

125
YEARS

CELEBRATING
OUR STORIES

2022 ANNUAL REPORT   Bank of Hawai'i

Contents

ON THE COVER

Canoe Builders by Lee Lawrie, 1927

More information about the artwork
featured on the cover can be found on
page 53 of this report.





Dear Fellow Shareholders,

In December 2022, Bank of Hawaiʻi reached a major milestone—our 125th anniversary. Our company was founded in 1897 in the newly formed Republic of Hawaiʻi by three businessmen and friends who could have never foreseen the tremendous changes on the horizon for Hawaiʻi and for the bank.

As I look back at the bank's growth since its founding and an incredible year of celebration, I also contemplate the ongoing adaptation to the once-in-a-century challenges of the COVID-19 pandemic, and the support we delivered that made an important difference.

Our conservative financial approach and prudent risk management combined with our investment in people and digital options provided us the resilience needed to meet challenges and create opportunities. It positioned us well to make swift changes and serve our customers in new ways while also maintaining specialized services in person. We have built a supportive foundation over 125 years that focuses on solid relationships with employees, customers and the community; environmental sustainability; and innovation.

Our 125th anniversary is also reflective of our strong brand and the values we embody—excellence, integrity, respect, innovation, commitment and teamwork. We have an abiding appreciation for all our stakeholders who have supported us over the last 125 years.

I'm honored to be part of the leadership of this special company whose history is also part of Hawaiʻi's history. You may read more about Bank of Hawaiʻi's 125-year story in a special section of this annual report.



Continuing Financial Strength

We made significant progress on our strategic initiatives in 2022, which positions us well for continued long-term growth. Bank of Hawai'i finished 2022 with a solid financial performance. We experienced quality core market loan growth in 2022, and continued net interest income and margin expansion. Asset quality, capital and liquidity remained strong at year end.

Diluted earnings per common share were $5.48 for the full year of 2022, compared with $6.25 for the full year of 2021. Net income for the year was $225.8 million, down 10.9% from the previous year. Despite rising interest rates, we saw continued loan growth to $13.6 billion, up 11.3% compared to 2021. In addition, total deposits ended the year at $20.6 billion, up 1.3% from year-end 2021.

Thanks to the hard work of our dedicated employees we are honored to have received the following recognition in 2022.

- *Newsweek* ranked Bank of Hawai'i **No. 3 among "America's Most Trusted Companies"** in the banking industry category, and the bank is the only Hawai'i business to appear on the list.
- Readers of the following publications selected Bank of Hawai'i as **"Hawai'i's Best Bank"**:

  Honolulu Star-Advertiser (12th straight year),

  Hawaii Tribune-Herald (7th straight year),

  West Hawaii Today (3rd straight year), and

  The Garden Island.
- Bank of Hawai'i was recognized by Junior Achievement USA with the **Bronze U.S. President's Volunteer Service Award** for the 2021–2022 school year.

- Additionally, Bank of Hawai'i continues to maintain its Aa3 rating for Long-Term Deposits and its a2 rating of the Baseline Credit Assessment by Moody's Investors Service (as of Dec. 2022).

Recovery Continues for Hawai'i's Economy

Economic recovery in the state is improving with the return of visitors. While still not at pre-pandemic levels, total visitor arrivals for 2022 are nearing that number. Arrivals increased 36.4% to 9,247,848, compared to 6,777,760 in 2021. Visitor spending increased to $19.29 billion. The long awaited return of international travelers should advance the industry recovery. The Hawai'i State Department of Business, Economic Development & Tourism (DBEDT) is forecasting an increase of 6.5% in visitor arrivals and 7.1% in visitor spending in 2023 over 2022.

Hawai'i's unemployment rate has also improved. According to DBEDT, Hawai'i's unemployment rate was 3.2% in December 2022 compared to 4.3% at the end of 2021. Nationally, the rate was 3.5%. Historically, the jobless rate in Hawai'i reached a record high of 22.4% in April 2020, and a record low of 1.9% in September 2017. Hawai'i's employment market still remains competitive because many workers who left the labor force during the start of the pandemic have not yet returned.

Hawai'i's housing market spiked in the summer of 2022. The cost of a single-family home set a record in May when it reached a median price of $1,153,500, while the median price of a condo also hit a record median at $534,000. While Hawai'i's housing market remains stable, the number of sales has slowed due to lack of inventory and higher mortgage rates, and prices have dipped

slightly although still well above the previous year. The median price of single-family homes increased by 11.6% to $1,105,000 on O'ahu, 11.1% to $1,105,000 on Maui, 7.3% to $1,180,000 on Kaua'i, and 4.8% to $500,000 on Hawai'i Island. The median price of condos increased by 7.4% to $510,000 on O'ahu, 19.2% to $775,000 on Maui, 16.4% to $712,500 on Kaua'i, and 19.8% to $575,000 on Hawai'i Island.

Prioritizing Our Employees' Success and Well-Being

One of the key elements to Bank of Hawai'i's success has always been our people, who work together to nurture meaningful relationships. Our ongoing investment in employees' well-being is about providing a variety of health and wellness support benefits, plus personal and professional development and education opportunities.

To help our employees during the challenges of the pandemic, Bank of Hawai'i announced an automatic 5% salary increase—2.5% merit increase and an unprecedented, one-time 2.5% inflation adjustment, which went into effect on April 1, 2022.

To provide greater flexibility, we announced a plan to combine vacation, floating holidays, personal days, dependent care, etc. into one paid time off category, starting in 2023. In addition, employees accrue time off at a faster rate and the number of vacation days that employees can carry over to the next year was increased.

To support education, the Bank of Hawai'i College Assistance Program (CAP) provides 100% free tuition to those who want to earn their first college degree. It has been a tremendous success since starting in 2016 with its first three participants.

Our most recent graduating class in May 2022 represented our largest group yet—seven employees who received their bachelor's degrees from Chaminade University of Honolulu. To date, 16 employees have earned degrees, and 30 employees were enrolled in the fall 2022 semester.

We are delighted to also support the higher education dreams of children and grandchildren of employees through the Bank of Hawai'i Foundation Scholarship. In 2022, 25 scholars were awarded a combined $85,750 in scholarship funding. Created in 2014, the scholarship program is administered by the Hawai'i Community Foundation. Since then, Bank of Hawai'i Foundation has provided $876,750 for 251 college scholarships.

Enhancing Our Customers' Experiences

With more digital banking options available than ever before, we know that our customers want a variety of convenient services available when it best suits them. Our Branch of Tomorrow network is an important cornerstone in providing flexible connections and specialized services as needed.

In 2022, we celebrated the opening of two new Branch of Tomorrow locations on Hawai'i Island in communities that we are proud to have served for many decades. Our Waimea Branch, which opened on Aug. 8, has been in its community for more than 60 years, while our Hilo Branch, which opened on Sept. 26, has been part of the area for more than a century.

In 2022, we enhanced SimpliFi, our digital banking platform, to allow customers to securely redeem pre-approved loans and instantly receive money in their deposit account. This popular new convenience resulted in an immediate jump in online consumer lending.

Our decisions are based on firsthand customer feedback that allows us to continually improve. For example, in 2022 we received responses to more than 16,000 customer surveys. Previous feedback inspired the creation of "Bank by Appointment," which started early in the pandemic to allow for in-branch interactions and personalized services at a specific time and location. Even after pandemic restrictions eased, this feature proved to be a big draw for customers as appointments more than doubled to over 60,000, compared to 25,000 in 2021.

Committed to Our Community

Bank of Hawai'i's commitment to taking care of our community is fundamental to who we are as a company. We view this as both a responsibility and an opportunity to create a better future for everyone. Through sponsorships, grants, hands-on volunteerism and more, we look for creative partnerships to make a difference.

A top priority is doing our part to seek solutions for Hawai'i's working poor by raising awareness of the issue and supporting efforts to address it. Bank of Hawai'i has sponsored the Aloha United Way's ALICE Report publication for Hawai'i since 2018. ALICE stands for Asset Limited, Income Constrained, Employed, and describes people and families with incomes above the Federal Poverty Line who do not qualify for many government assistance programs, and who are working, yet cannot afford basic necessities to remain self-sufficient.

In 2022, Bank of Hawai'i Foundation donated $97,500 to sponsor the publication of the latest report: ALICE in Hawai'i: 2022 Facts & Figures. The report was released in December and includes data for the entire state of Hawai'i on the impacts of the pandemic and inflation. Disappointing yet expected, the findings were eye-opening, such as an increase in Hawai'i households falling below the ALICE threshold, from 9% in 2019 to 15% in 2022. The report is available online at www.auw.org/alice-initiative.

Bank of Hawai'i also provides continuous support for the ALICE Cohort Initiative, made up of nonprofit partners that focus on sharing resources and working together to lift ALICE households to greater financial and social stability. The 2020–2024 ALICE Cohort features 17 nonprofits specifically working to increase access to public benefit programs, job training and career advancement opportunities. Their work also addresses decreasing household costs, developing matching savings programs, better access to loans, and the creation of affordable housing.

In 2022, Bank of Hawai'i Foundation provided over $2.2 million in community support, including special initiatives to mark our anniversary. For our 125th year, we wanted to go beyond celebrating a company milestone; we wanted to say thank you. In addition to our regular giving, each of our 2,000-plus employees had the opportunity to select a nonprofit to receive a $125 donation from Bank of Hawai'i Foundation. And to promote long-term environmental sustainability, the bank planted what amounts to 125 trees for every week of the year and provided grants to nonprofits that work to protect the environment. The total of these two initiatives reached nearly $345,000 for nonprofits in Hawai'i and the West Pacific.

We rounded out the year with our annual Live Kōkua Giving Campaign, an effort driven by employees. This year's fall campaign raised $569,717 from our bank 'ohana to support 325 of Aloha United Way's partner nonprofits. Since its launch in 2010, the Live Kōkua Giving Campaign has raised more than $7.5 million for local nonprofits.

Two years ago, Bank of Hawai'i announced a unique endorsement partnership with eight University of Hawai'i (UH) student-athletes. We were pleased to increase the partnership to 42 college student-athletes in the 2022–23 season, with representatives across men's and women's basketball and volleyball. These SimpliFi Athletes serve as ambassadors to help promote bank programs and initiatives, and to spread goodwill throughout the community.

Supporting Local Business

Supporting small businesses in our community has always been important to the bank. In 2022, we furthered our investment in local economic growth and diversification opportunities through a new program with Mana Up.

Mana Up is an accelerator and venture fund for Hawai'i-based products, with a mission to "level up," or help them grow their markets around the world. Mana Up's vision is to generate success for the local economy and create well-paying, interesting jobs for local people. Its goal is to create Hawai'i's next 100 product companies earning over $10 million in annual revenue. As Mana Up's banking partner, Bank of Hawai'i supports its annual accelerator program and has co-created an executive mentorship and training program to help propel local entrepreneurs to the next level.

Diversity, Equity, Inclusion and Belonging

The diversity of our employees brings welcome perspectives and enhances our teamwork while providing valuable community connections. Employees enthusiastically participate in activities to support Diversity, Equity, Inclusion and Belonging and often include a community service component.

Some highlights from 2022:

- The bank's newest Employee Resource Group (ERG) was created to help expand understanding of Native Hawaiian history, culture and language.

- Our Women Inspired group partnered with the nonprofit Ma'i Movement to assemble period care kits and address the fact that one in four people experience period poverty in Hawai'i.

- For the fourth consecutive year, the bank was a visionary sponsor for the 2022 Honolulu Pride Parade & Festival and our RainBOH volunteers turned out to spread the joy.

- The Blue Brigade, our Military employee resource group, was there when a veteran and his family moved into the home the group helped build with Honolulu Habitat for Humanity.

Welcome Executives

In January 2022, we welcomed Marco A. Abbruzzese to Bank of Hawai'i as vice chair and senior executive director of wealth management. He is responsible for overseeing the wealth management areas of Trust Services Group, Investment Services, and The Private Bank at Bank of Hawai'i. Abbruzzese also serves on our Executive Committee. With over 30 years of experience in wealth management, we welcome his leadership.

In November, Matthew Emerson was promoted from senior executive vice president to vice chair at Bank of Hawai'i, where he continues to oversee Retail Lending, Deposits & Digital Banking. Matt first joined Bank of Hawai'i in 2010, and has shared his expertise in a variety of areas, including in Online and Mobile Banking, E-commerce and Digital Channels, Product Management, and Investment Services. Matt's experience and contributions to the company over the years make him a valuable member of our team, and well-deserving of this promotion.

In Closing

As we celebrate 125 years of service, I would like to extend my heartfelt thanks to everyone involved in the success of Bank of Hawai'i. Thank you to our employees—past and present—for your dedication and commitment in caring for our customers. Thank you to our customers for entrusting us with many of your most important life decisions. Thank you to our communities across the Pacific; we are privileged to enjoy collaborative partnerships that bring continued growth for all. And we thank our shareholders for your confidence and support of Bank of Hawai'i.

Thank you for 125 years.

Mahalo nui loa,

Peter S. Ho

PETER S. HO
Chairman, President and CEO

2022 Financial Summary

Bank of Hawai'i Corporation and Subsidiaries (dollars in thousands, except per-share amounts)

FOR THE YEAR ENDED DECEMBER 31		2022		2021
Earnings Highlights and Performance Ratios				
Net Income	$	225,804	$	253,372
Basic Earnings Per Common Share		5.50		6.29
Diluted Earnings Per Common Share		5.48		6.25
Dividends Declared Per Common Share		2.80		2.74
Net Income to Average Total Assets (ROA)		0.98%		1.14%
Net Income to Average Shareholders' Equity (ROE)		16.10%		16.94%
Net Income to Average Common Equity (ROCE)		17.83%		17.92%
Net Interest Margin [1]		2.50%		2.36%
Efficiency Ratio [2]		59.49%		58.86%
Market Price Per Share of Common Stock:				
Closing	$	77.56	$	83.76
High		92.38		99.10
Low		70.15		75.65

AS OF DECEMBER 31				
Statements of Condition Highlights and Performance Ratios				
Loans and Leases	$	13,646,420	$	12,259,076
Total Assets		23,606,877		22,784,941
Total Deposits		20,615,696		20,360,108
Other Debt		410,294		10,391
Total Shareholders' Equity		1,316,995		1,611,611
Book Value Per Common Share	$	28.54	$	35.57
Allowance to Loans and Leases Outstanding		1.06%		1.29%
Full-Time Equivalent Employees		2,076		2,056
Branches and Offices		51		54

FOR THE QUARTER ENDED DECEMBER 31				
Earnings Highlights and Performance Ratios				
Net Income	$	61,307	$	63,837
Basic Earnings Per Common Share		1.51		1.56
Diluted Earnings Per Common Share		1.50		1.55
Net Income to Average Total Assets (ROA)		1.05%		1.12%
Net Income to Average Shareholders' Equity (ROE)		18.91%		15.92%
Net Income to Average Common Equity (ROCE)		21.28%		17.40%
Net Interest Margin [1]		2.60%		2.34%
Efficiency Ratio [2]		56.46%		60.18%

[1] Net interest margin is defined as net interest income, on a taxable-equivalent basis, as a percentage of average earning assets.

[2] Efficiency ratio is defined as noninterest expense divided by total revenue (net interest income and total noninterest income).

While the world is very different from 1897 when three friends opened the doors to Hawai'i's newest bank, what makes Bank of Hawai'i special remains the same. Our commitment to our employees, customers and shareholders, and investing in the well-being of our island home is at the core of who we are.

Bank of Hawai'i's practice is to keep moving forward while remaining true to our vision and values. While our original founders—Peter Cushman Jones, Charles Montague Cooke and Joseph Ballard Atherton—couldn't have imagined today's digital banking environment, we feel sure that they would recognize their legacy of service and the underlying values of excellence, integrity, respect, innovation, commitment and teamwork that continue to guide us today.

As we continue to progress, our anniversary gives us an opportunity to look back and celebrate some of our accomplishments and milestones.

TIMELINE

DECEMBER 17
1897

The Bank of Hawaii, Ltd. becomes the **first chartered and incorporated bank to do business in the Republic of Hawaiʻi**. It's started by Peter Cushman Jones, Charles Montague Cooke and Joseph Ballard Atherton.



JULY 1
1903

The first branch opens in Līhuʻe, Kauaʻi. It's rebuilt in 1912 and extensively renovated over the years. Today, the **Līhuʻe Branch** is the oldest bank branch in the islands.



NOVEMBER 27
1931

The bank's name officially changes to "**Bank of Hawaii**."



1946

Bank of Hawaii becomes the first Hawaiʻi bank to create a **Consumer Lending Department**.



1800s   1900s

DECEMBER 27
1897

The bank opens for business in a wooden building in downtown Honolulu with $400,000 in capital. Its first customer is Castle & Cooke Ltd., which opens a checking account.



MAY 1
1928

Hawaiʻi's first Lei Day is celebrated in the bank's downtown headquarters. The event honors the Lei Day Queen and her court, and features a lei-making competition judged by Hawaiian royalty.



1942

During World War II, Bank of Hawaii is designated the **official Pacific depository** for the United States Navy.



TIMELINE

1961

At the request of the Guam legislature, **Bank of Hawaii expands to Guam**. The bank also expands to Palau, and 10 years later adds services in Saipan.



1976

Bank of Hawaii introduces a **debit card**. For the first time, customers can make purchases and obtain cash from their checking accounts without writing a check.



1982

At a time when most purchases are made with cash, Bank of Hawaii becomes the **first local bank to operate an off-premise ATM**. Three years later, Bank of Hawaii is the first local financial institution to put ATMs inside stores.

1993

The bank forms a new **Investment and Trust Services Group** that includes "Pacific Capital Management," a newly formed institutional money management company.

1900s

1966

Senior Vice President Wilson P. Cannon, Jr. kicks off the tradition of **Aloha Friday** by encouraging employees to trade their suits and ties for aloha shirts on Fridays.



1981

Bank of Hawaii Foundation is created to fund philanthropic efforts through grants, sponsorships and partnerships with local nonprofit organizations.

1991

"Bancorp Hawaii, Inc." begins trading on the **New York Stock Exchange** under the symbol "BOH." It also receives approval to establish a full-service securities brokerage, "Bancorp Investment Group."



1994

A new **Safeway Waipahu In-Store Branch** introduces in-store banking to the islands. Other locations soon followed, including this branch in Kailua.



1997

Bank of Hawaii celebrates its 100th anniversary by **investing $5 million in the future of 100 local high school students** through the Bankoh 2nd Century Scholars program. Students from low and moderate income families receive extracurricular college prep assistance and the bank also funds their undergraduate college degrees.

1998

The **eBankoh website** is launched, making Bank of Hawaii the first bank in the state to offer online banking.



2000s

2007

Bank of Hawaii introduces the state's first **wireless banking service** for customers who have Internet access on their mobile phones. This sets the foundation for Bank of Hawaii to become the first major financial institution in the state to launch an iPhone app.

Bank of Hawaii introduces the **HUD 184A Native Hawaiian Housing Loan Guarantee Program**. To date, the bank is the only Hawai'i-based lender providing Department of Hawaiian Home Lands (DHHL) loans.

2010

The first **Employee Giving Campaign** raises $470,000 to benefit 20 employee-chosen nonprofits. Bank of Hawaii Foundation matches their donations for a total of $1 million. In 2013, it is renamed the "Live Kōkua Giving Campaign," and to date has donated over $7.5 million to nonprofits in Hawai'i and the West Pacific region.


$ 1,000,000
ONE MILLION
DOLLARS
Bank of Hawaii

2011

Bank of Hawaii Foundation becomes the founding sponsor of **PBS Hawai'i's HIKI NŌ**, the nation's first and only statewide student news program and digital media learning initiative. The sponsorship continues today.

2012

Bank of Hawaii adds the **Hawaiian language** to multi-language (Japanese, Chinese and English) screen capabilities of ATMs.



2014

The **Bank of Hawaii Foundation Scholarship** for college-bound children and grandchildren of employees begins by awarding 26 scholarships. To date, it has funded 251 scholarships totaling $876,750.



TIMELINE

2015

Designed to meet the growing needs of the unbanked and underbanked population, **EASE by Bank of Hawaii** becomes Hawai'i's first 100% digital checking account. In 2021, the paper-free and fee-free account was certified for meeting Bank On National Account Standards.



2018

SimpliFi Mortgage by Bank of Hawaii launches a **digital banking platform to streamline the online mortgage application** from any mobile device. Since then, SimpliFi by Bank of Hawaii has grown to help customers manage additional aspects of their finances online, such as opening accounts, buying a home and setting a budget.

2020

Bank of Hawaii **invests over $5 million in the University of Hawai'i athletics program**. UH Mānoa arena is renamed "SimpliFi Arena at Stan Sheriff Center," and Bank of Hawaii Foundation establishes an additional $100,000 endowment scholarship fund.

Bank of Hawaii Foundation makes an unprecedented **$3 million donation to Hawai'i Community Foundation's Hawai'i Resilience Fund** to help address growing social and economic impacts of COVID-19 in Hawai'i.



2000s

2016

The renovated Pearl City Branch debuts as the first **Branch of Tomorrow,** featuring cutting-edge technology and improved energy efficiency.

The **Bank of Hawaii College Assistance Program (CAP)** launches, providing 100% free tuition for employees seeking their college degrees. Since then, 16 employees have earned degrees paid for by the program, and the bank has given more than $1.7 million to employees for CAP educational costs.





2019

Bank of Hawaii is the first in Hawai'i to integrate *Zelle*, a person-to-person payment feature, into its mobile banking app.



2022

Bank of Hawai'i celebrates its **125th anniversary**, plants 125 trees per week throughout the year, and gives employees the opportunity to each choose a nonprofit to receive a $125 donation from Bank of Hawai'i Foundation. It also announces that out of appreciation and respect for the Hawaiian culture, the 'okina will be added to its corporate logo.



Bank of Hawai'i

Bank of Hawai'i CEOs

1897 to present



1897–1898
PETER CUSHMAN JONES
FIRST PRESIDENT



1898–1909
CHARLES MONTAGUE
COOKE



1909–1937
CLARENCE HYDE COOKE



1937–1955
EDWARD W. CARDEN



1956–1961
RUDOLPH A. PETERSON



1961–1962
JULIAN A. DAVIS



1963–1966
EDWARD A. SCHNEIDER



1966–1976
CLIFTON D. TERRY



1976–1980
WILSON P. CANNON, JR.



1980–1989
FRANK J. MANAUT



1989–1994
HOWARD H. STEPHENSON



1994–2000
LAWRENCE M. JOHNSON



2000–2004
MICHAEL O'NEILL



2004–2010
ALLAN R. LANDON



2010–PRESENT
PETER S. HO

CELEBRATING TODAY
FOR A BETTER TOMORROW



The Bankoh Blue Crew was joined by Hawaiian Airlines for our Community Service Day at Waiʻanae Kai Forest Reserve.

Throughout our 125th anniversary year, we celebrated our history and milestones made possible by the dedication and teamwork of many employees over the years. And because the story of Bank of Hawaiʻi is also about looking forward, we continue to celebrate by supporting our communities for a better tomorrow.



Our newly formed Native Hawaiian ERG volunteered at Paepae o He'eia in Windward O'ahu.



Sheri Morishige and Sherry Serrano helped distribute lunch vouchers to employees in downtown Honolulu.

Stephanie Xu and our Women Inspired ERG removed invasive algae from Maunalua Bay.

CELEBRATING EMPLOYEES

Our employees are the key to our success and accomplishments over the past 125 years. To acknowledge and celebrate their essential role in helping meet this milestone, employees were invited to select a commemorative anniversary gift, and gift cards were given away each month as prizes in a bank history trivia game.

Additionally, every Friday during August, the bank treated employees to lunch. O'ahu employees at our downtown Honolulu and Hale O Kapolei locations ordered from visiting food trucks, while teammates at O'ahu branches, on neighbor islands and in the West Pacific received specially catered meals.



CELEBRATING TODAY

FOR A BETTER TOMORROW





Damarly Dunkley of the Harmon Branch and her husband, Aric, were among more than 70 volunteers who planted trees to protect Guam's watersheds.

Mark Tokito (second from left), Erlinda Alegre (second from right) and Rowell Comia (far right) presented The Salvation Army with a grant on behalf of the bank's Aloha for Community.



Bank volunteers joined Mariana Islands Nature Alliance (MINA) to plant trees along Kilili Beach in Saipan.

CELEBRATING OUR COMMUNITY

Aloha for Community

Bank of Hawai'i Foundation gave each Bank of Hawai'i employee the opportunity to select a nonprofit to receive $125. This resulted in a contribution totaling $218,750 to nonprofits across Hawai'i and the West Pacific Region. The 237 nonprofits selected by our employees span a wide range of organizations with compelling missions; Child & Family Service, Lanakila Meals on Wheels, and K9 Kokua were the top three chosen.

Planting Trees for Sustainability

As part of our ongoing commitment to preserving the environment and to help address climate change, Bank of Hawai'i partnered with 12 nonprofits to plant more than 6,500 trees, the equivalent of more than 125 trees per week throughout 2022. These organizations planted trees statewide across Hawai'i, as well as on Guam, Saipan and Palau, and reflect all the island communities the bank serves. This initiative culminated on Arbor Day on Nov. 5, when hundreds of bank volunteers, along with Hawaiian Airlines employees, planted 2,000 native trees at the Wai'anae Kai Forest Reserve for Bank of Hawai'i's annual Community Service Day. Our overall tree planting support totaled $126,202.





125 MAHALO MOMENTS



To express our gratitude to organizations and people we're honored to support, we shared "Mahalo Moments" on our social media channels throughout our anniversary year. All 125 snapshots highlighted individuals and nonprofits who inspire us by making a difference in our communities every day.

To learn more about our 125-year history, visit **www.boh.com/125** for details on Bank of Hawai'i's accomplishments, milestones and community support, as well as videos highlighting stories of our bank 'ohana.



YEAR IN REVIEW

CREATING A LASTING LEGACY

Employees came together at Ruth Ke‘elikōlani Middle School for the first in-person SmartMoney Lesson Day since before the pandemic.

We are honored to have received the following recognition in our 125th anniversary year:

Newsweek magazine ranked Bank of Hawai'i No. 3 in the banking category of its inaugural **"America's Most Trusted Companies"** list. Bank of Hawai'i is the only Hawai'i business to be recognized.

The readers of *Honolulu Star-Advertiser, Hawaii Tribune-Herald, West Hawaii Today*, and *The Garden Isle* all selected Bank of Hawai'i as **"Hawai'i's Best Bank."**

Junior Achievement USA recognized Bank of Hawai'i with the **Bronze U.S. President's Volunteer Service Award** for the 2021–2022 school year.

Building Trust

Building lasting relationships is the foundation for serving our clients. In this increasingly digital banking environment, we know that our customers need more than the latest technology. Being available to interact with them in ways that go beyond answering their immediate financial needs is essential to providing the best possible services. Our goal remains to ensure that each interaction—whether in person, on the phone, at an ATM, or online—provides the best service and most reliable products when, where and how our customers want them.

We are evaluating all of our customer interactions from their points of view. This year we collected more than 16,000 customer surveys from all our service delivery channels (branches, website, Customer Service Center, online and mobile) and are assessing the feedback we received to make informed decisions about new products and their delivery. Based on this feedback, we are also streamlining many of our processes, including collaboration between departments at the bank.

Developing New CX Leaders

Developing Customer Experience (CX) leaders who will explore new ways to champion customer-centricity across the company now and in the future is one of Bank of Hawai'i's strategic goals and focus.

In early 2022, our Customer Experience team began offering special training and presentations to empower employees to act as customer advocates in their respective departments. CX Advocate training included hands-on introductions to design thinking, a human-centered problem solving approach that can help teams to better understand customer experiences, challenge assumptions and create innovative solutions. This CX Advocate pilot was so successful that it is being expanded to all departments across the bank in 2023.

CX certification courses were also made available to key leaders at the bank, and CX training curriculum was integrated into our existing Pathways to Professional Excellence (PPE) and Leadership Development Program (LDP). To further enhance the focus on a customer-first mindset—including with employees who do not interact directly with customers—eLearning modules were introduced to hone skills.

We are seeing a positive response to this renewed focus on customer experience, and we look forward to finding new and innovative solutions to better serve our customers.

Every Call Matters

Our Customer Service Center has always played a key role in facilitating exceptional service for our customers. Not only does it quickly provide safe and secure personalized services, but also helps resolve any issues that may occur, giving peace of mind to customers.

The team connects with customers via several virtual channels including phone, chat and video. This year we saw a significant decrease in wait times, down 50% from 2021 to 2022, resulting in an average wait of 5 minutes for 2022. We look forward to piloting a new position, the Virtual Relationship Banker, to work seamlessly within our branches to take customer appointments through virtual channels, ensuring customers can be served in the way that is most convenient for them.

Digital Innovation and Growth

As customers trend toward digital options for banking, such as our mobile banking app or website, we are investing in making these tools simpler, safer and more convenient. Over the past two years, active monthly users of digital banking have grown by 12%.

Our website was updated to streamline its appearance and functionality, allowing us to expand our offerings while also ensuring a positive customer experience.

PRE-APPROVED LOANS VIA SIMPLIFI

In 2022, SimpliFi, Bank of Hawai'i's convenient online account opening and application experience, allowed customers to redeem pre-approved loans. This online loan redemption feature allows customers to use our intuitive interface to electronically sign documents and immediately

receive loan proceeds in their deposit account. This step forward in customer convenience proved very popular, resulting in an immediate jump in consumer lending online.

GROWING USE OF *ZELLE*

Bank of Hawai‘i added the *Zelle* payments network to its app for Hawai‘i customers in 2019 and launched the feature for Guam and Saipan in 2021, allowing users to send money directly from their bank account to someone else's. The convenience of fee-free, quick and secure transactions led to exponential adoption of *Zelle* since we first introduced it, and in 2022 year-over-year growth was 45%.

BANK BY APPOINTMENT

Bank by Appointment was launched at the start of the pandemic to make the best use of in-branch interactions and provide customers an option for personalized services at a specific time and location. The online system enables customers to book an in-person or telephone appointment for a wide range of specialized banking services, helps eliminate wait times, and allows bank personnel to provide the best services, products and customer experience.

This feature has been tremendously popular and more than doubled in use since last year, increasing to over 60,000 appointments in 2022 compared to 25,000 in 2021.

Branch of Tomorrow Network Expands

Our branches provide important opportunities for face-to-face connections with our customers. Bank of Hawai‘i's Branch of Tomorrow network grew in 2022 with the opening of two new branches on Hawai‘i Island.

The first new location was Waimea Branch, which opened on Aug. 8, and the second was Hilo Branch, which opened on Sept. 26. Both branches have long histories in their respective locations, with our Hilo Branch in the community for more than 100 years, and our Waimea Branch in that community for more than 60 years.

Both new branches feature the latest Branch of Tomorrow improvements, such as a Pili Room for private consultations; a BankLanai® with enhanced ATM features and 24/7 access; and biometric safe deposit boxes. Each is also artistically designed to feature signature art pieces that reflect their community.

Providing Support After COVID

SPECIALIZED LOAN ASSISTANCE

Our bank ‘ohana teams worked tirelessly during the height of the pandemic to respond to the financial needs of customers. We created an emergency loan program



Our new Hilo Branch features the latest Branch of Tomorrow technology and a wide, open floorplan.

for residential mortgages, home equity credit lines, auto loans and installment loans in addition to offering loan deferrals to our commercial clients.

Our Consumer Collections, Guam Collections, Mortgage Collections and Recoveries teams, along with teammates from other business units, assisted customers with forbearances and extensions while providing protection from negative

BANK OF HAWAI‘I BRANCHES AND ATMS

(As of December 31, 2022)

	BRANCHES & IN-STORE BRANCHES	ATMS
State of Hawai‘i	**47**	**276**
O‘ahu	25	185
Hawai‘i Island	8	40
Maui	8	29
Kaua‘i	4	20
Lāna‘i	1	1
Moloka‘i	1	1
West Pacific	**4**	**39**
Guam	2	27
CNMI/Saipan	1	8
Palau	1	4
Total	**51**	**315**



credit bureau reporting. More than 16,500 customers benefitted from these special loan extensions over the past two years of the pandemic. In March of 2022, all of the consumer loans had been removed from these special programs because they were no longer needed.

IN-PERSON SAFETY

As the risk from the pandemic decreased, Hawai'i's "Safe Travels" restrictions and the statewide indoor mask mandate ended on March 25, 2022. Bank of Hawai'i relaxed its guidelines for mask wearing in accordance with the state's guidelines, but retained some of the precautions as options for the safety of vulnerable employees and customers.

Bank of Hawai'i supported the acquisition or start of construction of **560** affordable housing units.

Hawai'i Housing Solutions

Homeownership is a major milestone. However, there is a severe shortage of affordable homes in Hawai'i. We have long partnered with developers to create solutions to the housing shortage, and also work with homebuyers (including first-time homebuyers) to help them become homeowners. Since 2007 when we introduced the HUD 184A Native Hawaiian Housing Loan Guarantee Program, we continue to be the only Hawai'i-based lender providing Department of Hawaiian Home Lands (DHHL) loans.

HAWAI'I'S LEADER IN MORTGAGE AND HOME EQUITY LENDING

We are honored that so many of Hawai'i's people choose us to help guide them through homeownership, home improvement and refinancing. According to data provided by Title Guaranty Hawaii, this positions Bank of Hawai'i once again, as the No. 1 residential real estate lender in Hawai'i in 2022.

For over a decade, we have been:

- #1 in number of mortgage and refinance loans made in the state of Hawai'i, and

- #1 in total dollars by a local bank for residential loans.

In 2022 we increased home equity credit lines to $400,000 without the need for appraisal, allowing homeowners to more easily access their equity for whatever their lives might require. This program helped customers save up to $1,000 in third-party appraisal costs to originate a $400,000 home equity credit loan.

Bank of Hawai'i has helped thousands of families follow their dreams of building wealth by making the process of obtaining a mortgage or refinancing as easy and accessible as possible through our SimpliFi by Bank of Hawai'i online features, combined with the expertise of our residential loan officers.

INVESTING IN AFFORDABLE HOUSING

With limited land mass and the need to import building materials, the cost of housing in Hawai'i for renters as well as homebuyers remains one of the highest in the nation. This has caused some local workers to postpone or abandon dreams of homeownership—or even leave their island home.

Bank of Hawai'i continues to focus on housing solutions to meet a variety of community needs by providing construction funding and lending to developers for affordable housing options. In 2022, Bank of Hawai'i supported the acquisition or start of construction of 560 affordable housing units (206 on O'ahu, 214 on Maui, 92 on Hawai'i Island and 48 on Kaua'i), and over 1,300 units are in the pipeline.

We are committed to investing in new opportunities to create more homes across the state, including recent development projects on three different islands.



Mana Up co-founder, Meli James, aims to support local businesses as they grow and expand their reach worldwide.

Bank of Hawaiʻi worked with nonprofit developer Ikaika Ohana and Urban Housing Communities (UHC) to support the Kaiāulu o Kūkuʻia project in Lahaina, Maui. The 200-apartment project, made up of 25 two-story eight-plex buildings, will include 100 two-bedroom, 75 three-bedroom and 25 four-bedroom units of affordable workforce housing for families in Maui County earning 60% or less of the median income. Located on state land leased purposefully for the creation of affordable housing, this community is designed to be sustainable and energy efficient with cost savings for residents. Groundbreaking was held in July 2022.

Bank of Hawaiʻi assisted nonprofit developer EAH Housing with a 92-unit affordable senior community residence in Hilo for veterans, surviving spouses and other income-qualified seniors. Construction started in November 2022 for the Hale Nā Koa ʻO Hanakahi development on Hawaiʻi Island, designed for people 62 years or older, serving households earning 30% to 80% of the area median income. The project is the residential component of a master planned, full service complex that will also later include a veterans' center and a community-based outpatient clinic.

We are also a committed equity investor in Low-Income Housing Tax Credit (LIHTC) projects across the state as well as in the Commonwealth of the Northern Mariana Islands/Saipan. For example, in 2022, Bank of Hawaiʻi invested more than $20 million in LIHTC to support the development of Ikaika Ohana's Kaiāulu o Kūkuʻia affordable housing development in Lahaina, Maui.

Helping Local Businesses Grow

Bank of Hawaiʻi has always provided steadfast support to Hawaiʻi's small businesses and entrepreneurs at the heart of our communities. To fuel long-term growth and success for Hawaiʻi's businesses, we invested in local economic growth and diversification opportunities by partnering with Mana Up.

Mana Up is an accelerator and venture fund for Hawaiʻi-based entrepreneurs, with a mission to help them grow their markets globally through retail and e-commerce channels. They help Hawaiʻi companies become global companies, bringing to the world what makes Hawaiʻi special while increasing economic opportunity and jobs.

Additionally, Mana Up and Bank of Hawaiʻi have co-created an executive mentorship and training program to help propel local entrepreneurs to their next level. This annual initiative matches 10 Mana Up companies with executive mentors from Bank of Hawaiʻi based on specialized areas of growth. This program provides leadership and business maturation advice to entrepreneurs, while offering the executive mentors the opportunity to extend their expertise to benefit the community at large.

Investment and Insurance Services in Changing Times

Bankoh Investment Services, Inc. (BISI), our securities broker dealer subsidiary, provides clients with a comprehensive and competitive suite of investment and insurance solutions with a personal touch.

During the pandemic and beyond, trusted BISI advisors have focused on providing enhanced education and personal support for clients concerned with retirement, healthcare costs, rising inflation and market volatility and declines. Their personal involvement with their clients allows them to offer helpful advice on how to manage their finances during post-pandemic changes.



FINDING WAYS TO

GIVE BACK

Kanani Ioapo and her husband, Ken, were among hundreds of volunteers who planted trees at Waiʻanae Kai Forest Reserve for our annual Community Service Day.

During our anniversary year, Bank of Hawai'i committed to showing our appreciation for the communities where we live and work. Each of the bank's 2,000-plus employees was given the opportunity to select a nonprofit to receive a $125 donation from Bank of Hawai'i Foundation.



Our Bankoh Blue Crew helped sort donations at YWCA's Dress for Success.

Additionally, the bank planted the equivalent of 125 trees per week throughout 2022, and provided grants to Hawai'i and West Pacific nonprofits that work to protect the environment. The total from these two initiatives alone is nearly $345,000. More information about the ways we gave back in celebration of 125 years can be found on pages 12–15 of this annual report.

Bank of Hawai'i, its employees, and the Foundation contributed nearly $3.4 million to community and philanthropic causes in 2022.

Employee Giving through Live Kōkua

In 2022, our Bankoh Blue Crew (which references our bright blue shirts) has been highly visible doing good for the community.

LIVE KŌKUA VOLUNTEER PROGRAM

Here are a few of the community service events in 2022.

Homeless Shelter Lunches: Bank volunteers returned to prepare and serve lunches to Institute for Human Services (IHS) residents. Prior to the pandemic, Bankoh Blue Crew members consistently volunteered for this service, and stepped up again once IHS made the opportunity available.

YWCA Dress for Success: Volunteers helped YWCA sort through donated items that are sold to raise funds to help empower participating women, including those transitioning out of prison or shelters, or who are new or returning to the workforce. The program provides mentorship, professional attire and job training.

Goodwill Goes GLAM! returned to the Blaisdell Exhibition Hall after a two-year hiatus. Volunteers assisted Goodwill Hawaii with their signature fundraiser to help people with employment barriers find work. Their community initiatives help more than 10,000 people statewide each year.



Kayla Matautia and Sheri Lynn Freitas were thrilled to volunteer at the popular Goodwill Goes GLAM! in person again this year.

2022 LIVE KŌKUA GIVING CAMPAIGN

Employees and retirees raise funds every year for the Live Kōkua Giving Campaign, first created in 2010.

This year's campaign, #BankohCares, ran from Oct. 11 to Dec. 12 and raised $569,717 to support a selection of Aloha United Way's partner nonprofits. To date, employees and retirees have donated over $7.5 million through the Live Kōkua Giving Campaign for nonprofits in Hawai'i and the West Pacific region.

Support for 2020–2024 ALICE Cohort

For almost half of our residents, Hawai'i's high cost of living is taking a toll. Hawai'i's ALICE (Asset Limited, Income Constrained, Employed) Cohort Initiative raises awareness about a huge, but sometimes hidden, segment of our community that is struggling to afford basic necessities.

Hawai'i's ALICE Cohort Initiative focuses on lifting ALICE households—existing above the Federal Poverty Line, but still struggling—to greater financial and social stability, and increasing access to safe and affordable housing.

The 2022–24 ALICE Fund invests in the ALICE Cohort Initiative, which includes 17 nonprofits collectively working to develop and implement impactful and scalable programs to help O'ahu's ALICE households. It is overseen by Aloha United Way (AUW) and Hawai'i Community Foundation. Bank of Hawai'i Foundation is one of many supporting the 2022–24 ALICE Fund over three years.

ALICE IN HAWAI'I: 2022 FACTS AND FIGURES

Bank of Hawai'i has sponsored the ALICE Report for Hawai'i since 2018.

In 2022, Bank of Hawai'i Foundation provided a grant of $97,500 to sponsor ALICE in Hawai'i: 2022 Facts & Figures. The report was released in December 2022 and made available publicly through AUW's website. It includes data for the entire state of Hawai'i and helps to inform government decision-making at the state and county levels.

2022 Financial Education/ Community Reinvestment Act (CRA)

Partnering with other organizations to support small businesses, improve financial education, create affordable housing and well-paying jobs, address homelessness, and improve healthcare are all areas of focus for

our participation under the CRA. Bank of Hawai'i holds an outstanding Community Reinvestment Act rating.

SUPPORTING SAIPAN'S SMALL BUSINESSES

This is the 11th year of the I Kinometi Para I Kumunidåt I Islå-ta Small Business and Revitalization and Development grants. Grants of up to $5,000 are awarded each year by Bank of Hawai'i Foundation for projects that promote new small businesses on Saipan and encourage existing ones to expand with an emphasis on projects that will benefit the community.



Grant recipient, DreamPlay, used their funds to purchase learning and development tools for toddlers.

In 2022, the five awardees included:

- A gourmet cookie shop that purchased signage and furnishings so it could move from catering operations to a brick-and-mortar store.

- A locally owned dive shop that paid for scuba diving instructors and offered discounted classes to residents.

- A family-owned clothing company that purchased new inventory including quick-dry tees.

- A childcare service for preschool children that purchased supplies and provided teaching staff with the latest educational and childcare training.

- A locally owned outpatient hemodialysis center that purchased equipment to ensure continuous dialysis care and related services in the event of a disaster or power outage.

NONPROFIT PARTNERSHIPS AT-A-GLANCE

Bank of Hawai'i Foundation

Bank of Hawai'i Foundation is honored to support hundreds of nonprofits in our community each year. The following are some of the grants and sponsorships from Bank of Hawai'i Foundation in 2022.

PBS Hawai'i's HIKI NŌ

$100,000 continues Bank of Hawai'i Foundation's 11th year of supporting the nation's first and only statewide student news program and digital media learning initiative.

Hawai'i Foodbank

$50,000 was donated to improve the Foodbank's data tracking through new technology that will help them provide more reliable information to the federal government, and improve sustainability in their food distribution services.

Bank of Hawai'i Foundation Family Sundays

$100,000 funded the return of Family Sundays at the Honolulu Museum of Art after a two-year hiatus due to the pandemic. Since 2004, Family Sundays by Bank of Hawai'i Foundation has offered free admission for residents on the third Sunday of every month,

providing access to arts, culture and entertainment.

Hawai'i P-20 Partnerships for Education

$100,000 was provided to the University of Hawai'i Foundation for college scholarships.

Legacy Foundation, Honolulu Pride Parade and Festival

A $15,000 annual commitment was made to continue our visionary level sponsorship through 2024 as part of our focus on diversity and inclusion in the community. Bank of Hawai'i Foundation has been a sponsor for the past four years.

Catholic Charities Hawai'i's 75th Anniversary

$50,000 was donated to celebrate the organization's anniversary and to provide funding to their multiple services for Hawai'i's elderly, immigrants, mentally ill, families and others in need.

21st Annual Native Hawaiian Convention, "Hulihia"

$10,000 was provided to the Council for Native Hawaiian Advancement for their Honolulu convention. More than 1,500 community members attended the convention, which explored sustainability in Hawai'i.

HELPING LOW-INCOME FAMILIES RECEIVE TAX REFUNDS

Every year since 2010, Bank of Hawai'i employees have partnered with Goodwill Hawaii's Volunteer Income Tax Assistance (VITA) program. This year, 29 volunteers became IRS-certified for the 2022 season and were accepted in the Consumer Financial Protection Bureau (CFPB) Tax Time Initiative Cohort. Our volunteers prepared 95 tax filings that resulted in over $126,000 in refunds back to the community. This was the first year we had representation on four of the major Hawaiian Islands.

SUPPORTING PRINCESS RUTH KE'ELIKŌLANI MIDDLE SCHOOL

Bank volunteers have provided unique financial education opportunities to public schools across Hawai'i and the West Pacific since 2009.

Built in the heart of downtown Honolulu on the grounds of the former palace of Princess Ruth Luka Ke'elikōlani of Hawai'i, this Title 1 school serves students in grades 6 through 8. While nearby neighborhoods feature luxury apartments and homes, the majority of students reside in government and affordable housing complexes or transitional and homeless shelters.

In April, nearly 50 Bank of Hawai'i volunteers returned to the school to teach 300 students in 23 classrooms for our SmartMoney Lesson Day during Financial Literacy Month. Topics were explored in a fun way, and included the importance of saving money as well as saving energy to help protect the environment. Dozens of other schools also welcomed bank volunteers to share SmartMoney financial lessons in the spring, and again in October and November.

We returned to Princess Ruth Ke'elikōlani Middle School on Career Day in May to share experiences about working at a bank and to answer students' questions.

HELPING YOUNG PEOPLE WHO HAVE EXPERIENCED FOSTER CARE

The HI H.O.P.E.S. Initiative (in partnership with EPIC 'Ohana, Hawai'i Community Foundation, the Jim Casey Youth Opportunities Initiative, and the Annie E. Casey Foundation) works to ensure that Hawai'i's young people who experience foster care have the resources they need for success. Since 2010, Bank of Hawai'i has been a supporter of HI H.O.P.E.S., and continues to provide individual development savings accounts (IDAs) while building relationships with young people striving to create independence after experiencing foster care.

Since the start of HI H.O.P.E.S., Bank of Hawai'i has opened 968 IDAs for large purchases such as housing, education and vehicles. Forty-two percent of the accounts were used to make a qualified-asset purchase aggregating to $1.41 million. The most common qualified purchase on O'ahu was for education (35%), followed by housing (25%). On the neighbor islands, 44% of participants used their funds for transportation, while 24% made a deposit for housing.

Bank of Hawai'i employees also serve on advisory groups for HI H.O.P.E.S. on the four major islands including groups in Hilo and Kona on Hawai'i Island.



Lono Kealoha and other bank employees taught important financial literacy courses to 11th graders at Wai'anae High School in November.



OUR EMPLOYEES

CREATING CONNECTIONS

Noe Jan Gumboc received his bachelor's degree in May through Bank of Hawai'i's College Assistance Program.

For 125 years, Bank of Hawai'i's greatest advantage has been our employees, who go above and beyond every day to bring care to our customers. There is nothing more powerful than the way they work together to build meaningful relationships and deliver exceptional service. In 2022, we continued to take steps to more deeply understand the needs of our employees.

Benefits That Matter

At the beginning of 2022, Bank of Hawai'i announced an annual 2.5% salary increase plus an unprecedented, one-time 2.5% inflation adjustment, that went into effect on April 1. The increases were implemented to reward the outstanding efforts of employees in providing service to customers and colleagues during the uncertainty and challenges of the pandemic, and to help offset the effects of the rapid rise in inflation.

In addition to the special merit increase, an announcement was made at the end of 2022 about new employee benefits scheduled to go into effect January 2023. All of these benefits were designed to give employees greater flexibility and choice. These include:

- A consolidation of all paid time off (PTO) into one category. Formerly, paid time off was separated into vacation, floating holidays, birthdays and dependent care. An added benefit is that the amount of paid time off now accrues faster.

- New hires will be given access to a week of their paid time off as soon as they're hired.

Paying for Employees' College Educations

In 2022, seven employees received their bachelor's degrees from Chaminade University of Honolulu thanks to the Bank of Hawai'i College Assistance Program (CAP). The program supports employees' long-term educational goals by paying 100% of their tuition (plus fees for textbooks and materials) to get either an associate or bachelor's degree from Chaminade or the University of Hawai'i's Community Colleges (UHCC).

The program started in 2016 with three participants and, to date, 16 employees have earned degrees in the major of their choice. Thirty employees were enrolled in the Fall 2022 semester, with $324,406 reimbursed. The program has paid more than $1.7 million for employees' educational costs since its inception.



Peter Ho celebrated with the seven employees who received their bachelor's degrees in the summer, paid for by the bank's College Assistance Program: Tony Syxomphou, Noe Jan Gumboc, Parris Smith, Theresa Neal-Viela, David Lammay, Jonathan Enos and Alex Duggan.

Connection and Inclusion

One of the ways that Bank of Hawai'i helps promote inclusivity in our workplace culture is through our Employee Resource Groups (ERG). These groups offer great ways for employees to connect as well as to educate the company as a whole. With many of our employees spending more time working from home, the ERGs and their community outreach efforts provide ways for employees to engage with one another while making a positive impact in the community.

These are some of the community activities of the groups in 2022:

LGBTQ+: Our RainBOH volunteers turned out to participate in the 2022 Honolulu Pride Parade & Festival for the first time after a two-year hiatus. Employees wearing "Live Your Pride" T-shirts, butterfly wings and rainbow accessories marched in the Waikīkī parade, helped hand out butterfly fans, and applied custom temporary tattoos at the bank's booth at the festival.

Military: During Mental Health Awareness Month in May, the Blue Brigade hosted a special discussion about managing stress to help promote the importance of emotional and psychological well-being. Open to all bank employees, this pau hana featured a speaker from Samaritan Counseling Center Hawaii.

Late in 2021, our Blue Brigade picked up hammers to help build a Honolulu Habitat for Humanity home for a U.S. Navy veteran and his family. In August 2022, our Blue Brigade was there to help celebrate when the completed Waimānalo home was blessed and the Young family moved in.



Our "Live Your Happy. Live Your Pride" float was a highlight of the Honolulu Pride Parade through Waikīkī.

Women Inspired: After hearing about the great work of the nonprofit Ma'i Movement to address the fact that one in four people experience period poverty in Hawai'i, this ERG signed up to help. Bank of Hawai'i purchased an assortment of menstrual products, and the Women Inspired volunteers broke down the pallets of supplies, sorted the products and packed supply boxes. Volunteers assembled 1,960 period care kits for Ma'i Movement.

Native Hawaiian: The bank's newest ERG welcomes Native Hawaiians and allies to advocate for Native Hawaiians, and helps expand understanding of Hawaiian history, culture and language. During Hawaiian History Month in September, a group of more than 40 employees, friends and family enjoyed a day of volunteering and fellowship at Paepae o He'eia, the nonprofit that cares for He'eia Fishpond on the windward side of O'ahu. They removed invasive plants and helped to restore part of the fishpond wall.



The Blue Brigade helped build the Young family home and celebrated their move-in day in August. Here, in the new kitchen are Eddie Quan, Valerie Lam, Enid and Lloyd Young, Momi Akimseu and Fred Alvarado.

Strengthening Team Dynamics

Our special culture of 'ohana and collaboration is so important that Bank of Hawai'i invested in technology and tools, and created online forums to help teams stay connected during the pandemic, especially when many were working remotely. Now that the workplace has changed and we are embracing a new hybrid environment for some employees, we can no longer rely on just one method to stay connected and engaged.

We began rolling out new software to help managers better connect, engage and understand their employees while strengthening team dynamics. The new tool is designed to bring teams closer together through workshops facilitated by managers, and includes opportunities for discussion and interactive activities.

Employees also embraced a new engagement app that encourages positive connections with each other through appreciation posts, birthday wishes and anniversary celebrations.



Justin Prestidge and David Pajarillo joined other members of the newly formed Native Hawaiian ERG for their inaugural service day at Paepae o He'eia in Windward O'ahu.

Bank of Hawai'i Employee Development Programs

Leadership Development Program

Two-year accelerated program designed for recent college graduates who are looking to advance their business perspective and grow their skill set through hands-on, real-world experience.

PROGRAM DATES:
July 18, 2022–July 17, 2024

OUTCOME: Inaugural 2022 cohort kicked off with **3 associates** in Finance, Lending and Information Technology.

Summer Intern Program

Summer interns spend eight weeks with various departments and bank leadership.

PROGRAM DATES:
June 13–Aug. 5, 2022

OUTCOME: 34 interns representing **23 business units**

Bank Associates Program

Over the course of the program, recent graduates and emerging professionals are exposed to a variety of offerings designed to boost personal and professional growth.

PROGRAM DATES:
July 11–Dec. 9, 2022

OUTCOME: 4 associates in Branch Banking

Pathways to Professional Excellence

Participants are nominated by their managers and selected to take part in this highly regarded leadership program.

PROGRAM DATES:
July 18–Dec. 16, 2022

OUTCOME: 37 employees representing **14 business units**

Movers and Shakas

Participants from Hawai'i businesses build relationships through cultural education, community service and networking opportunities.

PROGRAM DATES:
May 7–June 23 (Cohort #1) and Oct. 1–Nov. 10 (Cohort #2)

OUTCOME: 7 participants

College Mentorship Program

Provides college students with insights into corporate work environments, the financial industry and Bank of Hawai'i while providing professional development to help them grow.

PROGRAM DATES:
March 7–April 25 (Spring '22) and Oct. 3–Nov. 21 (Fall '22)

OUTCOME: 15 students representing Chaminade University and UH Shidler Clubs (Business Executive Society of Tomorrow, Financial Management Association, and Information Technology Management Association)



2022 Pathways to Professional Excellence participants celebrated after completing the program.








OUR CLIENTS

Our 125-year story is filled with countless connections to our community that helped shape who we are today. In celebration of our anniversary and in appreciation for those relationships, we connected with clients to celebrate their stories of success and partnership with Bank of Hawai‘i, including some who were featured in our annual reports over the years.

"The bank is a lot like Hawai'i, where we're all looking out for each other." —NIK LOBENDAHN

NIK AND JENNIFER LOBENDAHN
Owners, Over Easy, Easy 'Que, Bakery at Over Easy

Nik and Jennifer met when they were working at Alan Wong's restaurant, where they shared a passion for food. They realized they wanted to start a business together before they even knew they wanted to get married. After seven years of saving and planning, plus help from family and friends, in July 2016 they opened Over Easy, a breakfast restaurant in Kailua with a fresh and unique menu. They hit the ground running, putting a lot of love and thought into every detail of their new business and featuring what Jennifer calls their life's dream menu. In 2019, they expanded to open Easy 'Que across the street from their breakfast location. It features a local-style barbecue menu with Asian flavor nuances the Lobendahns describe as "aloha barbeque."

They survived the COVID shutdown by making creative pivots. Serving takeout at Over Easy, selling family dinners, DIY semi-prepared meals, pastry boxes, and other items helped them keep their doors open.

In 2022, they opened a bakery connected to Over Easy featuring baked goods they serve at the restaurant and other treats like custom cakes. While a lot of hard work goes into running their restaurants, they feel lucky to truly love what they do. They're thankful for their team that helped them grow through the years, and look forward to what's next.

EASYQUEHI.COM





"There are three words that would describe our relationship with Bank of Hawai'i: personalized, professional, partnership. And that's the way that it should be with a banking relationship."—RAND COON

THE COON FAMILY

Owners, Trilogy Excursions

Trilogy Excursions is a multigenerational family business that started with two brothers, Eldon and Afton Coon. Now Eldon's sons, Rand and Jim, and the third generation—the "cousin consortium" of their six adult children—work together. The company is celebrating its 50th anniversary in 2023.

After sailing around the South Pacific for a year and a half in a 50-foot trimaran they built themselves, Jim and Rand fell in love with Hawai'i and settled on the island of Maui. In 1973, they decided to create a day experience much like their South Pacific cruise, which would show their guests the best day of their vacation by featuring good food with good friends, white sand beaches and beautiful snorkeling. Their crews are educated in Hawaiian culture, history, flora and fauna, and sharing that mana'o (insight) is part of the engaging hospitality they offer to guests. Early on, the company set the boating-industry standard for environmental awareness and continues to work toward a long-term goal of becoming net zero as part of doing the right things for the environment. SAILTRILOGY.COM



Jim Coon, LiAnne (Coon) Driessen, Rand Coon and Ginger (Coon) Lucy



"Once we made the switch to Bank of Hawai'i there's been no reason to go anywhere else. They've taken banking to a different level." —MICHAEL ROCK

"It truly is the bank of Hawai'i."
—CHERYL ROCK

MICHAEL AND CHERYL ROCK
Owners, Hawaiian Instrument Designs Corp.
dba Mele Ukulele

After moving to Maui in 1982 from Boston, Michael began building custom furniture and circular staircases for high-end building projects. For fun he used his craftsmanship to make repairs on stringed instruments. When the Gulf War slowed Maui's construction, he began making 'ukulele full time. Cheryl, whose background is in business and finance, focused on the clients so Michael could concentrate on crafting instruments, and in 1997 they opened their first store in Wailuku.

All of the instruments at Mele Ukulele are designed and finished in their shop. When the business started, 'ukulele were considered toys sold as souvenirs or expensive custom-made instruments, with nothing in between. It became their mission to fill that gap and deliver affordable and quality instruments, especially for local families who wanted their children to learn to play. They developed different lines to offer a selection of price points suitable for anyone from a beginner to an intermediate to a professional. Thirty years later, the 'ukulele is a mainstream instrument, and Mele Ukulele is proud of the role it continues to play. MELEUKULELE.COM







Brittany Heyd and Meli James



"When I think of Bank of Hawaiʻi, I think about it as all about Hawaiʻi. It's not just dollars and cents. This partnership is meaningful because of our shared overall mission in trying to achieve this next vision for Hawaiʻi." —BRITTANY HEYD

MELI JAMES AND BRITTANY HEYD
Co-founders, Mana Up

Mana Up is a statewide initiative designed to support entrepreneurs in Hawaiʻi. Mana Up hosts a six-month accelerator program for local product companies to help them grow through retail and e-commerce channels. With a goal to create Hawaiʻi's next 100 product companies earning over $10 million in annual revenue, Mana Up helps Hawaiʻi-based companies "level up" and become global companies. Mana Up's vision is to fuel an economic growth engine for Hawaiʻi that can generate success for the local economy and create well-paying, interesting jobs for local people. As Mana Up's exclusive banking partner at the Founder Level, Bank of Hawaiʻi supports the annual accelerator program and is co-creating an executive mentorship and training program to help propel local entrepreneurs to their next level.

With one-on-one mentorship plus other support, 53% of Mana Up companies grew their revenue despite challenges during the pandemic. Many of these entrepreneurs have been recognized internationally for their products' high quality or innovation.

MANAUPHAWAII.COM





"Bank of Hawai'i has been a supportive partner of Outrigger Hospitality Group since the company was founded 75 years ago. We value and trust the Bank of Hawai'i team."

JEFF WAGONER

President & CEO, Outrigger Hospitality Group

Outrigger Resorts & Hotels is a toes-in-the-sand brand, synonymous with beachfront hospitality, iconic live music and authentic signature experiences. Celebrating its 75th anniversary in 2022, Outrigger has charted a journey of discovery—expanding from Hawai'i to premier beach resort destinations including Fiji, Mauritius, Thailand and the Maldives.

Outrigger is focused on positively affecting society and the environment with "The Outrigger Way" of caring for its hosts, guests and place. This theme is woven throughout Outrigger's ESG (environmental, social, governance) platform. The OutriggerCARES Foundation, a 501(c)(3) nonprofit, was launched in 2022 as a formal vehicle to provide financial support to Outrigger hosts in times of need. And Outrigger Zone "OZONE," the company's global conservation program, focuses on preserving healthy oceans and protecting coral reefs. Through partnerships with like-minded nonprofits and its own Coral Kids Clubs, Outrigger aims to continue as active stewards of the environment and positive corporate citizens. OUTRIGGER.COM



"The Lord has blessed and guided our family in so many ways, like leading us to Bank of Hawai'i for assistance and advice with our financial needs." —DR. WILLIAM WONG, JR.

THE WONG FAMILY

Rita Wong and Dr. William Wong, Sr.
Kerri Wong and Dr. William Wong, Jr.

The Wongs are a family of medical and real estate professionals and, as their practices grew, so did their relationship with Bank of Hawai'i. Rita Wong is a Realtor® and real estate investor who also owns Rita Wong Realty, Inc., which specializes in real estate sales and vacation rentals. She has depended on Bank of Hawai'i Senior Relationship Manager Cori Weston for many years.

Dermatologist William Wong, Sr., MD, owns Hawaii Dermatology & Surgery, Inc., which takes a holistic approach in delivering dermatology care. Ophthalmologist William Wong, Jr., MD, owns Hawaii Vision Clinic, which provides the highest standards of eye care and technology to treat all kinds of eye conditions in adults and children. Bank of Hawai'i not only helped these professionals build their businesses, but also played a role in helping Rita and Dr. William Wong, Sr. set up education funding for their grandchildren, and guided Kerri and Dr. William Wong, Jr. in the startup of Hawaii Vision Clinic, and the construction of their family's dream farm. HAWAIIDERMATOLOGYANDSURGERY.COM and HAWAIIVISIONCLINIC.COM



Dr. William Wong, Sr.,
Rita Wong, Kerri Wong and
Dr. William Wong, Jr.





"We are happy to have a partner like Bank of Hawai'i with the services to help us with our personal banking as well as the expertise to help us succeed by revisiting our business plans, financial assessments and market analysis."

MALCOLM YORKSTON

Owner, Hawaiian Rainbow Bees LLC

Hawaiian Rainbow Bees is proud to bring a local, unprocessed, healthy Hawaiian honey from "bee to bottle." The family-owned-and-operated business pulls honey from about 1,500 hives. Many are located on macadamia nut farms on Hawai'i Island, while others are in areas of diversified agriculture on O'ahu and Hawai'i Island featuring crops such as coffee, banana, coconut, mango and avocado. The honey is a regular winner at the annual Big Island Beekeepers Association's Hawaiian Natural Honey Challenge, and is exported all over the world. Their EZ squeeze honey pouch is the first of its kind, and is perfect for Hawai'i's outdoor, on-the-go lifestyle.

Hawaiian Rainbow Bees has worked with Bank of Hawai'i since the company's inception in 2011. Malcolm regularly visits the tellers and manager at the Mānoa Branch, including Senior Market Manager Summerset Lovett, who helped Rainbow Bees set up their business accounts. More recently, Malcolm moved many of his personal accounts to Bank of Hawai'i. RAINBOWBEES.COM



Mykala Tokunaga,
Michael Tokunaga and
Peggy Tokunaga



"A wise and successful businessman once told me, 'Michael, make sure you get a good contractor that you can trust and, most of all, a good bank and banker that you can also trust!' Bank of Hawai'i has treated our business very well for 102 years."

MICHAEL TOKUNAGA

Owner, S. Tokunaga Store, Inc.

S. Tokunaga Store, located in Hilo, Hawai'i, offers a full range of fishing, diving, hunting, and firearms gear. Opened by Sumie Tokunaga in 1920 as a simple mom-and-pop store, the business has grown for 102 years. It is now run by Michael Tokunaga, the 3rd generation of Tokunagas, who took over the business from his mom, Ethel Tokunaga. Ethel (Sumie's daughter-in-law) ran the business from 1960 to 1991. The store has become the No. 1 center for deep water and shoreline fishing supplies on Hawai'i Island, and also offers everything for hunting, diving or camping adventures. With a knowledgeable staff who have over 75 years of combined experience, they continue to follow Sumie's original philosophy of service: "Get the customers the products that they want, and provide them at a reasonable price with the best service. Treat them how you would like to be treated, and make them feel comfortable." STOKUNAGASTORE.COM



Dr. Cheri and Norman Gentry
(seated in front) with
Thomas Gentry and Nicole Gentry



"We are honored and grateful for the thousands of homeowners who have placed their trust in Gentry for more than 50 years. We are especially thankful that Bank of Hawai'i has been by our side as a loyal and trusted partner, through thick and thin, in all our business endeavors."

NORMAN AND DR. CHERI GENTRY

Shareholders, Gentry Homes, Ltd.

Gentry Homes, a family-owned business since 1968, has been building homes in Hawai'i for more than fifty years. Ocean View Estates on the windward side of O'ahu was among the first of many Gentry communities, which later included Waipio by Gentry and Ewa by Gentry. The Gentry name has come to represent the very best quality in new-home construction, and today more than 14,000 families call a Gentry community home. Gentry has also developed numerous commercial and industrial projects, such as Gentry's Kona Marina, the Gentry Waipio Business Park, and the Gentry Pacific Design Center. Bank of Hawai'i has been a trusted partner of the Gentry businesses for decades.

Norman and Dr. Cheri Gentry also work with Bank of Hawai'i to plan for the financial futures of the third generation of the Gentry family and for their charitable giving.

GENTRYHAWAII.COM



"Even though any teller can assist my mom, she always asks for Mike. She has difficulty hearing and knows Mike will patiently take the time to explain. It's reassuring knowing that he's nearby. He is such a blessing and will always be considered part of the family." — LESLIE KAWAMOTO

JANE LEONG AND LESLIE KAWAMOTO

Jane Leong retired over 30 years ago and lives with her daughter and son-in-law, Leslie and Eric Kawamoto. Jane's relationship with Bank of Hawai'i began in the late 1950s when she worked at an office above the branch on South King Street, where she opened her first checking account.

Leslie works at Alexander & Baldwin as the CEO's assistant. In 2012, she received a call from Sr. Relationship Banker Mike Kobashigawa at the Mānoa Branch. He suggested a meeting with a Bank of Hawai'i financial planner to grow her mother's money. "That was the beginning of our wonderful relationship with Mike," Leslie said. "In addition to Mike, I have met many wonderful Bank of Hawai'i employees downtown as part of my job. Whenever they call or visit, their good energy adds a smile to my day."



Consolidated Statements of Income

Bank of Hawai'i Corporation and Subsidiaries (dollars in thousands, except per-share amounts)

FOR THE YEAR ENDED DECEMBER 31	2022	2021
Interest Income		
Interest and Fees on Loans and Leases	$ 439,798	$ 398,616
Income on Investment Securities		
Available-for-Sale	70,555	64,550
Held-to-Maturity	81,490	61,955
Deposits	32	10
Funds Sold	4,274	883
Other	1,217	702
Total Interest Income	597,366	526,716
Interest Expense		
Deposits	39,678	15,216
Securities Sold Under Agreements to Repurchase	12,600	13,260
Funds Purchased	417	7
Short-Term Borrowings	2,070	–
Other Debt	2,043	943
Total Interest Expense	56,808	29,426
Net Interest Income	540,558	497,290
Provision for Credit Losses	(7,800)	(50,500)
Net Interest Income After Provision for Credit Losses	548,358	547,790
Noninterest Income		
Trust and Asset Management	43,803	46,068
Mortgage Banking	5,980	14,964
Service Charges on Deposit Accounts	29,620	25,564
Fees, Exchange, and Other Service Charges	54,914	55,457
Investment Securities Losses, Net	(6,111)	(1,297)
Annuity and Insurance	3,782	3,224
Bank-Owned Life Insurance	9,968	7,784
Other	15,585	19,589
Total Noninterest Income	157,541	171,353
Noninterest Expense		
Salaries and Benefits	235,270	228,293
Net Occupancy	39,441	26,244
Net Equipment	38,374	35,703
Data Processing	18,362	20,297
Professional Fees	14,557	12,895
FDIC Insurance	6,546	6,536
Other	62,715	63,621
Total Noninterest Expense	415,265	393,589
Income Before Provision for Income Taxes	290,634	325,554
Provision for Income Taxes	64,830	72,182
Net Income	$ 225,804	$ 253,372
Preferred Stock Dividends	7,877	2,975
Net Income Available to Common Shareholders	$ 217,927	$ 250,397
Basic Earnings Per Common Share	$ 5.50	$ 6.29
Diluted Earnings Per Common Share	$ 5.48	$ 6.25
Dividends Declared Per Common Share	$ 2.80	$ 2.74
Basic Weighted Average Common Shares	39,601,089	39,837,798
Diluted Weighted Average Common Shares	39,788,002	40,053,664

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for the
Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

Consolidated Statements of Condition

Bank of Hawai'i Corporation and Subsidiaries (dollars in thousands)

AS OF DECEMBER 31		2022		2021
Assets				
Interest-Bearing Deposits in Other Banks	$	3,724	$	2,571
Funds Sold		81,364		361,536
Investment Securities				
Available-for-Sale		2,844,823		4,279,056
Held-to-Maturity (Fair Value of $4,615,393 and $4,646,619)		5,414,139		4,694,780
Loans Held for Sale		1,035		26,746
Loans and Leases		13,646,420		12,259,076
Allowance for Credit Losses		(144,439)		(157,821)
Net Loans and Leases		13,501,981		12,101,255
Total Earning Assets		21,847,066		21,462,944
Cash and Due From Banks		316,679		196,327
Premises and Equipment, Net		206,777		199,393
Operating Lease Right-of-Use Assets		92,307		95,621
Accrued Interest Receivable		61,002		45,242
Foreclosed Real Estate		1,040		2,332
Mortgage Servicing Rights		22,619		22,251
Goodwill		31,517		31,517
Bank-Owned Life Insurance		453,882		344,587
Other Assets		573,988		384,727
Total Assets	$	23,606,877	$	22,784,941
Liabilities				
Deposits				
Noninterest-Bearing Demand	$	6,714,982	$	7,275,287
Interest-Bearing Demand		4,232,567		4,628,567
Savings		7,962,410		7,456,165
Time		1,705,737		1,000,089
Total Deposits		20,615,696		20,360,108
Securities Sold Under Agreements to Repurchase		725,490		450,490
Other Debt		410,294		10,391
Operating Lease Liabilities		100,526		103,210
Retirement Benefits Payable		26,991		38,494
Accrued Interest Payable		9,698		2,499
Taxes Payable		7,104		11,901
Other Liabilities		394,083		196,237
Total Liabilities		22,289,882		21,173,330
Shareholders' Equity				
Preferred Stock ($.01 par value; authorized 180,000 shares; issued / outstanding: December 31, 2022 and December 31, 2021 - 180,000)		180,000		180,000
Common Stock ($.01 par value; authorized 500,000,000 shares; issued / outstanding: December 31, 2022 - 58,733,625 / 39,835,750; and December 31, 2021 - 58,554,669 / 40,253,193)		582		581
Capital Surplus		620,578		602,508
Accumulated Other Comprehensive Loss		(434,658)		(66,382)
Retained Earnings		2,055,912		1,950,375
Treasury Stock, at Cost (Shares: December 31, 2022 - 18,897,875 and December 31, 2021 - 18,301,476)		(1,105,419)		(1,055,471)
Total Shareholders' Equity		1,316,995		1,611,611
Total Liabilities and Shareholders' Equity	$	23,606,877	$	22,784,941

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for the

Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

Relative Stock Price Performance

Bank of Hawai'i Corporation / Bank of Hawai'i (As of Dec. 31, 2022)



— BOH   — S&P Regional Banking Index   — KBW Regional Banking Index   — S&P 500

92.60
90.55

80.56
79.69

Unbroken History of Dividends

(Bank of Hawai'i Corporation)



Note: Historical dividends adjusted for stock splits





Strong, yet graceful, the powerful image depicted on our cover is of a bronze bas-relief plaque designed by renowned architectural sculptor Lee Lawrie. "Canoe Builders" was created for Bank of Hawai'i's newly built Honolulu headquarters that opened in 1927.

Native Hawaiians are shown shaping a canoe in this plaque. It is one of six commissioned for the building, each designed with careful thought and consideration for the unique beauty of Hawai'i. Another by Lawrie shows Native Hawaiians casting a fishnet, while the four others designed by artist Thomas Mueller portray ancient and modern means of transportation and livelihoods.

The imagery resonates to this day, and all six plaques were preserved over the decades. They are still on display today in the bank's Main Branch in downtown Honolulu.

Executive Committee
Bank of Hawai'i Corporation / Bank of Hawai'i

AS OF DEC. 31, 2022



From left: Mary E. Sellers, Peter S. Ho, James C. Polk
and Dean Y. Shigemura



From left: Marco A. Abbruzzese, Susan L. Ing,
Matthew K.M. Emerson and Ruth L. Erickson.

Bank of Hawai'i's Executive Committee represents the major functions of the bank and is accountable for its overall strategy and performance.

Peter S. Ho
Chairman, President
and Chief Executive Officer

Marco A. Abbruzzese
Vice Chair
Wealth Management

Sharon M. Crofts
Vice Chair
Client Solutions Group

Matthew K.M. Emerson
Vice Chair
Retail Lending, Deposits
& Digital Banking

James C. Polk
Vice Chair and Chief Banking Officer

Mary E. Sellers
Vice Chair and Chief Risk Officer

Dean Y. Shigemura
Vice Chair and Chief Financial Officer

Ruth L. Erickson
Senior Executive Vice President,
E-commerce and Demand Center

Susan L. Ing
Senior Executive Vice President
and Chief Marketing Officer





From left: Sharon M. Crofts, Patrick M. McGuirk, Taryn L. Salmon and Sharlene R. Ginoza-Lee

Patrick M. McGuirk
Senior Executive Vice President, Chief General Counsel and Corporate Secretary

Taryn L. Salmon
Senior Executive Vice President and Chief Information Officer

Sharlene R. Ginoza-Lee
Executive Vice President and Chief People Officer

Operating Committee

Bank of Hawai'i's Operating Committee is comprised of 19 leaders representing corporate staff functions from various business segments who are responsible for the daily operations of the bank.

Eric Chen
Senior Vice President and Senior Director of Enterprise Operations

Guy C. Churchill
Senior Executive Vice President, Co-Lead Executive Commercial Banking Group

Ryan Field
Executive Vice President and Chief Information Security Officer

Jill F.S. Higa
Senior Executive Vice President, Branch Banking

Torrie M. Inouye
Executive Vice President and Chief Data Officer

Vance H. Jones
Executive Vice President and Chief Technology Officer

Roger J. Khlopin
Executive Vice President and Chief Investment Officer

Edward C.S. Kim
Executive Vice President, Consumer Lending

Jennifer Lam
Senior Executive Vice President and Treasurer

Kimarie Matthews
Executive Vice President, Client Services

James K.M. Moniz
Executive Vice President, Mortgage Banking

Lacey Nakaguma
Executive Vice President and Chief Audit Executive

Craig A. Norris
Senior Executive Vice President and Chief Credit Officer

Amy Peckinpaugh
Senior Vice President and Director of Modern Workplace Solutions

Kristine R. Stebbins
Executive Vice President and Chief Experience Officer

Dana S. Takushi
Senior Executive Vice President and Senior Executive Director of The Private Bank

Melissa A. Torres-Laing
Senior Vice President and Director Corporate Communications

Luke W.T. Yeh
Senior Executive Vice President, Enterprise Credit Risk Analytics

Dirk K. Yoshizawa
Senior Executive Vice President, Co-Lead Executive Commercial Banking Group

Board of Directors
Bank of Hawai'i Corporation / Bank of Hawai'i

AS OF DEC. 31, 2022



Board of Directors (seated from left): Raymond P. Vara, Barbara J. Tanabe, Peter S. Ho, S. Haunani Apoliona, Kent T. Lucien. Standing from left: Michelle E. Hulst, Mark A. Burak, Elliot K. Mills, Victor K. Nichols, Robert W. Wo, Alicia E. Moy, John C. Erickson, Dana M. Tokioka and Joshua D. Feldman.

Peter S. Ho
Chairman, President and
Chief Executive Officer
Bank of Hawai'i Corporation
and Bank of Hawai'i

Raymond P. Vara
Bank of Hawai'i Lead
Independent Director
President and Chief
Executive Officer,
Hawai'i Pacific Health

S. Haunani Apoliona
Former Trustee,
Office of Hawaiian Affairs

Mark A. Burak
Retired Executive Vice President,
Bank of America

John C. Erickson
Former Vice Chairman,
Union Bank

Joshua D. Feldman
President and
Chief Executive Officer,
Tori Richard, Ltd.

Michelle E. Hulst
Former EVP and
Chief Operating Officer,
The Trade Desk

Kent T. Lucien
Retired Vice Chair and
Chief Strategy Officer,
Bank of Hawai'i Corporation
and Bank of Hawai'i

Elliot K. Mills
Vice President,
Disneyland Resort and Aulani,
A Disney® Resort and Spa

Alicia E. Moy
President and
Chief Executive Officer,
Hawai'i Gas

Victor K. Nichols
Former Chairman and
Chief Executive Officer,
Harland Clarke Holdings

Barbara J. Tanabe
Principal Owner,
Ho'akea Communications, LLC

Dana M. Tokioka
Vice President,
Atlas Insurance Agency, Inc.

Robert W. Wo
Owner and Director,
C.S. Wo & Sons, Ltd.

Shareholder Information

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements concerning, among other things, the economic and business environment in our service area and elsewhere, credit quality and other financial and business matters in future periods. Our forward-looking statements are based on numerous assumptions, any of which could prove to be inaccurate and actual results may differ materially from those projected because of a variety of risks and uncertainties, including, but not limited to: 1) general economic conditions either nationally, internationally or locally may be different than expected, and particularly, any event that negatively impacts the tourism industry in Hawai'i; 2) unanticipated changes in the securities markets, public debt markets, and other capital markets in the U.S. and internationally; 3) competitive pressures in the markets for financial services and products; 4) the impact of legislative and regulatory initiatives, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"); 5) changes in fiscal and monetary policies of the markets in which we operate; 6) the increased cost of maintaining or the Company's ability to maintain adequate liquidity and capital, based on the requirements adopted by the Basel Committee on Banking Supervision and U.S. regulators; 7) actual or alleged conduct which could harm our reputation; 8) changes in accounting standards; 9) changes in tax laws or regulations or the interpretation of such laws and regulations; 10) changes in our credit quality or risk profile that may increase or decrease the required level of our reserve for credit losses; 11) changes in market interest rates that may affect credit markets and our ability to maintain our net interest margin; 12) the impact of litigation and regulatory investigations of the Company, including costs, expenses, settlements, and judgments; 13) any failure in or breach of our operational systems, information systems or infrastructure, or those of our merchants, third party vendors and other service providers; 14) any interruption or breach of security of our information systems resulting in failures or disruptions in customer account management, general ledger processing, and loan or deposit systems; 15) changes to the amount and timing of proposed common stock repurchases; and 16) natural disasters, public unrest or adverse weather, public health, and other conditions impacting us and our customers' operations. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. For a detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements please refer to the risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and any subsequently filed reports with the U.S. Securities and Exchange Commission. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update forward-looking statements to reflect later events or circumstances.

For the reasons described above, we caution you against relying on any forward-looking statements. You should not consider any list of such factors to be an exhaustive statement of all of the risks, uncertainties, or potentially inaccurate assumptions that could cause our current expectations or beliefs to change. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by the federal securities laws.

Bank of Hawai'i Corporation is an independent regional financial services company serving businesses, consumers and governments in Hawai'i and the West Pacific. The Company's principal subsidiary, Bank of Hawai'i, was founded in 1897. For more information about Bank of Hawai'i Corporation, see the Company's website, www.boh.com.

Corporate Headquarters
Bank of Hawai'i Corporation
130 Merchant Street
Honolulu, Hawaii 96813

Annual Meeting
The annual meeting of shareholders will be held on Friday, April 28, 2023, at 8:30 a.m. Hawai'i Time. Information to access the virtual meeting is available in the company's 2023 Proxy Statement.

Transfer Agent and Registrar
Computershare Investor Services, LLC
150 Royall Street, Suite 101, Canton, MA 02021

Common Stock Listing NYSE: BOH
The common stock of Bank of Hawai'i Corporation is traded on the New York Stock Exchange under the ticker symbol BOH and is quoted daily in leading financial publications as "Bank of Hawaii."

Dividend Reinvestment & Stock Purchase Plan (DRP)

Bank of Hawai'i Corporation's DRP allows existing shareholders to purchase common shares of the company's stock by either reinvesting their stock dividends or by optional cash payments.

- Individuals must possess at least one share of the company's stock to participate in the DRP.

- Shares are purchased on the 10th business day of each month based on the average of five trading days ending on the day of purchase.

- Minimum payment for purchase of shares is $25 and the maximum is $5,000 per calendar quarter.

- There are no fees for purchasing shares or for the safekeeping of stock certificates. Fees are assessed on the sale of shares in the DRP.

Detailed information about Bank of Hawai'i Corporation's DRP can be found online at www.boh.com or by calling Computershare Investor Services LLC at 1-888-660-5443.

Inquiries
Shareholders with questions about stock transfer services, share holdings or dividend reinvestment may contact Computershare Investor Services LLC at 1-888-660-5443 between 7:00 a.m. and 5:00 p.m. Central Standard Time.

Investors and Analysts Seeking Financial Information
Jennifer Lam
Manager, Investor Relations
Phone: 1-808-694-8007

For General Inquiries
Phone: 1-888-643-3888
www.boh.com


Bank of Hawai'i

BANK OF HAWAI'I CORPORATION
P.O. BOX 2900
HONOLULU, HAWAII 96846



125 Years: Celebrating Our Stories

View Bank of Hawai'i's 2022
digital Summary Annual Report,
featuring videos of our Chairman,
clients, community and employees
at **www.boh.com/annual-report**.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2022

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____

Commission File Number: **1-6887**

BANK OF HAWAII CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**99-0148992**
(State of incorporation)	(I.R.S. Employer Identification No.)

130 Merchant Street	**Honolulu**	**Hawaii**	**96813**
(Address of principal executive offices)	(City)	(State)	(Zip Code)

1-888-643-3888
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**BOH**	**New York Stock Exchange**
Depository Shares, Each Representing 1/40th Interest in a Share of 4.375% Fixed Rate Non-Cumulative Preferred Stock, Series A	**BOH.PRA**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of the registrant's outstanding voting common stock held by non-affiliates on June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter), determined using the per share closing price on that date on the New York Stock Exchange of $74.40, was approximately $2,927,429,225. There was no non-voting common equity of the registrant outstanding on that date.

As of February 15, 2023, there were 39,785,398 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2023 Annual Meeting of Shareholders, are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year end ended December 31, 2022.

Bank of Hawai'i Corporation
2022 Form 10-K Annual Report
Table of Contents

Item 1. Business

General

Bank of Hawaii Corporation ("Bank of Hawai'i Corporation" or the "Parent") is a Delaware corporation and a bank holding company ("BHC") headquartered in Honolulu, Hawaii. The Parent's principal operating subsidiary, Bank of Hawaii ("Bank of Hawai'i" or the "Bank"), was organized on December 17, 1897, and is chartered by the State of Hawaii. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") and the Bank is a member of the Federal Reserve System.

The Bank, directly and through its subsidiaries, provides a broad range of financial products and services primarily to customers in Hawaii, Guam, and other Pacific Islands. References to "we," "our," "us," or "the Company" refer to the Parent and its subsidiaries and are consolidated for financial reporting purposes. The Bank's subsidiaries are identified in Exhibit 21.1 to this Form 10-K and include, among others, Bankoh Investment Services, Inc., and Pacific Century Life Insurance Corporation. The Bank's subsidiaries are engaged in securities brokerage, investment advisory services, and providing credit insurance.

We are organized into three business segments for management reporting purposes: Consumer Banking, Commercial Banking, and Treasury and Other. See Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and Note 13 to the Consolidated Financial Statements for more information.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports can be found free of charge on our website at www.boh.com as soon as reasonably practicable after such material is electronically filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). The SEC maintains a website, www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our Corporate Governance Guidelines; charters of the Audit and Risk Committee, the Human Resources and Compensation Committee, and the Nominating and Corporate Governance Committee; and our Code of Business Conduct and Ethics are available on our website at www.boh.com. Printed copies of this information may be obtained, without charge, by written request to the Corporate Secretary at 130 Merchant Street, Honolulu, Hawaii, 96813.

Competition

The Company operates in a highly competitive environment subject to intense competition from traditional financial service providers including banks, savings associations, credit unions, mortgage companies, finance companies, mutual funds, brokerage firms, insurance companies, and other non-traditional providers of financial services including financial service subsidiaries of commercial and manufacturing companies. Some of our competitors are not subject to the same level of regulation and oversight that is required of banks and BHCs, and receive favorable tax treatment. As a result, some of our competitors may have lower cost structures. Also, some of our competitors, through delivery channels such as the Internet, may be based outside of the markets that we serve. By emphasizing our extensive branch network, exceptional service levels, and knowledge of local trends and conditions, the Company believes it has developed a competitive advantage in its market.

Supervision and Regulation

Our operations are subject to extensive regulation by federal and state governmental authorities. The regulations are primarily intended to protect depositors, customers, and the integrity of the U.S. banking system and capital markets. The following information describes some of the more significant laws and regulations applicable to us. The descriptions below are qualified in their entirety by reference to the applicable laws and regulations. Proposals to change the laws and regulations governing the banking industry are frequently raised in Congress, in state legislatures, and with the various bank regulatory agencies. Changes in applicable laws or regulations, or a change in the way such laws or regulations are interpreted by regulatory agencies or courts, may have a material impact on our business, operations, and earnings.

The Parent

The Parent is registered as a BHC under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and is subject to the supervision of and to examination by the Board of Governors of the Federal Reserve (the "FRB"). The Parent is also registered as a financial institution holding company under the Hawaii Code of Financial Institutions (the "Code") and is subject to the registration, reporting, and examination requirements of the Code.

The BHC Act prohibits, with certain exceptions, a BHC from acquiring direct or indirect beneficial ownership or control of either a company that is not a bank, or more than 5% of the voting shares of any bank, without the FRB's prior approval. A BHC is generally prohibited from engaging in any activity other than banking, managing or controlling banks or other subsidiaries authorized under the BHC Act, or an activity that the FRB has determined to be so closely related to those activities as to be a proper incident to one of them.

Under FRB policy, a BHC is expected to serve as a source of financial and management strength to its subsidiary bank(s). A BHC is also expected to commit resources to support its subsidiary bank(s) in circumstances where it might not do so absent such a policy. Under this policy, a BHC is expected to maintain reliable funding and contingency plans to stand ready to provide adequate capital funds to its subsidiary bank(s) during periods of financial adversity and to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary bank(s).

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") banks and BHCs from any state are permitted to acquire banks located in any other state, subject to certain conditions, including certain nationwide and state-imposed deposit concentration limits. Banks also have the ability, subject to certain restrictions, to acquire branches outside their home states by acquisition or merger under the Riegle-Neal Act. The establishment of new interstate branches is also possible in those states with laws that expressly permit de novo branching. Because the Code permits de novo branching by out-of-state banks, those banks may establish new branches in Hawaii.

Bank of Hawaiʻi

The Bank is subject to extensive federal, state, territorial and foreign regulations that significantly affect its business and activities. The Bank is subject to supervision of the FRB and examination by the Federal Reserve Bank of San Francisco, the Consumer Financial Protection Bureau (the "CFPB"), and the State of Hawaii Department of Commerce and Consumer Affairs' ("DCCA") Division of Financial Institutions. These regulatory bodies have broad authority to implement standards and to initiate proceedings designed to prohibit depository institutions from engaging in activities that may represent "unsafe" or "unsound" banking practices or constitute violations of applicable laws, rules, regulations, administrative orders, or written agreements with regulators. The standards relate to, among other compliance matters, operations and management, asset quality, interest rate exposure, capital, executive compensation, and consumer protection. The regulatory bodies are authorized to take action against institutions that fail to meet such standards, including the assessment of civil monetary penalties and restitution, the issuance of cease-and-desist orders, and other actions, up to and including revocation of a bank's charter for the most severe infractions, or putting such a bank into receivership if it is not financially viable.

Bankoh Investment Services, Inc., the broker-dealer and investment adviser subsidiary of the Bank, is incorporated in Hawaii and is regulated by the SEC, the Financial Industry Regulatory Authority, and the DCCA's Insurance Division. Pacific Century Life Insurance Corporation is incorporated in Arizona and is primarily regulated by the State of Arizona Department of Insurance.

The Dodd Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and its regulations, among other things, mandated capital and liquidity requirements, established standards for mortgage lenders, regulated executive and incentive-based compensation, imposed various consumer protections and numerous other provisions. Provisions also limit or place significant burdens and costs on activities traditionally conducted by banking organizations, such as arranging and participating in swap and derivative transactions, proprietary trading and investing in private equity and other funds.

Several provisions of the Dodd-Frank Act were significantly changed by enactment of the Economic Growth, Regulatory Relief, and Consumer Protection Act in May 2018, notably by eliminating the requirement for institutions like the Company to perform and publicly disclose periodic stress tests. The Company continues to monitor and implement rules, regulations, and interpretations of the Dodd-Frank Act as they are adopted and modified, and to evaluate their application to our current and future operations.

Capital Requirements

In July 2013, the FRB, the Office of the Comptroller of the Currency (the "OCC") and the FDIC adopted new capital rules (the "Rules"). These Rules were designed to help ensure that banks maintain strong capital positions by increasing both the quantity and quality of capital held by U.S. banking organizations. The Rules reflect, in part, certain standards initially adopted by the Basel Committee on Banking Supervision in December 2010 (which are commonly called "Basel III" standards) as well as requirements by the Dodd-Frank Act.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") identifies five capital categories for insured depository institutions: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

The federal banking agencies are authorized by FDICIA to impose progressively more restrictive constraints on operations, management and capital distributions, depending on the capital category in which an institution is classified. These "prompt corrective actions" can include: requiring an insured depository institution to adopt a capital restoration plan guaranteed by the institution's parent company; placing limits on asset growth and restrictions on activities, including restrictions on transactions with affiliates; restricting the interest rates the institution may pay on deposits; prohibiting the payment of principal or interest on subordinated debt; prohibiting the holding company from making capital distribution without prior regulatory approval; and ultimately appointing a receiver for the institution.

A "well capitalized" institution must have a Common Equity Tier 1 Capital Ratio of at least 6.5%, a Tier 1 Capital Ratio of at least 8%, a Total Capital Ratio of at least 10%, a Tier 1 Leverage Ratio of at least 5%, and not be subject to a capital directive order. As of December 31, 2022, the Bank was classified as "well capitalized." The classification of a depository institution under one of the categories set out above is primarily for the purpose of applying the prompt corrective actions, and is not intended to be, nor should it be interpreted as, a representation of the overall financial condition or the prospects of that financial institution. See Note 11 to the Consolidated Financial Statements for more information.

Dividend Restrictions

The Parent is a legal entity separate and distinct from the Bank. The Parent's principal source of funds to pay dividends on its common stock and to service its liabilities is dividends from the Bank. Various federal and state laws and regulations limit the amount of dividends the Bank may pay to the Parent without regulatory approval. The FRB is authorized to determine the circumstances when the payment of dividends would be an unsafe or unsound practice and to prohibit such payments. The right of the Parent, its shareholders, and creditors to participate in any distribution of the assets or earnings of its subsidiaries is also subject to the prior claims of creditors of those subsidiaries. For information regarding the limitations on the Bank's ability to pay dividends to the Parent, see Note 11 to the Consolidated Financial Statements.

Transactions with Affiliates and Insiders

Transactions between the Bank and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of the Bank is any company or entity which controls, is controlled by or is under common control with the Bank which is not a subsidiary of the Bank. Under federal law, the Bank is subject to restrictions that limit the transfer of funds or other items of value to the Parent, and any other non-bank affiliates in "covered transactions." In general, covered transactions include making loans to an affiliate, the purchase of or investment in the securities issued by an affiliate, the purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral security for a loan or extensions of credit to any person or company, the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate, or certain transactions with an affiliate that involve the borrowing or lending of securities and certain derivative transactions with an affiliate.

Unless an exemption applies, covered transactions by the Bank with a single affiliate are limited to 10% of the Bank's capital and surplus, and with respect to all covered transactions with affiliates in the aggregate, they are limited to 20% of the Bank's capital and surplus. Section 23B of the Federal Reserve Act and Federal Reserve Regulation W also require that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other non-affiliated persons.

The Federal Reserve Act and Federal Reserve Regulation O place restrictions and certain reporting requirements on any extension of credit made by a member bank to (a) an executive officer, director, or principal shareholder of the bank, or any company of which the bank is a subsidiary, and of any other subsidiary of that company, and (b) a company controlled by such a person, or to a political or campaign committee that benefits or is controlled by such a person (collectively referred to as "insiders"). These restrictions include limits on loans to one borrower and conditions that must be met before such loans can be made. There is also an aggregate limitation on all loans to insiders and their related interests. Certain restrictions also apply to extensions of credit made to an executive officer, directors, or principal shareholder of a bank (or to a related interest of such person) by a correspondent bank.

The Volcker Rule

In December 2013, the Federal Reserve, the OCC, the FDIC, the SEC, and the Commodities Futures Trading Commission issued final rules to implement certain provisions of the Dodd-Frank Act commonly known as the "Volcker Rule." The Volcker Rule, as amended on August 20, 2019, generally prohibits U.S. banks from engaging in proprietary trading and restricts those banking entities from sponsoring, investing in, or having certain relationships with hedge funds and private equity funds. The prohibitions under the Volcker Rule are subject to a number of statutory exemptions, restrictions, and definitions. The Volcker Rule has not had a material impact on the Company's Consolidated Financial Statements, but we continue to evaluate its application to our current and future operations.

FDIC Insurance

The FDIC provides insurance coverage for certain deposits held by the Bank through the Deposit Insurance Fund, which the FDIC maintains by assessing depository institutions an insurance premium. The Bank is assessed deposit insurance premiums by the FDIC using a risk-based assessment rate and an adjusted average total assets. The Bank's FDIC insurance assessment was $6.5 million in 2022, $6.5 million in 2021, and $5.8 million in 2020.

A depository institution's deposit insurance may be terminated by the FDIC upon a finding that the institution's financial condition is unsafe or unsound, or that the institution has engaged in unsafe or unsound practices, or has violated any applicable rule, regulation, or order or condition enacted or imposed by a regulatory agency. Termination of the Bank's deposit insurance would end its ability to function as a commercial bank in Hawaii.

Depositor Preference

In the event of the "liquidation or other resolution" of an insured depository institution, claims of insured and uninsured depositors for deposits payable in the United States (including the claims of the FDIC as subrogee of insured depositors), plus certain claims for administrative expenses of the FDIC as a receiver will have priority in payment ahead of unsecured creditors including, in the case of the Bank, the Parent.

Other Safety and Soundness Regulations

The federal banking agencies also have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings standards, compensation, fees and benefits. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines before capital becomes impaired.

Community Reinvestment and Consumer Protection Laws

- *Community Reinvestment.* The Community Reinvestment Act of 1977 ("CRA") requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank's record in meeting the credit needs of the communities served by the bank, including low and moderate income neighborhoods. Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve," or "substantial non-compliance." The regulatory assessment of the bank's record is made available to the public. Further, these assessments are considered by regulators when evaluating mergers, acquisitions and applications to open, close, or relocate a branch or facility. The Bank's current CRA rating is "outstanding".

- *Consumer Protection Laws.* In addition to the CRA, the Bank is subject to a number of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population in connection with its lending activities. These include the Equal Credit Opportunity Act, the Truth-in-Lending Act, the Home Mortgage Disclosure Act and the Real Estate Settlement Procedures Act.

Federal banking regulators, pursuant to the Gramm-Leach-Bliley Act, have enacted regulations limiting the ability of banks and other financial institutions to disclose nonpublic consumer information to non-affiliated third parties. The regulations require disclosure of privacy policies and allow consumers to prevent certain personal information from being shared with non-affiliated third parties. The Fair and Accurate Credit Transaction Act ("FACT Act") requires financial institutions to develop and implement an identity theft prevention program to detect, prevent and mitigate identity theft "red flags" to reduce the risk that customer information will be misused to conduct fraudulent financial transactions.

A number of other federal and state consumer protection laws extensively govern the Bank's relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, Telephone Consumer Protection Act, the Service Members Civil Relief Act and these laws' respective state-law counterparts, as well as state and territorial usury laws and laws regarding unfair and deceptive acts and practices. These and other laws subject the Bank to substantial regulatory oversight and, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, and restrict the Bank's ability to raise interest rates.

The CFPB was created under the Dodd-Frank Act as an agency responsible for promulgating and enforcing regulations designed to protect consumers including adding prohibitions on unfair, deceptive and abusive acts and practices. The CFPB, along with other prudential regulators and the Department of Justice, have also expanded the focus of their regulatory examinations and investigations to include "fair and responsible banking." Fair and responsible banking strives to provide equal credit opportunities to all applicants of a community, to prohibit discrimination by lenders on the basis of certain borrower characteristics, and to ensure that a bank's practices are not deceptive, unfair, or take unreasonable advantage of consumers or businesses. The enhanced focus encompasses the entire loan life cycle, including post-closing activities such as collections and servicing, and pre-application activities such as marketing and loan solicitation and origination.

Violations of applicable consumer protection laws and regulations can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, and civil money penalties. Failure to comply with consumer protection requirements may also result in our failure to obtain required bank regulatory approvals for transactions the Bank may wish to pursue, or prohibit us from engaging in such transactions even if approval is not required.

Bank Secrecy Act / Anti-Money Laundering Laws

The Bank is subject to the Bank Secrecy Act and other anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001. The USA PATRIOT Act created new laws, regulations, and penalties, imposed significant new compliance and due diligence obligations, and expanded the application of those laws outside the U.S. Additionally, like all U.S. companies and individuals, the Company is prohibited from transacting business with certain individuals and entities named on the Office of Foreign Asset Control's list of Specially Designated Nationals and Blocked Persons.

The Bank has been required to implement policies, procedures, and controls to detect, prevent, and report potential money laundering and terrorist financing and to verify the identity of its customers. The Company maintains procedures and systems to identify its customers, and to monitor and block transactions related to prohibited persons and entities. Violations of these requirements can result in substantial civil and criminal sanctions. In addition, the federal financial institution regulatory agencies consider the effectiveness of a financial institution's anti-money laundering activities when reviewing bank mergers and BHC acquisitions.

Human Capital Management

As of December 31, 2022, we employed 2,076 full-time equivalent employees, of which 1,973 are located in the State of Hawaii, with the remainder located in Guam and other Pacific Islands. None of our employees are subject to a collective bargaining agreement.

The Company values the contributions of all of its employees and is committed to building an active and connected employee community within the Company. Key areas of focus for the Company include:

Diversity and Inclusion: The Company believes that a diverse and inclusive workforce fosters an environment where everyone can thrive and be successful. As of December 31, 2022, approximately 87% of our workforce are minorities (non-Caucasian) and approximately 63% of our workforce are female, which accounts for 43% and 60% of our senior leaders and managers, respectively. We conduct an external pay equity study periodically to evaluate that a gender pay gap does not exist.

Employee Development and Training: The Company is committed to providing all employees with the opportunity to grow, connect and thrive within the Company. We foster a seamlessly collaborative, digitally connected workplace to support changing needs. We enhance people leadership capability to deliver exceptional employee experience and develop our workforce of tomorrow. Skills and professional development training is provided to employees at all levels, with additional development sessions specifically targeted to managers and leaders. Key initiatives included the continued support of executive coaching to elevate leadership capabilities, the launch of a new and competitive Leadership Development Program, the first hybrid Pathways to Professional Excellence cohort with the largest enrollment of 38 employees and an enhanced online performance management process that allows the employee to own the first step of the performance review process.

To help maintain Hawaii's special culture of *'ohana* and working together toward common goals, renewed attention was paid to engaging teammates in a hybrid environment. Based on employee feedback from surveys, online and in-person sessions were created in 2022 to connect with employees and encourage collaboration. "Exec Connect" kicked off in January with our Executive Committee and returned in November during Employee Experience ("EX") Month with our Operating Committee, giving employees opportunities to interact with members of the Executive Committee and Operating Committee. Employees were able to hear about high level strategies and share their own concerns and observations. "Exec Connect" proved to be especially valuable in welcoming new employees, allowing them to familiarize themselves with key executives and other employees. "Recruit Connect" also continued in 2022 to help teammates identify job opportunities within the Company and find out more about them. In some cases, sessions led to referred candidates joining the Bank, and to current employees finding a new career path. "Manager Excellence Forums" continued in February 2022 as a platform connecting managers so that they can learn from and support one another when facing real management issues, and discuss practical solutions. Manager engagement has been key to navigating the ever changing business environment, and these forums help managers stay connected and improve their management skills while moving forward with their teams. Forum topics are suggested by the participants, who meet every other month, and have included Reemergence, Mastering Change, Employee Experience, opportunities to deliver great EX, importance of psychological safety, and how our leaders can continue to build stronger teams. "Rising Team" launched in October 2022 to offer a new and modern way for us to strengthen our connection with our teammates. "Rising Team" is a software tool that provides managers a way to facilitate sessions with their team and offers everyone the opportunity to share thoughts and feedback in real time on a variety of leadership themed topics, such as Psychological safety, Appreciation, Natural talents and Career horizons.

Employee Benefits: The Company believes in enabling a healthy workforce and providing a benefits program that is designed to attract, retain, and motivate employees. In addition to competitive insurance, healthcare, and retirement offerings, examples of more innovative and workforce-specific benefits offerings include: mortgage discount program, student loan assistance program, well-being sessions, and personal finance education. In 2022, the Bank introduced a new Paid Time Off benefit that provides our employees with more flexibility and paid Parental Leave.

Health and Safety: The health and safety of our employees is a priority. In 2022, our commitment to workplace safety and workforce health enabled the Company to maintain business and operational continuity without diminishing our focus on both employee and customer safety during the COVID-19 pandemic. We also invested in ventilation system upgrades. Employees who chose not to get COVID vaccinated, were required to complete COVID testing weekly. The Company paid for the testing, provided paid time off to complete the weekly testing, and secured on site testing arrangements for our employees. The Company hosted onsite COVID-19 vaccine and/or booster shot clinics, as well as provided paid time off for employees to receive their COVID-19 vaccine and/or booster shot.

Information about our Executive Officers

Listed below are executive officers of the Parent.

Peter S. Ho, 57

Chairman and Chief Executive Officer since July 2010 and President since April 2008.

Dean Y. Shigemura, 59

Vice Chair since December 2017; Chief Financial Officer since March 2017.

Marco A. Abbruzzese, 57

Vice Chair, Senior Executive Director of Wealth Management since January 2022; Regional Managing Director - Washington and Alaska of Wells Fargo from May 2009 to December 2021.

Sharon M. Crofts, 57

Vice Chair, Client Solutions Group since April 2016.

James C. Polk, 56

Chief Banking Officer since January 2022; Chief Commercial Officer from April 2020 to December 2021; Vice Chair since June 2016.

Mary E. Sellers, 66

Vice Chair and Chief Risk Officer since July 2005.

Matthew K.M. Emerson, 45

Vice Chair since November 2022; Senior Executive Director of Mortgage Banking and Loans since February 2020; Executive Vice President and Senior Executive Director of eCommerce from September 2018 to February 2020; Executive Vice President, Director of Business and Retail Deposit Products from February 2018 to September 2018.

Jeanne M. Dressel, 61

Principal Accounting Officer, Senior Vice President and Controller since November 2022; Global Controller of Blockchain.com from September 2021 to October 2022; Senior Vice President and Controller of First Interstate Bank from October 2018 to September 2021; Corporate Controller of Ethos Lending LLC from February 2017 to October 2018.

Item 1A. Risk Factors

There are a number of risks and uncertainties that could negatively affect our business, financial condition or results of operations. We are subject to various risks resulting from changing economic, environmental, political, industry, business, financial and regulatory conditions. The risks and uncertainties described below are what management believes are the material risk factors that could affect our business and operations, although they are not the only risks that may have a material adverse effect on the Company.

Risks Related to Macroeconomic and Political Conditions

Adverse changes in business and economic conditions, in particular those of Hawaii, Guam and other Pacific Islands, could lead to lower revenue, lower asset quality, and lower earnings.

Our business and earnings are closely tied to the economies of Hawaii and the Pacific Islands. These local economies rely heavily on tourism, the U.S. military, real estate, construction, government, and other service-based industries. Lower visitor arrivals or spending, real or threatened acts of war or terrorism, public unrest, increases in energy costs, the availability of affordable air transportation, climate change, natural disasters and adverse weather, public health issues including the COVID-19 pandemic, and Federal, State of Hawaii and local government budget issues may impact consumer and corporate spending. Additionally, financial markets may be adversely affected by the current or anticipated impact of military conflict, including continuing military conflict between Russia and Ukraine, terrorism or other geopolitical events.

The impacts of various travel restrictions and quarantine requirements for visitors to Hawaii in connection with the COVID-19 pandemic had a dramatic negative impact on tourism and general economic conditions in our markets. Although there has been significant improvement in tourism and general economic conditions, COVID-19 continues to impact Hawaii and the Pacific Islands, including a lagging recovery in international tourism.

Deterioration of economic conditions, locally, nationally, and internationally could adversely affect the quality of our assets, credit losses, and the demand for our products and services, which could lead to lower revenues, higher expenses, and lower earnings. The level of domestic and international visitor arrivals and spending, housing prices, and unemployment rates are some of the metrics that we continually monitor. We also monitor the value of collateral, such as real estate, that secures the loans we have made. The borrowing power of our customers could also be negatively impacted by a decline in the value of collateral.

Climate change and the governmental responses to it could have a material adverse impact on the Bank and its customers

The impacts of climate change, such as extreme weather conditions, natural disasters and rising sea levels, could impact the Bank's operations as well as those of its customers and third party vendors upon which it relies. Such events could also result in market volatility or negatively impact our customers' ability to pay outstanding loans, or result in the deterioration of the value of our collateral causing a material adverse effect on the Bank's financial condition and results of operation. Furthermore, increasing regulation related to climate change could have an adverse effect on the business and financial condition of the Bank and its customers, including our credit portfolio. Further legislation and regulatory requirements could increase the operating expenses of, or otherwise adversely impact, the Bank or its customers. To the extent that the Bank or its customers experience increases in costs, reductions in the value of assets, constraints on operations or similar concerns driven by changes in regulation relating to climate change, the Bank's business and results of operations may be adversely affected.

The COVID-19 pandemic has disrupted the Hawaii economy and our business, the extent of the impact on our business and our financial results remains uncertain.

The COVID-19 pandemic has had a material adverse effect on our operations and financial performance. The duration of the COVID-19 pandemic and its effects still cannot be determined with a reasonable level of certainty. We have experienced unprecedented levels of government stimulus in response to the COVID-19 pandemic, and have seen certain economic activities recovering since 2020, however, the lasting impacts of which are unknown.

Novel viruses such as COVID-19 increase concerns related to illness when traveling and gathering in large numbers. In response, the majority of the nation's state and local jurisdictions imposed various restrictions in order to control the spread of COVID-19. Though most of these restrictions have now been lifted there is the possibility that they could be imposed again in the future.

Even as more and more individuals become fully vaccinated against COVID-19, prior and any future travel restrictions and mandatory quarantines related to the COVID-19 pandemic may have a lasting impact on tourism spending in Hawaii. Because many of our customers, both commercial and consumer, derive at least some of their income from tourism, a dramatic drop in tourism spending affects them directly, as well as the Hawaii economy as a whole. A downturn in the Hawaii economy and widespread reduction to our customers' income in turn will have a negative impact on our operations. We are unable to predict the extent to which the COVID-19 pandemic and related impacts will continue to adversely affect our business, results of operations, financial condition, regulatory capital, and liquidity ratios.

The COVID-19 pandemic, the institution of physical distancing, and shelter-in-place requirements resulted in both temporary and permanent closures of many businesses. As a result, the demand for our products and services has been and may continue to be significantly impacted. Our operations may also be disrupted if significant portions of our workforce are unable to work effectively, due to illness, quarantines, government actions, or other restrictions in connection with the COVID-19 pandemic. We had temporarily closed certain of our branches and permanently closed others. Many employees are now working remotely or on a hybrid schedule.

In response to the COVID-19 pandemic, we temporarily suspended residential property foreclosure sales, evictions, and involuntary automobile repossessions. We continue to work with our customers after the initial assistance programs expired. The extent to which the COVID-19 pandemic impacts our business, results of operations, financial condition, regulatory capital, and liquidity ratios will depend on the scope and duration of the COVID-19 pandemic, actions taken by governmental authorities, actions taken by other third parties in response to the COVID-19 pandemic, and the pace of recovery when the COVID-19 pandemic subsides, all of which are highly uncertain.

Any reduction in defense spending by the federal government could adversely impact the economy in Hawaii and the Pacific Islands.

The U.S. military has a major presence in Hawaii and the Pacific Islands. As a result, the U.S. military is an important aspect of the economies in which we operate. The funding of the U.S. military is subject to the overall U.S. Government budget and appropriation decisions and processes which are driven by numerous factors, including geo-political events, macroeconomic conditions, and the ability and willingness of the U.S. Government to enact legislation. U.S. Government appropriations have been and likely will continue to be affected by larger U.S. Government budgetary issues and related legislation. Cuts in defense and other security spending could have an adverse impact on the economies in which we operate, which could adversely affect our business, financial condition, and results of operations.

Changes in interest rates could adversely impact our results of operations and capital.

Our earnings are highly dependent on the spread between the interest earned on loans, leases, and investment securities and the interest paid on deposits and borrowings. We primarily rely on customer deposits as a sizable source of relatively stable and low-cost funds. Changes in market interest rates impact the rates earned on loans, leases, and investment securities and the rates paid on deposits and borrowings. In addition, changes to market interest rates could impact the level of loans, leases, investment securities, deposits, and borrowings, and the credit profile of our current borrowers. Interest rates are affected by many factors beyond our control, and fluctuate in response to general economic conditions, currency fluctuations, and the monetary and fiscal policies of various governmental and regulatory authorities.

Changes in monetary policy, including changes in interest rates, will influence the origination of loans and leases, the purchase of investments, the generation of deposits, and the rates received on loans and investment securities and paid on deposits. Any substantial prolonged change in market interest rates may negatively impact our ability to attract deposits, originate loans and leases, and achieve satisfactory interest rate spreads. If we are unable to continue to fund loans and other assets through customer deposits or access capital markets on favorable terms or if we otherwise fail to manage our liquidity effectively, our liquidity, net interest margin, financial results and conditions may be adversely affected.

Credit losses could increase if economic conditions stagnate or deteriorate.

Increased credit losses for the Bank could result if economic conditions stagnate or deteriorate. The risk of nonpayment on loans and leases is inherent in all lending activities. We maintain a reserve for credit losses to absorb estimated expected credit losses over the life of the loan and lease portfolio as of the balance sheet date. Management makes various assumptions and judgments about the loan and lease portfolios in determining the level of the reserve for credit losses. Many of these assumptions are based on current economic conditions. Should economic conditions stagnate or deteriorate nationally or in Hawaii, we may experience higher credit losses in future periods.

Inability of our borrowers to make timely repayments on their loans, or decreases in real estate collateral values may result in increased delinquencies, foreclosures, and customer bankruptcies, any of which could have a material adverse effect on our financial condition or results of operations.

Consumer protection initiatives and court decisions related to the foreclosure process affect our remedies as a creditor.

Proposed consumer protection initiatives related to the foreclosure process, including voluntary and/or mandatory programs intended to permit or require lenders to consider loan modifications or other alternatives to foreclosure, could increase our credit losses or increase our expense in pursuing our remedies as a creditor.

In addition, Hawaii's appellate courts have made rulings that increase the complexity and risk of nonjudicial, or out-of-court, foreclosures. At the same time, a chronic backlog of cases in the Hawaii courts has slowed the judicial foreclosure process, which delays the Bank's ability to take over, preserve, and sell the mortgaged property. The manner in which these issues are ultimately resolved could impact our foreclosure procedures and costs, which in turn could affect our financial condition or results of operations.

Changes in the capital markets could materially affect the level of assets under management and the demand for our other fee-based services.

Changes in the capital markets could affect the volume of income from and demand for our fee-based services. Our investment management revenues depend in large part on the level of assets under management. Market volatility that leads customers to liquidate investments or move investments to other institutions or asset classes, as well as lower asset values can reduce our level of assets under management, thereby decreasing our investment management revenues.

The Parent's liquidity is dependent on dividends from the Bank.

The Parent is a separate and distinct legal entity from the Bank. The Parent receives substantially all of its cash in the form of dividends from the Bank. These dividends are the principal source of funds to pay, dividends on the Parent's common and preferred stock or to repurchase common stock under the Parent's share repurchase program. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to the Parent. The Parent's ability to meet its obligations, pay dividends to shareholders, or repurchase stock, may be further limited if federal and state laws and regulations further limit the amount of dividends the Bank is permitted to pay the Parent.

There can be no assurance that the Parent will continue to declare cash dividends or repurchase stock.

During 2022, the Parent repurchased 627,629 shares of common stock at a total cost of $49.8 million under its share repurchase program. We suspended share repurchases from March 2020 to July 2021 in light of the COVID-19 pandemic. The Parent also paid cash dividends of $112.6 million on common shares during 2022. In January 2023, the Parent's Board of Directors declared a quarterly cash dividend of $0.70 per share on the Parent's outstanding common shares.

Our dividend payments and/or stock repurchases may change from time-to-time, and we cannot provide assurance that we will continue to declare dividends and/or repurchase stock in any particular amounts or at all. Dividends and/or stock repurchases are subject to capital availability and periodic determinations by our Board of Directors. We continue to evaluate the potential impact that regulatory proposals may have on our liquidity and capital management strategies, including Basel III and those required under the Dodd-Frank Act. The actual amount and timing of future dividends and share repurchases, if any, will depend on market and economic conditions, applicable SEC rules, federal and state regulatory restrictions, and various other factors. In addition, the amount we spend and the number of shares we are able to repurchase under our stock repurchase program may further be affected by a number of other factors, including the stock price and blackout periods in which we are restricted from repurchasing shares. A reduction in or elimination of our dividend payments and/or stock repurchases could have a negative effect on our stock price.

Risks Related to Regulatory Changes

The end of LIBOR may adversely affect our financial instruments that are directly or indirectly tied to LIBOR.

On March 5, 2021, the UK Financial Conduct Authority, which regulates LIBOR, confirmed that all LIBOR settings will either cease to be provided by any administrator or will no longer be representative immediately after December 31, 2021 for 1-week and 2-month US dollar LIBOR and immediately after June 30, 2023 for all remaining US dollar LIBOR settings. In addition, U.S. banking regulatory agencies issued guidance encouraging banks to cease entering into new contracts that use U.S. dollar LIBOR as a reference rate by December 31, 2021. At the same time, various alternative rates, including the Secured Overnight Financing Rate (SOFR), have begun to be used more widely in both loan and derivative products.

We have loans, derivative contracts, and other financial instruments with rates that are either directly or indirectly tied to LIBOR. As the transition progresses, the interest rates on these instruments, as well as the revenue and expenses associated with the same, may be adversely affected. Furthermore, failure to adequately manage this transition process with our customers, could adversely impact our reputation.

The transition continues to be overseen by an enterprise-wide, cross-functional project team that reports to executive management on an ongoing basis. The project team is organized around key work streams, which cover the products, systems, and operational processes impacted by the transition as well as client communication. Since its formation, the project team has overseen the transition to non-LIBOR based adjustable rate mortgages and floating rate commercial loans as well as related customer derivatives (LIBOR-based ARMs no longer offered since November 2020 and LIBOR-based commercial loans no longer offered since December 2021) and continues to work toward facilitating the transition of legacy LIBOR products.

Fiscal and Monetary Policy changes may significantly impact our profitability and liquidity

The Company's business and earnings are significantly affected by the fiscal and monetary policies of the Federal Government and its agencies. The Bank is particularly affected by the policies of the Federal Reserve, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the Federal Reserve are (a) conducting open market operations in U.S. government securities, (b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions' deposits, and (d) imposing or changing reserve requirements against certain borrowings by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. Changes to these policies of the Federal Reserve may have a material effect on our business, results of operations and financial condition.

Legislation and regulatory initiatives affecting the financial services industry, including new interpretations, restrictions and requirements, could detrimentally affect the Company's business.

The Dodd-Frank Act, enacted in July 2010, triggered sweeping reforms to the financial services industry. The Dodd-Frank Act, other consumer protection laws, and their implementing rules and regulations are likely to continue to result in increased compliance costs, along with possible restrictions on our products, services and manner of operations, any of which may have a material adverse effect on our results of operations and financial condition.

The CFPB has exercised its broad rule-making, supervisory, and examination authority of consumer financial products, as well as expanded data collection and enforcement powers, over depository institutions with more than $10.0 billion in assets. Staff changes to key positions within the CFPB by the Biden administration may result in the CFPB pursuing more strict enforcement policies, similar to that experienced under the Obama administration. Regulation of overall safety and soundness, the CRA, federal housing and flood insurance, as they pertain to consumer financial products and services, remains with the FRB. As a result of greater regulatory scrutiny of consumer financial products as a whole, the Company has become subject to more and expanded regulatory examinations, which also could result in increased costs as well as harm to our reputation in the event of a finding that we have not complied with the increased regulatory requirements.

New laws, regulations, and changes, and the uncertainty surrounding whether such laws, regulations and changes will be implemented, interpreted, repealed or reinstated, in the current regulatory and political climate, may continue to increase our costs of regulatory compliance. They may significantly affect the markets in which we do business, the markets for and value of our investments, and our ongoing operations, costs, and profitability.

Further, leadership and staff changes in regulatory agencies such as the CFPB, CFTC, SEC, and the Treasury Department could lead to changes in the rulemaking, supervision, examination and enforcement priorities and policies of the agencies. The potential impact of any changes within these agencies cannot be predicted at this time.

Changes in the capital, leverage, liquidity requirements for financial institutions could materially affect future requirements of the Company.

Under Basel III, financial institutions are required to have more capital and a higher quality of capital. Under the final rules issued by the banking regulators, minimum requirements increased for both the quantity and quality of capital held by the Company.

Compliance with Basel III resulted in increased capital, liquidity, and disclosure requirements. See the "Regulatory Initiatives Affecting the Banking Industry" section in MD&A for more information.

Changes in income tax laws and interpretations, or in accounting standards, could materially affect our financial condition or results of operations.

Further changes in income tax laws could be enacted, or interpretations of existing income tax laws could change, causing an adverse effect on our financial condition or results of operations. For example, the Inflation Reduction Act was enacted on August 16, 2022, and introduced, among provisions, a new corporate minimum income tax on certain large corporations, an excise tax of 1% on certain share repurchases by corporations, and increased funding for the Internal Revenue Service. Although we do not anticipate the new corporate minimum income tax will currently apply to us, changes in our business and any future regulations or other guidance on the interpretation and application of the new corporate minimum tax, as well as the potential application of the share repurchase excise tax, may result in additional taxes payable by us, which could materially and adversely affect our financial results and operations. Similarly, our accounting policies and methods are fundamental to how we report our financial condition and results of operations. Some of these policies require use of estimates and assumptions that may affect the value of our assets, liabilities, and financial results. Periodically, new accounting standards are issued or existing standards are revised, changing the methods for preparing our financial statements. These changes are not within our control and may significantly impact our financial condition and results of operations.

Risks Related to Business Operations

A failure in or breach of our operational systems, information systems, or infrastructure, or those of our third party vendors and other service providers, may result in financial losses, loss of customers, or damage to our reputation.

We rely heavily on communications and information systems to conduct our business. In addition, we rely on third parties to provide key components of our infrastructure, including loan, deposit and general ledger processing, internet connections, and network access. These types of information and related systems are critical to the operation of our business and essential to our ability to perform day-to-day operations, and, in some cases, are critical to the operations of certain of our customers. These third parties with which we do business or that facilitate our business activities, including exchanges, clearing firms, financial intermediaries or vendors that provide services or security solutions for our operations, could also be sources of operational and information security risk to us, including breakdowns or failures of their own systems or capacity constraints. In addition, our communications and information systems and operations (including those of third parties that facilitate our business activities) could be damaged or interrupted due to events such as natural or human-caused disasters (including public health crises) or extreme weather (including as a result of climate change), geopolitical events and security issues, computer viruses, physical or electronic break-ins, operational failures, and similar events or disruptions.

Although we have safeguards and business continuity plans in place, our business operations may be adversely affected by significant and widespread disruption to our physical infrastructure or operating systems that support our business and our customers, resulting in financial losses, loss of customers, or damage to our reputation.

An interruption or breach in security of our information systems or those related to merchants and third party vendors, including as a result of cyber attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, or result in financial losses.

Our business requires the collection and retention of large volumes of customer data, including payment card numbers and other personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The integrity and protection of that customer and company data is important to us. As customer, public, legislative and regulatory expectations and requirements regarding operational and information security have increased, our operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions and breakdowns.

Our technologies, systems, networks and software, and those of other financial institutions have been, and are likely to continue to be, the target of cybersecurity threats and attacks, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. These cybersecurity threats and attacks may include, but are not limited to, attempts to access information, including customer and company information, malicious code, computer viruses and denial of service attacks that could result in unauthorized access, misuse, loss or destruction of data (including confidential customer information), account takeovers, unavailability of service or other events. These types of threats may result from human error, fraud or malice on the part of external or internal parties, intelligence-gathering by foreign governments, or from accidental technological failure internally or by our vendors. Further, to access our products and services our customers may use computers and mobile devices that are beyond our security control systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, has increased as the number, intensity and sophistication of attempted attacks and intrusions around the world have increased.

Our customers and employees have been, and will continue to be, targeted by parties using fraudulent emails and other communications in attempts to misappropriate passwords, payment card numbers, bank account information or other personal information or to introduce viruses or other malware through "trojan horse" programs to our customers' devices. These communications may appear to be legitimate messages sent by the Bank or other businesses, but direct recipients to fake websites operated by the sender of the email or request that the recipient send a password or other confidential information via email or download a program. Despite our efforts to mitigate these threats through product improvements, use of encryption and authentication technology to secure online transmission of confidential consumer information, and customer and employee education, such attempted frauds against us or our merchants and our third party service providers remain a serious issue. The pervasiveness of cyber security incidents in general and the risks of cyber-crime are complex and continue to evolve. In light of several recent high-profile data breaches involving other companies' losses of customer personal and financial information, we believe this risk could cause customer and/or Bank losses, damage to our brand, and increase our costs through the ongoing cost of technology investments to improve security, as well as the potential financial and reputational impact of a cyber security incident involving the Company.

Although we make significant efforts to maintain the security and integrity of our information systems and have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well-protected information, networks, systems and facilities remain potentially vulnerable because attempted security breaches, particularly cyber-attacks and intrusions, or disruptions will occur in the future, and because the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target, in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus making it virtually impossible for us to entirely mitigate this risk. A security breach or other significant disruption could: 1) disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our customers; 2) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of confidential, sensitive or otherwise valuable information of ours or our customers, including account numbers and other financial and personal information; 3) result in a violation of applicable privacy, data breach and other laws, subjecting the Bank to additional regulatory scrutiny and exposing the Bank to civil litigation, governmental fines and possible financial liability; 4) require significant management attention and resources to remedy the damages that result; or 5) harm our reputation or cause a decrease in the number of customers that choose to do business with us or reduce the level of business that our customers do with us. The occurrence of any such failures, disruptions or security breaches could have a negative impact on our results of operations, financial condition, and cash flows as well as damage our brand and reputation.

Our mortgage banking income may experience significant volatility.

Our mortgage banking income is highly influenced by the level and direction of mortgage interest rates, real estate activity, and refinancing activity. Interest rates can affect the amount of mortgage banking activity and impact fee income and the fair value of our derivative financial instruments and mortgage servicing rights. Mortgage banking income may also be impacted by changes in our strategy to manage our residential mortgage portfolio. For example, we may occasionally decide to add more conforming saleable loans to our portfolio (as opposed to selling the loans in the secondary market) which would reduce our gains on sales of residential mortgage loans. These variables could adversely affect mortgage banking income.

Our mortgage loan servicing business may be impacted if we do not meet our obligations, or if servicing standards change.

We act as servicer for mortgage loans sold into the secondary market, primarily to government sponsored enterprises ("GSEs") such as Fannie Mae. As a seller and servicer for those loans, we make warranties about their origination and are required to perform servicing according to complex contractual and handbook requirements. We maintain systems and procedures intended to ensure that we comply with these requirements. We may be penalized and, in limited instances required to repurchase certain mortgages, due to alleged failures to adhere to these requirements. Should GSEs change the requirements in their servicing handbooks, we may sustain higher compliance costs.

Risks related to representation and warranty provisions may impact our mortgage loan servicing business

The Company sells residential mortgage loans in the secondary market primarily to Fannie Mae. The Company also pools Federal Housing Administration ("FHA") insured and U.S. Department of Veterans Affairs ("VA") guaranteed residential mortgage loans for sale to Ginnie Mae. These pools of FHA-insured and VA-guaranteed residential mortgage loans are securitized by Ginnie Mae. The agreements under which the Company sells residential mortgage loans to Fannie Mae or Ginnie Mae and the insurance or guaranty agreements with FHA and VA contain provisions that include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although the specific representations and warranties vary among investors, insurance or guarantee agreements, they typically cover ownership of the loan, validity of the lien securing the loan, the absence of delinquent taxes or liens against the property securing the loan, compliance with loan criteria set forth in the applicable agreement, compliance with applicable federal, state, and local laws, and other matters. As of December 31, 2022, the unpaid principal balance of residential mortgage loans sold by the Company was $2.1 billion. The agreements under which the Company sells residential mortgage loans require delivery of various documents to the investor or its document custodian. Although these loans are primarily sold on a non-recourse basis, the Company may be obligated to repurchase residential mortgage loans or reimburse investors for losses incurred if a loan review reveals that underwriting and documentation standards were potentially not met. Some agreements may require the Company to repurchase delinquent loans. Upon receipt of a repurchase request, the Company works with investors or insurers to arrive at a mutually agreeable resolution. Repurchase demands are typically reviewed on an individual loan by loan basis to validate the claims made by the investor or insurer and to determine if a contractually required repurchase event has occurred. The Company manages the risk associated with potential repurchases or other forms of settlement through its underwriting and quality assurance practices and by servicing mortgage loans to meet investor and secondary market standards. For the year ended December 31, 2022, the Company repurchased six residential mortgage loans with an aggregate unpaid principal balance totaling $1.6 million as a result of the representation and warranty provisions contained in these contracts. The loans were delinquent as to principal and interest at the time of repurchase, however, no material losses were incurred related to these repurchases.

Risks relating to residential mortgage loan servicing activities may adversely affect our results.

In addition to servicing loans in the Company's portfolio, substantially all of the loans the Company sells to investors are sold with servicing rights retained. The Company also services loans originated by other mortgage loan originators. As servicer, the Company's primary duties are to: (1) collect payments due from borrowers; (2) advance certain delinquent payments of principal and interest; (3) maintain and administer any hazard, title, or primary mortgage insurance policies relating to the mortgage loans; (4) maintain any required escrow accounts for payment of taxes and insurance and administer escrow payments; and (5) foreclose on defaulted mortgage loans or, to the extent consistent with the documents governing a securitization, consider alternatives to foreclosure, such as loan modifications or short sales. Each agreement under which the Company acts as servicer generally specifies a standard of responsibility for actions taken by the Company in such capacity and provides protection against expenses and liabilities incurred by the Company when acting in compliance with the respective servicing agreements. However, if the Company commits a material breach of obligations as servicer, the Company may be subject to termination if the breach is not cured within a specified period following notice. The standards governing servicing and the possible remedies for violations of such standards vary by investor. These standards and remedies are determined by servicing guides issued by the investors as well as the contract provisions established between the investors and the Company. Remedies could include repurchase of an affected loan.

The requirement to record certain assets and liabilities at fair value may adversely affect our financial results.

We report certain assets, including available-for-sale investment securities, at fair value. Generally, for assets that are reported at fair value we use quoted market prices or valuation models that utilize market data inputs to estimate fair value. Because we record these assets at their estimated fair value, we may incur losses even if the asset in question presents minimal credit risk. The level of interest rates can impact the estimated fair value of investment securities. Disruptions in the capital markets may require us to reserve for credit losses in future periods with respect to investment securities in our portfolio. The amount and timing of any credit allowance recognized will be measured as the difference between the security's amortized cost basis and the amount expected to be collected over the security's lifetime.

Natural disasters and adverse weather could negatively affect real estate property values and bank operations.

Real estate and real estate property values play an important role for the Bank in several ways. The Bank owns or leases many real estate properties in connection with its operations, primarily located in Hawaii with its unique weather and geology. Our business operations could suffer to the extent the Bank cannot utilize its branch network due to damage from weather or other natural disasters. Real estate is also utilized as collateral for many of our loans. A natural disaster in Hawaii or the Pacific Islands could cause property values in the affected areas to fall, which could require the Bank to record an impairment on its financial statements. A natural disaster could also impact borrowers' ability to pay their financial obligations, which would increase our exposure to loan defaults.

General Risk Factors

Competition may adversely affect our business.

Our future depends on our ability to compete effectively. We compete for deposits, loans, leases, and other financial services with a variety of competitors, including banks, thrifts, savings associations, credit unions, mortgage companies, finance companies, mutual funds, brokerage firms, insurance companies, and other non-traditional providers of financial services, including financial technology companies and financial service subsidiaries of commercial and manufacturing companies. Some of our competitors are not subject to the same level of regulation and oversight that is required of banks and BHCs, and may benefit from tax exemptions or lower tax rates. As a result, some of these competitors may have lower cost structures.

We expect competitive conditions to intensify as consolidation in the financial services industry continues. The financial services industry is also likely to become more competitive as further technological advances enable more companies, including non-depository institutions, to provide financial services. Also, some of our competitors, through delivery channels such as the Internet, may be based outside of the markets that we serve.

Both federal and local laws provide mechanisms for out-of-state banks and their holding companies to acquire or open branches in our service territories. Failure to effectively address this competitive risk by competing, innovating and making effective use of new and existing channels to deliver our products and services could adversely affect our financial condition or results of operations.

Negative public opinion could damage our reputation and adversely impact our earnings and liquidity.

Reputational risk, or the risk to our business, earnings, liquidity, and capital from negative public opinion, could result from our actual or alleged conduct in a variety of areas, including legal and regulatory compliance, lending practices, corporate governance, litigation, ethical issues, or inadequate protection of customer information. We expend significant resources to comply with regulatory requirements. Failure to comply could result in reputational harm or significant legal and/or remedial costs. Damage to our reputation could adversely affect our ability to retain and attract new customers, and adversely impact our earnings and liquidity.

We are subject to certain litigation, and our expenses related to this litigation may adversely affect our results.

We are, from time-to-time, involved in various legal proceedings arising from our normal business activities. These claims and legal actions, including supervisory actions by our regulators, could involve large monetary claims and significant defense costs. The outcome of these cases is uncertain. Substantial legal liability or significant regulatory action against us could have material financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. We may be exposed to substantial uninsured liabilities, which could materially affect our results of operations and financial condition. Based on information currently available, we believe that the eventual outcome of known actions against us will not be materially in excess of such amounts accrued by us. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters may be material to our financial results for any particular period. See the *Contingencies* section of Note 20 to the Consolidated Financial Statements for more information.

Our performance depends on attracting and retaining key employees and skilled personnel to operate our business effectively.

Our success is dependent on our ability to recruit qualified and skilled personnel to operate our business effectively. Competition for these qualified and skilled people is intense. There are a limited number of qualified personnel in the markets we serve, so our success depends in part on the continued services of many of our current management and other key employees. Failure to retain our key employees and maintain adequate staffing of qualified personnel could adversely impact our operations and our ability to compete.

The soundness of other financial institutions may adversely impact our financial condition or results of operations.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, lending, counterparty, or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions or the financial services industry in general have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. We have exposure to many different industries and counterparties, and we routinely execute transactions with brokers and dealers, commercial banks, investment banks, mutual funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. Such losses could materially affect our financial condition or results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal offices are located in the Financial Plaza of the Pacific in Honolulu, Hawaii. We own and lease other branch offices and operating facilities located throughout Hawaii and the Pacific Islands. Additional information with respect to premises and equipment is presented in Notes 6 and 23 to the Consolidated Financial Statements.

Item 3. Legal Proceedings

We are from time to time subject to lawsuits, investigations and claims arising out of the conduct of our business. Management believes that the ultimate resolution of these matters is not likely to materially affect our financial position and results of operations. For additional information, see Note 20 to the Consolidated Financial Statements, under the discussion related to Contingencies.

Item 4. Mine Safety Disclosures

Not Applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, Shareholders, and Dividends

Information regarding the historical market prices of the Parent's common stock, book value, and dividends declared on that stock are shown below.

Market Prices, Book Values, and Common Stock Dividends Per Share

Year/Period	Market Price Range			Book Value	Dividends Declared
	High	Low	Close		
2022	$ 92.38	$ 70.15	$ 77.56	$ 28.54	$ 2.80
First Quarter	92.38	79.60	83.92		0.70
Second Quarter	84.93	70.97	74.40		0.70
Third Quarter	85.45	70.89	76.12		0.70
Fourth Quarter	82.87	70.15	77.56		0.70
2021	$ 99.10	$ 75.65	$ 83.76	$ 35.57	$ 2.74
First Quarter	99.10	75.65	89.49		0.67
Second Quarter	95.95	81.23	84.22		0.67
Third Quarter	87.12	75.68	82.17		0.70
Fourth Quarter	88.96	78.73	83.76		0.70

The common stock of the Parent is traded on the New York Stock Exchange (NYSE Symbol: BOH) and quoted daily in leading financial publications. As of February 15, 2023, there were 5,290 common shareholders of record.

The Parent's Board of Directors considers on a quarterly basis the feasibility of paying a cash dividend to its shareholders and the level and feasibility of repurchasing shares of the Parent's common stock. Under the Parent's historical practice, dividends declared on common stock are paid within the quarter. See "Dividend Restrictions" under "Supervision and Regulation" in Item 1 of this report and Note 11 to the Consolidated Financial Statements for more information.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
October 1 - 31, 2022	20,157	$ 74.58	14,750	$ 49,744,220
November 1 - 30, 2022	96,762	78.67	94,750	42,292,742
December 1 - 31, 2022	82,846	77.26	82,846	35,892,569
Total	199,765	$ 77.67	192,346	

[1] During the fourth quarter of 2022, 7,419 shares were acquired from employees in connection with income tax withholdings related to the vesting of restricted stock and acquired by the trustee of a trust established pursuant to the Bank of Hawaii Corporation Director Deferred Compensation Plan (the "DDCP") directly from the Parent in satisfaction of the Company's obligations to participants under the DDCP. The issuance of these shares was made in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") by Section 4(a) (2) thereof. The trustee under the trust and the participants under the DDCP are accredited investors, as defined in Rule 501(a) under the Securities Act. The transaction did not involve a public offering and occurred without general solicitation or advertising. The shares were purchased at the closing price of the Parent's common stock on the dates of purchase.

[2] The share repurchase program was first announced in July 2001. The program has no set expiration or termination date. The actual amount and timing of future share repurchases, if any, will depend on market and economic conditions, regulatory rules, applicable SEC rules, and various other factors.

Performance Graph

The following graph shows the cumulative total return for the Parent's common stock compared to the cumulative total returns for the Standard & Poor's ("S&P") 500 Index, the S&P Banks Index, and the S&P Supercomposite Regional Bank Index. The Company has added the S&P Supercomposite Regional Bank Index to the graph because the companies in this index are the ones with which the Company competes for capital and talent. The graph assumes that $100 was invested on December 31, 2017, in the Parent's common stock, the S&P 500 Index, the S&P Banks Index, and the S&P Supercomposite Regional Bank Index. The cumulative total return on each investment is as of December 31 of each of the subsequent five years and assumes reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN



	2017	2018	2019	2020	2021	2022
Bank of Hawaii Corporation	$ 100	$ 81	$ 118	$ 99	$ 111	$ 107
S&P 500 Index	$ 100	$ 96	$ 126	$ 149	$ 192	$ 157
S&P Banks Index	$ 100	$ 84	$ 118	$ 101	$ 137	$ 111
S&P Supercomposite Regional Bank Index	$ 100	$ 82	$ 107	$ 99	$ 139	$ 114

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following MD&A is intended to help the reader understand the Company and its operations and is focused on our fiscal 2022 and 2021 financial results, including comparisons of year-to-year performance between these years. Discussion and analysis of our 2020 fiscal year, as well as the year-to-year comparison between fiscal 2021 and 2020, are included "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 1, 2022.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include statements concerning, among other things, the anticipated economic and business environment in our service area and elsewhere, credit quality and other financial and business matters in future periods, our future results of operations and financial position, our business strategy and plans and our objectives and future operations. We also may make forward-looking statements in our other documents filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). In addition, our senior management may provide forward-looking statements orally to analysts, investors, representatives of the media and others. Our forward-looking statements are based on numerous assumptions, any of which could prove to be inaccurate, and actual results may differ materially from those projected because of a variety of risks and uncertainties, including, but not limited to: 1) general economic conditions either nationally, internationally, or locally may be different than expected, and particularly, any event that negatively impacts the tourism industry in Hawaii; 2) the compounding effects of the COVID-19 pandemic, including reduced tourism in Hawaii, the duration and scope of government mandates or other limitations of or restrictions on travel, volatility in the international and national economy and credit markets, inflation, worker absenteeism, quarantines or other travel or health-related restrictions, the length and severity of the COVID-19 pandemic, the pace of recovery following the COVID-19 pandemic, and the effect of government, business and individual actions intended to mitigate the effects of the COVID-19 pandemic; 3) changes in market interest rates that may affect credit markets and our ability to maintain our net interest margin; 4) changes in our credit quality or risk profile that may increase or decrease the required level of our reserve for credit losses; 5) the impact of legislative and regulatory initiatives, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018; 6) changes to the amount and timing of proposed common stock repurchases; 7) unanticipated changes in the securities markets, public debt markets, and other capital markets in the U.S. and internationally, including, without limitation, the anticipated elimination of the London Interbank Offered Rate ("LIBOR") as a benchmark interest rate; 8) changes in fiscal and monetary policies of the markets in which we operate; 9) the increased cost of maintaining or the Company's ability to maintain adequate liquidity and capital, based on the requirements adopted by the Basel Committee on Banking Supervision and U.S. regulators; 10) changes in accounting standards; 11) changes in tax laws or regulations, including Public Law 115-97, commonly known as the Tax Cuts and Jobs Act, or the interpretation of such laws and regulations; 12) any failure in or breach of our operational systems, information systems or infrastructure, or those of our merchants, third party vendors and other service providers; 13) any interruption or breach of security of our information systems resulting in failures or disruptions in customer account management, general ledger processing, and loan or deposit systems; 14) natural disasters, public unrest or adverse weather, public health, disease outbreaks, and other conditions impacting us and our customers' operations or negatively impacting the tourism industry in Hawaii; 15) competitive pressures in the markets for financial services and products; 16) actual or alleged conduct which could harm our reputation; and 17) the impact of litigation and regulatory investigations of the Company, including costs, expenses, settlements, and judgments. Given these risks and uncertainties, investors should not place undue reliance on any forward-looking statement as a prediction of our actual results. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included under the section entitled "Risk Factors" in Part I of this report. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We undertake no obligation to update forward-looking statements to reflect later events or circumstances, except as may be required by law.

For the reasons described above, we caution you against relying on any forward-looking statements. You should not consider any list of such factors to be an exhaustive statement of all of the risks, uncertainties, or potentially inaccurate assumptions that could cause our current expectations or beliefs to change. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by the federal securities laws.

Critical Accounting Policies

Our Consolidated Financial Statements were prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and follow general practices within the industries in which we operate. The most significant accounting policies we follow are presented in Note 1 to the Consolidated Financial Statements. Application of these principles requires us to make estimates, assumptions, and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of the Consolidated Financial Statements. These factors include among other things, whether the policy requires management to make difficult, subjective, and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. The accounting policies which we believe to be most critical in preparing our Consolidated Financial Statements are those that are related to the determination of the reserve for credit losses, fair value estimates, and income taxes.

Reserve for Credit Losses

A consequence of lending activities is that we may incur credit losses. The amount of such losses will vary depending upon the risk characteristics of the loan and lease portfolio as affected by economic conditions.

The reserve for credit losses consists of the allowance for credit losses (the "Allowance") and the reserve for unfunded commitments (the "Unfunded Reserve"). As a result of our January 1, 2020, adoption of ASU No. 2016-13, *"Measurement of Credit Losses on Financial Instruments,"* and its related amendments, our methodology for estimating the reserve for credit losses changed significantly from December 31, 2019. The standard replaced the "incurred loss" approach with an "expected loss" approach known as current expected credit loss ("CECL"). The CECL approach requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures). It removes the incurred loss approach's threshold that delayed the recognition of a credit loss until it was "probable" a loss event was "incurred." The reserve for credit losses is an estimate that is subject to uncertainty due to various assumptions and significant judgements used in the estimation process.

The estimate of expected credit losses under the CECL approach is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. We then consider whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. These adjustments can include accounting for new or discontinued products, changes in our portfolio composition, delinquency trends, and with forecasted economic conditions including but not limited to unemployment, real estate market conditions (e.g. prices, sales activity and inventory), visitor arrivals, the continued uncertainty of the COVID-19 pandemic, and the cumulative impact of fiscal, monetary and regulatory programs in response to the pandemic. The Unfunded Reserve represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. The Unfunded Reserve is determined by estimating future draws and applying the expected loss rates on those draws. However, a liability is not recognized for commitments unconditionally cancellable by the Company.

The historical loss experience for the commercial portfolio segment is primarily determined using a Cohort method. This method pools loans into groups ("cohorts") sharing similar risk characteristics based on product and risk ratings, and tracks each cohort's historical net charge-offs to calculate a historical loss rate. The historical loss rates for each cohort are then averaged to calculate an overall historical loss rate which is applied to current loan balances to arrive at the quantitative baseline portion of the Allowance for most of the commercial portfolio segment.

The historical loss experience for the consumer portfolio segment is primarily determined using a Vintage method. This method measures historical loss behavior in the form of a historical loss rate for homogenous loan pools that originate in the same period, known as a vintage. The historical loss rates are then applied to origination loan balances by vintage to determine the quantitative baseline portion of the Allowance for most of the consumer portfolio segment. The homogenous loan pools are segmented according to similar risk characteristics (e.g., residential mortgage, home equity) and may be sub-segmented further based on historical loss behavior. For example, we sub-segment residential mortgages by geography and home equity by lien position.

The Unfunded Reserve is determined by estimating future draws and applying the expected loss rates on those draws. Future draws are based on historical averages of utilization rates (i.e., the likelihood of draws taken). To estimate future draws on unfunded balances, current utilization rates are compared to historical utilization rates. If current utilization rates are below historical utilization rates, the rate difference is applied to the committed balance to estimate the future draw. Expected loss rates are estimated using the loss rates calculated for the corresponding loan category in the Allowance. For the commercial portfolio, the historical loss rates were calculated utilizing the Cohort methodology, while the consumer portfolio utilized the Vintage methodology.

We also consider qualitative adjustments to the quantitative baseline such as the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, concentrations of credit risk, such as geographic, large borrower, industry; and economic trends and conditions, such as Hawaii unemployment, real estate prices and market conditions, and visitor arrivals. We also consider changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized loans.

We also incorporate a reasonable and supportable ("R&S") loss forecast period, which is currently one year, to account for the effect of forecasted economic conditions and other factors on the performance of the loan portfolios, which could differ from historical loss experience. We also perform asset quality reviews which includes a review of forecasted gross charge-offs and recoveries, nonperforming assets, criticized loans and leases, and risk rating migration. The results of the asset quality review are used to consider qualitative adjustments to the quantitative baseline. After the one-year R&S loss forecast period, this adjustment assumes an immediate reversion to historical loss rates for the remaining expected life of the loan.

The company utilizes the University of Hawaii Economic Research Organization ("UHERO") macroeconomic forecast that continuously changes due to economic conditions and events. The forecast includes various economic variables for Hawaii such as gross domestic product ("GDP"), unemployment rate, visitor arrivals, residential real estate market conditions, personal income, and inflation rate. We also utilize other third party macroeconomic forecast tools to provide broader US economic variables such as interest rates.

The reserve for credit losses is generally sensitive to economic conditions and assumptions given the impact for potential losses for the consumer portfolio and risk rating migration for the commercial portfolio. For the consumer portfolio, as an example, an increase in the forecasted Hawaii unemployment rate could lead to an increase in the rate of delinquencies and consequently charge-offs for consumer borrowers. For the Allowance at December 31, 2022, a 25 basis point increase in the forecasted Hawaii unemployment rates would have increased the quantitative component of the Allowance for consumer loans by an estimated $2.6 million. For the commercial portfolio, the impact of adverse changes in economic conditions on borrowers will vary, and generally evaluated on a case-by-case basis to include the borrower's existing financial capacity. Borrowers that would be most adversely impacted are identified as having the potential for migrating from a Pass to a Classified risk rating. For the Allowance at December 31, 2022, a 50 basis point increase in the % of commercial loans risk rated as Classified would increase the quantitative component of the Allowance for commercial loans by an estimated $2.1 million. This sensitivity analysis is hypothetical and provided only to indicate the potential impact changes in economic conditions and assumptions may have on the Allowance estimate. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market inputs. For financial instruments that are traded actively and have quoted market prices or observable market inputs, there is minimal subjectivity involved in measuring fair value. However, when quoted market prices or observable market inputs are not fully available, significant management judgment may be necessary to estimate fair value. In developing our fair value measurements, we maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy defines Level 1 valuations as those based on quoted prices, unadjusted, for identical instruments traded in active markets. Level 2 valuations are those based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market. Level 3 valuations are based on model-based techniques that use at least one significant assumption not observable in the market, or significant management judgment or estimation, some of which may be internally developed.

Financial assets that are recorded at fair value on a recurring basis include available-for-sale investment securities, loans held for sale, mortgage servicing rights, investments related to deferred compensation arrangements, and derivative financial instruments. As of December 31, 2022, and December 31, 2021, $2.9 billion or 12% and $4.4 billion or 19%, respectively, of our total assets consisted of financial assets recorded at fair value on a recurring basis and most of these financial assets consisted of available-for-sale investment securities measured using information from a third party pricing service. These investments in debt securities and mortgage-backed securities were all classified in either Levels 1 or 2 of the fair value hierarchy. Financial liabilities that are recorded at fair value on a recurring basis are comprised of derivative financial instruments. As of December 31, 2022, and December 31, 2021, $168.0 million and $18.8 million, respectively, or less than 1% of our total liabilities consisted of financial liabilities recorded at fair value on a recurring basis.

As of December 31, 2022, and December 31, 2021, Level 3 financial assets recorded at fair value on a recurring basis were $46.6 million and $42.6 million, respectively, or less than 1% of our total assets, and were comprised primarily of derivative financial instruments. As of December 31, 2022, and December 31, 2021, Level 3 financial liabilities recorded at fair value on a recurring basis were $168.0 million and $17.9 million, respectively, or less than 1% of our total liabilities, and were comprised of derivative financial instruments.

Our third party pricing service makes no representations or warranties that the pricing data provided to us is complete or free from errors, omissions, or defects. As a result, we have processes in place to monitor and periodically review the information provided to us by our third party pricing service such as: 1) Our third party pricing service provides us with documentation by asset class of inputs and methodologies used to value securities. We review this documentation to evaluate the inputs and valuation methodologies used to place securities into the appropriate level of the fair value hierarchy. This documentation is periodically updated by our third party pricing service. Accordingly, transfers of securities within the fair value hierarchy are made if deemed necessary. 2) On a quarterly basis, management also selects a sample of securities priced by the Company's third party pricing service and reviews the significant assumptions and valuation methodologies used by the pricing service with respect to those securities. The information provided is comprised of market reference data, which may include reported trades; bids, offers, or broker-dealer dealer quotes; benchmark yields and spreads; as well as other reference data as appropriate. Periodically, based on these reviews, management determines whether the current placement of the security in the fair value hierarchy is appropriate or whether transfers may be warranted. 3) On a quarterly basis, management reviews the pricing information received from our third party pricing service. This review process includes a comparison to a second source. 4) Our third party pricing service has also established processes for us to submit inquiries regarding quoted prices. Periodically, we will challenge the quoted prices provided by our third party pricing service. Our third party pricing service will review the inputs to the evaluation in light of the new market data presented by us. Our third party pricing service may then affirm the original quoted price or may update the evaluation on a going forward basis. Generally, we do not adjust the price from the third party service provider. 5) On an annual basis, we obtain and review the third party's most recently issued Service Organization Controls report related to controls placed in operation and tests of operating effectiveness, to update our understanding of the third party pricing service's control environment.

See Note 21 to the Consolidated Financial Statements for more information on our fair value measurements.

Income Taxes

We determine our liabilities for income taxes based on current tax regulations and interpretations in tax jurisdictions where our income is subject to taxation. Currently, we file tax returns for federal, six state and local domestic jurisdictions, and three foreign jurisdictions. In estimating income taxes payable or receivable, we assess the relative merits and risks of the appropriate tax treatment considering statutory, judicial, and regulatory guidance in the context of each tax position. Accordingly, previously estimated liabilities are regularly reevaluated and adjusted through the provision for income taxes. Changes in the estimate of income taxes payable or receivable occur periodically due to changes in tax rates, interpretations of tax law, the status of examinations being conducted by various taxing authorities, and newly enacted statutory, judicial and regulatory guidance that impact the relative merits and risks of each tax position. These changes, when they occur, may affect the provision for income taxes as well as current and deferred income taxes, and may be significant to our statements of income and condition.

Management's determination of the realization of net deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing, character and amount of future income, as well as the implementation of various tax planning strategies to maximize realization of the deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. As of December 31, 2022, and December 31, 2021, we carried a valuation allowance of $6.2 million and $3.2 million, respectively, related to our deferred tax assets established in connection with our low-income housing investments.

We are also required to record a liability, referred to as an unrecognized tax benefit ("UTB"), for the entire amount of benefit taken in a prior or future income tax return when we determine that a tax position has a less than 50% likelihood of being accepted by the taxing authority. As of December 31, 2022, and December 31, 2021, our liabilities for UTBs were $3.7 million and $4.0 million, respectively.

In 2022, the Company recognized federal and State of Hawaii investment tax credits from energy investments. The Company uses the deferral method of accounting for its investment tax credit with the benefit recognized in the provision for income taxes. These credits reduced the Company's provision for income taxes by $1.0 million, $2.1 million, and $3.1 million in 2022, 2021, and 2020, respectively.

Overview

We are a regional financial services company serving businesses, consumers, and governments in Hawaii, Guam, and other Pacific Islands. Our principal operating subsidiary, the Bank, was founded in 1897.

Our business strategy is to use our unique market knowledge, prudent management discipline and brand strength to deliver exceptional value to our stakeholders. Our business plan is balanced between growth and risk management while maintaining flexibility to adjust to economic changes. We will continue to focus on providing customers with best-in-class service and an innovative mix of products and services. We will also remain focused on continuing to deliver strong financial results while maintaining prudent risk and capital management strategies as well as our commitment to support our local communities.

Hawaii Economy

The COVID-19 pandemic has had and is continuing to have an impact on the Hawaii economy. Hawaii benefits from a wide range of industries that help to provide stability in the case of economic shocks. Federal government jobs, primarily military, have historically been a stabilizing part of Hawaii's economy, supplying about 20% of GDP. Construction activity, including the Honolulu Rail Project, and other non-visitor-related activities have continued despite the COVID-19 pandemic. Hawaii's large retiree population also contributes to a stable economic base. Hawaii's unemployment rate was 3.2% in December 2022, substantially below its peak in April and May of 2020 and below the national average as of year-end 2022.

As previously mentioned, local housing prices are one of the metrics that we continually monitor. While sales volume fell year-over-year given the sharp rise in interest rates, home prices remained relatively stable and months of inventory remained relatively low. The volume of single-family home sales on Oahu decreased 23.2% in 2022 compared to 2021, while the volume of condominium sales on Oahu decreased 11.8% in 2022 compared to 2021. The median price of single-family home sales on Oahu increased by 11.6% in 2022 compared to 2021, while the condominium sales price on Oahu increased by 7.4% in 2022 compared to 2021. As of December 31, 2022, months of inventory of single-family homes and condominiums on Oahu was 2.1 months and 2.2 months, respectively, compared to 0.8 months and 1.6 months as of December 31, 2021.

Earnings Summary

Net income for 2022 was $225.8 million, a decrease of $27.6 million or 11% compared to 2021. Diluted earnings per common share were $5.48 in 2022, a decrease of $0.77 or 12% compared to 2021. Our return on average assets was 0.98% in 2022, a decrease of 16 basis points from 2021, and our return on average shareholders' equity was 16.10% in 2022, compared to 16.94% in 2021.

Our lower net income in 2022 was primarily due to the following:

- The provision for credit losses in 2022 was a net benefit of $7.8 million compared to a net benefit of $50.5 million in 2021.

- Mortgage banking income was $6.0 million in 2022, a decrease of $9.0 million or 60% compared to 2021. This decrease was primarily due to decreased mortgage originations due to the higher interest rate environment.

- Net losses on sales of investment securities was $6.1 million in 2022, an increase of $4.8 million compared to 2021. This increase was primarily due to fees related to the Visa Class B Shares conversion rate agreements as well as gains on sales of investment securities in 2021.

- Other noninterest income was $15.6 million in 2022, a decrease of $4.0 million or 20% compared to 2021. This decrease was primarily due to one-time pre-tax charge of $6.9 million related to our agreement to sell assets that terminated leveraged leases related to 31 locomotives.

- Salaries and benefits expense was $235.3 million in 2022, an increase of $7.0 million or 3% compared to 2021. This increase was primarily due to increase in base salaries and incentive compensation coupled with a $5.7 million increase in share-based compensation due to a higher number of restricted stock units being amortized.

- Net occupancy expense was $39.4 million in 2022, an increase of $13.2 million or 50% compared to 2021. This increase was primarily due to a $9.5 million gain on sales of real estate property on the island of Oahu and Guam in 2021.

These items were partially offset by the following

- Net interest income was $540.6 million in 2022, an increase of $43.3 million or 9% compared to 2021. This increase was primarily due to the higher rate environment and strong loan growth over the year.

- Service Charges on Deposit Accounts was $29.6 million in 2022, an increase of $4.1 million or 16% compared to 2021. This increase was primarily due to increased transaction volume.

- The provision for income taxes was $64.8 million in 2022, a decrease of $7.4 million or 10% compared to 2021. The effective tax rate was 22.31% in 2022 compared to 22.17% in 2021. The provision for income tax decrease was primarily due to a lower pretax income.

We maintained a strong balance sheet throughout 2022, with what we believe are adequate reserves for credit losses, and high levels of liquidity and capital.

- Total assets were $23.6 billion as of December 31, 2022, an increase of $0.8 billion or 4% from December 31, 2021.

- Total loans and leases were $13.6 billion as of December 31, 2022, an increase of $1.4 billion or 11% from December 31, 2021, primarily due to strategic growth in lower risk loan categories including Commercial Mortgage, Residential Mortgage, and Home Equity.

- The allowance for credit losses (the "Allowance") was $144.4 million as of December 31, 2022, a decrease of $13.4 million or 8% from December 31, 2021. The ratio of Allowance for credit losses to loans and leases outstanding was 1.06% as of December 31, 2022, compared to 1.29% as of December 31, 2021. The level of our Allowance was commensurate with the Company's credit risk profile, future economic outlook, and forecasts utilized.

- The total carrying value of our investment securities portfolio was $8.3 billion as of December 31, 2022, a decrease of $0.7 billion or 8% from December 31, 2021. The Company transferred approximately $1.3 billion in available-for-sale investment securities to held-to-maturity during the third quarter of 2022. The portfolio remains largely comprised of securities issued by U.S. government agencies and U.S. government-sponsored enterprises.

- Total deposits were $20.6 billion as of December 31, 2022, an increase of $0.3 billion or 1% from December 31, 2021, primarily due to an increase in public deposits.

- Total shareholders' equity was $1.3 billion as of December 31, 2022, a decrease of $0.3 billion or 18% from December 31, 2021. During 2022, we repurchased 689,450 shares of common stock at a total cost of $55.1 million. We also paid cash dividends of $112.6 million on common shares during 2022.

Analysis of Statements of Income

Average balances, related income and expenses, and resulting yields and rates, on a taxable-equivalent basis, are presented in Table 1. An analysis of the change in net interest income, on a taxable-equivalent basis, is presented in Table 2.

Average Balances and Interest Rates – Taxable-Equivalent Basis   Table 1

	2022			2021		
(dollars in millions)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Earning Assets						
Interest-Bearing Deposits in Other Banks	$ 3.0	$ —	1.05%	$ 2.7	$ —	0.36%
Funds Sold	260.5	4.3	1.64	692.4	0.9	0.13
Investment Securities						
Available-for-Sale						
Taxable	3,644.2	70.5	1.93	4,266.9	64.2	1.50
Non-Taxable	4.0	0.1	2.92	10.1	0.4	4.21
Held-to-Maturity						
Taxable	4,750.0	80.9	1.70	3,988.1	61.0	1.53
Non-Taxable	35.6	0.7	2.10	50.7	1.2	2.41
Total Investment Securities	8,433.8	152.2	1.80	8,315.8	126.8	1.53
Loans Held for Sale	6.9	0.3	3.70	24.3	0.7	2.82
Loans and Leases [1]						
Commercial and Industrial	1,349.3	46.2	3.42	1,285.1	37.1	2.88
Paycheck Protection Program	44.0	2.7	6.07	453.9	25.7	5.67
Commercial Mortgage	3,420.1	121.9	3.56	2,940.0	86.7	2.95
Construction	232.6	10.6	4.56	271.6	9.5	3.50
Commercial Lease Financing	88.5	1.3	1.49	107.2	1.5	1.42
Residential Mortgage	4,484.2	147.4	3.29	4,232.4	140.1	3.31
Home Equity	2,072.2	62.1	3.00	1,637.1	49.6	3.03
Automobile	786.1	25.4	3.23	717.0	24.6	3.43
Other [2]	419.5	23.0	5.49	379.4	23.9	6.30
Total Loans and Leases	12,896.5	440.6	3.42	12,023.7	398.7	3.32
Other	40.5	1.2	3.01	32.9	0.7	2.13
Total Earning Assets [3]	21,641.2	598.6	2.77	21,091.8	527.8	2.50
Cash and Due from Banks	237.4			252.5		
Other Assets	1,128.1			882.9		
Total Assets	$ 23,006.7			$ 22,227.2		
Interest-Bearing Liabilities						
Interest-Bearing Deposits						
Demand	$ 4,377.1	$ 6.1	0.14%	$ 4,509.8	$ 2.7	0.06%
Savings	7,767.7	22.9	0.30	7,421.9	6.2	0.08
Time	1,135.5	10.7	0.94	1,331.8	6.3	0.47
Total Interest-Bearing Deposits	13,280.3	39.7	0.30	13,263.5	15.2	0.11
Short-Term Borrowings	77.1	2.5	3.23	5.2	—	0.13
Securities Sold Under Agreements to Repurchase	479.8	12.6	2.63	541.9	13.3	2.45
Other Debt	42.4	2	4.82	27.7	0.9	3.41
Total Interest-Bearing Liabilities	13,879.6	56.8	0.41	13,838.3	29.4	0.21
Net Interest Income		$ 541.8			$ 498.4	
Interest Rate Spread			2.36%			2.29%
Net Interest Margin			2.50%			2.36%
Noninterest-Bearing Demand Deposits	7,270.4			6,507.6		
Other Liabilities	454.2			385.7		
Shareholders' Equity	1,402.5			1,495.6		
Total Liabilities and Shareholders' Equity	$ 23,006.7			$ 22,227.2		

[1] Non-performing loans and leases are included in the respective average loan and lease balances. Income, if any, on such loans and leases is recognized on a cash basis.
[2] Comprised of other consumer revolving credit, installment, and consumer lease financing.
[3] Interest income includes taxable-equivalent basis adjustments, based upon a federal statutory tax rate of 21% of $1.3 million and $1.1 million for the years ended December 31, 2022, and December 31, 2021, respectively.

Analysis of Change in Net Interest Income – Taxable-Equivalent Basis   **Table 2**

(dollars in millions)	Year Ended December 31, 2022 Compared to 2021					
		Volume [1]		Rate [1]		Total
Change in Interest Income:						
Funds Sold	$	(0.9)	$	4.3	$	3.4
Investment Securities						
Available-for-Sale						
Taxable		(10.3)		16.6		6.3
Non-Taxable		(0.2)		(0.1)		(0.3)
Held-to-Maturity						
Taxable		12.5		7.4		19.9
Non-Taxable		(0.3)		(0.2)		(0.5)
Total Investment Securities		1.7		23.7		25.4
Loans Held for Sale		(0.6)		0.2		(0.4)
Loans and Leases						
Commercial and Industrial		1.9		7.2		9.1
Paycheck Protection Program		(24.8)		1.8		(23.0)
Commercial Mortgage		15.5		19.7		35.2
Construction		(1.5)		2.6		1.1
Commercial Lease Financing		(0.2)		0.0		(0.2)
Residential Mortgage		8.3		(1.0)		7.3
Home Equity		13.1		(0.6)		12.5
Automobile		2.3		(1.5)		0.8
Other [2]		2.3		(3.2)		(0.9)
Total Loans and Leases		16.9		25.0		41.9
Other		0.2		0.3		0.5
Total Change in Interest Income		17.3		53.5		70.8
Change in Interest Expense:						
Interest-Bearing Deposits						
Demand		(0.1)		3.5		3.4
Savings		0.3		16.4		16.7
Time		(1.0)		5.4		4.4
Total Interest-Bearing Deposits		(0.8)		25.3		24.5
Short-Term Borrowings		0.9		1.6		2.5
Securities Sold Under Agreements to Repurchase		(1.6)		0.9		(0.7)
Other Debt		0.6		0.5		1.1
Total Change in Interest Expense		(0.9)		28.3		27.4
Change in Net Interest Income	$	18.2	$	25.2	$	43.4

[1] The change in interest income and expense are not solely due to changes in volume or rate has been allocated on a pro-rata basis to the volume and rate columns.

[2] Comprised of other consumer revolving credit, installment, and consumer lease financing.

Net Interest Income

Net interest income is affected by the size and mix of our balance sheet components as well as the spread between interest earned on assets and interest paid on liabilities. Net interest margin is defined as net interest income, on a taxable-equivalent basis, as a percentage of average earning assets.

Yields on our earning assets increased by 27 basis points in 2022 compared to 2021 primarily due to the higher rate environment.

Yields on our investment securities portfolio increased by 27 basis points. Yields on our funds sold increased by 151 basis points primarily due to federal fund rate increases. Yields on our commercial and industrial loans excluding Paycheck Protection Program ("PPP") loans increased by 54 basis points primarily due to the higher interest rate environment. Contractual yields on Paycheck Protection Program loans are fixed at 1%, however, effective yield varies based on processing fee income being accelerated due to loans being forgiven by the Small Business Administration ("SBA") ahead of maturity. Yields on our commercial mortgage loans increased by 61 basis points due to the higher interest rate environment and an interest recovery in the second quarter of 2022. Yields on our construction loans increased by 106 basis points due to the higher interest rate environment and the payoff of lower yielding loans. Yields on our residential mortgage loans and home equity loans decreased by 2 basis points and 3 basis points, respectively, primarily due to pay downs of higher rate loans offset by the higher interest rate environment. Yields on other loans decreased by 81 basis points primarily due to the full year impact of promotional lower rate installment loans originated in the prior year.

Interest rates paid on our interest-bearing liabilities increased 20 basis points in 2022 compared to 2021. Interest rates paid on our securities sold under agreements to repurchase increased by 18 basis points from 2021 primarily due to the addition of $300.0 million in repurchase agreements with private institutions in the fourth quarter of 2022.

Average balances of our earning assets increased by $0.5 billion or 3% in 2022 compared to 2021 primarily due to an increase in the average balances of our loan and lease portfolio. The average balance of funds sold decreased by $431.9 million or 62%. The average balances of our investment securities increased by $0.1 billion. The average balance of total loan and leases increased by $872.8 million. The average balance of our commercial and industrial portfolio increased by $64.2 million or 5%. The average balance of our commercial mortgage portfolio increased by $480.1 million or 16% as a result of continued demand from new and existing customers. The average balance of our residential mortgage portfolio increased by $251.8 million or 6% primarily due to new originations which offset continued paydowns. The average balance of our home equity portfolio increased by $435.1 million mainly due to growth driven by ongoing promotions of our SmartRefi program. The average balance of our automobile loans portfolio increased by $69.1 million or 10% primarily due to competitive loan programs and pricing.

The average balances of our interest bearing deposit products increased by $16.8 million or 0.1%. The average balances of our interest-bearing liabilities increased by $41.3 million or 0.3%. The average balance of our interest bearing demand deposits decreased by $132.7 million or 2.9%. The average balance of our savings deposits increased by $345.8 million or 4.7%. The average balance of our time deposits decreased by $196.3 million or 14.7%.

The average balances of our securities sold under agreements to repurchase decreased by $62.1 million or 11%. This decrease was due to terminations and calls of repurchase agreements with private institutions ($25.0 million called in 2022 and $150.0 million terminated in 2021), partially offset by $300.0 million originated in late 2022. The average balances of our other debt, which was comprised primarily of Federal Home Loan Bank ("FHLB") advances, increased by $14.7 million or 53% primarily due to new FHLB advances totaling $400.0 million originated in late 2022, partially offset by the prepayment of FHLB advances totaling $50.0 million during 2021.

Noninterest Income

Table 3 presents the major components of noninterest income for 2022 and 2021.

Noninterest Income **Table 3**

	Year Ended December 31,		Dollar Change	Percent Change
(dollars in thousands)	2022	2021	2022 to 2021	
Trust and Asset Management	$ 43,803	$ 46,068	$ (2,265)	(5)%
Mortgage Banking	5,980	14,964	(8,984)	(60)
Service Charges on Deposit Accounts	29,620	25,564	4,056	16
Fees, Exchange, and Other Service Charges	54,914	55,457	(543)	(1)
Investment Securities Losses, Net	(6,111)	(1,297)	(4,814)	n.m.
Annuity and Insurance	3,782	3,224	558	17
Bank-Owned Life Insurance	9,968	7,784	2,184	28
Other	15,585	19,589	(4,004)	(20)
Total Noninterest Income	$ 157,541	$ 171,353	$ (13,812)	(8)%

n.m.- not meaningful.

Trust and asset management income is comprised of fees earned from the management and administration of trusts and other customer assets. These fees are largely based upon the market value of the assets that the Bank manages and the fee rate charged to customers. Total trust assets under administration were $10.5 billion and $11.5 billion as of December 31, 2022, and December 31, 2021, respectively. Trust and asset management income decreased by $2.3 million or 5% in 2022 compared to 2021 due to decreases in trust assets under administration and tax service fees.

Mortgage banking income is highly influenced by mortgage interest rates, the housing market, the amount of our loan sales, and our valuation of mortgage servicing rights. Mortgage banking income decreased by $9.0 million or 60% in 2022 compared to 2021. This decrease was primarily due to decreased sales of conforming saleable loans from current production. This decrease was partially offset by lower amortization of mortgage servicing rights.

Service charges on deposit accounts increased by $4.1 million or 16% in 2022 compared to 2021. This increase was primarily due to an increase in overdraft fees attributed to an increase in transaction volume.

Net losses on sales of investment securities totaled $6.1 million and $1.3 million in 2022 and 2021, respectively. The net loss in 2022 was primarily due to $6.1 million in the fees paid to the counterparties of our prior Visa Class B share sales transactions. The net loss in 2021 was primarily due to $5.1 million of the fees paid to the counterparties of our prior Visa Class B share sales transactions. This was offset by $3.8 million net gains on the sales of investment securities in 2021.

Bank-owned life insurance increased by $2.2 million or 28% in 2022 compared to 2021 primarily due to policy purchases in 2022.

Other noninterest income decreased by $4.0 million or 20% in 2022 compared to 2021. This decrease was primarily due to a $6.9 million loss related to the sale of certain leveraged lease assets.

Noninterest Expense

Table 4 presents the major components of noninterest expense for 2022 and 2021.

Noninterest Expense							**Table 4**
					Dollar Change	**Percent Change**	
	Year Ended December 31,						
(dollars in thousands)		**2022**		**2021**	**2022 to 2021**		
Salaries and Benefits:							
Salaries	$	146,840	$	135,416	$	11,424	8%
Incentive Compensation		23,425		22,462		963	0
Share-Based Compensation		15,220		12,489		2,731	22
Commission Expense		4,708		8,901		(4,193)	(47)
Retirement and Other Benefits		17,242		20,213		(2,971)	(15)
Payroll Taxes		13,395		12,404		991	8
Medical, Dental, and Life Insurance		11,958		12,831		(873)	(7)
Separation Expense		2,482		3,577		(1,095)	(31)
Total Salaries and Benefits		235,270		228,293		6,977	3
Net Occupancy		39,441		26,244		13,197	50
Net Equipment		38,374		35,703		2,671	7
Data Processing		18,362		20,297		(1,935)	(10)
Professional Fees		14,557		12,895		1,662	13
FDIC Insurance		6,546		6,536		10	0
Other Expense:							
Delivery and Postage Services		6,606		6,358		248	4
Mileage Program Travel		4,591		4,948		(357)	(7)
Merchant Transaction and Card Processing Fees		6,005		5,180		825	16
Advertising		9,976		9,606		370	4
Amortization - Solar Energy Partnership Investments		1,189		2,048		(859)	(42)
Other		34,348		35,481		(1,133)	(3)
Total Other Expense		62,715		63,621		(906)	(1)
Total Noninterest Expense	$	415,265	$	393,589	$	21,676	6%

Total salaries and benefits increased by $7.0 million or 3% in 2022 compared to 2021 primarily due a $11.4 million increase in salaries coupled with a $2.7 million increase in shared-based compensation due to a higher number of restricted stock units being amortized. These increases were partially offset by a $4.2 million decrease in commission expense and a $3.0 million decrease in retirement and other benefits.

Net occupancy expense increased by $13.2 million or 50% in 2022 compared to 2021 primarily due to gains on sale of real estate property on the island of Oahu and Guam in 2021 of $9.5 million, coupled with an increase in net rental expense in 2022.

Net equipment expense increased by $2.7 million or 7% in 2022 compared to 2021 primarily due to an increase in software license fees coupled with an increase in maintenance expense. These increases were partially offset by a decrease in depreciation expense in 2022 compared to 2021.

Data processing expense decreased by $1.9 million or 10% in 2022 compared to 2021 primarily due to expenses we incurred in 2021 related to the rollout of contactless cards.

Professional fees expense increased by $1.7 million or 13% in 2022 compared to 2021 due to the augmentation of staffing to support corporate initiatives.

Income Taxes

Table 5 presents our provision for income taxes and effective tax rates for 2022 and 2021:

Provision for Income Taxes and Effective Tax Rates		**Table 5**
(dollars in thousands)	**Provision for Income Taxes**	**Effective Tax Rates**
2022	$ 64,830	22.31%
2021	$ 72,182	22.17%

The provision for income taxes was $64.8 million in 2022, a decrease of $7.4 million compared to 2021. The higher effective tax rate in 2022 compared to 2021 was primarily due to the decrease in tax benefits from tax-advantaged investments such as Investments in Low-Income Housing, Municipal Bonds, and Leasing Transactions. The effective tax rate in 2022 was also negatively impacted by a reduction in tax benefits from the exercise of stock options and the vesting of restricted stock.

Analysis of Business Segments

Our business segments are Consumer Banking, Commercial Banking, and Treasury and Other. Table 6 summarizes net income from our business segments for 2022 and 2021. Additional information about segment performance is presented in Note 13 to the Consolidated Financial Statements.

Business Segment Net Income				**Table 6**
		Year Ended December 31,		
(dollars in thousands)		**2022**		**2021**
Consumer Banking	$	88,417	$	79,474
Commercial Banking		124,154		121,305
Total		212,571		200,779
Treasury and Other		13,233		52,593
Consolidated Total	$	225,804	$	253,372

Consumer Banking

Net income increased by $8.9 million or 11% in 2022 compared to 2021 primarily due to an increase in net interest income, partially offset by an increase in noninterest expense and a decrease in noninterest income. The increase in net interest income was primarily due to higher deposit spreads and higher deposit and loan balances, partially offset by lower loan spreads. The increase in noninterest expense was primarily due to higher allocated expenses related to support units, and higher salaries and benefits expense, partially offset by the rollout of contactless cards in the first quarter of 2021. Also, noninterest expense in 2021 included a gain on the sale of a real estate property on the island of Oahu. The decrease in noninterest income was primarily due to lower mortgage banking income as a result of decreased sales of conforming saleable loans from current production, partially offset by higher overdraft fees and other income.

Commercial Banking

Net income increased by $2.8 million or 2% in 2022 compared to 2021 primarily due to an increase in net interest income, partially offset by a decrease in noninterest income and an increase in noninterest expense. The increase in net interest income was primarily due to higher average spreads on deposits, partially offset by lower loan spreads and deposit balances. Loan portfolio growth was primarily driven by increases in the commercial mortgage portfolio, partially offset by runoff in PPP loans. The decrease in deposit balances was primarily driven by decreases in interest bearing and savings balances, partially offset by increases in noninterest bearing and time deposits. The decrease in noninterest income is primarily due to a loss on sale of equipment related to the early buyout of a leveraged lease, and a reduction in loan fees due to several large one time fees realized in the prior year. Those reductions were partially offset by increases in customer derivative program revenue, merchant income, and letters of credit. The increase in noninterest expense was primarily due to higher allocated expenses from support units, higher salaries and benefits expense, and merchant transaction and processing fees, partially offset by increased deferred salaries from loan originations and reduced professional fees.

Treasury and Other

Net income decreased by $39.4 million in 2022 compared to 2021 primarily due to lower negative provision for credit losses and lower net interest income, partially offset by lower noninterest expense and lower provision for income taxes. The negative provision in 2022 was lower than the negative provision in 2021, as most of the credit concerns associated with COVID-19 that led to a significant build in reserve in 2020 were reversed in 2021, with the development of a vaccine and significant regulatory relief and fiscal stimulus. The decrease in net interest income was primarily due to higher deposit funding costs, partially offset by an increase in interest income from higher asset yields. The decrease in noninterest expense was due to early termination costs incurred in the second and third quarter of 2021 related to the prepayment of repurchase agreements and FHLB advances. The provision for income taxes in this business segment represents the residual amount to arrive at the total tax expense for the Company.

Analysis of Statements of Condition

Investment Securities

Table 7 presents the maturity distribution at amortized cost, weighted-average yield to maturity, and fair value of our investment securities.

Maturities and Average Yield on Securities — **Table 7**

(dollars in millions)	1 Year or Less	Weighted Average Yield	After 1 Year-5 Years	Weighted Average Yield	After 5 Years-10 Years	Weighted Average Yield	Over 10 Years	Weighted Average Yield	Total	Weighted Average Yield	Fair Value
As of December 31, 2022											
Available-for-Sale [1]											
Debt Securities Issued by the U.S. Treasury and Government Agencies [2]	$ 0.2	3.3%	$ 203.3	2.7%	$ 44.8	1.4%	$ —	0.0%	$ 248.3	2.4%	$ 233.9
Debt Securities Issued by States and Political Subdivisions	7.9	3.9	18.9	4.5	74.5	2.4	6.4	2.3	107.7	2.9	95.3
Debt Securities Issued by U.S. Government-Sponsored Enterprises	0.2	0.8	1.6	1.5	47.0	6.4	—	—	48.8	6.3	48.6
Debt Securities Issued by Corporations	—	—	288.5	4.7	562.1	5.2	—	—	850.6	5.1	794.7
Mortgage-Backed Securities [2]											
Residential - Government Agencies	8.2	4.3	165.3	2.6	655.3	2.3	—	—	828.8	2.4	732.8
Residential - U.S. Government-Sponsored Enterprises	0.3	3.8	230.7	1.6	689.0	1.8	—	—	920.0	1.7	793.9
Commercial - Government Agencies	—	—	161.6	2.8	6.6	2.5	—	—	168.2	2.7	145.7
Total Mortgage-Backed Securities	8.5	4.3	557.6	2.3	1,350.9	2.0	—	—	1,917.0	2.1	1,672.4
Total Available-for-Sale	$ 16.8	4.0%	$1,069.9	3.1%	$2,079.3	3.0%	$ 6.4	2.3%	$3,172.4	3.0%	$2,844.8
Held-to-Maturity											
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ —	0.0%	$ 7.5	0.3%	$ 124.1	0.0%	$ —	0.0%	$ 131.6	0.0%	$ 113.4
Debt Securities Issued by Corporations	—	—	6.0	1.6	—	—	11.0	1.6	17.0	1.6	14.5
Mortgage-Backed Securities [2]											
Residential - Government Agencies	6.5	3.5	129.1	2.8	1,712.6	1.5	—	—	1,848.2	1.6	1,554.2
Residential - U.S. Government-Sponsored Enterprises	1.2	2.3	89.8	2.2	2,542.6	1.9	335	1.9	2,968.3	1.9	2,571.3
Commercial - Government Agencies	4.9	2.2	261.7	1.4	137.0	1.5	45.4	1.7	448.9	1.5	362.0
Total Mortgage-Backed Securities	12.6	2.4	480.6	1.9	4,392.2	1.7	380.1	1.9	5,265.5	1.7	4,487.5
Total Held-to-Maturity	$ 12.6	2.4%	$ 494.1	1.9%	$4,516.3	1.7%	$ 391.1	1.9%	$5,414.1	1.7%	$4,615.4
Total Investment Securities											
As of December 31, 2022	$ 29.4		$1,564.0		$6,595.6		$ 397.5		$8,586.5		$7,460.2
As of December 31, 2021	$ 33.2		$7,179.9		$1,732.3		$ 70.3		$9,015.7		$8,922.7

[1] Weighted-average yields on investment securities available-for-sale are based on amortized cost.

[2] Information for mortgage-backed securities and small business administration securities reflect weighted average life, including anticipated future prepayments.

As of December 31, 2022, our investment securities portfolio was comprised of securities with an average base duration of approximately 5.45 years.

We continually evaluate our investment securities portfolio in response to established asset/liability management objectives, changing market conditions that could affect profitability, and the level of interest rate risk to which we are exposed. These evaluations may cause us to change the level of funds we deploy into investment securities, change the composition of our investment securities portfolio, and change the proportion of investments made into the available-for-sale and held-to-maturity investment categories.

Mortgage-backed securities issued by Ginnie Mae, Fannie Mae, and Freddie Mac continue to be the largest concentrations in our portfolio. As of December 31, 2022, these mortgage-backed securities were all AAA-rated, with a low probability of a change in their credit ratings in the near future. As of December 31, 2022, our available-for-sale investment securities portfolio was comprised of securities with an average base duration of approximately 3.89 years.

Gross unrealized gains in our investment securities portfolio were $1.9 million as of December 31, 2022, and $49.8 million as of December 31, 2021. Gross unrealized losses in our investment securities portfolio were $1,128.3 million as of December 31, 2022, and $142.8 million as of December 31, 2021. The overall increase in net unrealized losses was primarily due to the increase in interest rates during 2022.

The gross unrealized loss positions were primarily related to mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as "risk free," and have a long history of zero credit loss. Total gross unrealized losses were primarily attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. We do not intend to sell the investment securities that were in an unrealized loss position and it is not more likely than not that we will be required to sell the investment securities before recovery of their amortized cost basis, which may be at maturity.

See Note 3 to the Consolidated Financial Statements for more information.

The Company's corporate bond holdings as of December 31, 2022, had a fair value of $809.1 million. Of this total, $16.2 million or 2% was fully guaranteed by the Export-Import Bank of the United States, an agency of the U.S. government, and $8.7 million was fully guaranteed by the U.S. government acting through the U.S. Agency for International Development. Of the remaining $784.2 million of corporate bonds, all were credit-rated A- or better by at least one nationally recognized statistical rating organization.

Loans and Leases

Table 8 presents the composition of our loan and lease portfolio by major categories.

Loans and Leases					**Table 8**
	December 31,				
(dollars in thousands)	**2022**	**2021**	**2020**	**2019**	**2018**
Commercial					
Commercial and Industrial	$ 1,389,066	$ 1,361,921	$ 1,357,610	$ 1,379,152	$ 1,331,149
Paycheck Protection Program	19,579	126,779	517,683	—	—
Commercial Mortgage	3,725,542	3,152,130	2,854,829	2,518,051	2,302,356
Construction	260,825	220,254	259,798	194,170	170,061
Lease Financing	69,491	105,108	110,766	122,454	176,226
Total Commercial	5,464,503	4,966,192	5,100,686	4,213,827	3,979,792
Consumer					
Residential Mortgage	4,653,072	4,309,602	4,130,513	3,891,100	3,673,796
Home Equity	2,225,950	1,836,588	1,604,538	1,676,073	1,681,442
Automobile	870,396	736,565	708,800	720,286	658,133
Other [1]	432,499	410,129	395,483	489,606	455,611
Total Consumer	8,181,917	7,292,884	6,839,334	6,777,065	6,468,982
Total Loans and Leases	$13,646,420	$12,259,076	$11,940,020	$10,990,892	$10,448,774

[1] Comprised of other revolving credit, installment, and lease financing.

Total loans and leases were $13.6 billion as of December 31, 2022. This represents a $1.4 billion or 11% increase from December 31, 2021, primarily due to strategic growth in lower risk categories including Commercial Mortgage, Residential Mortgage, and Home Equity.

The commercial loan and lease portfolio is comprised of commercial and industrial loans, PPP loans, commercial mortgages, construction loans, and lease financing. Commercial and industrial loans are made primarily to corporations, middle market, and small businesses for the purpose of financing equipment acquisition, expansion, working capital, and other general business purposes. PPP loans provided cash flow assistance to small businesses who were affected by economic conditions as a result of the COVID-19 pandemic. Commercial mortgages and construction loans are offered to real estate investors, developers, and builders primarily domiciled in Hawaii. Commercial mortgages are secured by first mortgages on commercial real estate at loan-to-value ratios generally not exceeding 75%. The commercial properties are predominantly multifamily, industrial and retail centers that are primarily grocery or drug store-anchored, and to a lesser extent, specialized properties such as hotels. The primary source of repayment for investor property is cash flow from the property and for owner-occupied property is the operating cash flow from the business.

Construction loans are made for the purchase or construction of a property for which repayment will be generated by the property. We classify loans as construction until the completion of the construction phase. Following construction, if a loan is retained, the loan is reclassified to the commercial mortgage category. Lease financing consists of sales-type leases that are used by commercial customers to finance capital purchases. Although our primary market is Hawaii, the commercial portfolio contains loans to some borrowers based on the U.S. Mainland, including some Shared National Credits, which have a business connection to Hawaii or are associated with a Hawaii customer relationship.

Commercial loans and leases were $5.5 billion as of December 31, 2022, an increase of $498.3 million or 10% from December 31, 2021. Commercial and industrial loans remained relatively unchanged from December 31, 2021. PPP loans decreased by $107.2 million or 85% from December 31, 2021, primarily due to forgiveness payments received from SBA. Commercial mortgage loans increased by $573.4 million or 18% from December 31, 2021, primarily due to continued demand from new and existing customers. Construction loans increased by $40.6 million or 18% from December 31, 2021, primarily due to an increase in construction activity in our market and focus in affordable housing projects. Lease financing decreased by $35.6 million or 34% from December 31, 2021, primarily due to paydowns and the termination of the last three remaining leveraged leases.

The consumer loan and lease portfolio is comprised of residential mortgage loans, home equity lines and loans, indirect auto loans and leases, and other consumer loans including personal credit lines and direct installment loans. These products are generally offered in the geographic markets we serve. Although we offer a variety of products, our residential mortgage loan portfolio is primarily comprised of fixed-rate loans concentrated in Hawaii. We also offer a variety of home equity lines and loans, which are primarily secured by first lien mortgages on residential property of the borrower. Automobile lending activities include loans and leases secured by new or used automobiles. We originate automobile loans and leases on an indirect basis through selected dealerships. Direct installment loans are generally unsecured and are primarily used for personal expenses or for debt consolidation.

Consumer loans and leases were $8.2 billion as of December 31, 2022, an increase of $889.0 million or 12% from December 31, 2021. Residential mortgage loans increased by $343.5 million or 8% from December 31, 2021, primarily due to a significant decrease in payoff activity, partially offset by a decrease in production. Home equity increased by $389.4 million or 21% from December 31, 2021, as a result of increased originations along with slower payoffs. Automobile loans increased by $133.8 million or 18% from December 31, 2021 primarily driven by competitive loan programs, increased dealer inventory and strong consumer demand. Other consumer loans increased by $22.4 million or 5% from December 31, 2021, primarily due to growth in our installment loans.

See Note 4 to the Consolidated Financial Statements and the "Corporate Risk Profile – Credit Risk" section of MD&A for more information on our loan and lease portfolio.

Table 9 presents the geographic distribution of our loan and lease portfolio.

Geographic Distribution of Loan and Lease Portfolio **Table 9**

			December 31, 2022		
(dollars in thousands)	Hawaii	U.S. Mainland [1]	Guam	Other Pacific Islands	Total
Commercial					
Commercial and Industrial	$ 1,182,706	$ 127,302	$ 66,686	$ 12,372	$ 1,389,066
Paycheck Protection Program	15,980	2,601	485	513	19,579
Commercial Mortgage	3,226,112	288,566	210,864	—	3,725,542
Construction	260,825	—	—	—	260,825
Lease Financing	66,321	—	3,170	—	69,491
Total Commercial	4,751,944	418,469	281,205	12,885	5,464,503
Consumer					
Residential Mortgage	4,576,143	—	76,376	553	4,653,072
Home Equity	2,176,848	46	49,056	—	2,225,950
Automobile	663,608	—	160,694	46,094	870,396
Other [2]	366,744	—	54,107	11,648	432,499
Total Consumer	7,783,343	46	340,233	58,295	8,181,917
Total Loans and Leases	$ 12,535,287	$ 418,515	$ 621,438	$ 71,180	$ 13,646,420
Percentage of Total Loans and Leases	92%	3%	5%	0%	100%

[1] For secured loans and leases, classification as U.S. Mainland is made based on where the collateral is located. For unsecured loans and leases, classification as U.S. Mainland is made based on the location where the majority of the borrower's business operations are conducted.

[2] Comprised of other revolving credit, installment, and lease financing.

Our commercial and consumer lending activities are concentrated primarily in Hawaii and the Pacific Islands. Our commercial loan and lease portfolio to borrowers based on the U.S. Mainland includes participation in Shared National Credits.

Table 10 presents a maturity distribution for selected loan categories.

Maturities for Selected Loan Categories [1] **Table 10**

				December 31, 2022				
(dollars in thousands)	Due in One Year or Less	Due After One to Five Years	Due After Five to Ten Years	Due After Ten to Fifteen Years	Due After Fifteen Years	Total	Variable Rate Loans	Fixed Rate Loans
Commercial								
Commercial and Industrial	$390,338	$ 299,432	$ 459,580	$ 85,206	$ 154,510	$ 1,389,066	$ 899,353	$ 489,713
PPP	7	19,572	—	—	—	19,579	—	19,579
Commercial Mortgage	307,762	1,130,281	2,119,449	165,714	2,336	3,725,542	2,265,115	1,460,427
Construction	34,318	94,429	21,211	2,718	108,149	260,825	190,133	70,692
Lease Financing	3,626	46,734	19,131	—	—	69,491	—	69,491
Total Commercial	736,051	1,590,448	2,619,371	253,638	264,995	5,464,503	3,354,601	2,109,902
Consumer								
Residential Mortgage	255	38,807	96,789	349,962	4,167,259	4,653,072	555,013	4,098,059
Home Equity	7,272	3,870	40,790	443,695	1,730,323	2,225,950	1,067,587	1,158,363
Automobile	11,625	504,238	354,533	—	—	870,396	—	870,396
Other	48,998	228,720	154,781	—	—	432,499	35,462	397,037
Total Consumer	68,150	775,635	646,893	793,657	5,897,582	8,181,917	1,658,062	6,523,855
Total Loans and Leases	$804,201	$2,366,083	$3,266,264	$1,047,295	$6,162,577	$13,646,420	$5,012,663	$8,633,757

[1] Based on contractual maturities.

Goodwill

Goodwill was $31.5 million as of December 31, 2022, and December 31, 2021. As of December 31, 2022, based on our qualitative assessment, there were no reporting units where we believed it was more likely than not that the fair value of a reporting unit was less than its carrying amount, including goodwill. See Note 1 to the Consolidated Financial Statements for more information on our goodwill impairment policy.

Other Assets

Other assets were $574.0 million as of December 31, 2022, an increase of $189.3 million or 49% from December 31, 2021. This increase was mainly due to a $135.4 million increase in deferred taxes primarily due to changes in unrealized gains and losses in Other Comprehensive Income. Low-income housing and other equity investments increased by $38.6 million due to new projects, partially offset by amortization of existing investments. See Note 7 to the Consolidated Financial Statements for more information on the composition of our other assets.

Deposits

Table 11 presents the components of our deposits by major customer categories as of December 31, 2022, and December 31, 2021.

Deposits				**Table 11**
		December 31,		
(dollars in thousands)		**2022**		**2021**
Consumer	$	10,304,335	$	10,438,844
Commercial		8,569,670		8,641,932
Public and Other		1,741,691		1,279,332
Total Deposits	$	20,615,696	$	20,360,108

Total deposits were $20.6 billion as of December 31, 2022, a $255.6 million or 1% increase from December 31, 2021. This increase was primarily due to an increase in public and other deposits, partially offset by decreases in consumer and commercial deposits. Consumer deposits decreased by $134.5 million or 1.3% due to a $264.2 million decrease in core deposits, partially offset by a $129.7 million increase in time deposits. Commercial deposits decreased by $72.2 million or 1% due to a $109.6 million decrease in core deposits, partially offset by a $37.4 million increase in time deposits. Public and other deposits increased by $462.4 million or 36% due to an increase in time deposits of $538.6 million, partially offset by a $76.2 million decrease in public core deposits.

Table 12 presents the components of our savings deposits as of December 31, 2022, and December 31, 2021.

Savings Deposits				**Table 12**
		December 31,		
(dollars in thousands)		**2022**		**2021**
Money Market	$	3,101,594	$	2,529,985
Regular Savings		4,860,816		4,926,180
Total Savings Deposits	$	7,962,410	$	7,456,165

Table 13 presents the maturity distribution of the estimated uninsured time deposits as of December 31, 2022, and December 31, 2021.

Maturity Distribution of Estimated Uninsured Time Deposits				**Table 13**
		December 31,		
(dollars in thousands)		**2022**		**2021**
Remaining maturity:				
Three months or less	$	715,224	$	220,045
After three through six months		180,933		93,514
After six through twelve months		242,426		137,514
After twelve months		115,335		74,133
Total	$	1,253,918	$	525,206

Estimated uninsured deposits totaled $10.7 billion and $10.5 billion at December 31, 2022, and December 31, 2021, respectively. Uninsured amounts are estimated based on the portion of account balances in excess of FDIC insurance limits. Estimated uninsured time deposits increased $728.7 million from December 31, 2021, primarily due to a $538.6 million increase in public time deposits and a $129.7 increase in consumer time deposits.

Securities Sold Under Agreements to Repurchase

Table 14 presents the composition of our securities sold under agreements to repurchase.

Securities Sold Under Agreements to Repurchase				**Table 14**
		December 31,		
(dollars in thousands)		**2022**		**2021**
Private Institutions	$	725,000	$	450,000
Government Entities		490		490
Total Securities Sold Under Agreements to Repurchase	$	725,490	$	450,490

Securities sold under agreements to repurchase as of December 31, 2022, increased by $275.0 million or 61% from December 31, 2021. As of December 31, 2022, the weighted-average maturity was 1.9 years for our repurchase agreements with government entities and 3.7 years for our repurchase agreements with private institutions. Some of our repurchase agreements with private institutions may be terminated at earlier specified dates by the private institution or in some cases by either the private institution or the Company. If all such agreements were to terminate at the earliest possible date, the weighted-average maturity for our repurchase agreements with private institutions would be 1.5 years. As of December 31, 2022, and December 31, 2021, the weighted-average interest rate for repurchase agreements with government entities were 1.55%, while the weighted-average interest rate for repurchase agreements with private institutions as of December 31, 2022, and December 31, 2021, were 2.97% and 2.46%, respectively, with all rates being fixed. Each of our repurchase agreements is accounted for as collateralized financing arrangement (i.e., secured borrowing) and not as a sale and subsequent repurchase of securities.

Other Debt

Other debt was $410.3 million as of December 31, 2022, an increase of $399.9 million or 3849% from December 31, 2021. During the fourth quarter of 2022, we added FHLB advances totaling $400.0 million with a weighted-average interest rate of 4.16% and maturity dates in 2027. As of December 31, 2022, our available capacity under our line of credit with the FHLB was $2.8 billion.

Pension and Postretirement Plan Obligations

Retirement benefits payable were $27.0 million as of December 31, 2022, an $11.5 million or 30% decrease from December 31, 2021. Our pension and postretirement benefit obligations and net periodic benefit cost are actuarially determined based on a number of key assumptions, including the discount rate, the expected return on plan assets, and the health-care cost trend rate. The accounting for pension and postretirement benefit plans reflect the long-term nature of the obligations and the investment horizon of the plan assets. The decrease in retirement benefits payable was primarily due to the increase in discount rate, partially offset by a decrease in the plan assets.

The discount rate is used to determine the present value of future benefit obligations and the net periodic benefit cost. The discount rate used to value the present value of future benefit obligations as of each year-end is the rate used to estimate the net periodic benefit cost for the following year. Table 15 presents a sensitivity analysis of a 25 basis point change in discount rates to the pension and postretirement benefit plan's net periodic benefit cost and benefit obligations:

Discount Rate Sensitivity Analysis								**Table 15**
				Impact of				
	Base Discount Rate		**Discount Rate 25 Basis Point Increase**			**Discount Rate 25 Basis Point Decrease**		
(dollars in thousands)	**Pension Benefits**	**Postretirement Benefits**	**Pension Benefits**		**Postretirement Benefits**	**Pension Benefits**		**Postretirement Benefits**
2022 Net Periodic Benefit Cost	2.89%	3.00%	$ 59	$	14	$ (68)	$	(17)
Benefit Plan Obligations as of December 31, 2022	5.51%	5.58%	(1,696)		(561)	1,731		576
Estimated 2023 Net Periodic Benefit Cost	5.51%	5.58%	17		(51)	(22)		51

See Note 14 to the Consolidated Financial Statements for more information on our pension and postretirement benefit plans.

Contractual Obligations

The Company has various contractual obligations that affect its cash flows and liquidity. Our non-cancelable operating leases and finance lease obligations are primarily related to branch premises, equipment, and a portion of the Company's headquarters' building with lease terms extending through 2052. Purchase obligations arise from agreements to purchase goods or services that are enforceable and legally binding. Other contracts included in purchase obligations primarily consist of service agreements for various systems and applications supporting bank operations. Pension and postretirement benefit contributions represent the minimum expected contribution to the unfunded non-qualified pension plan and postretirement benefit plan. Actual contributions may differ from these estimates. For information regarding material contractual obligations, please see Note 14 *Employee Benefits*, Note 18 *Affordable Housing Projects Tax Credit Partnerships*, Note 19 *Securities Sold Under Agreements to Repurchase*, Note 20 *Commitments, Contingencies, and Guarantees*, and Note 23 *Leases* in the Notes to the Consolidated Financial Statements.

Foreign Activities

Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments, and any other monetary assets which are denominated in dollars or other non-local currency. As of December 31, 2022, December 31, 2021, and December 31, 2020, we did not have cross-border outstandings to any foreign country which exceeded 0.75% of our total assets.

Corporate Risk Profile

Managing risk is an essential part of successfully operating our business. Management believes that the most prominent risk exposures for the Company are credit risk, market risk, liquidity risk management, capital management, and operational risk.

Credit Risk

Credit risk is the risk that borrowers or counterparties will be unable or unwilling to repay their obligations in accordance with the underlying contractual terms. We manage and control credit risk in the loan and lease portfolio by adhering to well-defined underwriting criteria and account administration standards established by management. Written credit policies document underwriting standards, approval levels, exposure limits, and other guidelines deemed necessary and prudent. Portfolio exposure at the obligor, industry, product, and/or geographic location levels is actively monitored to manage concentration risk. Furthermore, credit risk management also includes an independent credit review process that assesses compliance with commercial and consumer credit policies, risk ratings, and other critical credit information. In addition to utilizing risk management practices that are based upon established and sound lending practices, we adhere to Regulatory Safety and Soundness credit standards. This includes understanding and evaluating our customers' borrowing needs and capacity to repay, in conjunction with specific risks in their line of business, economic factors, character and history.

Commercial and industrial loans are made primarily for the purpose of financing equipment acquisition, expansion, working capital, and other general business purposes. Lease financing primarily consists of sales-type leases to finance capital purchases ranging from computer equipment to transportation equipment. The credit decisions for these transactions are based upon an assessment of the overall financial capacity of the applicant. A determination is made as to the applicant's ability to repay in accordance with the proposed terms as well as an overall assessment of the risks involved. In addition to an evaluation of the applicant's financial condition, a determination is made of the probable adequacy of the primary and secondary sources of repayment, such as additional collateral or personal guarantees, to be relied upon in the transaction. Credit agency reports of the applicant's credit history supplement the analysis of the applicant's and/or Guarantor's creditworthiness.

Commercial mortgages and construction loans are offered to real estate investors, developers, builders, and owner-occupants primarily domiciled in Hawaii. These loans are secured by first mortgages on real estate at loan-to-value ("LTV") ratios deemed appropriate based on the property type, location, overall quality, and sponsorship. Generally, these LTV ratios do not exceed 75%. The commercial properties are predominantly multifamily, industrial, retail centers that are primarily grocery or drug store anchored, and, to a lesser extent, more specialized properties such as hotels. Commercial mortgage and construction loans are substantially secured by properties located in Hawaii.

Commercial mortgage loans are underwritten based on the economic fundamentals of the property and the creditworthiness of the borrower. In evaluating a proposed commercial mortgage loan, we primarily emphasize the ratio of the property's projected net cash flows to the loan's debt servicing requirement. The debt service coverage ratio normally is not less than 125% and it is computed after deducting for a vacancy factor and property expenses as appropriate. In addition, a personal guarantee of the loan or a portion thereof is sometimes required from the principal(s) of the borrower. We typically require title insurance insuring the priority of our lien, fire, and extended coverage casualty insurance, and flood insurance, if appropriate, in order to protect our security interest in the underlying property. In addition, business interruption insurance or other insurance may be required. Owner-occupant commercial mortgage loans are underwritten based upon the cash flow of the business provided that the real estate asset is utilized in the operation of the business. Real estate is evaluated independently as a secondary source of repayment. As noted above, LTV ratios generally do not exceed 75%, which are based on regulatory-compliant appraisals that we obtain for the underlying properties.

Construction loans are underwritten against projected cash flows derived from rental income, business income from an owner-occupant, or the sale of the property to an end-user. We may mitigate the risks associated with these types of loans by requiring fixed-price construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements.

We offer a variety of first lien and second lien mortgage loans to consumers within our markets with first lien residential mortgages comprising our largest loan category. These loans are secured by a primary residence, secondary residence, or investor property and are underwritten to assess the credit risks and financial capacity and repayment ability of the applicant. Decisions are primarily based on LTV ratios, debt-to-income ("DTI") ratios, liquidity, and credit scores. LTV ratios generally do not exceed 80%, although higher levels are permitted with mortgage insurance. We offer variable rate mortgage loans with interest rates that are subject to change every six months after the third, fifth, seventh, or tenth year, depending on the product and are based on the Secured Overnight Financing Rate ("SOFR"). Variable rate mortgage loans are underwritten at fully-indexed interest rates. We do not offer payment-option facilities, sub-prime or Alt-A loans, or any product with negative amortization. We selectively offer interest-only mortgage loans to private banking clients.

Home equity lines and loans are secured primarily by a first lien mortgage, or a second lien mortgage on a primary residence, secondary residence, or investor property. The underwriting terms for the home equity product generally permits borrowing availability, in the aggregate, up to 85% of the value of the collateral property for primary residence and up to 80% of the value of the collateral property for second residence or investor at the time of origination. We offer fixed and variable rate home equity loans, with variable rate loans underwritten at fully-indexed interest rates. Our procedures for underwriting home equity loans include an assessment of an applicant's overall financial capacity and repayment ability. Decisions are primarily based on LTV ratios, DTI ratios, liquidity and credit scores. Maximum loan amounts and LTVs are determined by collateral value and customer segment.

Automobile lending activities include loans and leases secured by new or used automobiles. We originate automobile loans on an indirect basis through selected dealerships in Hawaii, Guam and Saipan, and we originate automobile leases on an indirect basis through selected dealerships in Hawaii. Our procedures for underwriting automobile loans and leases include an assessment of an applicant's overall financial capacity and repayment ability. Although an applicant's creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the automobile collateral to the proposed loan amount. We require borrowers to maintain full coverage automobile insurance on automobile loans and leases, with the Bank listed as either the loss payee or additional insured.

Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More

Table 16 presents a five-year history of non-performing assets and accruing loans and leases past due 90 days or more.

Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More   **Table 16**

			December 31,		
(dollars in thousands)	**2022**	**2021**	**2020**	**2019**	**2018**
Non-Performing Assets					
Non-Accrual Loans and Leases					
Commercial					
Commercial and Industrial	$ 37	$ 243	$ 441	$ 830	$ 542
Commercial Mortgage	3,309	8,205	8,527	9,244	2,040
Total Commercial	3,346	8,448	8,968	10,074	2,582
Consumer					
Residential Mortgage	4,239	3,305	3,223	4,125	5,321
Home Equity	4,022	4,881	3,958	3,181	3,671
Total Consumer	8,261	8,186	7,181	7,306	8,992
Total Non-Accrual Loans and Leases	11,607	16,634	16,149	17,380	11,574
Foreclosed Real Estate	1,040	2,332	2,332	2,737	1,356
Total Non-Performing Assets	$ 12,647	$ 18,966	$ 18,481	$ 20,117	$ 12,930
Accruing Loans and Leases Past Due 90 Days or More					
Commercial					
Commercial and Industrial	$ —	$ —	$ —	$ —	$ 10
Total Commercial	—	—	—	—	10
Consumer					
Residential Mortgage	2,429	3,159	5,274	1,839	2,446
Home Equity	1,673	3,456	3,187	4,125	2,684
Automobile	589	729	925	949	513
Other [1]	683	426	1,160	1,493	914
Total Consumer	5,374	7,770	10,546	8,406	6,557
Total Accruing Loans and Leases Past Due 90 Days or More	$ 5,374	$ 7,770	$ 10,546	$ 8,406	$ 6,567
Restructured Loans on Accrual Status and Not Past Due 90 Days or More	$ 43,658	$ 60,519	$ 68,065	$ 63,103	$ 48,731
Total Loans and Leases	$ 13,646,420	$ 12,259,076	$ 11,940,020	$ 10,990,892	$ 10,448,774
Ratio of Non-Accrual Loans and Leases to Total Loans and Leases	0.09%	0.14%	0.14%	0.16%	0.11%
Ratio of Non-Performing Assets to Total Loans and Leases and Foreclosed Real Estate	0.09%	0.15%	0.15%	0.18%	0.12%
Ratio of Non-Performing Assets to Total Assets	0.05%	0.08%	0.09%	0.11%	0.08%
Ratio of Commercial Non-Performing Assets to Total Commercial Loans and Leases and Commercial Foreclosed Real Estate	0.06%	0.17%	0.18%	0.24%	0.06%
Ratio of Consumer Non-Performing Assets to Total Consumer Loans and Leases and Consumer Foreclosed Real Estate	0.11%	0.14%	0.14%	0.15%	0.16%
Ratio of Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More to Total Loans and Leases and Foreclosed Real Estate	0.13%	0.22%	0.24%	0.26%	0.19%

[1] Comprised of other revolving credit, installment, and lease financing.

Table 17 presents the activity in Non-Performing Assets ("NPAs") for 2022:

(dollars in thousands)		Table 17
Balance at Beginning of Year	$	18,966
Additions		5,729
Reductions		
Payments		(9,052)
Return to Accrual Status		(1,684)
Sales of Foreclosed Real Estate		(1,292)
Charge-offs/Write-downs		(20)
Total Reductions		(12,048)
Balance at End of Year	$	12,647

NPAs consist of non-accrual loans and leases and foreclosed real estate. Changes in the level of non-accrual loans and leases typically are caused by loans and leases that reach a specified past due status, offset by reductions for loans and leases that are charged-off, paid down, sold, transferred to foreclosed real estate, or are no longer classified as non-accrual because they have returned to accrual status.

Commercial mortgage non-accrual loans decreased by $5.0 million or 60% from December 31, 2022.

Foreclosed real estate represents property acquired as the result of borrower defaults on loans. Foreclosed real estate is recorded at fair value, less estimated selling costs, at the time of foreclosure. On an ongoing basis, properties are appraised as required by market conditions and applicable regulations. Foreclosed real estate as of December 31, 2022 decreased $1.3 million from December 31, 2021, due to sale of one foreclosed real estate in Hawaii.

If interest due on the balances of all non-accrual loans as of December 31, 2022, had been accrued under the original terms, approximately $0.1 million in total interest income would have been recorded in 2022.

Loans and Leases Past Due 90 Days or More and Still Accruing Interest

Loans and leases in this category are 90 days or more past due, as to principal or interest, and are still accruing interest because they are well-secured and in the process of collection. Loans and leases past due 90 days or more and still accruing interest were $5.4 million as of December 31, 2022, a $2.4 million or 31% decrease from December 31, 2021. This decrease was primarily in our residential mortgage and home equity portfolios.

Loans Modified in a Troubled Debt Restructuring

Table 18 presents information on loans whose terms have been modified in a TDR:

Loans Modified in a Troubled Debt Restructuring				**Table 18**
		December 31,		
(dollars in thousands)		2022		2021
Commercial				
Commercial and Industrial	$	6,596	$	18,722
Commercial Mortgage		5,774		11,777
Total Commercial		12,370		30,499
Consumer				
Residential Mortgage		15,565		16,102
Home Equity		4,839		4,877
Automobile		12,721		16,148
Other [1]		1,759		2,331
Total Consumer		34,884		39,458
Total	$	47,254	$	69,957

[1] Comprised of other revolving credit and installment financing.

Reserve for Credit Losses

The reserve for credit losses consists of the Allowance and the Unfunded Reserve. Table 19 presents the activity in the Company's reserve for credit losses for the years ended December 31:

Reserve for Credit Losses											Table 19
(dollars in thousands)		**2022**		**2021**		**2020**		**2019**		**2018**
Balance at Beginning of Period	$	164,297	$	221,303	$	116,849	$	113,515	$	114,168
CECL Adoption (Day 1) Impact		—		—		(5,072)		—		—
Loans and Leases Charged-Off										
Commercial										
Commercial and Industrial		(925)		(1,117)		(1,697)		(1,122)		(1,505)
Commercial Mortgage		—		—		—		(1,616)		—
Consumer										
Residential Mortgage		(80)		(316)		(204)		(112)		(101)
Home Equity		(100)		(417)		(397)		(900)		(665)
Automobile		(4,652)		(4,939)		(6,496)		(7,130)		(8,218)
Other [1]		(7,585)		(10,530)		(12,244)		(13,075)		(14,075)
Total Loans and Leases Charged-Off		(13,342)		(17,319)		(21,038)		(23,955)		(24,564)
Recoveries on Loans and Leases Previously Charged-Off										
Commercial										
Commercial and Industrial		552		506		2,288		1,513		2,039
Commercial Mortgage		—		—		40		—		—
Consumer										
Residential Mortgage		1,193		2,467		1,292		1,927		807
Home Equity		1,500		1,666		2,892		2,339		2,001
Automobile		2,276		3,510		3,775		2,961		2,902
Other [1]		2,702		3,205		3,613		2,549		2,737
Total Recoveries on Loans and Leases Previously Charged-Off		8,223		11,354		13,900		11,289		10,486
Net Charged-Off - Loans and Leases		(5,119)		(5,965)		(7,138)		(12,666)		(14,078)
Net Charged-Off - Accrued Interest Receivable		(131)		(541)		—		—		—
Provision for Credit Losses [2]										
Loans and Leases		(8,263)		(52,466)		115,100		16,000		13,425
Accrued Interest Receivable [3]		(283)		(1,745)		2,700		—		—
Unfunded Commitments [4]		746		3,711		(1,136)		—		—
Total Provision for Credit Losses		(7,800)		(50,500)		116,664		16,000		13,425
Balance at End of Period	$	151,247	$	164,297	$	221,303	$	116,849	$	113,515
Components										
Allowance for Credit Losses - Loans and Leases	$	144,439	$	157,821	$	216,252	$	110,027	$	106,693
Allowance for Credit Losses - Accrued Interest Receivable [3]		—		414		2,700		—		—
Reserve for Unfunded Commitments [4]		6,808		6,062		2,351		6,822		6,822
Total Reserve for Credit Losses	$	151,247	$	164,297	$	221,303	$	116,849	$	113,515
Average Loans and Leases Outstanding	$	12,896,510	$	12,023,669	$	11,592,093	$	10,688,424	$	10,043,661
Ratio of Net Loans and Leases Charged-Off to Average Loans and Leases Outstanding		0.04%		0.05%		0.06%		0.12%		0.14%
Ratio of Allowance for Credit Losses to Loans and Leases Outstanding [5]		1.06%		1.29%		1.81%		1.00%		1.02%

[1] Comprised of other revolving credit, installment, and lease financing.

[2] Certain prior period information has been reclassified to conform to current presentations.

[3] On December 31, 2020, the Company established a reserve on accrued interest receivable related to loans in which interest payment forbearances were granted to borrowers impacted by the COVID-19 pandemic. The reserve was recorded as a contra-asset against accrued interest receivable with the offset to provision for credit losses. In 2022, the reserve on accrued interest receivable was fully released.

[4] The reserve for unfunded commitments is separately recorded in other liabilities in the consolidated statements of condition. For the years ended December 31, 2022 and 2021, the offsetting provision was recorded in provision for credit losses in the consolidated statements of income. In previous reporting periods, the offsetting provision was recorded in other noninterest expense.

[5] The numerator comprises the Allowance for Credit Losses - Loans and Leases.

Allowance for Credit Losses

Table 20 presents the allocation of the Allowance by loan and lease category.

Allocation of Allowance for Credit Losses **Table 20**

	December 31,									
(dollars in thousands)		**2022**		**2021**		**2020**		**2019**		**2018**
Commercial										
Commercial and Industrial	$	24,283	$	27,650	$	43,092	$	29,281	$	26,408
Commercial Mortgage		32,588		29,997		31,723		38,335		34,869
Construction		4,223		4,311		5,417		4,840		4,398
Lease Financing		2,806		2,992		4,615		1,345		1,199
Total Commercial		63,900		64,950		84,847		73,801		66,874
Consumer										
Residential Mortgage		17,079		20,721		32,643		6,366		6,870
Home Equity		16,654		18,924		37,987		9,777		11,240
Automobile		21,566		25,018		28,822		9,269		11,576
Other [1]		25,240		28,208		31,953		10,814		10,133
Total Consumer		80,539		92,871		131,405		36,226		39,819
Total Allocation of Allowance for Credit Losses	$	144,439	$	157,821	$	216,252	$	110,027	$	106,693

	December 31,									
	2022		**2021**		**2020**		**2019**		**2018**	
	Alloc. Allow. as % of loan or lease category	**Loan category as % of total loans and leases**	**Alloc. Allow. as % of loan or lease category**	**Loan category as % of total loans and leases**	**Alloc. Allow. as % of loan or lease category**	**Loan category as % of total loans and leases**	**Alloc. Allow. as % of loan or lease category**	**Loan category as % of total loans and leases**	**Alloc. Allow. as % of loan or lease category**	**Loan category as % of total loans and leases**
Commercial										
Commercial and Industrial	1.72 %	10.32 %	1.86 %	12.14 %	2.30 %	15.70 %	2.12 %	12.55 %	1.98 %	12.74 %
Commercial Mortgage	0.87	27.30	0.95	25.71	1.11	23.91	1.52	22.91	1.51	22.03
Construction	1.62	1.91	1.96	1.80	2.09	2.18	2.49	1.77	2.59	1.63
Lease Financing	4.04	0.51	2.85	0.86	4.17	0.93	1.10	1.11	0.68	1.69
Total Commercial	1.17	40.04	1.31	40.51	1.66	42.72	1.75	38.34	1.68	38.09
Consumer										
Residential Mortgage	0.37	34.10	0.48	35.15	0.79	34.59	0.16	35.40	0.19	35.16
Home Equity	0.75	16.31	1.03	14.98	2.37	13.44	0.58	15.25	0.67	16.09
Automobile	2.48	6.38	3.40	6.01	4.07	5.94	1.29	6.55	1.76	6.30
Other [1]	5.84	3.17	6.88	3.35	8.08	3.31	2.21	4.46	2.22	4.36
Total Consumer	0.98	59.96	1.27	59.49	1.92	57.28	0.53	61.66	0.62	61.91
Total	1.06 %	100.00 %	1.29 %	100.00 %	1.81 %	100.00 %	1.00 %	100.00 %	1.02 %	100.00 %

[1] Comprised of other revolving credit, installment, and lease financing.

Allowance for Credit Losses – Loans and Leases

As of December 31, 2022, the Allowance was $144.4 million or 1.06% of total loans and leases outstanding (1.08% excluding PPP loans), compared with an Allowance of $157.8 million or 1.29% of total loans and leases outstanding (1.32% excluding PPP loans) as of December 31, 2021. The Allowance reflects management's best estimate of losses over the life of loans and leases in our portfolio in accordance with the CECL approach. The decrease in the Allowance and the Ratio of Allowance for Credit Losses to Loans and Leases Outstanding was primarily due to improvement in economic conditions and outlook, along with the performance of our commercial and consumer portfolios.

Net charge-offs of loans and leases were $5.1 million or 0.04% of total average loans and leases in 2022 compared to $6.0 million or 0.05% of total average loans and leases in 2021. Net charge-offs in our consumer portfolios were $4.7 million in 2022 compared to $5.4 million in 2021. This decrease was primarily reflected in our other and automobile portfolio. Net charge-offs in our commercial portfolios were $0.4 million in 2022 compared to net recoveries of $0.6 million in 2021. This decrease in charge-offs was primarily reflected in our consumer other portfolio.

The allocation of the Allowance to our commercial portfolio segment decreased by $1.1 million or 2% from December 31, 2021. This reduction was primarily due to a $3.4 million decrease in the Allowance allocated to the commercial and industrial portfolio, partially offset by a $2.6 million increase in the Allowance allocated to the commercial mortgage portfolio. The reductions were primarily due to improving economic conditions and lower risk rating migration expectations.

The allocation of the Allowance to our consumer portfolio segment decreased by $12.3 million or 13% from December 31, 2021. This reduction was due to a $3.6 million decrease in the Allowance allocated to the residential mortgage portfolio, a $3.5 million decrease in the Allowance allocated to the automobile portfolio, and reductions in the Allowance allocated to other and home equity portfolios, totaling $3.0 million and $2.3 million, respectively. The reductions were primarily due to improving economic conditions and lower loss forecasts.

See Note 4 to the Consolidated Financial Statements for more information on the Allowance and credit quality indicators.

Reserve for Unfunded Commitments

The Unfunded Reserve was $6.8 million as of December 31, 2022, and $6.1 million as of December 31, 2021, an increase of $0.7 million, which was primarily due to the impact of growing commitments and declining average utilization rates in the construction portfolio.

Provision for Credit Losses

The provision for credit losses was a net benefit of $7.8 million in 2022 and a net benefit of $50.5 million in 2021. This decrease in the net benefit was primarily due to a smaller reduction in the Allowance, as a significant amount of the build in the Allowance during 2020 due to credit concerns and uncertainty associated with COVID-19 was reversed in 2021 in response to improved economic conditions, and the significant level of fiscal and regulatory support and relief.

Other Credit Risks

In the normal course of business, we serve the needs of state and political subdivisions in multiple capacities, including traditional banking products such as deposit services, and by investing in municipal debt securities. The carrying value of our municipal debt securities was $95.3 million as of December 31, 2022, and $75.8 million as of December 31, 2021. We also maintained investments in corporate bonds with a carrying value of $811.7 million as of December 31, 2022, and $403.4 million as of December 31, 2021. We are exposed to credit risk in these investments should the issuer of a security be unable to meet its financial obligations. This may result in the issuer failing to make scheduled interest payments and/or being unable to repay the principal upon maturity.

Our use of derivative financial instruments exposes the Company to counterparty credit risk. See Note 17 to the Consolidated Financial Statements for more information.

Market Risk

Market risk is the potential of loss arising from adverse changes in interest rates and prices. We are exposed to market risk as a consequence of the normal course of conducting our business activities. Our market risk management process involves measuring, monitoring, and mitigating risks that can significantly impact our statements of income and condition. In this management process, market risks are balanced with expected returns in an effort to enhance earnings performance while limiting volatility.

Our primary market risk exposure is interest rate risk.

Interest Rate Risk

The objective of our interest rate risk management process is to optimize net interest income while operating within acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity. The potential cash flows, sales, or replacement value of many of our assets and liabilities, especially those that earn or pay interest, are sensitive to changes in the general level of interest rates. This interest rate risk arises primarily from our core business activities of extending loans and accepting deposits. Our investment securities portfolio is also subject to significant interest rate risk.

Many factors affect our exposure to changes in interest rates, such as general economic and financial conditions, customer preferences, historical pricing relationships, and repricing characteristics of financial instruments. Our earnings are affected not only by general economic conditions but also by the monetary and fiscal policies of the U.S. and its agencies, particularly the FRB. The monetary policies of the FRB can influence the overall growth of loans, investment securities, and deposits and the level of interest rates earned on assets and paid for liabilities.

In managing interest rate risk, we, through the Asset/Liability Management Committee ("ALCO"), measure short and long-term sensitivities to changes in interest rates. The ALCO, which is comprised of members of executive management, utilizes several techniques to manage interest rate risk, which include:

- adjusting the statement of condition mix or altering the interest rate characteristics of assets and liabilities;

- changing product pricing strategies;

- modifying characteristics of the investment securities portfolio; and

- using derivative financial instruments.

Our use of derivative financial instruments, as detailed in Note 17 to the Consolidated Financial Statements, has generally been limited. This is due to natural on-balance sheet hedges arising out of offsetting interest rate exposures from loans and investment securities with deposits and other interest-bearing liabilities. In particular, the investment securities portfolio is utilized to manage the interest rate exposure and sensitivity to within the guidelines established by the ALCO. We utilize natural and offsetting economic hedges in an effort to reduce the need to employ off-balance sheet derivative financial instruments to hedge interest rate risk exposures. Expected movements in interest rates are also considered in managing interest rate risk. Thus, as interest rates change, we may use different techniques to manage interest rate risk.

A key element in our ongoing process to measure and monitor interest rate risk is the utilization of an asset/liability simulation model that attempts to capture the dynamic nature of the statement of condition. The model is used to estimate and measure the statement of condition sensitivity to changes in interest rates. These estimates are based on assumptions about the behavior of loan and deposit pricing, repayment rates on mortgage-based assets, and principal amortization and maturities on other financial instruments. The model's analytics include the effects of standard prepayment options on mortgages and customer withdrawal options for deposits. While such assumptions are inherently uncertain, we believe that our assumptions are reasonable.

We utilize net interest income simulations to analyze short-term income sensitivities to changes in interest rates. Table 21 presents, for the twelve months subsequent to December 31, 2022, and December 31, 2021, an estimate of the change in net interest income that would result from a gradual and immediate change in interest rates, moving in a parallel fashion over the entire yield curve, relative to the measured base case scenario. The base case scenario assumes the statement of condition and interest rates are generally unchanged. Based on our net interest income simulation as of December 31, 2022, net interest income is expected to increase as interest rates rise. This is due in part to our strategy to maintain a relatively short investment portfolio duration. In addition, rising interest rates would drive higher rates on loans and investment securities, as well as induce a slower pace of premium amortization on certain securities within our investment portfolio. However, lower interest rates would likely cause a decline in net interest income as lower rates would lead to lower yields on loans and investment securities, as well as drive higher premium amortization on existing investment securities. Based on our net interest income simulation as of December 31, 2022, net interest income sensitivity to changes in interest rates for the twelve months subsequent to December 31, 2022, was less sensitive in comparison to the sensitivity profile for the twelve months subsequent to December 31, 2021. Year-over-year asset sensitivity decreased due to slower forecasted prepayments for mortgage-related assets and higher projected interest expense due to the higher rate environment and lower fed funds sold, partially offset by higher balances in floating rate loans.

Net Interest Income Sensitivity Profile   **Table 21**

	Impact on Future Annual Net Interest Income			
(dollars in thousands)	December 31, 2022		December 31, 2021	
Gradual Change in Interest Rates (basis points)				
+200	$ 13,943	2.4%	$ 29,697	6.1%
+100	7,673	1.3	15,306	3.1
-100	(4,365)	(0.7)	(8,922)	(1.8)
Immediate Change in Interest Rates (basis points)				
+200	$ 22,100	3.8%	$ 68,037	14.0%
+100	11,627	2.0	38,361	7.9
-100	(8,659)	(1.5)	(30,511)	(6.3)

To analyze the impact of changes in interest rates in a more realistic manner, non-parallel interest rate scenarios are also simulated. These non-parallel interest rate scenarios indicate that net interest income may decrease from the base case scenario should the yield curve flatten or become inverted for a period of time. Conversely, if the yield curve were to steepen, net interest income may increase.

Other Market Risks

In addition to interest rate risk, we are exposed to other forms of market risk in our normal business transactions. Foreign currency and foreign exchange contracts expose us to a small degree of foreign currency risk. These transactions are primarily executed on behalf of customers. Our trust and asset management income is at risk to fluctuations in the market values of underlying assets, particularly debt and equity securities. Also, our share-based compensation expense is dependent on the fair value of our stock options, restricted stock units, and restricted stock at the date of grant. The fair value of stock options, restricted stock units, and restricted stock is impacted by the market price of the Parent's common stock on the date of grant and is at risk to changes in equity markets, general economic conditions, and other factors.

Liquidity Risk Management

The objective of our liquidity risk management process is to manage cash flow and liquidity in an effort to provide continuous access to sufficient, reasonably priced funds. Funding requirements are impacted by loan originations and refinancings, deposit balance changes, liability issuances and settlements, and off-balance sheet funding commitments. We consider and comply with various regulatory guidelines regarding required liquidity levels and regularly monitor our liquidity position in light of the changing economic environment and customer activity. Based on ongoing liquidity assessments, we may alter our asset, liability, and off-balance sheet positions. The ALCO monitors sources and uses of funds and modifies asset and liability positions as liquidity requirements change. This process, combined with our ability to raise funds in money and capital markets and through private placements, provides flexibility in managing the exposure to liquidity risk.

In an effort to satisfy our liquidity needs, we actively manage our assets and liabilities. We have access to immediate liquid resources in the form of cash which is primarily on deposit with the FRB. Potential sources of liquidity also include investment securities in our available-for-sale securities portfolio, our ability to sell loans in the secondary market, and to secure borrowings from the FRB and FHLB. Our held-to-maturity securities, while not intended for sale, may also be utilized in repurchase agreements to obtain funding. Our core deposits have historically provided us with a long-term source of stable and relatively low cost source of funding. Additional funding is available through the issuance of long-term debt or equity.

Maturities and payments on outstanding loans and investment securities also provide a steady flow of funds. Liquidity is further enhanced by our ability to access secured borrowings from the FHLB and FRB. As of December 31, 2022, we could have borrowed an additional $2.8 billion from the FHLB and an additional $603.4 million from the FRB based on the amount of pledged loans and investment securities.

We continued our focus on maintaining a strong liquidity position throughout 2022. As of December 31, 2022, cash and cash equivalents were $401.8 million, the carrying value of our available-for-sale investment securities was $2.8 billion, and total deposits were $20.6 billion. As of December 31, 2022, our available-for-sale investment securities portfolio was comprised of securities with an average base duration of approximately 3.89 years.

Capital Management

We actively manage capital, commensurate with our risk profile, to enhance shareholder value. We also seek to maintain capital levels for the Company and the Bank at amounts in excess of the regulatory "well-capitalized" thresholds. Periodically, we may respond to market conditions by implementing changes to our overall balance sheet positioning to manage our capital position.

The Company and the Bank are each subject to regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could cause certain mandatory and discretionary actions by regulators that, if undertaken, would likely have a material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative and qualitative measures. These measures were established by regulation intended to ensure capital adequacy. Capital ratios are calculated using the regulatory capital rule that allows a five-year transition period related to the adoption of CECL. As of December 31, 2022, the Company's capital levels remained characterized as "well-capitalized." There have been no conditions or events since December 31, 2022, that management believes have changed either the Company's or the Bank's capital classifications. The Company's regulatory capital ratios are presented in Table 22 below.

Table 22 presents a five-year history of activities and balances in our capital accounts, along with key capital ratios.

Shareholders' Equity and Regulatory Capital   **Table 22**

				December 31,		
(dollars in thousands)	**2022**	**2021**	**2020**	**2019**	**2018**
Change in Shareholders' Equity					
Net Income	$ 225,804	$ 253,372	$ 153,804	$ 225,913	$ 219,602
Cash Dividends Paid on Common Shares	(112,557)	(110,633)	(107,434)	(105,478)	(98,496)
Cash Dividends Paid on Preferred Shares	(7,877)	(2,975)	—	—	—
Dividend Reinvestment Program	4,680	4,835	5,012	5,039	4,689
Preferred Stock Issued, Net	—	175,487	—	—	—
Common Stock Repurchased	(55,063)	(31,258)	(18,006)	(137,649)	(91,988)
Other[1]	(349,603)	(51,724)	54,299	30,807	2,525
Increase (Decrease) in Shareholders' Equity	$ (294,616)	$ 237,104	$ 87,675	$ 18,632	$ 36,332
Regulatory Capital					
Total Common Shareholders' Equity	$ 1,141,508	$ 1,436,124	$ 1,374,507	$ 1,286,832	$ 1,268,200
Add: CECL Transitional Amount	7,124	9,498	23,750	—	—
Less: Goodwill, Net of Deferred Tax Liabilities	28,746	28,747	28,718	28,718	28,718
Postretirement Benefit Liability Adjustments	(25,078)	(33,496)	(43,250)	(38,757)	(36,010)
Net Unrealized Gains (Losses) on Investment Securities	(409,579)	(32,886)	51,072	7,645	(15,033)
Other	(198)	(198)	(198)	(198)	(198)
Common Equity Tier 1 Capital	1,554,741	1,483,455	1,361,915	1,289,424	1,290,723
Preferred Stock, Net of Issuance Cost	175,487	175,487	—	—	—
Tier 1 Capital	1,730,228	1,658,942	1,361,915	1,289,424	1,290,723
Allowable Reserve for Credit Losses	145,202	153,001	141,869	116,849	113,515
Total Regulatory Capital	$ 1,875,430	$ 1,811,943	$ 1,503,784	$ 1,406,273	$ 1,404,238
Risk-Weighted Assets	$ 14,238,798	$ 12,236,805	$ 11,295,077	$ 10,589,061	$ 9,878,904
Key Regulatory Capital Ratios					
Common Equity Tier 1 Capital Ratio	10.92%	12.12%	12.06%	12.18%	13.07%
Tier 1 Capital Ratio	12.15	13.56	12.06	12.18	13.07
Total Capital Ratio	13.17	14.81	13.31	13.28	14.21
Tier 1 Leverage Ratio	7.37	7.32	6.71	7.25	7.60

[1] Includes unrealized gains and losses on available-for-sale investment securities, minimum pension liability adjustments, and common stock issuances under share-based compensation.

As of December 31, 2022, shareholders' equity was $1.3 billion, a decrease of $294.6 million or 18% from December 31, 2021. For 2022, net income of $225.8 million, common stock issuances of $7.3 million, and share-based compensation of $16.1 million were offset by other comprehensive losses of $368.3 million, cash dividends of $112.6 million paid on common stock shares, cash dividends of $7.9 million paid on preferred stock shares, and common stock repurchases of $55.1 million. In 2022, included in the amount of common stock repurchased were 627,629 shares repurchased under our share repurchase program. These shares were repurchased at an average cost per share of $79.41 and a total cost of $49.8 million. From the beginning of our share repurchase program in July 2001 through December 31, 2022, we repurchased a total of 58.0 million shares of common stock and returned a total of nearly $2.4 billion to our common shareholders at an average cost of $41.17 per share.

Remaining buyback authority was $35.9 million as of December 31, 2022. In January 2023, the Parent's Board of Directors increased the authorization under the share repurchase program by an additional $100.0 million. Total remaining buyback authority under the share repurchase program was $135.9 million at January 20, 2023. The actual amount and timing of future share repurchases, if any, will depend on market and economic conditions, regulatory rules, applicable SEC rules, and various other factors.

In January 2023, the Parent's Board of Directors declared the quarterly dividend of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, of $10.94 per share, equivalent to $0.2735 per depositary share. The dividend was paid on February 1, 2023, to shareholders of record of the preferred stock at the close of business on January 17, 2023.

In January 2023, the Parent's Board of Directors declared the quarterly cash dividend of $0.70 per share on the Parent's outstanding common shares. The dividend will be payable on March 14, 2023, to shareholders of record at the close of business on February 28, 2023.

Regulatory Initiatives Affecting the Banking Industry

Basel III

Under final FRB and FDIC approved rules implementing the Basel Committee on Banking Supervision's capital guidelines for U.S. banks minimum requirements increased for both the quantity and quality of capital held by the Company. The Basel III capital standards substantially revised the risk-based capital requirements applicable to bank holding companies and their depository institution subsidiaries, including the definitions and the components of Tier 1 capital and Total Capital, the method of evaluating risk-weighted assets, institution of a capital conservation buffer, and other matters affecting regulatory capital ratios. Strict eligibility criteria for regulatory capital instruments were also implemented under the rules.

The phase-in period for the final rules became effective for the Company on January 1, 2015, with full compliance with all of the final rules' requirements phased in over a multi-year schedule, which were fully implemented on January 1, 2019. As of December 31, 2022, the Company's capital levels remained characterized as "well-capitalized" under the new rules.

Management continues to monitor regulatory developments and their potential impact to the Company's liquidity requirements.

Stress Testing

Enactment of the Economic Growth, Regulatory Relief, and Consumer Protection Act in May 2018 significantly altered several provisions of the Dodd-Frank Act, including how stress tests are run. Bank holding companies with total assets of less than $100 billion, such as the Company, are no longer subject to company-run stress testing requirements in section 165(i)(2) of the Dodd-Frank Act, including publishing a summary of results. At this time, the Company continues to run internal stress tests as a component of our comprehensive risk management and capital planning process.

Operational Risk

Operational risk represents the risk of loss resulting from our operations, including, but not limited to, the risk of fraud by employees or persons outside the Company, errors relating to transaction processing and technology, failure to adhere to compliance requirements, and the risk of cyber attacks. We are also exposed to operational risk through our outsourcing arrangements, and the effect that changes in circumstances or capabilities of our outsourcing vendors can have on our ability to continue to perform operational functions necessary to our business. The risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. Operational risk is inherent in all business activities, and management of this risk is important to the achievement of Company goals and objectives.

Our Operational Risk Committee (the "ORC") provides oversight and assesses the most significant operational risks facing the Company. We have developed a framework that provides for a centralized operating risk management function through the ORC, supplemented by business unit responsibility for managing operational risks specific to their business units. Our internal audit department also validates the system of internal controls through ongoing risk-based audit procedures and reports on the effectiveness of internal controls to executive management and the Audit and Risk Committee of the Board of Directors.

We continuously strive to strengthen our system of internal controls to improve the oversight of operational risk. While our internal controls have been designed to minimize operational risks, there is no assurance that business disruption or operational losses will not occur. On an ongoing basis, management reassesses operational risks, implements appropriate process changes, and invests in enhancements to our systems of internal controls.

Guarantees

We pool Federal Housing Administration ("FHA") insured and U.S. Department of Veterans Affairs ("VA") guaranteed residential mortgage loans for sale to Ginnie Mae. We also sell residential mortgage loans in the secondary market to Fannie Mae. The agreements under which we sell residential mortgage loans to Ginnie Mae or Fannie Mae and the insurance or guaranty agreements with the FHA and VA contain provisions that include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although these loans are primarily sold on a non-recourse basis, we may be obligated to repurchase residential mortgage loans or reimburse the respective investor if it is found that required documents were not delivered or were defective.

We also service substantially all of the loans we sell to investors in the secondary market. Each agreement under which we act as servicer generally specifies a standard of responsibility for our actions and provides protection against expenses and liabilities incurred by us when acting in compliance with the respective servicing agreements. However, if we commit a material breach of obligations as servicer, we may be subject to various penalties which may include the repurchase of an affected loan or a reimbursement to the respective investor.

Selected Quarterly Consolidated Financial Data

Table 23 presents our selected quarterly financial data for 2022 and 2021.

Condensed Statements of Income   **Table 23**

(dollars in thousands, except per share amounts)	Three Months Ended 2022				Three Months Ended 2021			
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Interest Income	$ 172,313	$ 154,918	$ 139,562	$ 130,573	$ 132,309	$ 134,263	$ 131,379	$ 128,765
Interest Expense	31,575	13,263	6,660	5,310	5,921	7,444	7,865	8,196
Net Interest Income	140,738	141,655	132,902	125,263	126,388	126,819	123,514	120,569
Provision for Credit Losses	200	—	(2,500)	(5,500)	(9,700)	(10,400)	(16,100)	(14,300)
Investment Securities Gains (Losses), Net	(1,124)	(2,147)	(1,295)	(1,545)	(1,258)	(1,259)	2,423	(1,203)
Noninterest Income	42,296	32,807	43,453	45,096	43,832	42,637	42,008	44,173
Noninterest Expense	102,703	105,749	102,939	103,874	101,678	96,519	96,527	98,865
Income Before Provision for Income Taxes	79,007	66,566	74,621	70,440	76,984	82,078	87,518	78,974
Provision for Income Taxes	17,700	13,765	17,759	15,606	13,147	20,025	19,985	19,025
Net Income	$ 61,307	$ 52,801	$ 56,862	$ 54,834	$ 63,837	$ 62,053	$ 67,533	$ 59,949
Preferred Stock Dividends	1,969	1,969	1,969	1,969	1,969	1,006	—	—
Net Income Available to Common Shareholders	$ 59,338	$ 50,832	$ 54,893	$ 52,865	$ 61,868	$ 61,047	$ 67,533	$ 59,949
Per Common Share								
Basic Earnings Per Common Share	$ 1.51	$ 1.28	$ 1.38	$ 1.33	$ 1.56	$ 1.53	$ 1.69	$ 1.51
Diluted Earnings Per Common Share	$ 1.50	$ 1.28	$ 1.38	$ 1.32	$ 1.55	$ 1.52	$ 1.68	$ 1.50
Dividends Declared Per Common Share	$ 0.70	$ 0.70	$ 0.70	$ 0.70	$ 0.70	$ 0.70	$ 0.67	$ 0.67
Performance Ratios								
Net Income to Average Total Assets (ROA)	1.05%	0.91%	1.00%	0.97%	1.12%	1.07%	1.23%	1.15%
Net Income to Average Shareholders' Equity (ROE)	18.91	15.31	16.40	14.18	15.92	15.41	19.17	17.65
Net Income to Average Common Equity (ROCE)	21.28	16.98	18.19	15.44	17.40	17.08	19.61	17.65
Efficiency Ratio [1]	56.46	61.37	58.80	61.53	60.18	57.38	57.47	60.45
Net Interest Margin [2]	2.60	2.60	2.47	2.34	2.34	2.32	2.37	2.43

[1] The efficiency ratio is defined as noninterest expense divided by total revenue (net interest income and noninterest income).
[2] The net interest margin is defined as net interest income, on a taxable-equivalent basis, as a percentage of average earning assets.

Fourth Quarter Results and Other Matters

Net Income Available for Common Shareholders

Net income available for common shareholders for the fourth quarter of 2022 was $59.3 million, a decrease of $2.5 million or 4% compared to the fourth quarter of 2021. Diluted earnings per common share were $1.50 for the fourth quarter of 2022, a decrease of $0.05 or 3% compared to the fourth quarter of 2021.

Net Interest Income

Net interest income, on a taxable-equivalent basis, for the fourth quarter of 2022 was $141.2 million, an increase of $14.5 million or 11% compared to the fourth quarter of 2021. This increase was primarily due to increase in commercial and consumer loan interest income, partially offset by an increase in interest expense on savings deposits. Net interest margin was 2.60% for the fourth quarter of 2022, an increase of 26 basis points compared to the fourth quarter of 2021, primarily due to higher yields in our investment securities and loans portfolio, partially offset by higher rates on deposits and borrowings.

Provision for Credit Losses

The provision for credit losses for the fourth quarter of 2022 was a net expense of $0.2 million compared to a net benefit of $9.7 million in the fourth quarter of 2021, while recording a net charge-off of loans and leases of $1.9 million in the fourth quarter of 2022 compared to $0.7 million in the fourth quarter of 2021.

Noninterest Income

Noninterest income, other than net gains on sales of investment securities, was $42.3 million in the fourth quarter of 2022, a decrease of $1.5 million or 4% compared to the fourth quarter of 2021. This decrease was primarily due to a $1.9 million decrease in mortgage banking income due to lower volume and a decrease in trust and asset management fees of $1.0 million due to a decrease in assets under management. These decreases were partially offset by a $0.7 million increase in service charges on deposit accounts, BOLI income, and other service charges.

Noninterest Expense

Noninterest expense was $102.7 million in the fourth quarter of 2022, an increase of $1.0 million or 1% compared to the fourth quarter of 2021. This increase was primarily due to a $0.9 million increase in other expense and increases in equipment expense and professional fees of $0.8 million and $0.5 million, respectively. These increases were offset by $1.8 million decrease in salary and benefits expense primarily due to a decrease in corporate incentive plans and commission expense.

Provision for Income Taxes

The provision for income taxes was $17.7 million in the fourth quarter of 2022, an increase of $4.6 million or 35% compared to the fourth quarter of 2021. The effective tax rate for the fourth quarter of 2022 was 22.4% compared with an effective tax rate of 17.1% for the fourth quarter of 2021. The difference in the effective tax rate in the fourth quarter of 2022 compared to the same period of 2021 was primarily due to higher pretax income, lower tax benefits and tax-advantage investments in 2022.

Common Stock Repurchase Program

In the fourth quarter of 2022, we repurchased 192,346 shares of our common stock under our share repurchase program at an average cost per share of $77.77 and a total cost of $15.0 million. See Note 11 to the Consolidated Financial Statements for more information related to our common stock repurchase program.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

See the Market Risk section in Management's Discussion and Analysis of Financial Condition and Results of Operation included in Item 7 of this report.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bank of Hawai'i Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of condition of Bank of Hawai'i Corporation and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 1, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

	Allowance for Credit Losses – Loans and Leases
Description of the Matter	At December 31, 2022, the Company's loans and leases portfolio and associated allowance for credit losses (the "Allowance") totaled $13.6 billion and $144.4 million, respectively. As discussed in Note 1 to the consolidated financial statements, the Company's current expected credit loss is an estimate of the credit losses expected over the life of an exposure (or pool of exposures). Management's estimate of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. The Company then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the historical period used. Relevant factors include, but are not limited to, concentrations of credit risk (geographic, large borrower, and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized loans (environmental factor). The Company also considers future economic conditions and portfolio performance as part of a reasonable and supportable forecast period. This includes a quarterly asset quality review which includes a review of forecasted gross charge-offs and recoveries, nonperforming assets, criticized loans and leases, and risk rating migration, as well as additional factors that may not be reflected in the net charge-off forecast.
	Auditing the Company's Allowance involved a high degree of subjectivity due to the judgment involved in management's identification and measurement of the qualitative adjustments to the quantitative baseline that were included in the estimate of the Allowance.
How We Addressed the Matter in Our Audit	We obtained an understanding of the Company's process for establishing the Allowance and evaluated the design and tested the operating effectiveness of controls that address the risk of material misstatement related to the measurement of the Allowance. We tested controls over management's review of data inputs utilized in the Allowance calculation, management's identification and review of the qualitative adjustments related to the loan and lease losses and management's review and approval process over the final determination of the Allowance.
	To test the identification and measurement of the qualitative adjustments included in management's estimate of the Allowance, our audit procedures included, among others, evaluating the Allowance methodology used, including management's consideration of the individual loan portfolio segments, and testing the completeness and accuracy of data from underlying systems and the data warehouse that was used in the determination of qualitative adjustments. We further evaluated management's assessment of the qualitative adjustments by obtaining an understanding of the basis for any changes in underlying environmental factor adjustments and reasonable and supportable period and giving consideration to qualitative adjustments and other information available within the Company and from external sources focusing on both corroborating and any contrary evidence.
	We also evaluated the overall Allowance amount to determine whether the amount appropriately reflected the current expected credit loss in the loan portfolio as of the balance sheet date. We reviewed subsequent events and transactions and considered whether they corroborated or contradicted the Company's year-end measurement of the Allowance.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1971.
Honolulu, Hawaii
March 1, 2023

Bank of Hawaiʻi Corporation and Subsidiaries
Consolidated Statements of Income

(dollars in thousands, except per share amounts)		Year Ended December 31,		
		2022	**2021**	**2020**
Interest Income				
Interest and Fees on Loans and Leases	$	439,798 $	398,616 $	417,498
Income on Investment Securities				
Available-for-Sale		70,555	64,550	61,294
Held-to-Maturity		81,490	61,955	66,055
Deposits		32	10	14
Funds Sold		4,274	883	902
Other		1,217	702	661
Total Interest Income		597,366	526,716	546,424
Interest Expense				
Deposits		39,678	15,216	32,966
Securities Sold Under Agreements to Repurchase		12,600	13,260	15,281
Funds Purchased		417	7	95
Short-Term Borrowings		2,070	—	62
Other Debt		2,043	943	1,698
Total Interest Expense		56,808	29,426	50,102
Net Interest Income		540,558	497,290	496,322
Provision for Credit Losses		(7,800)	(50,500)	117,800
Net Interest Income After Provision for Credit Losses		548,358	547,790	378,522
Noninterest Income				
Trust and Asset Management		43,803	46,068	43,456
Mortgage Banking		5,980	14,964	17,871
Service Charges on Deposit Accounts		29,620	25,564	24,910
Fees, Exchange, and Other Service Charges		54,914	55,457	47,056
Investment Securities Gains (Losses), Net		(6,111)	(1,297)	9,932
Annuity and Insurance		3,782	3,224	3,362
Bank-Owned Life Insurance		9,968	7,784	7,388
Other		15,585	19,589	30,434
Total Noninterest Income		157,541	171,353	184,409
Noninterest Expense				
Salaries and Benefits		235,270	228,293	207,329
Net Occupancy		39,441	26,244	39,533
Net Equipment		38,374	35,703	35,448
Data Processing		18,362	20,297	18,499
Professional Fees		14,557	12,895	12,186
FDIC Insurance		6,546	6,536	5,780
Other		62,715	63,621	55,032
Total Noninterest Expense		415,265	393,589	373,807
Income Before Provision for Income Taxes		290,634	325,554	189,124
Provision for Income Taxes		64,830	72,182	35,320
Net Income	$	225,804 $	253,372 $	153,804
Preferred Stock Dividends		7,877	2,975	—
Net Income Available to Common Shareholders	$	217,927 $	250,397 $	153,804
Basic Earnings Per Common Share	$	5.50 $	6.29 $	3.87
Diluted Earnings Per Common Share	$	5.48 $	6.25 $	3.86
Dividends Declared Per Common Share	$	2.80 $	2.74 $	2.68
Basic Weighted Average Common Shares		39,601,089	39,837,798	39,726,210
Diluted Weighted Average Common Shares		39,788,002	40,053,664	39,892,107

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawai'i Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income

(dollars in thousands)		Year Ended December 31,					
		2022		**2021**		**2020**	
Net Income	$	225,804	$	253,372	$	153,804	
Other Comprehensive Income (Loss), Net of Tax:							
Net Unrealized Gains (Losses) on Investment Securities		(376,694)		(83,958)		43,428	
Defined Benefit Plans		8,418		9,754		(4,494)	
Other Comprehensive Income (Loss)		(368,276)		(74,204)		38,934	
Comprehensive Income (Loss)	$	(142,472)	$	179,168	$	192,738	

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawai'i Corporation and Subsidiaries
Consolidated Statements of Condition

(dollars in thousands)		December 31, 2022		December 31, 2021
Assets				
Interest-Bearing Deposits in Other Banks	$	3,724	$	2,571
Funds Sold		81,364		361,536
Investment Securities				
Available-for-Sale		2,844,823		4,276,056
Held-to-Maturity (Fair Value of $4,615,393 and $4,646,619)		5,414,139		4,694,780
Loans Held for Sale		1,035		26,746
Loans and Leases		13,646,420		12,259,076
Allowance for Credit Losses		(144,439)		(157,821)
Net Loans and Leases		13,501,981		12,101,255
Total Earning Assets		21,847,066		21,462,944
Cash and Due From Banks		316,679		196,327
Premises and Equipment, Net		206,777		199,393
Operating Lease Right-of-Use Assets		92,307		95,621
Accrued Interest Receivable		61,002		45,242
Foreclosed Real Estate		1,040		2,332
Mortgage Servicing Rights		22,619		22,251
Goodwill		31,517		31,517
Bank-Owned Life Insurance		453,882		344,587
Other Assets		573,988		384,727
Total Assets	$	23,606,877	$	22,784,941
Liabilities				
Deposits				
Noninterest-Bearing Demand	$	6,714,982	$	7,275,287
Interest-Bearing Demand		4,232,567		4,628,567
Savings		7,962,410		7,456,165
Time		1,705,737		1,000,089
Total Deposits		20,615,696		20,360,108
Securities Sold Under Agreements to Repurchase		725,490		450,490
Other Debt		410,294		10,391
Operating Lease Liabilities		100,526		103,210
Retirement Benefits Payable		26,991		38,494
Accrued Interest Payable		9,698		2,499
Taxes Payable		7,104		11,901
Other Liabilities		394,083		196,237
Total Liabilities		22,289,882		21,173,330
Commitments and Contingencies (Note 20 and Note 23)				
Shareholders' Equity				
Preferred Stock ($.01 par value; authorized 180,000 shares; issued and outstanding: December 31, 2022 and December 31, 2021 - 180,000)		180,000		180,000
Common Stock ($.01 par value; authorized 500,000,000 shares; issued / outstanding: December 31, 2022 -58,733,625 / 39,835,750 and December 31, 2021 - 58,554,669 / 40,253,193)		582		581
Capital Surplus		620,578		602,508
Accumulated Other Comprehensive Loss		(434,658)		(66,382)
Retained Earnings		2,055,912		1,950,375
Treasury Stock, at Cost (Shares: December 31, 2022 - 18,897,875 and December 31, 2021 - 18,301,476)		(1,105,419)		(1,055,471)
Total Shareholders' Equity		1,316,995		1,611,611
Total Liabilities and Shareholders' Equity	$	23,606,877	$	22,784,941

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawai'i Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

(dollars in thousands except share amounts)	Preferred Shares Outstanding	Preferred Stock	Common Shares Outstanding	Common Stock	Capital Surplus	Accum. Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance as of December 31, 2019	—	$ —	40,039,695	$ 579	$ 582,566	$ (31,112)	$1,761,415	$(1,026,616)	$1,286,832
Net Income	—	—	—	—	—	—	153,804	—	153,804
Other Comprehensive Income	—	—	—	—	—	38,934	—	—	38,934
Cumulative Change in Accounting Principle	—	—	—	—	—	—	3,632	—	3,632
Share-Based Compensation	—	—	—	—	7,577	—	—	—	7,577
Common Stock Issued under Purchase and Equity Compensation Plans	—	—	283,482	1	1,217	—	562	7,388	9,168
Common Stock Repurchased	—	—	(203,865)	—	—	—	—	(18,006)	(18,006)
Cash Dividends Declared Common Stock ($2.68 per share)	—	—	—	—	—	—	(107,434)	—	(107,434)
Balance as of December 31, 2020	—	$ —	40,119,312	$ 580	$ 591,360	$ 7,822	$1,811,979	$(1,037,234)	$1,374,507
Net Income	—	—	—	—	—	—	253,372	—	253,372
Other Comprehensive Loss	—	—	—	—	—	(74,204)	—	—	(74,204)
Share-Based Compensation	—	—	—	—	13,267	—	—	—	13,267
Preferred Stock Issued, Net	180,000	180,000	—	—	(4,513)	—	—	—	175,487
Common Stock Issued under Purchase and Equity Compensation Plans	—	—	507,121	1	2,394	—	(1,368)	13,021	14,048
Common Stock Repurchased	—	—	(373,240)	—	—	—	—	(31,258)	(31,258)
Cash Dividends Declared Common Stock ($2.74 per share)	—	—	—	—	—	—	(110,633)	—	(110,633)
Cash Dividends Declared Preferred Stock	—	—	—	—	—	—	(2,975)	—	(2,975)
Balance as of December 31, 2021	180,000	$ 180,000	40,253,193	$ 581	$ 602,508	$ (66,382)	$1,950,375	$(1,055,471)	$1,611,611
Net Income	—	—	—	—	—	—	225,804	—	225,804
Other Comprehensive Loss	—	—	—	—	—	(368,276)	—	—	(368,276)
Share-Based Compensation	—	—	—	—	16,066	—	—	—	16,066
Common Stock Issued under Purchase and Equity Compensation Plans	—	—	272,007	1	2,004	—	167	5,115	7,287
Common Stock Repurchased	—	—	(689,450)	—	—	—	—	(55,063)	(55,063)
Cash Dividends Declared Common Stock ($2.80 per share)	—	—	—	—	—	—	(112,557)	—	(112,557)
Cash Dividends Declared Preferred Stock	—	—	—	—	—	—	(7,877)	—	(7,877)
Balance as of December 31, 2022	180,000	$ 180,000	39,835,750	$ 582	$ 620,578	$ (434,658)	$2,055,912	$(1,105,419)	$1,316,995

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawai'i Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(dollars in thousands)		Year Ended December 31,				
		2022		2021		2020
Operating Activities						
Net Income	$	225,804	$	253,372	$	153,804
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:						
Provision for Credit Losses		(7,800)		(50,500)		117,800
Depreciation and Amortization		21,377		21,084		20,205
Amortization of Deferred Loans and Leases Fees, Net		(215)		(16,728)		(3,197)
Amortization and Accretion of Premiums/Discounts on Investment Securities, Net		20,824		36,488		27,586
Amortization of Operating Lease Right-of-Use-Assets		11,843		11,493		12,281
Share-Based Compensation		16,066		13,267		7,578
Benefit Plan Contributions		(1,679)		(1,687)		(1,615)
Deferred Income Taxes		(2,713)		3,020		(42,586)
Gains on Sale of Premises and Equipment		—		(8,655)		(1,850)
Loss on Agreement to Sell Assets That Will Terminate Certain Leveraged Leases		6,918		—		—
Impairment on Leveraged Lease		—		—		2,951
Impairment on In-Store Branches Closures and ATMs		—		—		4,168
Net Gains on Sales of Loans and Leases		(4,100)		(14,889)		(12,875)
Net (Gains) Losses on Investment Securities		6,111		1,297		(9,932)
Proceeds from Sales of Loans Held for Sale		133,715		508,199		394,196
Originations of Loans Held for Sale		(106,965)		(408,210)		(394,649)
Net Tax Benefits from Share-Based Compensation		166		1,611		485
Net Change in Other Assets and Other Liabilities		13,608		27,989		(127,934)
Net Cash Provided by Operating Activities		332,960		377,151		146,416
Investing Activities						
Investment Securities Available-for-Sale:						
Proceeds from Sales, Prepayments and Maturities		677,087		1,487,043		1,003,432
Purchases		(1,058,922)		(2,100,693)		(2,114,912)
Investment Securities Held-to-Maturity:						
Proceeds from Prepayments and Maturities		645,463		1,221,585		1,420,853
Purchases		(91,229)		(2,676,376)		(1,661,180)
Net Change in Loans and Leases		(1,397,056)		(342,767)		(990,169)
Premises and Equipment, Net		(28,761)		(22,372)		(33,287)
Proceeds from Sale of Premises and Equipment		—		10,246		1,981
Net Cash Used in Investing Activities		(1,253,418)		(2,423,334)		(2,373,282)
Financing Activities						
Net Change in Deposits		255,588		2,148,487		2,427,147
Net Change in Short-Term Borrowings		275,000		(150,100)		(3,716)
Proceeds from Other Debt		400,000		—		50,000
Repayments of Other Debt		(97)		(50,090)		(75,084)
Proceeds from Issuance of Preferred Stock		—		175,487		—
Proceeds from Issuance of Common Stock		6,797		13,611		9,389
Repurchase of Common Stock		(55,063)		(31,258)		(18,006)
Cash Dividends Paid on Common Stock		(112,557)		(110,633)		(107,434)
Cash Dividends Paid on Preferred Stock		(7,877)		(2,975)		—
Net Cash Provided by Financing Activities		761,791		1,992,529		2,282,296
Net Change in Cash and Cash Equivalents		(158,667)		(53,654)		55,430
Cash and Cash Equivalents at Beginning of Period		560,434		614,088		558,658
Cash and Cash Equivalents at End of Period	$	401,767	$	560,434	$	614,088
Supplemental Information						
Cash Paid for Interest	$	49,609	$	32,044	$	53,026
Cash Paid for Income Taxes		53,025		48,764		60,182
Non-Cash Investing and Financing Activities:						
Transfer of Investment Securities from Available-for-Sale to Held-to-Maturity		1,275,043		—		—
Transfers from Loans to Loans Held for Sale		380		34,647		32,423

The accompanying notes are an integral part of the Consolidated Financial Statements.

57

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

Bank of Hawai'i Corporation (the "Parent") is a Delaware corporation and a bank holding company headquartered in Honolulu, Hawaii. Bank of Hawai'i Corporation and its subsidiaries (collectively, the "Company") provide a broad range of financial products and services to customers in Hawaii, Guam, and other Pacific Islands. The majority of the Company's operations consist of customary commercial and consumer banking services including, but not limited to, lending, leasing, deposit services, trust and investment activities, brokerage services, and trade financing.

The accounting and reporting principles of the Company conform to U.S. generally accepted accounting principles ("GAAP") and prevailing practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements.

Certain prior period information has been reclassified to conform to the current year presentation.

The following is a summary of the Company's significant accounting policies:

Consolidation

The accompanying consolidated financial statements include the accounts of the Parent and its subsidiaries. The Parent's principal operating subsidiary is Bank of Hawai'i (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Variable Interest Entities

Variable interests are defined as contractual ownership or other interests in an entity that change with fluctuations in an entity's net asset value. The primary beneficiary consolidates the variable interest entity ("VIE"). The primary beneficiary is defined as the enterprise that has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE.

The Company has limited partnership interests in several low-income housing partnerships. These partnerships provide funds for the construction and operation of apartment complexes that provide affordable housing to lower-income households. If these developments successfully attract a specified percentage of residents falling in that lower income range, state and/or federal income tax credits are made available to the partners. The tax credits are generally recognized over 10 years for federal and 5 years for state. In order to continue receiving the tax credits each year over the life of the partnership, the low-income residency targets must be maintained.

Unfunded commitments to fund these low-income housing partnerships were $88.8 million and $44.0 million as of December 31, 2022, and December 31, 2021, respectively. These unfunded commitments are unconditional and legally binding and are recorded in other liabilities in the consolidated statements of condition. See Note 18 *Affordable Housing Projects Tax Credit Partnerships* for more information.

The Company also has limited partnership interests in solar energy tax credit partnership investments. These partnerships develop, build, own and operate solar renewable energy projects. Over the course of these investments, the Company expects to receive federal and state tax credits, tax-related benefits, and excess cash available for distribution, if any. The Company may be called to sell its interest in the limited partnerships through a call option once all investment tax credits have been recognized. Tax benefits associated with these investments are generally recognized over 6 years.

Although these entities meet the definition of a VIE, the Company is not the primary beneficiary of the entities, as the general partner has both the power to direct the activities that most significantly impact the economic performance of the entities and the obligation to absorb losses or the right to receive benefits that could be significant to the entities. While the partnership agreements allow the limited partners, through a majority vote, to remove the general partner, this right is not deemed to be substantive as the general partner can only be removed for cause.

The investments in these entities are initially recorded at cost, which approximates the maximum exposure to loss as a result of the Company's involvement with these unconsolidated entities. The balance of the Company's investments in these entities was $175.3 million and $136.6 million as of December 31, 2022, and December 31, 2021, respectively, and is included in other assets in the consolidated statements of condition.

Investment Securities

Investment securities are accounted for according to their purpose and holding period. Trading securities are those that are bought and held principally for the purpose of selling them in the near term. The Company held no trading securities as of December 31, 2022 or December 31, 2021. Available-for-sale investment securities, comprised of debt and mortgage-backed securities, are those that may be sold before maturity due to changes in the Company's interest rate risk profile or funding needs, and are reported at fair value with unrealized gains and losses, net of taxes, reported as a component of other comprehensive income. Held-to-maturity investment securities, comprised of debt and mortgage-backed securities, are those that management has the positive intent and ability to hold to maturity and are reported at amortized cost.

Realized gains and losses are recorded in noninterest income and are determined on a trade date basis using the specific identification method. Interest and dividends on investment securities are recognized in interest income on an accrual basis. Premiums and discounts are amortized or accreted into interest income using the interest method over the expected lives of the individual securities.

Transfers of debt securities from the available-for-sale category to the held-to-maturity category are made at fair value at the date of transfer. The unrealized holding gain or loss at the date of transfer remains in accumulated other comprehensive income and in the carrying value of the held-to-maturity investment security. Premiums or discounts on investment securities are amortized or accreted as an adjustment of yield using the interest method over the estimated life of the security. Unrealized holding gains or losses that remain in accumulated other comprehensive income are also amortized or accreted over the estimated life of the security as an adjustment of yield, offsetting the related amortization of the premium or accretion of the discount.

Loans Held for Sale

Residential mortgage loans with the intent to be sold in the secondary market are accounted for on an aggregate basis under the fair value option. Fair value is primarily determined based on quoted prices for similar loans in active markets. Non-refundable fees and direct loan origination costs related to residential mortgage loans held for sale are recognized as part of the cost basis of the loan at the time of sale. Gains and losses on sales of residential mortgage loans (sales proceeds minus carrying value) are recorded in the mortgage banking component of noninterest income.

Commercial loans that management has an active plan to sell are valued on an individual basis at the lower-of-cost-or fair value. Fair value is primarily determined based on quoted prices for similar loans in active markets or agreed upon sales prices. Any reduction in the loan's value, prior to being transferred to the held-for-sale category, is reflected as a charge-off of the recorded investment in the loan resulting in a new cost basis, with a corresponding reduction in the allowance for credit losses (the "Allowance"). Further decreases in the fair value of the loan are recognized in noninterest expense.

Loans and Leases

Loans are reported at the principal amount outstanding, net of unearned income including unamortized deferred loan fees and costs, and cumulative net charge-offs. Interest income is recognized on an accrual basis. Loan origination fees, certain direct costs, and unearned discounts and premiums, if any, are deferred and are generally amortized into interest income as yield adjustments using the interest method over the contractual life of the loan. Loan commitment fees are generally recognized into noninterest income. Other credit-related fees are recognized as fee income, a component of noninterest income, when earned.

The Company's lease financing arrangements primarily consist of equipment and automobile leases. These lease arrangements are classified as sales-type leases despite not receiving a selling profit at lease inception. Sales-type leases are carried at the aggregate of lease payments receivable plus the estimated residual value of leased property, less unearned income. Unearned income on sales-type leases is amortized over the lease term by methods that approximate the interest method. Residual values on leased assets are periodically reviewed for impairment.

Non-Performing Loans and Leases

Generally, all classes of commercial loans and leases are placed on non-accrual status upon becoming contractually past due 90 days as to principal or interest (unless loans and leases are adequately secured by collateral, are in the process of collection, and are reasonably expected to result in repayment), when terms are renegotiated below market levels, or where substantial doubt about full repayment of principal or interest is evident. For residential mortgage and home equity loan classes, loans past due 120 days as to principal or interest may be placed on non-accrual status, and a partial charge-off may be recorded, depending on the collateral value and/or the collectability of the loan. For automobile and other consumer loan classes, the entire outstanding balance of the loan is charged off when the loan becomes 120 days past due as to principal or interest.

When a loan or lease is placed on non-accrual status, the accrued and unpaid interest receivable is reversed and the loan or lease is accounted for on the cash or cost recovery method until qualifying for return to accrual status. All payments received on non-accrual loans and leases are applied against the principal balance of the loan or lease. A loan or lease may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan or lease agreement and when doubt about repayment is resolved.

Generally, for all classes of loans and leases, a charge-off is recorded when it is probable that a loss has been incurred and when it is possible to determine a reasonable estimate of the loss. For all classes of commercial loans and leases, a charge-off is determined on a judgmental basis after due consideration of the debtor's prospects for repayment and the fair value of collateral. For the pooled segment of the Company's commercial and industrial loan class, which consists of small business loans, the entire outstanding balance of the loan remains on accrual status until it is charged off during the month that the loan becomes 120 days past due as to principal or interest. As previously mentioned, for residential mortgage and home equity loan classes, a partial charge-off may be recorded at 120 days past due as to principal or interest depending on the collateral value and/or the collectability of the loan. In the event that a loan or line in the home equity loan class is behind another financial institution's first mortgage, the entire outstanding balance of the loan is charged off when the loan becomes 120 days past due as to principal or interest, unless the combined loan-to-value ratio is 60% or less. As noted above, loans in the automobile and other consumer loan classes are charged off in its entirety upon the loan becoming 120 days past due as to principal or interest.

Loans Modified in a Troubled Debt Restructuring

Loans are considered to have been modified in a troubled debt restructuring when, due to a borrower's financial difficulties, the Company makes certain concessions to the borrower that it would not otherwise consider. Modifications may include interest rate reductions, principal or interest forgiveness, forbearance, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral. Generally, a non-accrual loan that has been modified in a troubled debt restructuring remains on non-accrual status for a period of at least 6 months to demonstrate that the borrower is able to meet the terms of the modified loan. However, performance prior to the modification, or significant events that coincide with the modification, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of loan modification or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains on non-accrual status.

In March 2022, the FASB issued ASU 2022-02, "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures." ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. ASU 2022-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. ASU 2022-02 is not expected to have a material impact on the Company's consolidated financial statements.

Reserve for Credit Losses

The Company's reserve for credit losses is comprised of the Allowance and the Unfunded Reserve.

Allowance for Credit Losses - Loans and Leases (the "Allowance")

The current expected credit loss ("CECL") approach requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures). It replaces the incurred loss approach's threshold that delayed the recognition of a credit loss until it was probable a loss event was incurred.

The estimate of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. The Company then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the historical period used. The Company also considers future economic conditions and portfolio performance as part of a reasonable and supportable forecast period.

Portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company has designated two portfolio segments of loans and leases, commercial and consumer. These portfolio segments are further disaggregated into classes, which represent loans and leases of similar type, risk characteristics, and methods for monitoring and assessing credit risk. The commercial portfolio segment is disaggregated into four classes, commercial and industrial, commercial mortgage, construction, and lease financing. The consumer portfolio segment is also disaggregated into four classes, residential mortgage, home equity, auto, and other (which is comprised of revolving credit, installment, and consumer lease financing arrangements). Each commercial and consumer portfolio class is also segmented based on risk characteristics.

Commercial Portfolio Segment

The historical loss experience for the commercial portfolio segment is primarily determined using a Cohort method. This method pools loans into groups ("cohorts") sharing similar risk characteristics and tracks each cohort's historical net charge-offs to calculate a historical loss rate. The historical loss rates for each cohort are then averaged to calculate an overall historical loss rate which is applied to current loan balances to arrive at the quantitative baseline portion of the Allowance for most of the commercial portfolio segment.

The Company also considers qualitative adjustments to the quantitative baseline. For example, the Company considers the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, concentrations of credit risk (geographic, large borrower, and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized loans.

The Company also incorporates a reasonable and supportable ("R&S") loss forecast period, which is currently one year, to account for the effect of forecasted economic conditions and other factors on the performance of the commercial portfolio, which could differ from historical loss experience. The Company performs a quarterly asset quality review which includes a review of forecasted gross charge-offs and recoveries, nonperforming assets, criticized loans and leases, and risk rating migration. The asset quality review is reviewed by management and the results are used to consider qualitative adjustments to the quantitative baseline. After the one-year R&S loss forecast period, this adjustment assumes an immediate reversion to historical loss rates for the remaining expected life of the loan.

The Company establishes a specific reserve for individually evaluated loans which do not share similar risk characteristics with the loans evaluated using a collective or pooled basis. These individually evaluated loans are removed from the pooling approach discussed above for the quantitative baseline, and include non-accrual loans, troubled debt restructurings ("TDRs"), and other loans as deemed appropriate by management. In addition, the Company individually evaluates "reasonably expected" TDRs, which are identified by the Company as a commercial loan expected to be classified as a TDR within the next six months. Management judgment is utilized to make this determination.

Consumer Portfolio Segment

The historical loss experience for the consumer portfolio segment is primarily determined using a Vintage method. This method measures historical loss behavior in the form of a historical loss rate for homogenous loan pools that originate in the same period, known as a vintage. The historical loss rates are then applied to origination loan balances by vintage to determine the quantitative baseline portion of the Allowance for most of the consumer portfolio segment. The homogenous loan pools are segmented according to similar risk characteristics (e.g., residential mortgage, home equity) and may be sub-segmented further (e.g., geography, lien position) depending on the product.

The Company also considers qualitative adjustments to the quantitative baseline. For example, the Company considers the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. The environmental factors considered for the consumer portfolio are similar to the aforementioned factors considered for the commercial portfolio.

The Company also incorporates a one-year R&S loss forecast period to account for forecasted economic conditions and other factors on the performance of the consumer portfolio which could differ from historical loss experience. The Company performs a quarterly asset quality review designed to estimate gross charge-offs and recoveries for the forecast period. Management evaluates additional factors that may not be reflected in the net charge-off forecast to determine whether a qualitative adjustment is warranted.

The Company has chosen an immediate reversion back to average historical loss rates following the one-year R&S loss forecast period. The reversion method does not reflect uncertainties beyond the R&S loss forecast period, for which the Company has addressed through other qualitative adjustments.

The Company establishes a specific reserve for individually evaluated loans that do not share similar risk characteristics with the loans evaluated using a collective or pooled basis. These individually evaluated loans include "reasonably expected" TDRs, identified by the Company as a consumer loan for which a borrower's application of loan modification due to hardship has been approved by the Company.

See Note 4 *Loans and Leases and the Allowance for Credit Losses* for more information.

Allowance for Credit Losses - Held-to-Maturity ("HTM") Debt Securities

The Company's HTM debt securities are also required to utilize the CECL approach to estimate expected credit losses. Substantially all of the Company's HTM debt securities are issued by U.S. government agencies or U.S. government-sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as "risk free," and have a long history of zero credit loss. Therefore, the Company did not record an allowance for credit losses for these securities.

Allowance for Credit Losses - Available-for-Sale ("AFS") Debt Securities

The impairment model for available-for-sale ("AFS") debt securities differs from the CECL approach utilized by HTM debt securities because AFS debt securities are measured at fair value rather than amortized cost. Although ASU No. 2016-13 replaced the legacy other-than-temporary impairment ("OTTI") model with a credit loss model, it retained the fundamental nature of the legacy OTTI model. One notable change from the legacy OTTI model is when evaluating whether credit loss exists, an entity may no longer consider the length of time fair value has been less than amortized cost. For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either criteria is met, the security's amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit losses. Losses are charged against the allowance when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met. As of December 31, 2022, the Company determined that the unrealized loss positions in AFS securities were not the result of credit losses, and therefore, an allowance for credit losses was not recorded. See Note 3 *Investment Securities* for more information.

Collateral-Dependent Loans

A financial asset is considered collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. For all classes of loans and leases deemed collateral-dependent, the Company elected the practical expedient to estimate expected credit losses based on the collateral's fair value less cost to sell. In most cases, the Company records a partial charge-off to reduce the loan's carrying value to the collateral's fair value less cost to sell. Substantially all of the collateral consists of various types of real estate including residential properties; commercial properties such as retail centers, office buildings, and lodging; agriculture land; and vacant land.

Reserve for Unfunded Commitments

The Unfunded Reserve represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. However, a liability is not recognized for commitments unconditionally cancellable by the Company. The Unfunded Reserve is recognized as a liability (other liabilities in the consolidated statements of condition) and the offsetting adjustment to the reserve was recognized in provision for credit losses in the consolidated statements of income. The Unfunded Reserve is determined by estimating future draws and applying the expected loss rates on those draws. Future draws are based on historical averages of utilization rates (i.e., the likelihood of draws taken). To estimate future draws on unfunded balances, current utilization rates are compared to historical utilization rates. If current utilization rates are below historical utilization rates, the rate difference is applied to the committed balance to estimate the future draw. Loss rates are estimated by utilizing the same loss rates calculated for the Allowance general reserves. For the commercial portfolio, the historical loss rates were calculated utilizing the Cohort methodology, while the consumer portfolio utilized the Vintage methodology.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and funds sold. All amounts are readily convertible to cash and have maturities of less than 90 days.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Capital leases are included in premises and equipment at the capitalized amount less accumulated amortization.

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives generally range up to 30 years for buildings and up to 10 years for equipment. Capitalized leased assets and leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term. Repairs and maintenance are charged to expense as incurred, while improvements which extend the estimated useful life of the asset are capitalized and depreciated over the estimated remaining life of the asset.

Premises and equipment are periodically evaluated for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of premises and equipment are less than its carrying amount. In that event, the Company records a loss for the difference between the carrying amount and the fair value of the asset based on quoted market prices, if applicable, or a discounted cash flow analysis.

Foreclosed Real Estate

Foreclosed real estate consists of properties acquired through foreclosure proceedings or acceptance of a deed-in-lieu of foreclosure. These properties are recorded at fair value less estimated costs to sell the property. If the recorded investment in the loan exceeds the property's fair value at the time of acquisition, a charge-off is recorded against the Allowance. If the fair value of the property at the time of acquisition exceeds the carrying amount of the loan, the excess is recorded either as a recovery to the Allowance if a charge-off had previously been recorded, or as a gain on initial transfer in other noninterest income. Subsequent decreases in the property's fair value and operating expenses of the property are recognized through charges to other noninterest expense. The fair value of the property acquired is based on third party appraisals, broker price opinions, recent sales activity, or a combination thereof, subject to management judgment.

Mortgage Servicing Rights

Mortgage servicing rights are recognized as assets when mortgage loans are sold and the rights to service those loans are retained. Mortgage servicing rights are initially recorded at fair value by using a discounted cash flow model to calculate the present value of estimated future net servicing income.

The Company's mortgage servicing rights accounted for under the fair value method are carried on the statements of condition at fair value with changes in fair value recorded in mortgage banking income in the period in which the change occurs. Changes in the fair value of mortgage servicing rights are primarily due to changes in valuation inputs, assumptions, and the collection and realization of expected cash flows.

The Company's mortgage servicing rights accounted for under the amortization method are initially recorded at fair value. However, these mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income. An impairment analysis is prepared on a quarterly basis by estimating the fair value of the mortgage servicing rights and comparing that value to the carrying amount. A valuation allowance is established when the carrying amount of these mortgage servicing rights exceeds fair value.

Goodwill

Goodwill is initially recorded as the excess of the purchase price over the fair value of the net assets acquired in a business combination and is subsequently evaluated at least annually for impairment. Goodwill impairment testing is performed at the reporting unit level, equivalent to a business segment or one level below. The Company has goodwill assigned to the following reporting unit: Consumer Banking.

The Company performs its annual evaluation of goodwill impairment in the fourth quarter of each year and on an interim basis if events or changes in circumstances indicate that there may be impairment. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The qualitative factors considered include, but are not limited to, macroeconomic and State of Hawaii economic conditions, industry and market conditions and trends, the Company's financial performance, market capitalization, stock price, and any Company-specific events relevant to the assessment. If the assessment of qualitative factors indicates that it is not more likely than not that an impairment exists, no further testing is performed; otherwise an impairment test is performed. Subsequent reversals of goodwill impairment are prohibited. For the year ended December 31, 2022, the Company's goodwill impairment evaluation, based on its qualitative assessment, indicated there was no impairment.

Non-Marketable Equity Securities

The Company is required to own Federal Home Loan Bank ("FHLB") of Des Moines and Federal Reserve Bank ("FRB") stock as a condition of membership. These non-marketable equity securities are accounted for at cost which equals par or redemption value. These securities do not have a readily determinable fair value as their ownership is restricted and there is no market for these securities. These securities can only be redeemed or sold at their par value and only to the respective issuing government sponsored institution or to another member institution. The Company records these non-marketable equity securities as a component of other assets, which are periodically evaluated for impairment. Management considers these non-marketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than by recognizing temporary declines in value.

Bank-Owned Life Insurance

The Company purchases life insurance policies on the lives of certain officers and employees and is the owner and beneficiary of the policies. The Company invests in these Bank-Owned Life Insurance ("BOLI") policies to provide an efficient form of funding for long-term retirement and other employee benefits costs. The Company records these BOLI policies in the consolidated statements of condition at cash surrender value, with changes recorded in noninterest income in the consolidated statements of income.

Securities Sold Under Agreements to Repurchase

The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Company to repurchase the assets. As a result, securities sold under agreements to repurchase are accounted for as collateralized financing arrangements (i.e., secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Company's consolidated statements of condition, while the securities underlying the securities sold under agreements to repurchase remain in the respective asset accounts.

Pension and Postretirement Benefit Plans

The Company incurs certain employment-related expenses associated with its two frozen pension plans and a postretirement benefit plan (the "Plans"). In order to measure the expense associated with the Plans, various assumptions are made including the discount rate, expected return on plan assets, anticipated mortality rates, and expected future healthcare costs. The assumptions are based on historical experience as well as current facts and circumstances. The Company uses a December 31 measurement date for its Plans. As of the measurement date, plan assets are determined based on fair value, generally representing observable market prices. The projected benefit obligation is primarily determined based on the present value of projected benefit distributions at an assumed discount rate.

Net periodic pension benefit costs include interest costs based on an assumed discount rate, the expected return on plan assets based on actuarially derived market-related values, and the amortization of net actuarial gains or losses. Net periodic postretirement benefit costs include service costs, interest costs based on an assumed discount rate, and the amortization of prior service credits and net actuarial gains or losses. The service cost portion of net periodic pension and postretirement benefit costs is recognized in salaries and benefits and interest cost, expected return on plan assets and amortization of net actuarial gains or losses are recognized in other noninterest expense in the consolidated statements of income. Differences between expected and actual results in each year are included in the net actuarial gain or loss amount, which is recognized in other comprehensive income. The net actuarial gain or loss in excess of a 10% corridor is amortized in net periodic benefit cost over the average remaining expected lives of the pension plan participants and over the average remaining future service years of the postretirement benefit plan participants. The prior service credit is amortized over the average remaining service period to full eligibility for participating employees expected to receive benefits.

The Company recognizes in its consolidated statements of condition an asset for a plan's overfunded status or a liability for a plan's underfunded status. The Company also measures the Plans' assets and obligations that determine its funded status as of the end of the year and recognizes those changes in other comprehensive income, net of tax.

Income Taxes

The Parent files a consolidated federal income tax return with the Bank and its subsidiaries. Calculation of the Company's provision for income taxes requires the interpretation of income tax laws and regulations and the use of estimates and judgments in its determination. The Company is subject to examination by governmental authorities that may give rise to income tax issues due to differing interpretations. Changes to the liability for income taxes also occur due to changes in income tax rates, implementation of new business strategies, resolution of issues with taxing authorities, and newly enacted statutory, judicial, and regulatory guidance.

Deferred income taxes are provided to reflect the tax effect of temporary differences between financial statement carrying amounts and the corresponding tax basis of assets and liabilities. Deferred income taxes are calculated by applying enacted statutory tax rates and tax laws to future years in which temporary differences are expected to reverse. The impact on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that the tax rate change is enacted. A deferred tax valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized.

The Company's tax sharing policy provides for the settlement of income taxes between each relevant subsidiary as if the subsidiary had filed a separate return. Payments are made to the Parent by subsidiaries with tax liabilities and subsidiaries that generate tax benefits receive payments for those benefits as used.

The Company maintains reserves for certain tax positions that arise in the normal course of business. As of December 31, 2022, these positions were evaluated based on an assessment of probabilities as to the likelihood of whether a liability had been incurred. Such assessments are reviewed as events occur and adjustments to the reserves are made as appropriate. In evaluating a tax position for recognition, the Company evaluates whether it is more likely than not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more likely than not recognition threshold, the tax position is measured and recognized in the Company's Consolidated Financial Statements as the largest amount of tax benefit that, in management's judgment, is greater than 50% likely of being realized upon ultimate settlement.

Treasury Stock

Shares of the Parent's common stock that are repurchased are recorded in treasury stock at cost. On the date of subsequent re-issuance, the treasury stock account is reduced by the cost of such stock on a first-in, first-out basis.

Earnings Per Common Share

Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, assuming conversion of all potentially dilutive common stock equivalents.

Derivative Financial Instruments

In the ordinary course of business, the Company enters into derivative financial instruments as an end-user in connection with its risk management activities and to accommodate the needs of its customers. The Company has elected not to qualify for hedge accounting methods addressed under current provisions of GAAP. Derivative financial instruments are stated at fair value on the consolidated statements of condition with changes in fair value reported in current period earnings.

Share-Based Compensation

The Company may grant share-based compensation to employees and non-employee directors in the form of restricted stock and restricted stock units. The fair value of restricted stock is determined based on the closing price of the Parent's common stock on the date of grant. The Company recognizes compensation expense related to restricted stock on a straight-line basis over the vesting period for service-based awards, plus additional recognition of costs associated with accelerated vesting based on the projected attainment of Company performance measures. Restricted stock units ("RSUs") are payable solely in cash which are accounted for as other liabilities in the consolidated statements of condition. The fair value of RSUs is initially valued based on the closing price of the Parent's common stock on the date of grant and is amortized in the statement of income over the vesting period. The RSUs are subsequently remeasured in the same manner described above at the end of each reporting period until settlement.

Advertising Costs

Advertising costs are expensed the first time that advertising takes place. Advertising costs were $10.0 million, $9.6 million, and $8.3 million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively.

International Operations

The Bank has operations that are conducted in certain Pacific Islands that are denominated in U.S. dollars. These operations are classified as domestic.

Fair Value Measurements

Fair value measurements apply whenever GAAP requires or permits assets or liabilities to be measured at fair value either on a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions that management believes market participants would use when pricing an asset or liability. Fair value measurement and disclosure guidance established a three-level fair value hierarchy that prioritizes the use of inputs used in valuation methodologies. Management maximizes the use of observable inputs and minimizes the use of unobservable inputs when determining fair value measurements. Management reviews and updates the fair value hierarchy classifications of the Company's assets and liabilities on a quarterly basis. The three-level fair value hierarchy is as follows:

Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. A contractually binding sales price also provides reliable evidence of fair value.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that utilize model-based techniques for which all significant assumptions are observable in the market.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement; inputs to the valuation methodology that utilize model-based techniques for which significant assumptions are not observable in the market; or inputs to the valuation methodology that requires significant management judgment or estimation, some of which may be internally developed.

In some instances, an instrument may fall into multiple levels of the fair value hierarchy. In such instances, the instrument's level within the fair value hierarchy is based on the lowest of the three levels (with Level 3 being the lowest) that is significant to the fair value measurement. Our assessment of the significance of an input requires judgment and considers factors specific to the instrument.

See Note 14 *Employee Benefits* and Note 21 *Fair Value of Assets and Liabilities* for the required fair value measurement disclosures.

Note 2. Cash and Cash Equivalents and Restrictions on Cash

The Company is required to maintain cash on hand or on deposit with the FRB based on the amount of certain customer deposits, mainly checking accounts. The FRB lowered the reserve requirement ratios on transaction accounts to zero percent effective March 26, 2020, therefore, there were no required reserve balances as of December 31, 2022 and December 31, 2021.

The following table provides a reconciliation of cash and cash equivalents reported within the consolidated statements of condition that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

(dollars in thousands)	December 31, 2022	December 31, 2021
Interest-Bearing Deposits in Other Banks	$ 3,724	$ 2,571
Funds Sold	81,364	361,536
Cash and Due From Banks	316,679	196,327
Total Cash and Cash Equivalents	$ 401,767	$ 560,434

Note 3. Investment Securities

The amortized cost, gross unrealized gains and losses, and fair value of the Company's investment securities as of December 31, 2022, and December 31, 2021, were as follows:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022				
Available-for-Sale:				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 248,335	$ 638	$ (15,067)	$ 233,906
Debt Securities Issued by States and Political Subdivisions	107,689	158	(12,582)	95,265
Debt Securities Issued by U.S. Government-Sponsored Enterprises	48,807	—	(179)	48,628
Debt Securities Issued by Corporations	850,585	809	(56,736)	794,658
Mortgage-Backed Securities:				
Residential - Government Agencies	828,798	245	(96,215)	732,828
Residential - U.S. Government-Sponsored Enterprises	919,980	1	(126,110)	793,871
Commercial - Government Agencies - Sponsored Agencies	168,242	—	(22,575)	145,667
Total Mortgage-Backed Securities	1,917,020	246	(244,900)	1,672,366
Total	$ 3,172,436	$ 1,851	$ (329,464)	$ 2,844,823
Held-to-Maturity:				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 131,619	$ —	$ (18,202)	$ 113,417
Debt Securities Issued by States and Political Subdivisions	—	—	—	—
Debt Securities Issued by Corporations	17,014	—	(2,534)	14,480
Mortgage-Backed Securities:				
Residential - Government Agencies	1,848,239	35	(294,047)	1,554,227
Residential - U.S. Government-Sponsored Enterprises	2,968,322	8	(397,055)	2,571,275
Commercial - Government Agencies - Sponsored Agencies	448,945	—	(86,951)	361,994
Total Mortgage-Backed Securities	5,265,506	43	(778,053)	4,487,496
Total	$ 5,414,139	$ 43	$ (798,789)	$ 4,615,393
December 31, 2021				
Available-for-Sale:				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 248,858	$ 1,513	$ (284)	$ 250,087
Debt Securities Issued by States and Political Subdivisions	74,743	1,080	(5)	75,818
Debt Securities Issued by U.S. Government-Sponsored Enterprises	1,758	33	(11)	1,780
Debt Securities Issued by Corporations	384,590	2,339	(3,816)	383,113
Mortgage-Backed Securities:				
Residential - Government Agencies	1,327,990	9,818	(18,766)	1,319,042
Residential - U.S. Government-Sponsored Enterprises	2,127,781	4,792	(42,247)	2,090,326
Commercial - Government Agencies - Sponsored Agencies	155,164	1,885	(1,159)	155,890
Total Mortgage-Backed Securities	3,610,935	16,495	(62,172)	3,565,258
Total	$ 4,320,884	$ 21,460	$ (66,288)	$ 4,276,056
Held-to-Maturity:				
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 131,495	$ 287	$ (643)	$ 131,139
Debt Securities Issued by States and Political Subdivisions	—	—	—	—
Debt Securities Issued by Corporations	20,316	76	(249)	20,143
Mortgage-Backed Securities:				
Residential - Government Agencies	1,774,394	12,139	(30,621)	1,755,912
Residential - U.S. Government-Sponsored Enterprises	2,286,880	15,508	(32,627)	2,269,761
Commercial - Government Agencies - Sponsored Agencies	481,695	324	(12,355)	469,664
Total Mortgage-Backed Securities	4,542,969	27,971	(75,603)	4,495,337
Total	$ 4,694,780	$ 28,334	$ (76,495)	$ 4,646,619

The Company elected to exclude accrued interest receivable ("AIR") from the amortized cost basis of debt securities disclosed throughout this footnote. For available-for-sale ("AFS") debt securities, AIR totaled $11.7 million and $8.4 million as of December 31, 2022, and December 31, 2021, respectively. For held-to-maturity ("HTM") debt securities, AIR totaled $9.2 million and $8.2 million as of December 31, 2022, and December 31, 2021, respectively. AIR is included in the "accrued interest receivable" line item on the Company's consolidated statements of condition.

During the third quarter of 2022, the Company transferred at fair value approximately $1.3 billion in available-for-sale investment securities to the held-to-maturity category. The related unrealized after-tax losses of approximately $176.7 million remained in accumulated other comprehensive income (loss) to be amortized over the estimated remaining life of the securities as an adjustment of yield, and recognized in interest income. No gains or losses were recognized at the time of transfer. Management considered the held-to-maturity classification of these investment securities to be appropriate as the Company has the positive intent and ability to hold these securities to maturity.

The table below presents an analysis of the contractual maturities of the Company's investment securities as of December 31, 2022. Debt securities issued by government agencies (Small Business Administration securities) and mortgage-backed securities are disclosed separately in the table below as these investment securities may prepay prior to their scheduled contractual maturity dates.

(dollars in thousands)		Amortized Cost		Fair Value
Available-for-Sale:				
Due in One Year or Less	$	8,299	$	8,284
Due After One Year Through Five Years		420,864		400,125
Due After Five Years Through Ten Years		728,474		667,094
Due After Ten Years		6,380		4,989
		1,164,017		1,080,492
Debt Securities Issued by Government Agencies		91,399		91,965
Mortgage-Backed Securities:				
Residential - Government Agencies		828,798		732,828
Residential - U.S. Government-Sponsored Enterprises		919,980		793,871
Commercial - Government Agencies or Sponsored Agencies		168,242		145,667
Total Mortgage-Backed Securities		1,917,020		1,672,366
Total	$	3,172,436	$	2,844,823
Held-to-Maturity:				
Due After One Year Through Five Years	$	13,494	$	12,520
Due After Five Years Through Ten Years		124,119		106,682
Due After Ten Years		11,020		8,695
		148,633		127,897
Mortgage-Backed Securities:				
Residential - Government Agencies		1,848,239		1,554,227
Residential - U.S. Government-Sponsored Enterprises		2,968,322		2,571,275
Commercial - Government Agencies or Sponsored Agencies		448,945		361,994
Total Mortgage-Backed Securities		5,265,506		4,487,496
Total	$	5,414,139	$	4,615,393

Investment securities with carrying values of $4.1 billion and $2.9 billion as of December 31, 2022, and December 31, 2021, respectively, were pledged to secure deposits of governmental entities and securities sold under agreements to repurchase.

The table below presents the gains and losses from the sales of investment securities for the years ended December 31, 2022, December 31, 2021, and December 31, 2020

(dollars in thousands)		2022		2021		2020
Gross Gains on Sales of Investment Securities	$	1	$	3,825	$	14,257
Gross Losses on Sales of Investment Securities		(6,112)		(5,122)		(4,325)
Net Gains (Losses) on Sales of Investment Securities	$	(6,111)	$	(1,297)	$	9,932

The losses on sales of investment securities during the years ended December 31, 2022, December 31, 2021, and December 31, 2020, were due to fees paid to the counterparties of the Company's prior Visa Class B share sale transactions, which are expensed as incurred.

The following table summarizes the Company's AFS debt securities in an unrealized loss position for which an allowance for credit losses has not been recorded, aggregated by major security type and length of time in a continuous unrealized loss position:

(dollars in thousands)	Less Than 12 Months Fair Value	Gross Unrealized Losses	12 Months or Longer Fair Value	Gross Unrealized Losses	Total Fair Value	Gross Unrealized Losses
December 31, 2022						
Available-for-Sale:						
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 28,574	$ (1,118)	$ 127,841	$ (13,949)	$ 156,415	$ (15,067)
Debt Securities Issued by States and Political Subdivisions	11,341	(1,240)	49,985	(11,342)	61,326	(12,582)
Debt Securities Issued by U.S. Government-Sponsored Enterprises	47,825	(108)	803	(71)	48,628	(179)
Debt Securities Issued by Corporations	438,225	(7,995)	284,350	(48,741)	722,575	(56,736)
Mortgage-Backed Securities:						
Residential - Government Agencies	386,809	(30,492)	340,824	(65,723)	727,633	(96,215)
Residential - U.S. Government-Sponsored Enterprises	194,684	(22,294)	598,986	(103,816)	793,670	(126,110)
Commercial - Government Agencies or Sponsored Agencies	98,694	(13,247)	46,973	(9,328)	145,667	(22,575)
Total Mortgage-Backed Securities	680,187	(66,033)	986,783	(178,867)	1,666,970	(244,900)
Total	$ 1,206,152	$ (76,494)	$ 1,449,762	$ (252,970)	$ 2,655,914	$ (329,464)
December 31, 2021						
Available-for-Sale:						
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 51,455	$ (195)	$ 9,995	$ (89)	$ 61,450	$ (284)
Debt Securities Issued by States and Political Subdivisions	643	(5)	—	—	643	(5)
Debt Securities Issued by U.S. Government-Sponsored Enterprises	814	(10)	49	(1)	863	(11)
Debt Securities Issued by Corporations	249,629	(2,846)	64,029	(970)	313,658	(3,816)
Mortgage-Backed Securities:						
Residential - Government Agencies	810,157	(17,131)	41,471	(1,635)	851,628	(18,766)
Residential - U.S. Government-Sponsored Enterprises	1,670,500	(35,711)	180,205	(6,536)	1,850,705	(42,247)
Commercial - Government Agencies or Sponsored Agencies	25,664	(223)	21,810	(936)	47,474	(1,159)
Total Mortgage-Backed Securities	2,506,321	(53,065)	243,486	(9,107)	2,749,807	(62,172)
Total	$ 2,808,862	$ (56,121)	$ 317,559	$ (10,167)	$ 3,126,421	$ (66,288)

The Company does not believe that the AFS debt securities that were in an unrealized loss position as of December 31, 2022, which were comprised of 402 individual securities, represent a credit loss impairment. The gross unrealized loss positions were primarily related to mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as "risk free," and have a long history of zero credit loss. Total gross unrealized losses were primarily attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. The Company does not intend to sell the investment securities that were in an unrealized loss position and it is not more likely than not that the Company will be required to sell the investment securities before recovery of their amortized cost basis, which may be at maturity.

Substantially all of the Company's HTM debt securities are issued by U.S. government agencies or U.S. government-sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as "risk free," and have a long history of zero credit loss. Therefore, the Company did not record an allowance for credit losses for these securities as of December 31, 2022.

Interest income from taxable and non-taxable investment securities for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, were as follows:

(dollars in thousands)	Year Ended December 31, 2022	2021	2020
Taxable	$ 151,953	$ 125,529	$ 125,291
Non-Taxable	92	976	2,058
Total Interest Income from Investment Securities	$ 152,045	$ 126,505	$ 127,349

As of December 31, 2022, and December 31, 2021, the carrying values of the Company's Federal Home Loan Bank of Des Moines ("FHLB Des Moines") stock and Federal Reserve Bank stock were as follows:

		December 31,		
(dollars in thousands)		2022		2021
Federal Home Loan Bank of Des Moines Stock	$	26,000	$	10,000
Federal Reserve Bank Stock		27,065		26,624
Total	$	53,065	$	36,624

These securities can only be redeemed or sold at their par value and only to the respective issuing government-supported institution or to another member institution. The Company records these non-marketable equity securities as a component of other assets and periodically evaluates these securities for impairment. Management considers these non-marketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than recognizing temporary declines in value.

Note 4. Loans and Leases and the Allowance for Credit Losses

Loans and Leases

The Company's loan and lease portfolio was comprised of the following as of December 31, 2022 and December 31, 2021:

		December 31,		
(dollars in thousands)		2022		2021
Commercial				
Commercial and Industrial	$	1,389,066	$	1,361,921
Paycheck Protection Program		19,579		126,779
Commercial Mortgage		3,725,542		3,152,130
Construction		260,825		220,254
Lease Financing		69,491		105,108
Total Commercial		5,464,503		4,966,192
Consumer				
Residential Mortgage		4,653,072		4,309,602
Home Equity		2,225,950		1,836,588
Automobile		870,396		736,565
Other [1]		432,499		410,129
Total Consumer		8,181,917		7,292,884
Total Loans and Leases	$	13,646,420	$	12,259,076

[1] Comprised of other revolving credit, installment, and lease financing.

The majority of the Company's lending activity is with customers located in the State of Hawaii. A substantial portion of the Company's real estate loans are secured by real estate in Hawaii.

Net gains related to sales of residential mortgage loans, recorded as a component of mortgage banking income, were $0.2 million, $7.1 million, and $15.4 million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively. Net gains on sales of commercial loans were not material for the years ended December 31, 2022, December 31, 2021, and December 31, 2020.

The Company elected to exclude accrued interest receivable from the amortized cost basis of loans disclosed throughout this footnote. As of December 31, 2022, and December 31, 2021, accrued interest receivable for loans totaled $40.1 million and $28.7 million, respectively, and is included in the "accrued interest receivable" line item on the Company's consolidated statements of condition.

Allowance for Credit Losses (the "Allowance")

The following presents by portfolio segment, the activity in the Allowance for the years ended December 31, 2022, December 31, 2021, and December 31, 2020.

(dollars in thousands)		Commercial		Consumer		Total
For the Year Ended December 31, 2022						
Allowance for Credit Losses:						
Balance at Beginning of Period	$	64,950	$	92,871	$	157,821
Loans and Leases Charged-Off		(925)		(12,417)		(13,342)
Recoveries on Loans and Leases Previously Charged-Off		552		7,671		8,223
Net Loans and Leases Recovered (Charged-Off)		(373)		(4,746)		(5,119)
Provision for Credit Losses		(677)		(7,586)		(8,263)
Balance at End of Period	$	63,900	$	80,539	$	144,439
For the Year Ended December 31, 2021						
Allowance for Credit Losses:						
Balance at Beginning of Period	$	84,847	$	131,405	$	216,252
Loans and Leases Charged-Off		(1,117)		(16,202)		(17,319)
Recoveries on Loans and Leases Previously Charged-Off		506		10,848		11,354
Net Loans and Leases Recovered (Charged-Off)		(611)		(5,354)		(5,965)
Provision for Credit Losses		(19,286)		(33,180)		(52,466)
Balance at End of Period	$	64,950	$	92,871	$	157,821
For the Year Ended December 31, 2020						
Allowance for Credit Losses:						
Balance at Beginning of Period	$	55,012	$	53,278	$	108,290
Loans and Leases Charged-Off		(1,697)		(19,341)		(21,038)
Recoveries on Loans and Leases Previously Charged-Off		2,328		11,572		13,900
Net Loans and Leases Recovered (Charged-Off)		631		(7,769)		(7,138)
Provision for Credit Losses		29,204		85,896		115,100
Balance at End of Period	$	84,847	$	131,405	$	216,252

Credit Quality Indicators

The Company uses several credit quality indicators to manage credit risk in an ongoing manner. The Company uses an internal credit risk rating system that categorizes loans and leases into pass, special mention, or classified categories. Credit risk ratings are applied individually to those classes of loans and leases that have significant or unique credit characteristics that benefit from a case-by-case evaluation. These are typically loans and leases to businesses or individuals in the classes which comprise the commercial portfolio segment. Groups of loans and leases that are underwritten and structured using standardized criteria and characteristics, such as statistical models (e.g., credit scoring or payment performance), are typically risk-rated and monitored collectively. These are typically loans and leases to individuals in the classes which comprise the consumer portfolio segment.

The following are the definitions of the Company's credit quality indicators:

Pass: Loans and leases in all classes within the commercial and consumer portfolio segments that are not adversely rated, are contractually current as to principal and interest, and are otherwise in compliance with the contractual terms of the loan or lease agreement. Residential mortgage loans that are past due 90 days or more as to principal or interest may be considered Pass if the current loan-to-value ratio is 60% or less. Home equity loans that are past due 90 days or more as to principal or interest may be considered Pass if: a) the home equity loan is in first lien position and the current loan-to-value ratio is 60% or less; or b) the first mortgage is with the Company and the current combined loan-to-value ratio is 60% or less.

Special Mention: Loans and leases in all classes within the commercial portfolio segment that have potential weaknesses that deserve management's close attention. If not addressed, these potential weaknesses may result in deterioration of the repayment prospects for the loan or lease. The Special Mention credit quality indicator is not used for the consumer portfolio segment.

Classified: Loans and leases in the classes within the commercial portfolio segment that are inadequately protected by the sound worth and paying capacity of the borrower or of the collateral pledged, if any. Classified loans and leases are also those in the classes within the consumer portfolio segment that are past due 90 days or more as to principal or interest. Residential mortgage and home equity loans may be current as to principal and interest, but may be considered Classified for a period of generally up to six months following a loan modification. Following a period of demonstrated performance in accordance with the modified contractual terms, the loan may be removed from Classified status.

For Pass rated credits in the commercial portfolio, most risk ratings are certified at a minimum annually. For Special Mention or Classified Credits, risk ratings are reviewed for appropriateness on an ongoing basis, monthly, or at a minimum, quarterly. The following presents by credit quality indicator, loan class, and year of origination, the amortized cost basis of the Company's loans and leases as of December 31, 2022.

(dollars in thousands)	Term Loans by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total Loans and Leases
	2022	2021	2020	2019	2018	Prior			
December 31, 2022									
Commercial									
Commercial and Industrial									
Pass	$ 360,748	$ 348,300	$ 224,264	$ 59,127	$ 46,799	$ 71,906	$ 257,349	$ 155	$ 1,368,648
Special Mention	273	-	-	-	96	92	1,357	-	1,818
Classified	7,295	91	1,030	-	1,644	6,267	2,252	21	18,600
Total Commercial and Industrial	$ 368,316	$ 348,391	$ 225,294	$ 59,127	$ 48,539	$ 78,265	$ 260,958	$ 176	$ 1,389,066
Paycheck Protection Program									
Pass	$ -	$ 5,359	$ 14,220	$ -	$ -	$ -	$ -	$ -	$ 19,579
Total Paycheck Protection Program	$ -	$ 5,359	$ 14,220	$ -	$ -	$ -	$ -	$ -	$ 19,579
Commercial Mortgage									
Pass	$ 1,182,831	$ 771,375	$ 691,054	$ 283,553	$ 131,055	$ 494,924	$ 48,771	$ -	$ 3,603,563
Special Mention	29,707	37,657	28,105	-	1,482	5,014	-	-	101,965
Classified	182	1,964	8,545	624	-	8,699	-	-	20,014
Total Commercial Mortgage	$ 1,212,720	$ 810,996	$ 727,704	$ 284,177	$ 132,537	$ 508,637	$ 48,771	$ -	$ 3,725,542
Construction									
Pass	$ 124,507	$ 69,992	$ 37,133	$ 16,838	$ -	$ 297	$ 12,058	$ -	$ 260,825
Total Construction	$ 124,507	$ 69,992	$ 37,133	$ 16,838	$ -	$ 297	$ 12,058	$ -	$ 260,825
Lease Financing									
Pass	$ 16,959	$ 17,823	$ 11,408	$ 9,768	$ 6,379	$ 6,444	$ -	$ -	$ 68,781
Classified	-	-	-	-	710	-	-	-	710
Total Lease Financing	$ 16,959	$ 17,823	$ 11,408	$ 9,768	$ 7,089	$ 6,444	$ -	$ -	$ 69,491
Total Commercial	$ 1,722,502	$ 1,252,561	$ 1,015,759	$ 369,910	$ 188,165	$ 593,643	$ 321,787	$ 176	$ 5,464,503
Consumer									
Residential Mortgage									
Pass	$ 827,909	$ 1,304,831	$ 1,035,285	$ 321,208	$ 138,214	$ 1,023,841	$ -	$ -	$ 4,651,288
Classified	-	-	-	-	552	1,232	-	-	1,784
Total Residential Mortgage	$ 827,909	$ 1,304,831	$ 1,035,285	$ 321,208	$ 138,766	$ 1,025,073	$ -	$ -	$ 4,653,072
Home Equity									
Pass	$ -	$ -	$ -	$ -	$ -	$ 890	$ 2,186,598	$ 36,114	$ 2,223,602
Classified	-	-	-	-	-	25	1,105	1,218	2,348
Total Home Equity	$ -	$ -	$ -	$ -	$ -	$ 915	$ 2,187,703	$ 37,332	$ 2,225,950
Automobile									
Pass	$ 405,440	$ 216,039	$ 100,608	$ 84,052	$ 45,301	$ 18,366	$ -	$ -	$ 869,806
Classified	121	260	23	43	92	51	-	-	590
Total Automobile	$ 405,561	$ 216,299	$ 100,631	$ 84,095	$ 45,393	$ 18,417	$ -	$ -	$ 870,396
Other[1]									
Pass	$ 185,347	$ 124,759	$ 31,343	$ 39,902	$ 16,364	$ 9,853	$ 23,228	$ 1,020	$ 431,816
Classified	117	114	70	148	129	24	59	22	683
Total Other	$ 185,464	$ 124,873	$ 31,413	$ 40,050	$ 16,493	$ 9,877	$ 23,287	$ 1,042	$ 432,499
Total Consumer	$ 1,418,934	$ 1,646,003	$ 1,167,329	$ 445,353	$ 200,652	$ 1,054,282	$ 2,210,990	$ 38,374	$ 8,181,917
Total Loans and Leases	$ 3,141,436	$ 2,898,564	$ 2,183,088	$ 815,263	$ 388,817	$ 1,647,925	$ 2,532,777	$ 38,550	$ 13,646,420

[1] Comprised of other revolving credit, installment, and lease financing.

For the year ended December 31, 2022, $6.2 million in revolving loans were converted to term loans.

The following presents by credit quality indicator, loan class, and year of origination, the amortized cost basis of the Company's loans and leases as of December 31, 2021.

(dollars in thousands)	Term Loans by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total Loans and Leases
	2021	2020	2019	2018	2017	Prior			
December 31, 2021									
Commercial									
Commercial and Industrial									
Pass	$ 455,984	$ 301,646	$ 79,826	$ 68,026	$ 27,246	$ 75,321	$ 256,240	$ 471	$ 1,264,760
Special Mention	1,966	32,667	-	-	-	101	27,031	-	61,765
Classified	10,851	1,919	87	1,990	505	17,481	2,509	54	35,396
Total Commercial and Industrial	$ 468,801	$ 336,232	$ 79,913	$ 70,016	$ 27,751	$ 92,903	$ 285,780	$ 525	$ 1,361,921
PPP									
Pass	$ 86,484	$ 40,295	$ -	$ -	$ -	$ -	$ -	$ -	$ 126,779
Total PPP	$ 86,484	$ 40,295	$ -	$ -	$ -	$ -	$ -	$ -	$ 126,779
Commercial Mortgage									
Pass	$ 958,719	$ 736,155	$ 338,160	$ 261,991	$ 178,436	$ 459,337	$ 53,386	$ -	$ 2,986,184
Special Mention	68,768	39,773	-	30,000	-	6,069	-	-	144,610
Classified	3,740	7,815	640	-	-	9,141	-	-	21,336
Total Commercial Mortgage	$1,031,227	$ 783,743	$ 338,800	$ 291,991	$ 178,436	$ 474,547	$ 53,386	$ -	$ 3,152,130
Construction									
Pass	$ 67,069	$ 94,878	$ 40,051	$ -	$ 596	$ -	$ 17,660	$ -	$ 220,254
Total Construction	$ 67,069	$ 94,878	$ 40,051	$ -	$ 596	$ -	$ 17,660	$ -	$ 220,254
Lease Financing									
Pass	$ 21,637	$ 15,075	$ 15,697	$ 9,902	$ 2,004	$ 39,937	$ -	$ -	$ 104,252
Classified	-	-	-	856	-	-	-	-	856
Total Lease Financing	$ 21,637	$ 15,075	$ 15,697	$ 10,758	$ 2,004	$ 39,937	$ -	$ -	$ 105,108
Total Commercial	$1,675,218	$ 1,270,223	$ 474,461	$ 372,765	$ 208,787	$ 607,387	$ 356,826	$ 525	$ 4,966,192
Consumer									
Residential Mortgage[2]									
Pass	$1,392,337	$ 1,131,330	$ 367,525	$ 177,215	$ 256,825	$ 982,759	$ -	$ -	$ 4,307,991
Classified	-	-	294	-	905	412	-	-	1,611
Total Residential Mortgage	$1,392,337	$ 1,131,330	$ 367,819	$ 177,215	$ 257,730	$ 983,171	$ -	$ -	$ 4,309,602
Home Equity[2]									
Pass	$ -	$ -	$ -	$ -	$ -	$ 2,986	$ 1,795,107	$ 35,427	$ 1,833,520
Classified	-	-	-	-	-	58	2,649	361	3,068
Total Home Equity	$ -	$ -	$ -	$ -	$ -	$ 3,044	$ 1,797,756	$ 35,788	$ 1,836,588
Automobile									
Pass	$ 301,285	$ 152,022	$ 138,887	$ 91,411	$ 33,268	$ 18,963	$ -	$ -	$ 735,836
Classified	165	85	134	137	120	88	-	-	729
Total Automobile	$ 301,450	$ 152,107	$ 139,021	$ 91,548	$ 33,388	$ 19,051	$ -	$ -	$ 736,565
Other[1]									
Pass	$ 172,735	$ 49,769	$ 92,983	$ 44,489	$ 16,218	$ 6,444	$ 25,622	$ 1,444	$ 409,704
Classified	39	90	183	47	27	17	22	-	425
Total Other	$ 172,774	$ 49,859	$ 93,166	$ 44,536	$ 16,245	$ 6,461	$ 25,644	$ 1,444	$ 410,129
Total Consumer	$1,866,561	$ 1,333,296	$ 600,006	$ 313,299	$ 307,363	$ 1,011,727	$ 1,823,400	$ 37,232	$ 7,292,884
Total Loans and Leases	$3,541,779	$ 2,603,519	$ 1,074,467	$ 686,064	$ 516,150	$ 1,619,114	$ 2,180,226	$ 37,757	$12,259,076

[1] Comprised of other revolving credit, installment, and lease financing.
[2] Certain prior period information has been reclassified to conform to current presentations.

For the year ended December 31, 2021, $4.1 million in revolving loans were converted to term loans.

Aging Analysis

Loans and leases are considered to be past due once becoming 30 days delinquent. For the consumer portfolio, this generally represents two missed monthly payments. The following presents by class, an aging analysis of the Company's loan and lease portfolio as of December 31, 2022, and December 31, 2021.

(dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	Past Due 90 Days or More	Non-Accrual	Total Past Due and Non-Accrual	Current	Total Loans and Leases	Non-Accrual Loans and Leases that are Current [2]
As of December 31, 2022								
Commercial								
Commercial and Industrial	$ 252	$ 9	$ —	$ 37	$ 298	$ 1,388,768	$ 1,389,066	$ 37
Paycheck Protection Program	—	—	—	—	—	19,579	19,579	—
Commercial Mortgage	—	—	—	3,309	3,309	3,722,233	3,725,542	3,309
Construction	—	—	—	—	—	260,825	260,825	—
Lease Financing	—	—	—	—	—	69,491	69,491	—
Total Commercial	252	9	—	3,346	3,607	5,460,896	5,464,503	3,346
Consumer								
Residential Mortgage	3,016	721	2,429	4,239	10,405	4,642,667	4,653,072	1,729
Home Equity	1,639	960	1,673	4,022	8,294	2,217,656	2,225,950	664
Automobile	13,293	1,988	589	—	15,870	854,526	870,396	—
Other [1]	2,318	1,302	683	—	4,303	428,196	432,499	—
Total Consumer	20,266	4,971	5,374	8,261	38,872	8,143,045	8,181,917	2,393
Total	$ 20,518	$ 4,980	$ 5,374	$ 11,607	$ 42,479	$13,603,941	$13,646,420	$ 5,739
As of December 31, 2021								
Commercial								
Commercial and Industrial	$ 2,006	$ 14	$ —	$ 243	$ 2,263	$ 1,359,658	$ 1,361,921	$ 151
PPP	—	—	—	—	—	126,779	126,779	—
Commercial Mortgage	—	—	—	8,205	8,205	3,143,925	3,152,130	8,205
Construction	—	—	—	—	—	220,254	220,254	—
Lease Financing	—	—	—	—	—	105,108	105,108	—
Total Commercial	2,006	14	—	8,448	10,468	4,955,724	4,966,192	8,356
Consumer								
Residential Mortgage	2,046	1,263	3,159	3,305	9,773	4,299,829	4,309,602	—
Home Equity	1,791	748	3,456	4,881	10,876	1,825,712	1,836,588	1,544
Automobile	7,804	1,495	729	—	10,028	726,537	736,565	—
Other [1]	2,686	904	426	—	4,016	406,113	410,129	—
Total Consumer	14,327	4,410	7,770	8,186	34,693	7,258,191	7,292,884	1,544
Total	$ 16,333	$ 4,424	$ 7,770	$ 16,634	$ 45,161	$12,213,915	$12,259,076	$ 9,900

[1] Comprised of other revolving credit, installment, and lease financing.
[2] Represents non-accrual loans that are not past due 30 days or more; however, full payment of principal and interest as originally structured is still not expected.

Non-Accrual Loans and Leases

The following presents the non-accrual loans and leases as of December 31, 2022, and December 31, 2021.

| (dollars in thousands) | December 31, 2022 | | | December 31, 2021 |
	Non-accrual loans with a related ACL	Non-accrual loans without a related ACL	Total Non-accrual loans	Total Non-accrual loans
Commercial				
Commercial and Industrial	$ 37	$ —	$ 37	$ 243
Commercial Mortgage	—	3,309	3,309	8,205
Total Commercial	37	3,309	3,346	8,448
Consumer				
Residential Mortgage	4,239	—	4,239	3,305
Home Equity	4,022	—	4,022	4,881
Total Consumer	8,261	—	8,261	8,186
Total	$ 8,298	$ 3,309	$ 11,607	$ 16,634

All payments received while on non-accrual status are applied against the principal balance of the loan or lease. The Company does not recognize interest income while loans or leases are on non-accrual status.

Modifications

A modification of a loan constitutes a troubled debt restructuring ("TDR") when the Company for economic or legal reasons related to a borrower's financial difficulties grants a concession to the borrower that it would not otherwise consider. Loans modified in a TDR were $47.3 million and $70.0 million as of December 31, 2022, and December 31, 2021, respectively. As of December 31, 2022, and December 31, 2021, there were $0.2 million in commitments to lend additional funds on loans modified in a TDR.

Loans modified in a TDR may already be on non-accrual status and partial charge-offs have in some cases already been taken against the outstanding loan balance. As a result, loans modified in a TDR may have the financial effect of reducing the specific Allowance associated with the loan because the potential loss has been recognized. An Allowance for impaired commercial and consumer loans that have been modified in a TDR is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependent. Management exercises significant judgment in developing these estimates.

The following presents by class, information related to loans modified in a TDR during the years ended December 31, 2022, and December 31, 2021.

| Troubled Debt Restructurings (dollars in thousands) | Loans Modified as a TDR for the Year Ended December 31, 2022 | | | Loans Modified as a TDR for the Year Ended December 31, 2021 | | |
	Number of Contracts	Recorded Investment (as of period end) [1]	Increase in Allowance (as of period end)	Number of Contracts	Recorded Investment (as of period end) [1]	Increase in Allowance (as of period end)
Commercial						
Commercial and Industrial	2	$ 210	$ 15	7	$ 251	$ 4
Total Commercial	2	210	15	7	251	4
Consumer						
Residential Mortgage	6	1,441	71	15	5,889	612
Home Equity	3	276	5	11	1,793	85
Automobile	152	2,860	39	341	7,130	95
Other [2]	49	310	12	132	1,160	42
Total Consumer	210	4,887	127	499	15,972	834
Total	212	$ 5,097	$ 142	506	$ 16,223	$ 838

[1] The period end balances reflect all partial paydowns and charge-offs since the modification date. TDRs fully paid off, charged off, or foreclosed upon by period end are not included.
[2] Comprised of other revolving credit and installment financing.

The following presents by class, loans modified in a TDR that defaulted during the year ended December 31, 2022, and December 31, 2021, and within twelve months of their modification date. A TDR is considered to be in default once it becomes 60 days or more past due following a modification.

TDRs that Defaulted During the Period, Within Twelve Months of their Modification Date (dollars in thousands)	Year Ended December 31, 2022		Year Ended December 31, 2021	
	Number of Contracts	Recorded Investment (as of period end) [1]	Number of Contracts	Recorded Investment (as of period end) [1]
Consumer				
Residential Mortgage	1	180	1	521
Home Equity	1	65	4	407
Automobile	12	191	38	644
Other [2]	10	73	29	189
Total	24	$ 509	72	$ 1,761

[1] The period end balances reflect all paydowns and charge-offs since the modification date. TDRs fully paid off, charged off, or foreclosed upon by period end are not included.
[2] Comprised of other revolving credit and installment financing.

Loans modified in a TDR are closely monitored for delinquency as an early indicator of possible future default. If loans modified in a TDR subsequently default, the Company evaluates the loan for possible further impairment. The specific Allowance associated with the loan may be increased, adjustments may be made in the allocation of the Allowance, or partial charge-offs may be taken to further write-down the carrying value of the loan.

Foreclosure Proceedings

Consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure totaled $3.9 million as of December 31, 2022.

Note 5. Mortgage Servicing Rights

The Company's portfolio of residential mortgage loans serviced for third parties was $2.6 billion as of December 31, 2022, and $2.7 billion as of December 31, 2021. Substantially all of these loans were originated by the Company and sold to third parties on a non-recourse basis with servicing rights retained. These retained servicing rights are recorded as a servicing asset and are initially recorded at fair value (see Note 21 *Fair Value of Assets and Liabilities* for more information). Changes to the balance of mortgage servicing rights are recorded in mortgage banking income in the Company's consolidated statements of income.

The Company's mortgage servicing activities include collecting principal, interest, and escrow payments from borrowers; making tax and insurance payments on behalf of borrowers; monitoring delinquencies and executing foreclosure proceedings; and accounting for and remitting principal and interest payments to investors. Servicing income, including late and ancillary fees, was $6.0 million for the year ended December 31, 2022, $6.4 million for the year ended December 31, 2021, and $7.2 million for the year ended December 31, 2020. Servicing income is recorded in mortgage banking income in the Company's consolidated statements of income. The Company's residential mortgage investor loan servicing portfolio is primarily comprised of fixed rate loans concentrated in Hawaii.

For the years ended December 31, 2022, December 31, 2021, and December 31, 2020, the change in the fair value of the Company's mortgage servicing rights accounted for under the fair value measurement method was as follows:

(dollars in thousands)		2022		2021		2020
Balance at Beginning of Year	$	800	$	958	$	1,126
Changes in Fair Value Due to Payoffs		(83)		(158)		(168)
Balance at End of Year	$	717	$	800	$	958

For the years ended December 31, 2022, December 31, 2021, and December 31, 2020, the change in the carrying value of the Company's mortgage servicing rights accounted for under the amortization method was as follows:

(dollars in thousands)		2022		2021		2020
Balance at Beginning of Year	$	21,451	$	18,694	$	23,896
Servicing Rights that Resulted From Asset Transfers		1,217		4,921		3,592
Amortization		(2,595)		(4,227)		(4,902)
Valuation Allowance Recovery (Provision)		1,829		2,063		(3,892)
Balance at End of Year	$	21,902	$	21,451	$	18,694
Valuation Allowance:						
Balance at Beginning of Year	$	(1,829)	$	(3,892)	$	—
Valuation Allowance Recovery (Provision)		1,829		2,063		(3,892)
Balance at End of Year	$	—	$	(1,829)	$	(3,892)
Fair Value:						
Balance at Beginning of Year	$	21,451	$	18,694	$	25,714
Balance at End of Year	$	27,323	$	21,451	$	18,694

The key data and assumptions used in estimating the fair value of the Company's mortgage servicing rights as of December 31, 2022, and December 31, 2021 were as follows:

	December 31,	
	2022	2021
Weighted-Average Constant Prepayment Rate [1]	4.02 %	10.70 %
Weighted-Average Life (in years)	9.64	6.18
Weighted-Average Note Rate	3.60 %	3.62 %
Weighted-Average Discount Rate [2]	9.93 %	7.04 %

[1] Represents annualized loan prepayment rate assumption.

[2] Derived from multiple interest rate scenarios that incorporate a spread to a market yield curve and market volatilities.

A sensitivity analysis of the Company's fair value of mortgage servicing rights to changes in certain key assumptions as of December 31, 2022, and December 31, 2021, is presented in the following table.

		December 31,		
(dollars in thousands)		2022		2021
Constant Prepayment Rate				
Decrease in fair value from 25 basis points ("bps") adverse change	$	(346)	$	(252)
Decrease in fair value from 50 bps adverse change		(686)		(498)
Discount Rate				
Decrease in fair value from 25 bps adverse change		(316)		(223)
Decrease in fair value from 50 bps adverse change		(626)		(441)

This analysis generally cannot be extrapolated because the relationship of a change in one key assumption to the change in the fair value of the Company's mortgage servicing rights usually is not linear. Also, the effect of changing one key assumption without changing other assumptions is not realistic.

Note 6. Premises and Equipment

The components of the Company's premises and equipment as of December 31, 2022, and December 31, 2021, were as follows:

(dollars in thousands)		Cost		Accumulated Depreciation and Amortization		Net Book Value
December 31, 2022						
Premises	$	380,978	$	(233,744)	$	147,234
Equipment		141,923		(84,540)		57,383
Finance Leases		6,593		(4,433)		2,160
Total	$	529,494	$	(322,717)	$	206,777
December 31, 2021						
Premises	$	366,205	$	(226,515)	$	139,690
Equipment		145,120		(87,649)		57,471
Finance Leases		6,593		(4,361)		2,232
Total	$	517,918	$	(318,525)	$	199,393

Depreciation and amortization (including finance lease amortization) included in noninterest expense was $21.4 million, $21.1 million, and $20.2 million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively.

There was no impairment of the Company's premises and equipment for the years ended December 31, 2022 and December 31, 2021. The Company recorded a $1.6 million impairment of the Company's premises and equipment for the year ended December 31, 2020, related to the decision to permanently close twelve branches and reduce the number of cash-only ATMs.

Note 7. Other Assets

The components of the Company's other assets as of December 31, 2022, and December 31, 2021, were as follows:

(dollars in thousands)		December 31, 2022		2021
Federal Home Loan Bank of Des Moines and Federal Reserve Bank Stock	$	53,065	$	36,624
Derivative Financial Instruments		47,717		42,011
Low-Income Housing and Other Equity Investments		175,283		136,647
Deferred Compensation Plan Assets		47,755		56,411
Prepaid Expenses		18,651		17,670
Accounts Receivable		12,168		13,323
Deferred Tax Assets		177,713		42,277
Other		41,636		39,764
Total Other Assets	$	573,988	$	384,727

Note 8. Deposits

Time Deposits

As of December 31, 2022, and December 31, 2021, the Company's total time deposits were $1.7 billion and $1.0 billion, respectively. As of December 31, 2022, the contractual maturities of these time deposits were as follows:

(dollars in thousands)		Amount
2023	$	1,420,852
2024		128,304
2025		32,907
2026		102,929
2027		12,972
Thereafter		7,773
Total	$	1,705,737

The amount of time deposits with balances of $100,000 or more was $1.5 billion as of December 31, 2022, and $0.8 billion as of December 31, 2021. As of December 31, 2022, the contractual maturities of these time deposits were as follows:

(dollars in thousands)		Amount
Three Months or Less	$	764,339
Over Three Months through Six Months		202,862
Over Six Months through Twelve Months		348,755
Over Twelve Months		209,003
Total	$	1,524,959

Public Deposits

As of December 31, 2022, and December 31, 2021, deposits of governmental entities of $1.6 billion and $1.2 billion, respectively, required collateralization by acceptable investment securities of the Company.

Note 9. Securities Sold Under Agreements to Repurchase

Details of the Company's securities sold under agreements to repurchase as of December 31, 2022, and December 31, 2021 were as follows:

(dollars in thousands)	December 31, 2022			December 31, 2021		
	Amounts Outstanding	Weighted-Average Interest Rate	Weighted-Avg Maturity (in years)	Amounts Outstanding	Weighted-Average Interest Rate	Weighted-Avg Maturity (in years)
Securities Sold Under Agreements to Repurchase						
Private Institutions	$ 725,000	2.97	3.7	450,000	2.46	3.0
Government Entities	$ 490	1.55%	1.9	$ 490	1.55%	2.9
Total	**$ 725,490**	**2.96%**	**3.7**	**$ 450,490**	**2.46%**	**3.0**

As of December 31, 2022, all of our repurchase agreements were at fixed interest rates. Remaining terms ranged from 2024 to 2029.

The following table presents the remaining contractual maturities of the Company's repurchase agreements as of December 31, 2022, and December 31, 2021, disaggregated by the class of collateral pledged.

(dollars in thousands)	Remaining Contractual Maturity of Repurchase Agreements				
	Up to 90 days	91-365 days	1-3 Years	After 3 Years	Total
December 31, 2022					
Class of Collateral Pledged:					
Debt Securities Issued by States and Political Subdivisions	$ —	$ —	$ —	$ 490	$ 490
Mortgage-Backed Securities:					
Residential - Government Agencies	—	—	28,673	—	28,673
Residential - U.S. Government-Sponsored Enterprises	—	—	396,327	300,000	696,327
Total	$ —	$ —	$ 425,000	$ 300,490	$ 725,490
December 31, 2021					
Class of Collateral Pledged:					
Debt Securities Issued by States and Political Subdivisions	$ —	$ —	$ —	$ 490	$ 490
Mortgage-Backed Securities:					
Residential - Government Agencies	—	—	38,685	13,407	52,092
Residential - U.S. Government-Sponsored Enterprises	—	—	236,315	161,593	397,908
Total	$ —	$ —	$ 275,000	$ 175,490	$ 450,490

Note 10. Other Debt

The Company's other debt as of December 31, 2022, and December 31, 2021, were as follows:

(dollars in thousands)	December 31,	
	2022	2021
Federal Home Loan Bank of Des Moines Advances	$ 400,000	$ —
Finance Lease Obligations	10,294	10,391
Total	**$ 410,294**	**$ 10,391**

As a member of the FHLB, the Bank may borrow funds from the FHLB in amounts up to 45% of the Bank's total assets, provided the Bank is able to pledge an adequate amount of qualified assets to secure the borrowings. As of December 31, 2022, FHLB advances totaled $400.0 million with a weighted-average interest rate of 4.16% and maturity dates during 2027. As of December 31, 2022, the Company had an undrawn line of credit with the FHLB of $2.8 billion. See Note 4 *Loans and Leases and the Allowance for Credit Losses* for loans pledged to the FHLB as of December 31, 2022, and December 31, 2021.

Finance lease obligations relate to office space at the Company's headquarters. The lease began in 1993 and has a 60 year term.

As of December 31, 2022, the Company had an undrawn line of credit with the FRB of $603.4 million. See Note 4 *Loans and Leases and the Allowance for Credit Losses* for loans pledged to the FRB as of December 31, 2022, and December 31, 2021.

Note 11. Shareholders' Equity

Regulatory Capital

The table below sets forth the minimum required capital amounts and ratios for well capitalized institutions and the actual capital amounts and ratios for the Company and the Bank as of December 31, 2022, and December 31, 2021:

(dollars in thousands)	Well Capitalized Minimum Ratio	Company	Bank
As of December 31, 2022			
Common Shareholders' Equity		$ 1,141,507	$ 1,279,736
Common Equity Tier 1 Capital		1,554,741	1,704,570
Tier 1 Capital		1,730,228	1,704,570
Total Capital		1,875,430	1,849,772
Common Equity Tier 1 Capital Ratio	6.5%	10.92%	11.98%
Tier 1 Capital Ratio	8.0%	12.15%	11.98%
Total Capital Ratio	10.0%	13.17%	13.00%
Tier 1 Leverage Ratio	5.0%	7.37%	7.27%
As of December 31, 2021			
Common Shareholders' Equity		$ 1,436,124	$ 1,586,473
Common Equity Tier 1 Capital		1,483,455	1,645,405
Tier 1 Capital		1,658,942	1,645,405
Total Capital		1,811,943	1,798,190
Common Equity Tier 1 Capital Ratio	6.5%	12.12%	13.47%
Tier 1 Capital Ratio	8.0%	13.56%	13.47%
Total Capital Ratio	10.0%	14.81%	14.72%
Tier 1 Leverage Ratio	5.0%	7.32%	7.26%

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulators about the components of regulatory capital, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Common Equity Tier 1, Tier 1 and Total Capital. Common Equity Tier 1 Capital is common shareholders' equity, reduced by certain intangible assets, postretirement benefit liability adjustments, and unrealized gains and losses on investment securities. Tier 1 Capital consists of Common Equity Tier 1 Capital and additional tier 1 capital instruments meeting specified requirements. Total Capital is Tier 1 Capital plus an allowable amount of the reserve for credit losses. Risk-weighted assets are calculated by taking assets and credit equivalent amounts of off-balance-sheet items and assigning them to one of several broad risk categories. Four capital ratios are used to measure capital adequacy: Common Equity Tier 1 Capital divided by risk-weighted assets, as defined; Tier 1 Capital divided by risk-weighted assets; Total Capital divided by risk-weighted assets; and the Tier 1 Leverage ratio, which is Tier 1 Capital divided by quarterly adjusted average total assets.

In addition to the minimum risk-based capital requirements, all banks must hold additional capital, referred to as the capital conservation buffer (which is in the form of common equity) under the U.S. Basel III capital framework, to avoid being subject to limits on capital distributions and certain discretionary bonus payments to officers. The capital conservation buffer is a minimum of 2.5% of additional capital in addition to the minimum risk-based capital ratios.

As of December 31, 2022, the Company and the Bank were well capitalized as defined in the regulatory framework for prompt corrective action. The capital conservation buffer requirements do not currently result in any limitations on distributions or discretionary bonuses for the Company or the Bank. There were no conditions or events since December 31, 2022, that management believes have changed the Company or the Bank's capital classifications.

The Company elected to apply the modified transition provision related to the impact of the CECL accounting standard on regulatory capital, as provided by the U.S. banking agencies' March 2020 interim final rule that was finalized on September 30, 2020. Under the modified CECL transition provision, the regulatory capital impact of the Day 1 adjustment to the allowance for credit losses (after-tax), upon the January 1, 2020, CECL adoption date, was deferred, and was phased-in to regulatory capital at 25% per year commencing January 1, 2022. For the ongoing impact of CECL, the Company is allowed to defer the regulatory capital impact of the allowance for credit losses in an amount equal to 25% of the change in the allowance for credit losses (pre-tax) recognized through earnings for each period between January 1, 2020, and December 31, 2021. The cumulative adjustment to the allowance for credit losses between January 1, 2020, and December 31, 2021, was also phased-in to regulatory capital at 25% per year commencing January 1, 2022.

Dividends

Dividends paid by the Parent are substantially funded from dividends received from the Bank. The Bank is subject to federal and state regulatory restrictions that limit cash dividends and loans to the Parent. These restrictions generally require advance approval from the Bank's regulator for payment of dividends in excess of the sum of net income for the current calendar year and the retained net income of the prior two calendar years.

Common Stock Repurchase Program

The Parent has a common stock repurchase program in which shares repurchased are held in treasury stock for reissuance in connection with share-based compensation plans and for general corporate purposes. For the year ended December 31, 2022, the Parent repurchased 627,629 shares of common stock under its share repurchase program at an average cost per share of $79.41 and total cost of $49.8 million. From the beginning of the stock repurchase program in July 2001 through December 31, 2022, the Parent repurchased a total of 58.0 million shares of common stock at an average cost of $41.17 per share and total cost of $2.4 billion. The actual amount and timing of future share repurchases, if any, will depend on market conditions, applicable SEC rules and various other factors.

Preferred Stock Issuance

On June 15, 2021, the Company issued and sold 7,200,000 depositary shares (the "depositary shares"), each representing a 1/40th ownership interest in a share of 4.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the "Series A Preferred Stock"). The Series A Preferred Stock has a liquidation preference of $1,000 per share. Net proceeds, after underwriting discounts and expenses, totaled $175.5 million. Dividends on the Series A Preferred Stock are not cumulative and will be paid when declared by the Parent's Board of Directors to the extent that the Company have legally available funds to pay dividends. If declared, dividends will accrue and be payable quarterly, in arrears, on the liquidation preference amount, on a non-cumulative basis, at a rate of 4.375% per annum. Holders of the Series A Preferred Stock will not have voting rights, except with respect to certain changes in the terms of the preferred stock, certain dividend non-payments and as otherwise required by applicable law. The Company may redeem the Series A Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after August 1, 2026 or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event, in either case at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends.

Accumulated Other Comprehensive Income

The following table presents the components of other comprehensive income (loss), net of tax:

(dollars in thousands)	Before Tax		Tax Effect		Net of Tax	
Year Ended December 31, 2022						
Net Unrealized Gains (Losses) on Investment Securities:						
Net Unrealized Gains (Losses) Arising During the Period	$	(523,221)	$	(138,678)	$	(384,543)
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) that (Increase) Decrease Net Income:						
Amortization of Unrealized Holding (Gains) Losses on Held-to-Maturity Securities [1]		10,680		2,831		7,849
Net Unrealized Gains (Losses) on Investment Securities		(512,541)		(135,847)		(376,694)
Defined Benefit Plans:						
Net Actuarial Gains (Losses) Arising During the Period		9,525		2,525		7,000
Amortization of Net Actuarial Losses (Gains)		2,175		576		1,599
Amortization of Prior Service Credit		(246)		(65)		(181)
Defined Benefit Plans, Net		11,454		3,036		8,418
Other Comprehensive Income (Loss)	$	(501,087)	$	(132,811)	$	(368,276)
Year Ended December 31, 2021						
Net Unrealized Gains (Losses) on Investment Securities:						
Net Unrealized Gains (Losses) Arising During the Period	$	(111,084)	$	(29,440)	$	(81,644)
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) that (Increase) Decrease Net Income:						
(Gain) Loss on Sale		(3,798)		(1,007)		(2,791)
Amortization of Unrealized Holding (Gains) Losses on Held-to-Maturity Securities [1]		648		171		477
Net Unrealized Gains (Losses) on Investment Securities		(114,234)		(30,276)		(83,958)
Defined Benefit Plans:						
Net Actuarial Gains (Losses) Arising During the Period		10,842		2,874		7,968
Amortization of Net Actuarial Losses (Gains)		2,676		709		1,967
Amortization of Prior Service Credit		(246)		(65)		(181)
Defined Benefit Plans, Net		13,272		3,518		9,754
Other Comprehensive Income (Loss)	$	(100,962)	$	(26,758)	$	(74,204)
Year Ended December 31, 2020						
Net Unrealized Gains (Losses) on Investment Securities:						
Net Unrealized Gains (Losses) Arising During the Period	$	58,763	$	15,600	$	43,163
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) that (Increase) Decrease Net Income:						
(Gain) Loss on Sale		(77)		(50)		(27)
Amortization of Unrealized Holding (Gains) Losses on Held-to-Maturity Securities [1]		397		105		292
Net Unrealized Gains (Losses) on Investment Securities		59,083		15,655		43,428
Defined Benefit Plans:						
Net Actuarial Gains (Losses) Arising During the Period		(8,187)		(2,170)		(6,017)
Amortization of Net Actuarial Losses (Gains)		2,318		614		1,704
Amortization of Prior Service Credit		(246)		(65)		(181)
Defined Benefit Plans, Net		(6,115)		(1,621)		(4,494)
Other Comprehensive Income (Loss)	$	52,968	$	14,034	$	38,934

[1] The amount relates to the amortization/accretion of unrealized gains and losses related to the Company's reclassification of available-for-sale investment securities to the held-to-maturity category. The unrealized net gains/losses will be amortized/accreted over the remaining life of the investment securities as an adjustment of yield.

The following table presents the changes in each component of accumulated other comprehensive income (loss), net of tax:

(dollars in thousands)	Investment Securities-Available-For-Sale		Investment Securities-Held-To-Maturities		Defined Benefit Plans		Accumulated Other Comprehensive Income (Loss)
Year Ended December 31, 2022							
Balance at Beginning of Period	$	(32,940)	$	54	$	(33,496)	$	(66,382)
Other Comprehensive Income (Loss) Before Reclassifications		(384,543)		—		7,000		(377,543)
Unrealized Net Losses Related to the Transfer of Securities from Available-for-Sale to Held-to-Maturity		176,700		(176,700)		—		—
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)		—		7,849		1,418		9,267
Total Other Comprehensive Income (Loss)		(207,843)		(168,851)		8,418		(368,276)
Balance at End of Period	$	(240,783)	$	(168,797)	$	(25,078)	$	(434,658)
Year Ended December 31, 2021							
Balance at Beginning of Period	$	51,495	$	(423)	$	(43,250)	$	7,822
Other Comprehensive Income (Loss) Before Reclassifications		(81,644)		—		7,968		(73,676)
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)		(2,791)		477		1,786		(528)
Total Other Comprehensive Income (Loss)		(84,435)		477		9,754		(74,204)
Balance at End of Period	$	(32,940)	$	54	$	(33,496)	$	(66,382)
Year Ended December 31, 2020							
Balance at Beginning of Period	$	8,359	$	(715)	$	(38,756)	$	(31,112)
Other Comprehensive Income (Loss) Before Reclassifications		43,163		—		(6,017)		37,146
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)		(27)		292		1,523		1,788
Total Other Comprehensive Income (Loss)		43,136		292		(4,494)		38,934
Balance at End of Period	$	51,495	$	(423)	$	(43,250)	$	7,822

The following table presents the amounts reclassified out of each component of accumulated other comprehensive income (loss):

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified from Accumulated Other Comprehensive Income (Loss)[1]						Affected Line Item in the Statement Where Net Income Is Presented
(dollars in thousands)	Year Ended December 31,						
		2022		2021		2020	
Amortization of Unrealized Holding Gains (Losses) on Investment Securities Held-to-Maturity	$	(10,680)	$	(648)	$	(397)	Interest Income
		2,831		171		105	Provision for Income Tax
		(7,849)		(477)		(292)	Net of Tax
Sales of Investment Securities Available-for-Sale		—		3,798		77	Investment Securities Gains (Losses), Net
		—		(1,007)		(50)	Provision for Income Tax
		—		2,791		27	Net of Tax
Amortization of Defined Benefit Plans Items							
Prior Service Credit [2]		246		246		246	
Net Actuarial Losses [2]		(2,175)		(2,676)		(2,318)	
		(1,929)		(2,430)		(2,072)	Total Before Tax
		511		644		549	Provision for Income Tax
		(1,418)		(1,786)		(1,523)	Net of Tax
Total Reclassifications for the Period	$	(9,267)	$	528	$	(1,788)	Net of Tax

[1] Amounts in parentheses indicate reductions to net income.

[2] These accumulated other comprehensive income (loss) components are included in the computation of net periodic benefit cost and are included in Other Noninterest Expense on the consolidated statements of income (see Note 14 *Pension Plans and Postretirement Benefit Plan* for additional details).

Note 12. Earnings Per Common Share

Earnings per common share is computed using the two-class method. The following is a reconciliation of the weighted average number of common shares used in the calculation of basic and diluted earnings per share and antidilutive stock options and restricted stock outstanding for the years ended December 31, 2022, December 31, 2021, and December 31, 2020:

(dollars in thousands, except shares and per share amounts)	2022	2021	2020
Numerator:			
Net Income Available to Common Shareholders	$ 217,927	$ 250,397	$ 153,804
Denominator:			
Weighted Average Common Shares Outstanding - Basic	39,601,089	39,837,798	39,726,210
Dilutive Effect of Equity Based Awards	186,913	215,866	165,897
Weighted Average Common Shares Outstanding - Diluted	39,788,002	40,053,664	39,892,107
Earnings Per Common Share:			
Basic	$ 5.50	$ 6.29	$ 3.87
Diluted	$ 5.48	$ 6.25	$ 3.86
Antidilutive Stock Options and Restricted Stock Outstanding	—	41,802	113,410

Note 13. Business Segments

The Company's business segments are defined as Consumer Banking, Commercial Banking, and Treasury and Other. The Company's internal management accounting process measures the performance of these business segments. This process, which is not necessarily comparable with the process used by any other financial institution, uses various techniques to assign balance sheet and income statement amounts to the business segments, including allocations of income, expense, the provision for credit losses, and capital. This process is dynamic and requires certain allocations based on judgment and other subjective factors. Unlike financial accounting, there is no comprehensive authoritative guidance for management accounting that is equivalent to GAAP. Previously reported results have been reclassified to conform to the current reporting structure.

The net interest income of the business segments reflects the results of a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics and reflects the allocation of net interest income related to the Company's overall asset and liability management activities on a proportionate basis. The basis for the allocation of net interest income is a function of the Company's assumptions that are subject to change based on changes in current interest rates and market conditions. Funds transfer pricing also serves to transfer interest rate risk to Treasury. However, the other business segments have some latitude to retain certain interest rate exposures related to customer pricing decisions within guidelines.

The provision for credit losses for the Consumer Banking and Commercial Banking business segments reflects the actual net charge-offs of those business segments. The amount of the consolidated provision for loan and lease losses is based on the methodology that the Company used to estimate our consolidated Allowance. The residual provision for credit losses to arrive at the consolidated provision for credit losses is included in Treasury and Other.

Noninterest income and expense includes allocations from support units to business units. These allocations are based on actual usage where practicably calculated or by management's estimate of such usage.

The provision for income taxes is allocated to business segments using a 26% effective income tax rate. However, the provision for income taxes for our Leasing business unit (included in the Commercial Banking segment) and Auto Leasing portfolio and Pacific Century Life Insurance business unit (both included in the Consumer Banking segment) are assigned their actual effective income tax rates due to the unique relationship that income taxes have with their products. The residual income tax expense or benefit to arrive at the consolidated effective tax rate is included in Treasury and Other.

Consumer Banking

Consumer Banking offers a broad range of financial products and services, including loan, deposit and insurance products; private banking and international client banking services; trust services; investment management; and institutional investment advisory services. Consumer Banking also provides a full service brokerage offering equities, mutual funds, life insurance, and annuity products. Loan and lease products include residential mortgage loans, home equity lines of credit, automobile loans and leases, personal lines of credit, installment loans, small business loans and leases, and credit cards. Deposit products include checking, savings, and time deposit accounts. Private banking and personal trust groups assist individuals and families in building and preserving their wealth by providing investment, credit, and trust services to high-net-worth individuals. The investment management group manages portfolios utilizing a variety of investment products. Also within Consumer Banking, institutional client services offer investment advice to corporations, government entities, and foundations. Products and services from Consumer Banking are delivered to customers through 51 branch locations and 320 ATMs throughout Hawaii and the Pacific Islands, e-Bankoh (online banking service), a customer service center, and a mobile banking service.

Commercial Banking

Commercial Banking offers products including corporate banking, commercial real estate loans, commercial lease financing, auto dealer financing, and deposit products. Commercial lending and deposit products are offered to middle-market and large companies in Hawaii and the Pacific Islands. In addition, Commercial Banking offers deposit products to government entities in Hawaii. Commercial real estate mortgages focus on customers that include investors, developers, and builders predominantly domiciled in Hawaii. Commercial Banking also includes international banking and provides merchant services to its customers.

Treasury and Other

Treasury consists of corporate asset and liability management activities, including interest rate risk management and a foreign currency exchange business. This segment's assets and liabilities (and related interest income and expense) consist of interest-bearing deposits, investment securities, federal funds sold and purchased, and short and long-term borrowings. The primary sources of noninterest income are from bank-owned life insurance, net gains from the sale of investment securities, and foreign exchange income related to customer-driven currency requests from merchants and island visitors. The net residual effect of the transfer pricing of assets and liabilities is included in Treasury, along with the elimination of intercompany transactions.

Other organizational units (Technology, Operations, Marketing, Human Resources, Finance, Credit and Risk Management, and Corporate and Regulatory Administration) provide a wide-range of support to the Company's other income earning segments. Expenses incurred by these support units are charged to the business segments through an internal cost allocation process.

Selected business segment financial information as of and for the years ended December 31, 2022, December 31, 2021, and December 31, 2020 were as follows:

(dollars in thousands)	Consumer Banking		Commercial Banking		Treasury and Other		Consolidated Total	
Year Ended December 31, 2022 [1]								
Net Interest Income	$	327,940	$	209,272	$	3,346	$	540,558
Provision for Credit Losses		5,324		(205)		(12,919)		(7,800)
Net Interest Income After Provision for Credit Losses		322,616		209,477		16,265		548,358
Noninterest Income		126,336		25,937		5,268		157,541
Noninterest Expense		(330,561)		(70,601)		(14,103)		(415,265)
Income Before Income Taxes		118,391		164,813		7,430		290,634
Provision for Income Taxes		(29,974)		(40,659)		5,803		(64,830)
Net Income	$	88,417	$	124,154	$	13,233	$	225,804
Total Assets as of December 31, 2022 [1]	$	8,545,896	$	5,522,916	$	9,538,065	$	23,606,877
Year Ended December 31, 2021 [1]								
Net Interest Income	$	284,597	$	194,409	$	18,284	$	497,290
Provision for Credit Losses		5,764		201		(56,465)		(50,500)
Net Interest Income After Provision for Credit Losses		278,833		194,208		74,749		547,790
Noninterest Income		131,292		30,637		9,424		171,353
Noninterest Expense		(304,177)		(64,470)		(24,942)		(393,589)
Income Before Income Taxes		105,948		160,375		59,231		325,554
Provision for Income Taxes		(26,474)		(39,070)		(6,638)		(72,182)
Net Income	$	79,474	$	121,305	$	52,593	$	253,372
Total Assets as of December 31, 2021 [1]	$	7,701,447	$	5,107,001	$	9,976,493	$	22,784,941
Year Ended December 31, 2020 [1]								
Net Interest Income	$	293,451	$	188,626	$	14,245	$	496,322
Provision for Credit Losses		8,087		(948)		110,661		117,800
Net Interest Income (Loss) After Provision for Credit Losses		285,364		189,574		(96,416)		378,522
Noninterest Income		128,399		34,523		21,487		184,409
Noninterest Expense		(289,590)		(63,294)		(20,923)		(373,807)
Income (Loss) Before Income Taxes		124,173		160,803		(95,852)		189,124
Provision for Income Taxes		(31,563)		(40,081)		36,324		(35,320)
Net Income (Loss)	$	92,610	$	120,722	$	(59,528)	$	153,804
Total Assets as of December 31, 2020 [1]	$	7,507,825	$	5,116,807	$	7,979,019	$	20,603,651

[1] Certain prior period information has been reclassified to conform to current presentation.

Note 14. Employee Benefits

The Company has defined contribution plans, defined benefit plans, and a postretirement benefit plan.

Defined Contribution Plans

The Bank of Hawaiʻi Retirement Savings Plan (the "Savings Plan") has three Company contribution components in addition to employee contributions: 1) 401(k) matching, as described below; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution.

Under the 401(k) matching component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants' eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants' eligible compensation. A 3% fixed contribution and a discretionary value-sharing contribution, that is linked to the Company's financial goals, are made regardless of whether the participating employee contributes to the Savings Plan and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company also has a non-qualified savings plan which covers certain employees with compensation exceeding Internal Revenue Service ("IRS") limits on pay amounts in the allocation of the Savings Plan's benefits. Total expense for all components of the Company's defined contribution plans was $13.2 million, $16.0 million, and $14.0 million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively.

Defined Benefit Plans

The Company has two defined benefit plans (the "Pension Plans"). In 1995, the Company froze its non-contributory, qualified defined benefit retirement plan (the "Retirement Plan") and the excess retirement plan (the "Excess Plan"), which covered employees of the Company and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Pension Plans no longer provided for compensation increases in the determination of benefits. The projected benefit obligation is equal to the accumulated benefit obligation due to the frozen status of the Pension Plans.

The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds.

The Excess Plan is a non-qualified excess retirement benefit plan which covers certain employees of the Company and participating subsidiaries with compensation exceeding IRS limits on pay amounts applicable to the Pension Plan's benefit formula. The Excess Plan has no plan assets. The Excess Plan's projected benefit obligation and accumulated benefit obligation were $2.7 million and $3.3 million for December 31, 2022, and December 31, 2021, respectively.

Postretirement Benefit Plan

The Company's postretirement benefit plan provides retirees hired before January 1, 2012, with medical and dental insurance coverage. For eligible participants that retired before 2008 and met certain age requirements, the Company and retiree share in the cost of providing postretirement benefits where both the employer and retiree pay a portion of the insurance premiums. Eligible participants who retired before 2008 who did not meet certain age requirements continued on the Company's benefit plans, but pay for their full insurance premiums. Participants who retired on or after January 1, 2008, who had medical or dental coverage under the Company's plans immediately before retirement and meet certain age and years of service requirements as of December 31, 2008, are also eligible to participate in the Company's benefit plans, but must pay for their full insurance premiums. Retirees age 65 and older are provided with a Medicare supplemental plan subsidy. Most employees of the Company who have met certain eligibility requirements are covered by this plan. Participants who retired on or after January 1, 2008, who met certain age and/or years of service requirements, are eligible for the Health Reimbursement Account ("HRA") program. The HRA program provides retirees with an initial credit based on years of service. Thereafter, an annual credit up to a maximum of $1,200 is provided into the HRA. The retiree may use the HRA for medical, vision, prescription drug and dental premiums, co-payments, and medically necessary health care expenses that are not covered by any medical or dental insurance program or flexible health spending account.

The plan was amended to provide access-only coverage for employees hired on or after January 1, 2012, and lowered eligibility for access from age 55 to age 50. These retirees continue on the medical and dental plan until age 65 paying the full premium. As of December 31, 2022, and December 31, 2021, the Company had no segregated assets to provide for postretirement benefits.

The following table provides a reconciliation of changes in benefit obligation and fair value of plan assets, as well as the funded status recognized in the Company's consolidated statements of condition for the Pension Plans and postretirement benefit plan for the years ended December 31, 2022, and December 31, 2021.

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	2022	2021	2022	2021
Benefit Obligation at Beginning of Year	$ 110,585	$ 117,647	$ 29,270	$ 31,507
Service Cost	—	—	584	678
Interest Cost	3,097	2,924	861	816
Actuarial Losses (Gains)	(22,049)	(2,817)	(7,577)	(2,514)
Employer Benefits Paid [1]	(7,179)	(7,169)	(1,209)	(1,217)
Benefit Obligation at End of Year	$ 84,454	$ 110,585	$ 21,929	$ 29,270
Fair Value of Plan Assets at Beginning of Year	$ 101,294	$ 97,890	$ —	$ —
Actual Return on Plan Assets	(15,261)	10,103	—	—
Employer Contributions	470	470	1,209	1,217
Employer Benefits Paid [1]	(7,179)	(7,169)	(1,209)	(1,217)
Fair Value of Plan Assets at End of Year	$ 79,324	$ 101,294	$ —	$ —
Funded Status at End of Year [2]	$ (5,130)	$ (9,291)	$ (21,929)	$ (29,270)

[1] Participants' contributions relative to the postretirement benefit plan were offset against employer benefits paid in the table above. Participants' contributions for postretirement benefits were $0.8 million for the years ended December 31, 2022, and December 31, 2021.

[2] Amounts are recognized in Retirement Benefits Payable in the consolidated statements of condition.

The changes in actuarial losses (gains) related to the Company's Pension and postretirement benefit Plans are mainly due to changes in discount rates for the years ended December 31, 2022, and December 31, 2021. For the year ended December 31, 2022, the change in discount rate resulted in a $21.9 million decrease to the Company's Pension Plans liability and a $7.5 million decrease to the Company's postretirement benefit plan liability. For the year ended December 31, 2021, the change in discount rate resulted in a $4.3 million decrease to the Company's Pension Plans liability and a $1.3 million decrease to the Company's postretirement benefit plan liability.

The following presents the amounts recognized in the Company's accumulated other comprehensive income for the Pension Plans and postretirement benefit plan as of December 31, 2022, and December 31, 2021.

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	2022	2021	2022	2021
Amounts Recognized in Accumulated Other Comprehensive Income (Loss), Net of Tax				
Net Actuarial Gains (Losses)	$ (31,984)	$ (35,014)	$ 5,803	$ 235
Net Prior Service Credit	—	—	1,103	1,283
Total Amounts Recognized in Accumulated Other Comprehensive Income (Loss), Net of Tax	$ (31,984)	$ (35,014)	$ 6,906	$ 1,518

90

Components of net periodic benefit cost for the Company's Pension Plans and the postretirement benefit plan are presented in the following table for the years ended December 31, 2022, December 31, 2021, and December 31, 2020.

| (dollars in thousands) | Pension Benefits | | | Postretirement Benefits | | |
	2022	2021	2020	2022	2021	2020
Service Cost	$ —	$ —	$ —	$ 584	$ 678	$ 578
Interest Cost	3,097	2,924	3,627	861	816	945
Expected Return on Plan Assets	(4,840)	(4,592)	(5,028)	—	—	—
Amortization of:						
Prior Service Credit [1]	—	—	—	(246)	(246)	(246)
Net Actuarial Losses (Gains) [1]	2,175	2,676	2,318	—	—	—
Net Periodic Benefit Cost	$ 432	$ 1,008	$ 917	$ 1,199	$ 1,248	$ 1,277

[1] Represents reclassification adjustments from accumulated other comprehensive income during the period.

Assumptions used to determine the benefit obligations as of December 31, 2022, and December 31, 2021, for the Company's Pension Plans and postretirement benefit plan were as follows:

| | Pension Benefits | | Postretirement Benefits | |
	2022	2021	2022	2021
Weighted Average Assumptions as of December 31:				
Discount Rate	5.51%	2.89%	5.58%	3.00%
Health Care Cost Trend Rate Assumed For Next Year	—	—	6.20%	5.70%

The health care cost trend rate is assumed to decrease annually, until reaching the ultimate trend rate of 4.0% in 2047.

Assumptions used to determine the net periodic benefit cost for the Company's Pension Plans and postretirement benefit plan for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, were as follows:

| | Pension Benefits | | | Postretirement Benefits | | |
	2022	2021	2020	2022	2021	2020
Weighted Average Assumptions as of December 31:						
Discount Rate	2.89%	2.55%	3.36%	3.00%	2.66%	3.42%
Expected Long-Term Rate of Return on Plan Assets	5.25%	5.25%	5.75%	—	—	—
Health Care Cost Trend Rate	—	—	—	5.70%	5.50%	5.70%

A combination of factors is used by management in determining the expected long-term rate of return on plan assets. Historical return experience for major asset categories are evaluated and current market factors, such as inflation and interest rates, are considered in determining the expected long-term rate of return assumption.

The Company expects to contribute $0.4 million to the Pension Plans and $1.4 million to the postretirement benefit plan for the year ending December 31, 2023.

As of December 31, 2022, expected benefits to be paid in each of the next five years and in the aggregate for the five years thereafter were as follows:

(dollars in thousands)	Pension Benefits	Postretirement Benefits
2023	$ 7,471	$ 1,377
2024	7,426	1,402
2025	7,393	1,467
2026	7,316	1,521
2027	7,201	1,585
Years 2028-2032	33,630	8,573

Retirement Plan Assets

The Company's overall investment strategy is to maintain the purchasing power of the current assets and all future contributions by producing positive rates of return on plan assets; achieve capital growth towards the attainment of full funding of the Retirement Plan's termination liability; maximize returns within reasonable and prudent levels of risk; and control costs of administering the plan and managing the investments. The long-term investment objective is to achieve an overall annualized total return, gross of fees, in line with the blended benchmark index comprised of 36% MSCI USA IMI Index, 24% MSCI ACWI ex-US IMI Index, and 40% Barclays Aggregate Bond Index.

Subject to liquidity requirements, the asset allocation targets are 60% for equity securities, 40% for fixed income securities with a 10% to 20% range permitted from the strategic targets, and zero to 20% for cash. Within the equity securities portfolio, the range for domestic securities is from 50% to 100% and the range for international securities is from 0% to 50%. All assets selected for the Retirement Plan must have a readily ascertainable market value and must be readily marketable.

Due to market fluctuations or cash flows, the allocation for each asset class may be breached by as much as 5% on a temporary basis. However, asset allocations are expected to conform to target ranges within 90 days of such an occurrence.

The fair values of the Retirement Plan assets as of December 31, 2022, and December 31, 2021, by asset category were as follows:

	Fair Value Measurements				
Asset Category (dollars in thousands)	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**	**Total as of Dec. 31, 2022**	**Total as of Dec. 31, 2021**
Cash	$ 589	$ —	$ —	$ 589	$ 618
Equity Securities – Mutual Funds:					
Large-Cap	4,979	—	—	4,979	511
Mixed-Cap	23,632	—	—	23,632	33,108
International	18,283	—	—	18,283	29,022
Emerging Market	757	—	—	757	1,786
Fixed Income Securities – Mutual Funds	31,084	—	—	31,084	36,249
Total	$ 79,324	$ —	$ —	$ 79,324	$ 101,294

Quoted prices for these investments were available in active markets, and therefore were classified as Level 1 measurements in the fair value hierarchy.

Note 15. Share-Based Compensation

The Company has share-based compensation plans which allow grants of stock options, restricted stock, stock appreciation rights, and restricted stock units to its employees and non-employee directors. The Company's employee stock option plans are shareholder approved and administered by the Human Resources and Compensation Committee of the Board of Directors. Stock options provide grantees the option to purchase shares of the Parent's common stock at a specified exercise price and, generally, expire 10 years from the date of grant. Stock option grants include incentive and non-qualified stock options whose vesting may be subject to one or more criteria, including employment or achievement of Company performance measures. Stock option exercise prices were equal to the quoted market price of the Parent's common stock on the date of grant. Restricted stock provides grantees with rights to shares of common stock upon completion of one or more criteria, including service period, performance or other conditions as established by the Compensation Committee, such as vesting tied to the Company's financial performance relative to the peer group or achievement of an absolute financial performance target. During the restriction period, all shares are considered outstanding and dividends are paid on the restricted stock. Generally, restricted stock vests over periods ranging from one year to five years from the date of grant. Restricted stock and dividends may be forfeited if an employee terminates prior to vesting.

As of December 31, 2022, total shares authorized under the plans were 2.1 million shares, of which 1.1 million shares were available for future grants.

The Company recognizes compensation expense, measured as the fair value of the share-based award on the date of grant, on a straight-line basis over the requisite service period. Share-based compensation is recorded in the statements of income as a component of salaries and benefits for employees and as a component of other noninterest expense for non-employee directors, with a corresponding increase to capital surplus in shareholders' equity. For the years ended December 31, 2022, December 31, 2021, and December 31, 2020, compensation expense and the related income tax benefit recognized for stock options and restricted stock were as follows:

(dollars in thousands)	2022	2021	2020
Compensation Expense	$ 16,066	$ 13,267	$ 7,578
Income Tax Benefit	4,262	3,520	2,009

Restricted Stock

As of December 31, 2022, unrecognized compensation expense related to unvested restricted stock was $23.2 million. The unrecognized compensation expense is expected to be recognized over a weighted average period of 2.08 years.

The following table presents the activity for restricted stock:

	Number of Shares	Weighted Average Grant Date Fair Value	Grant Date Fair Value of Restricted Stock that Vested During the Year (in thousands)
Unvested as of December 31, 2019	309,949	$ 83.75	
Granted	161,168	80.97	
Vested	(99,894)	84.69	$ 8,544
Forfeited	(42,454)	84.36	
Unvested as of December 31, 2020	328,769	$ 82.02	
Granted	292,007	90.23	
Vested	(97,278)	78.55	$ 8,673
Forfeited	(22,962)	86.48	
Unvested as of December 31, 2021	500,536	$ 87.28	
Granted	192,030	85.80	
Vested	(138,823)	83.21	$ 11,640
Forfeited	(13,074)	86.96	
Unvested as of December 31, 2022 [1]	540,669	$ 87.81	

[1] As of December 31, 2022, 107,975 shares were unvested from service-based grants.

Stock Options

There were no stock options granted during the years ended December 31, 2022, December 31, 2021, and December 31, 2020. All previously issued stock options granted were fully vested prior to December 31, 2018. The Company reissues treasury stock to satisfy stock option exercises.

The following table presents the activity related to stock options under all plans for the year ended December 31, 2022:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Stock Options Outstanding as of January 1, 2022	17,301	$ 47.72		
Exercised	(16,468)	47.72		
Expired	(833)	47.72		
Stock Options Outstanding as of December 31, 2022	—	—	—	$ —
Stock Options Vested and Exercisable as of December 31, 2022	—	—	—	—

The following summarizes certain stock option activity of the Company for the years ended December 31, 2022, December 31, 2021, and December 31, 2020:

(dollars in thousands)		2022		2021		2020
Intrinsic Value of Stock Options Exercised	$	679	$	6,755	$	2,261
Cash Received from Stock Options Exercised		786		7,473		2,438
Tax Benefits Realized from Stock Options Exercised		166		1,611		485

Note 16. Income Taxes

Provision for Income Taxes

The components of the Company's provision for income taxes for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, were as follows:

(dollars in thousands)		2022		2021		2020
Current:						
Federal	$	59,855	$	58,652	$	65,840
State		7,688		10,510		12,066
Total Current		67,543		69,162		77,906
Deferred:						
Federal		(3,247)		2,254		(31,783)
State		534		766		(10,803)
Total Deferred		(2,713)		3,020		(42,586)
Provision for Income Taxes	$	64,830	$	72,182	$	35,320

The tax effects of fair value adjustments on AFS investment securities, the amortization of unrealized gains and losses related to investment securities transferred to HTM, and the minimum pension liability adjustment are recorded directly to consolidated shareholders' equity. Excess tax benefits related to stock options are recorded as a reduction of the provision for income taxes. The net tax charge recorded directly to consolidated shareholders' equity was $132.7 million for the year ended December 31, 2022. The net tax benefit and net tax charge recorded directly to consolidated shareholders' equity was $26.8 million and $16.2 million for the years ended December 31, 2021, and December 31, 2020, respectively.

Deferred Tax Liabilities and Assets

As of December 31, 2022, and December 31, 2021, significant components of the Company's deferred tax liabilities and assets were as follows:

(dollars in thousands)		December 31, 2022		2021
Deferred Tax Liabilities:				
Accelerated Depreciation	$	(7,958)	$	(8,131)
Accrued Pension Cost		(11,270)		(11,270)
Federal Home Loan Bank of Des Moines Stock		(6,597)		(2,885)
Lease Transactions		(25,741)		(37,585)
Operating Lease Liabilities		(24,469)		(25,348)
Investment in Variable Interest Entities		(700)		(1,657)
Deferred Loan Fees		(4,798)		(3,845)
Originated Mortgage Servicing Rights		(6,008)		(6,068)
Other		(909)		(915)
Gross Deferred Tax Liabilities		(88,450)		(97,704)
Deferred Tax Assets:				
Allowance for Credit Losses		40,056		43,348
Minimum Pension Liability		9,046		12,082
Accrued Expenses		20,066		22,416
Postretirement Benefit Obligations		7,005		7,170
Capital Lease Expenses		2,156		2,163
Operating Lease Right-of-Use Assets		26,648		27,360
Restricted Stock		5,988		4,442
Net Unrealized Losses on Investments Securities		147,716		11,868
Deductible State and Local Taxes		2,360		3,239
Low Income Housing Investments		5,349		3,007
Other		5,995		6,089
Gross Deferred Tax Assets Before Valuation Allowance		272,385		143,184
Valuation Allowance		(6,222)		(3,203)
Gross Deferred Tax Assets After Valuation Allowance		266,163		139,981
Net Deferred Tax Assets	$	177,713	$	42,277

Both positive and negative evidence were considered by management in determining the need for a valuation allowance. Negative evidence included the uncertainty regarding the generation of capital gains in future years and restrictions on the ability to sell low-income housing investments during periods when carrybacks/carryforwards of capital losses are allowed. Positive evidence included capital gains in the carryback years. After considering all available evidence, management determined that a valuation allowance to offset deferred tax assets related to low-income housing investments that can only be used to offset capital gains was appropriate. Management determined that a valuation allowance was not required for the remaining deferred tax assets because it is more likely than not that these assets will be realized through future reversals of existing taxable temporary differences, and there will be sufficient future taxable income exclusive of reversing temporary differences. As of December 31, 2022, and December 31, 2021, the Company carried a valuation allowance of $6.2 million and $3.2 million, respectively, related to the deferred tax assets established in connection with the low-income housing investments.

Certain events covered by Internal Revenue Code Section 593(e) will trigger a recapture of base year reserves of acquired thrift institutions. The base year reserves of acquired thrift institutions would be recaptured if an entity ceases to qualify as a bank for federal income tax purposes. The base year reserves of thrift institutions also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, shareholders. As of December 31, 2022, retained earnings included $18.2 million of base year reserves for which the deferred federal income tax liability of $4.8 million has not been recognized.

Effective Tax Rate

The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the years ended December 31, 2022, December 31, 2021, and December 31, 2020:

	2022	2021	2020
Statutory Federal Income Tax Rate	21.00%	21.00%	21.00%
Increase (Decrease) in Income Tax Rate Resulting From:			
State Taxes, Net of Federal Income Tax	2.08	2.85	0.81
Low-Income Housing Investments	1.60	0.77	0.82
Investment Tax Credits	(0.28)	(0.35)	(1.24)
Bank-Owned Life Insurance	(0.72)	(0.48)	(0.82)
Tax-Exempt Income	(0.20)	(0.24)	(0.50)
Leveraged Lease	(0.84)	(0.10)	(0.56)
Other	(0.33)	(1.28)	(0.83)
Effective Tax Rate	22.31%	22.17%	18.68%

Unrecognized Tax Benefits

The Company is required to record a liability, referred to as an unrecognized tax benefit ("UTB"), for the entire amount of benefit taken in a prior or future income tax return when the Company determines that a tax position has a less than 50% likelihood of being accepted by the taxing authority. The following presents a reconciliation of the Company's liability for UTBs for the years ended December 31, 2022, December 31, 2021, and December 31, 2020:

(dollars in thousands)		2022		2021		2020
Unrecognized Tax Benefits at Beginning of Year	$	4,015	$	5,403	$	6,120
Gross Increases, Related to Tax Positions Taken in a Prior Period		1		261		374
Gross Decreases, Related to Tax Positions Taken in a Prior Period		(26)		(1,285)		—
Gross Increases, Related to Current Period Tax Positions		226		234		222
Lapse of Statute of Limitations		(520)		(598)		(1,313)
Unrecognized Tax Benefits at End of Year	$	3,696	$	4,015	$	5,403

As of December 31, 2022, and December 31, 2021, $3.7 million and $4.0 million, respectively, in liabilities for UTBs were related to UTBs that if reversed would have an impact on the Company's effective tax rate.

Management believes that it is reasonably possible that the Company's liability for UTBs could further decrease as a result of the expiration of statutes of limitations within the next 12 months. However, management is currently not able to estimate a range of possible change in the amount of the liability for UTBs recorded as of December 31, 2022.

The Company classifies interest and penalties, if any, related to the liability for UTBs as a component of the provision for income taxes. The recorded net tax benefit for interest and penalties was $0.1 million for the year ended December 31, 2022. For the years ended December 31, 2021, and December 31, 2020, the Company recorded a net tax provision of less than $0.1 million for interest and penalties. As of December 31, 2022, and December 31, 2021, the balance of the accrual for possible interest and penalties was $1.3 million and $1.5 million, respectively.

The federal tax returns for 2019 through 2021 remain subject to examination. The Company's State of Hawaii income tax returns for 2015 through 2021 remain subject to examination by the taxing authorities.

Note 17. Derivative Financial Instruments

The notional amount and fair value of the Company's derivative financial instruments as of December 31, 2022, and December 31, 2021, were as follows:

(dollars in thousands)	December 31, 2022		December 31, 2021	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest Rate Lock Commitments	$ 3,860	$ 58	$ 45,857	$ 1,084
Forward Commitments	3,256	6	58,523	(35)
Interest Rate Swap Agreements				
Receive Fixed/Pay Variable Swaps	1,821,433	(160,914)	1,400,322	28,742
Pay Fixed/Receive Variable Swaps	1,821,433	38,785	1,400,322	(5,922)
Foreign Exchange Contracts	52,065	1,745	102,548	(674)
Conversion Rate Swap Agreement	124,752	NA [1]	131,672	NA [1]

[1] The conversation rate swap agreements were valued at zero as further reductions to the conversion rate were deemed neither probable nor reasonably estimable.

The following table presents the Company's derivative financial instruments, their fair values, and their location in the consolidated statements of condition as of December 31, 2022, and December 31, 2021:

Derivative Financial Instruments Not Designated as Hedging Instruments [1] (dollars in thousands)	December 31, 2022		December 31, 2021	
	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Lock Commitments	$ 64	$ 6	$ 1,084	$ —
Forward Commitments	10	4	17	52
Interest Rate Swap Agreements	45,831	167,960	40,733	17,913
Foreign Exchange Contracts	1,812	67	177	851
Total	$ 47,717	$ 168,037	$ 42,011	$ 18,816

[1] Asset derivatives are included in other assets and liability derivatives are included in other liabilities in the consolidated statements of condition.

The following table presents the Company's derivative financial instruments and the amount and location of the net gains or losses recognized in the consolidated statements of income for the years ended December 31, 2022, December 31, 2021, and December 31, 2020:

Derivative Financial Instruments Not Designated as Hedging Instruments (dollars in thousands)	Location of Net Gains (Losses) Recognized in the Statements of Income	Year Ended December 31,		
		2022	2021	2020
Interest Rate Lock Commitments	Mortgage Banking	$ (915)	$ 8,771	$ 22,348
Forward Commitments	Mortgage Banking	2,348	1,580	(4,274)
Interest Rate Swap Agreements [1]	Other Noninterest Income	44	77	(129)
Foreign Exchange Contracts	Other Noninterest Income	1,792	1,462	1,940
Total		$ 3,269	$ 11,890	$ 19,885

[1] The net gains amounts presented in the table above for the years ended December 31, 2021, and 2020, have been updated to properly exclude the fee income generated from the execution of these derivative financial instruments.

Management has received authorization from the Bank's Board of Directors to use derivative financial instruments as an end-user in connection with the Bank's risk management activities and to accommodate the needs of the Bank's customers. As with any financial instrument, derivative financial instruments have inherent risks. Market risk is defined as the risk of adverse financial impact due to fluctuations in interest rates, foreign exchange rates, and equity prices. Market risks associated with derivative financial instruments are balanced with the expected returns to enhance earnings performance and shareholder value, while limiting the volatility of each. The Company uses various processes to monitor its overall market risk exposure, including sensitivity analysis, value-at-risk calculations, and other methodologies.

Derivative financial instruments are also subject to credit and counterparty risk, which is defined as the risk of financial loss if a borrower or counterparty is either unable or unwilling to repay borrowings or settle transactions in accordance with the underlying contractual terms. Credit and counterparty risks associated with derivative financial instruments are similar to those relating to traditional financial instruments. The Company manages derivative credit and counterparty risk by evaluating the creditworthiness of each borrower or counterparty, adhering to the same credit approval process used for commercial lending activities.

As of December 31, 2022, and December 31, 2021, the Company did not designate any derivative financial instruments as formal hedging relationships. The Company's free-standing derivative financial instruments are required to be carried at their fair value on the Company's consolidated statements of condition. These financial instruments have been limited to interest rate lock commitments ("IRLCs"), forward commitments, interest rate swap agreements, foreign exchange contracts, and conversion rate swap agreements.

Interest Rate Lock Commitments/Forward Commitments

The Company enters into IRLCs for residential mortgage loans which commit us to lend funds to a potential borrower at a specific interest rate and within a specified period of time. IRLCs that relate to the origination of mortgage loans that will be held for sale are considered derivative financial instruments under applicable accounting guidance. Outstanding IRLCs expose the Company to the risk that the price of the mortgage loans underlying the commitments may decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan. To mitigate this risk, the Company utilizes forward commitments as economic hedges against the potential decreases in the values of the loans held for sale. IRLCs and forward commitments are free-standing derivatives which are carried at fair value with changes recorded in the mortgage banking component of noninterest income in the Company's consolidated statements of income.

Interest Rate Swap Agreements

The Company enters into swap agreements to facilitate the risk management strategies of a small number of commercial banking customers. The Company mitigates the interest rate risk of entering into these agreements by entering into equal and offsetting interest rate swap agreements with highly rated third party financial institutions. The interest rate swap agreements are free-standing derivatives and are recorded at fair value in the Company's consolidated statements of condition (asset positions are included in other assets and liability positions are included in other liabilities). Fair value changes are recorded in other noninterest income in the Company's consolidated statements of income. The Company is party to master netting arrangements with its financial institution counterparties; however, the Company does not offset assets and liabilities under these arrangements for financial statement presentation purposes. The master netting arrangements provide for a single net settlement of all swap agreements, as well as collateral, in the event of default on, or termination of, any one contract. Collateral, usually in the form of marketable securities, is posted by the party (i.e., the Company or the financial institution counterparty) with net liability positions in accordance with contract thresholds. The fair values of certain counterparty interest rate swaps are zero due to the settlement of centrally-cleared variation margin rules. The Company had a net asset position and a net liability position with its financial institution counterparties totaling $38.8 million and $5.9 million as of December 31, 2022, and December 31, 2021, respectively. See Note 19 to the Consolidated Financial Statements for more information on the interest rate swap agreements.

Foreign Exchange Contracts

The Company utilizes foreign exchange contracts to offset risks related to transactions executed on behalf of customers. The foreign exchange contracts are free-standing derivatives which are carried at fair value with changes included in other noninterest income in the Company's consolidated statements of income.

Conversion Rate Swap Agreements

As certain sales of Visa Class B restricted shares were completed, the Company entered into a conversion rate swap agreement with the buyer that requires payment to the buyer in the event Visa further reduces the conversion rate of Class B into Class A unrestricted common shares. In the event of Visa increasing the conversion rate, the buyer would be required to make payment to the Company. As of December 31, 2022, and December 31, 2021, the conversion rate swap agreements were valued at zero (i.e., no contingent liability recorded) as further reductions to the conversion rate were deemed neither probable nor reasonably estimable by management. See Note 3 *Investment Securities* for more information.

Note 18. Affordable Housing Projects Tax Credit Partnerships

The Company makes equity investments in various limited partnerships or limited liability companies that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit ("LIHTC") pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate the sale of affordable housing product offerings, and to assist in achieving goals associated with the Community Reinvestment Act. The primary activities of these entities include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants. Generally, these types of investments are funded through a combination of debt and equity.

The Company is a limited partner or non-managing member in each LIHTC limited partnership or limited liability company, respectively. Each of these entities is managed by an unrelated third-party general partner or managing member who exercises significant control over the affairs of the entity. The general partner or managing member has all the rights, powers and authority granted or permitted to be granted to a general partner of a limited partnership or managing member of a limited liability company. Duties entrusted to the general partner or managing member include, but are not limited to: investment in operating companies, company expenditures, investment of excess funds, borrowing funds, employment of agents, disposition of fund property, prepayment and refinancing of liabilities, votes and consents, contract authority, disbursement of funds, accounting methods, tax elections, bank accounts, insurance, litigation, cash reserve, and use of working capital reserve funds. Except for limited rights granted to the limited partner(s) or non-managing member(s) relating to the approval of certain transactions, the limited partner(s) and non-managing members may not participate in the operation, management, or control of the entity's business, transact any business in the entity's name or have any power to sign documents for or otherwise bind the entity. In addition, the general partner or managing member may only be removed by the limited partner(s) or managing member(s) in the event of a failure to comply with the terms of the agreement or negligence in performing its duties.

The general partner or managing member of each entity has both the power to direct the activities which most significantly affect the performance of each entity and the obligation to absorb losses or the right to receive benefits that could be significant to the entities. Therefore, the Company has determined that it is not the primary beneficiary of any LIHTC entity. The Company uses the effective yield method to account for its pre-2015 investments in these entities. Beginning January 1, 2015, any new investments that meet the requirements of the proportional amortization method are recognized using the proportional amortization method. The Company's net affordable housing tax credit investments and related unfunded commitments were $174.5 million and $134.7 million as of December 31, 2022, and December 31, 2021, respectively, and are included in other assets in the consolidated statements of condition.

Unfunded Commitments

As of December 31, 2022, the expected payments for unfunded affordable housing commitments were as follows:

(dollars in thousands)		Amount
2023	$	41,142
2024		12,497
2025		24,115
2026		157
2027		58
Thereafter		10,790
Total Unfunded Commitments	$	**88,759**

The following table presents tax credits and other tax benefits recognized and amortization expense related to affordable housing for the years ended December 31, 2022, December 31, 2021, and December 31, 2020.

(dollars in thousands)		2022		2021		2020
Effective Yield Method						
Tax credits and other tax benefits recognized	$	6,116	$	8,604	$	11,752
Amortization Expense in Provision for Income Taxes		5,185		6,700		8,586
Proportional Amortization Method						
Tax credits and other tax benefits recognized	$	15,174	$	10,831	$	6,633
Amortization Expense in Provision for Income Taxes		13,131		9,375		5,729

There were no impairment losses related to LIHTC investments for the years ended December 31, 2022, December 31, 2021, and December 31, 2020.

Note 19. Balance Sheet Offsetting

The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Company to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing arrangements (i.e., secured borrowings) and not as sales and subsequent repurchases of securities. The obligation to repurchase the securities is reflected as a liability in the Company's consolidated statements of condition, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. As a result, there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. In addition, as the Company does not enter into reverse Repurchase Agreements, there is no such offsetting to be done with the repurchase agreements.

The right of setoff for a repurchase agreement resembles a secured borrowing, whereby the collateral pledged by the Company would be used to settle the fair value of the repurchase agreement should the Company be in default (e.g., fail to make an interest payment to the counterparty). For private institution repurchase agreements, if the private institution counterparty were to default (e.g., declare bankruptcy), the Company could cancel the repurchase agreement (i.e., cease payment of principal and interest) and attempt collection on the amount of collateral value in excess of the repurchase agreement fair value. The collateral is held by a third party financial institution in the counterparty's custodial account. The counterparty has the right to sell or repledge the investment securities. For government entity repurchase agreements, the collateral is held by the Company in a segregated custodial account under a tri-party agreement. The Company is required by the counterparty to maintain adequate collateral levels. In the event the collateral fair value falls below stipulated levels, the Company will pledge additional securities. The Company closely monitors collateral levels to ensure adequate levels are maintained, while mitigating the potential risk of over-collateralization in the event of counterparty default.

The following table presents the assets and liabilities subject to an enforceable master netting arrangement, or repurchase agreements, as of December 31, 2022, and December 31, 2021. The swap agreements that the Company have with our commercial banking customers are not subject to an enforceable master netting arrangement, and therefore, are excluded from this table. As previously mentioned, centrally cleared swap agreements between the Company and institutional counterparties are also excluded from this table.

	(i)	(ii)	(iii) = (i)-(ii)	(iv) Gross Amounts Not Offset in the Statements of Condition		(v) = (iii)-(iv)
(dollars in thousands)	Gross Amounts Recognized in the Statements of Condition	Gross Amounts Offset in the Statements of Condition	Net Amounts Presented in the Statements of Condition	Netting Adjustments per Master Netting Arrangements	Fair Value of Collateral Pledged [1]	Net Amount
December 31, 2022						
Assets:						
Interest Rate Swap Agreements:						
Institutional Counterparties	$ 42,339	$ —	$ 42,339	$ 42,339	$ —	$ —
Liabilities:						
Interest Rate Swap Agreements:						
Institutional Counterparties	3,554	—	3,554	3,554	—	—
Repurchase Agreements:						
Private Institutions	725,000	—	725,000	—	725,000	—
Government Entities	490	—	490	—	490	—
Total Repurchase Agreements	$ 725,490	$ —	$ 725,490	$ —	$ 725,490	$ —
December 31, 2021						
Assets:						
Interest Rate Swap Agreements:						
Institutional Counterparties	$ 26	$ —	$ 26	$ 26	$ —	$ —
Liabilities:						
Interest Rate Swap Agreements:						
Institutional Counterparties	5,948	—	5,948	26	5,922	—
Repurchase Agreements:						
Private Institutions	450,000	—	450,000	—	450,000	—
Government Entities	490	—	490	—	490	—
Total Repurchase Agreements	$ 450,490	$ —	$ 450,490	$ —	$ 450,490	$ —

[1] The application of collateral cannot reduce the net amount below zero. Therefore, excess collateral is not reflected in this table. For interest rate swap agreements, the fair value of investment securities pledged was $34.8 million and $58.3 million as of December 31, 2022, and December 31, 2021, respectively. For repurchase agreements with private institutions, the fair value of investment securities pledged was $755.9 million and $523.4 million as of December 31, 2022, and December 31, 2021, respectively. For repurchase agreements with government entities, the fair value of investment securities pledged was $0.8 million and $1.3 million as of December 31, 2022, and December 31, 2021, respectively.

Note 20. Commitments and Contingencies

The Company's credit commitments as of December 31, 2022, were as follows:

(dollars in thousands)		December 31, 2022
Unfunded Commitments to Extend Credit	$	3,592,872
Standby Letters of Credit		129,512
Commercial Letters of Credit		24,030
Total	$	3,746,414

Unfunded Commitments to Extend Credit

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the terms or conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn, the total commitment amount does not necessarily represent future cash requirements.

Standby and Commercial Letters of Credit

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally become payable upon the failure of the customer to perform according to the terms of the underlying contract with the third party, while commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and a third party. The contractual amount of these letters of credit represents the maximum potential future payments guaranteed by the Company. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit, and generally holds cash or deposits as collateral on those standby letters of credit for which collateral is deemed necessary. Assets valued at $100.8 million secured certain specifically identified standby letters of credit as of December 31, 2022. As of December 31, 2022, the standby and commercial letters of credit had remaining terms ranging from 1 to 17 months.

Contingencies

The Company is subject to various pending and threatened legal proceedings arising out of the normal course of business or operations. On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the most recent information available. On a case-by-case basis, reserves are established for those legal claims for which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Based on information currently available, management believes that the eventual outcome of these claims against the Company will not be materially in excess of such amounts reserved by the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters may result in a loss that materially exceeds the reserves established by the Company.

Note 21. Fair Value of Assets and Liabilities

Fair Value Hierarchy

The following is a description of the valuation methodologies and key inputs used to measure assets and liabilities recorded at fair value on a recurring basis. See Note 1 to the Consolidated Financial Statements for more information on our *fair value measurements*.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Investment Securities Available-for-Sale

Level 1 investment securities are comprised of debt securities issued by the U.S. Treasury, as quoted prices were available, unadjusted, for identical securities in active markets. Level 2 investment securities were primarily comprised of debt securities issued by the Small Business Administration, states and municipalities, corporations, as well as mortgage-backed securities issued by government agencies and government-sponsored enterprises. Fair values were estimated primarily by obtaining quoted prices for similar assets in active markets or through the use of pricing models. In cases where there may be limited or less transparent information provided by the Company's third party pricing service, fair value may be estimated by the use of secondary pricing services or through the use of non-binding third party broker quotes.

Loans Held for Sale

The fair value of the Company's residential mortgage loans held for sale was determined based on quoted prices for similar loans in active markets, and therefore, is classified as a Level 2 measurement.

Mortgage Servicing Rights

The Company estimates the fair value of mortgage servicing rights by using a discounted cash flow model to calculate the present value of estimated future net servicing income. The Company stratifies its mortgage servicing portfolio on the basis of loan type. The assumptions used in the discounted cash flow model are those that the Company believes market participants would use in estimating future net servicing income. Significant assumptions in the valuation of mortgage servicing rights include estimated loan repayment rates, the discount rate, servicing costs, and the timing of cash flows, among other factors. Mortgage servicing rights are classified as Level 3 measurements due to the use of significant unobservable inputs, as well as significant management judgment and estimation.

Other Assets

Other assets recorded at fair value on a recurring basis are primarily comprised of investments related to deferred compensation arrangements. Quoted prices for these investments, primarily in mutual funds, are available in active markets. Thus, the Company's investments related to deferred compensation arrangements are classified as Level 1 measurements in the fair value hierarchy.

Derivative Financial Instruments

Derivative financial instruments recorded at fair value on a recurring basis are comprised of interest rate lock commitments ("IRLCs"), forward commitments, interest rate swap agreements, foreign exchange contracts, and Visa Class B to Class A shares conversion rate swap agreements. The fair values of IRLCs are calculated based on the value of the underlying loan held for sale, which in turn is based on quoted prices for similar loans in the secondary market. However, this value is adjusted by a factor which considers the likelihood that the loan in a locked position will ultimately close. This factor, the closing ratio, is derived from the Bank's internal data and is adjusted using significant management judgment. As such, IRLCs are classified as Level 3 measurements. Forward commitments are classified as Level 2 measurements as they are primarily based on quoted prices from the secondary market based on the settlement date of the contracts, interpolated or extrapolated, if necessary, to estimate a fair value as of the end of the reporting period. The fair values of interest rate swap agreements are calculated using a discounted cash flow approach and utilize Level 2 observable inputs such as a market yield curve, effective date, maturity date, notional amount, and stated interest rate. The valuation methodology for interest rate swaps with financial institution counterparties (and the related customer interest rate swaps) is based on the Secured Overnight Financing Rate. In addition, the Company includes in its fair value calculation a credit factor adjustment which is based primarily on management judgment. Thus, interest rate swap agreements are classified as a Level 3 measurement. The fair values of foreign exchange contracts are calculated using the Bank's multi-currency accounting system which utilizes contract specific information such as currency, maturity date, contractual amount, and strike price, along with market data information such as the spot rates of specific currency and yield curves. Foreign exchange contracts are classified as Level 2 measurements because while they are valued using the Bank's multi-currency accounting system, significant management judgment or estimation is not required. The fair value of the Visa Class B restricted shares to Class A unrestricted common shares conversion rate swap agreements represent the amount owed by the Company to the buyer of the Visa Class B shares as a result of a reduction of the conversion ratio subsequent to the sales date. As of December 31, 2022, and December 31, 2021, the conversion rate swap agreements were valued at zero as reductions to the conversion ratio were neither probable nor reasonably estimable by management. See Note 17 *Derivative Financial Instruments* for more information.

The Company is exposed to credit risk if borrowers or counterparties fail to perform. The Company seeks to minimize credit risk through credit approvals, limits, monitoring procedures, and collateral requirements. The Company generally enters into transactions with borrowers of high credit quality and counterparties that carry high quality credit ratings. Credit risk associated with borrowers or counterparties as well as the Company's non-performance risk is factored into the determination of the fair value of derivative financial instruments.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2022, and December 31, 2021:

(dollars in thousands)	Quoted Prices In Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2022				
Assets:				
Investment Securities Available-for-Sale				
Debt Securities Issued by the U.S. Treasury				
and Government Agencies	$ 141,944	$ 91,962	$ —	$ 233,906
Debt Securities Issued by States and Political Subdivisions	—	95,265	—	95,265
Debt Securities Issued by				
U.S. Government-Sponsored Enterprises	—	48,628	—	48,628
Debt Securities Issued by Corporations	—	794,658	—	794,658
Mortgage-Backed Securities:				
Residential - Government Agencies	—	732,828	—	732,828
Residential - U.S. Government-Sponsored Enterprises	—	793,871	—	793,871
Commercial - Government Agencies or Sponsored Agencies	—	145,667	—	145,667
Total Mortgage-Backed Securities	—	1,672,366	—	1,672,366
Total Investment Securities Available-for-Sale	141,944	2,702,879	—	2,844,823
Loans Held for Sale	—	1,035	—	1,035
Mortgage Servicing Rights	—	—	717	717
Other Assets	47,755	—	—	47,755
Derivatives [1]	—	1,822	45,895	47,717
Total Assets Measured at Fair Value on a Recurring Basis as of December 31, 2022	$ 189,699	$ 2,705,736	$ 46,612	$ 2,942,047
Liabilities:				
Derivatives [1]	$ —	$ 70	$ 167,967	$ 168,037
Total Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2022	$ —	$ 70	$ 167,967	$ 168,037
December 31, 2021				
Assets:				
Investment Securities Available-for-Sale				
Debt Securities Issued by the U.S. Treasury				
and Government Agencies	$ 114,845	$ 135,242	$ —	$ 250,087
Debt Securities Issued by States and Political Subdivisions	—	75,818	—	75,818
Debt Securities Issued by				
U.S. Government-Sponsored Enterprises	—	1,780	—	1,780
Debt Securities Issued by Corporations	—	383,113	—	383,113
Mortgage-Backed Securities:				
Residential - Government Agencies	—	1,319,042	—	1,319,042
Residential - U.S. Government-Sponsored Enterprises	—	2,090,326	—	2,090,326
Commercial - Government Agencies or Sponsored Agencies	—	155,890	—	155,890
Total Mortgage-Backed Securities	—	3,565,258	—	3,565,258
Total Investment Securities Available-for-Sale	114,845	4,161,211	—	4,276,056
Loans Held for Sale	—	26,746	—	26,746
Mortgage Servicing Rights	—	—	800	800
Other Assets	56,411	—	—	56,411
Derivatives [1]	—	194	41,817	42,011
Total Assets Measured at Fair Value on a Recurring Basis as of December 31, 2021	$ 171,256	$ 4,188,151	$ 42,617	$ 4,402,024
Liabilities:				
Derivatives [1]	$ —	$ 903	$ 17,913	$ 18,816
Total Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2021	$ —	$ 903	$ 17,913	$ 18,816

[1]   The fair value of each class of derivatives is shown in Note 17 *Derivative Financial Instruments*.

For the years ended December 31, 2022, and December 31, 2021, the changes in Level 3 assets and liabilities measured at fair value on a recurring basis were as follows:

(dollars in thousands)	Mortgage Servicing Rights [1]		Net Derivative Assets and Liabilities [2]	
Year Ended December 31, 2022				
Balance as of January 1, 2022	$	800	$	23,904
Realized and Unrealized Net Gains (Losses):				
Included in Net Income		(83)		(871)
Transfers to Loans Held for Sale		—		(112)
Variation Margin Payments		—		(144,993)
Balance as of December 31, 2022	$	717	$	(122,072)
Total Unrealized Net Gains (Losses) Included in Net Income				
Related to Assets Still Held as of December 31, 2022	$	—	$	(871)
Year Ended December 31, 2021				
Balance as of January 1, 2021	$	958	$	77,880
Realized and Unrealized Net Gains (Losses):				
Included in Net Income [3]		(158)		8,848
Transfers to Loans Held for Sale		—		(12,634)
Variation Margin Payments		—		(50,190)
Balance as of December 31, 2021	$	800	$	23,904
Total Unrealized Net Gains (Losses) Included in Net Income				
Related to Assets Still Held as of December 31, 2021	$	—	$	8,848

[1] Realized and unrealized gains and losses related to mortgage servicing rights are reported as a component of mortgage banking income in the Company's consolidated statements of income.

[2] Realized and unrealized gains and losses related to interest rate lock commitments are reported as a component of mortgage banking income in the Company's consolidated statements of income. Realized and unrealized gains and losses related to interest rate swap agreements are reported as a component of other noninterest income in the Company's consolidated statements of income.

[3] The unrealized net losses included in net income related to assets still held as of December 31, 2021, has been updated to exclude the impact of activities unrelated to the computation of unrealized net losses.

For Level 3 assets and liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2022, and December 31, 2021, the significant unobservable inputs used in the fair value measurements were as follows:

(dollars in thousands)	Valuation Technique	Description	December 31, 2022				December 31, 2021			
			Range		Weighted Average[1]	Fair Value	Range		Weighted Average[1]	Fair Value
Mortgage Servicing Rights	Discounted Cash Flow	Constant Prepayment Rate	2.81% -	10.63%	4.02%	$ 28,040	6.51% -	11.48%	10.70%	$ 22,251
		Discount Rate	8.70% -	10.40%	9.93%		6.49% -	7.08%	7.04%	
Net Derivative Assets and Liabilities:										
Interest Rate Lock Commitments	Pricing Model	Closing Ratio	84.10% -	99.00%	92.86%	$ 58	75.40% -	100.00%	90.47%	$ 1,084
Interest Rate Swap Agreements	Discounted Cash Flow	Credit Factor	0.00% -	0.49%	0.01%	$ (122,129)	0.00% -	0.49%	0.14%	$ 22,820

[1] Unobservable inputs for mortgage servicing rights and interest rate lock commitments were weighted by loan amount. Unobservable inputs for interest rate swap agreements were weighted by fair value.

Significant increases (decreases) in any of these inputs in isolation could result in a significantly lower (higher) fair value measurement. Although the constant prepayment rate and the discount rate are not directly interrelated, they generally move in opposite directions of each other.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company may be required periodically to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets. The following table represents the assets measured at fair value on a nonrecurring basis as of December 31, 2022.

(dollars in thousands)	Fair Value Hierarchy	Net Carrying Amount		Valuation Allowance	
December 31, 2022					
Mortgage Servicing Rights - amortization method	Level 3	$	21,902	$	—
December 31, 2021					
Mortgage Servicing Rights - amortization method	Level 3	$	21,451	$	(1,829)

The write-down of mortgage servicing rights accounted for under the amortization method was primarily due to changes in certain key assumptions used to estimate fair value. As previously mentioned, all of the Company's mortgage servicing rights are classified as Level 3 measurements due to the use of significant unobservable inputs, as well as significant management judgment and estimation.

Fair Value Option

The following table reflects the difference between the aggregate fair value and the aggregate unpaid principal balance of the Company's residential mortgage loans held for sale as of December 31, 2022, and December 31, 2021.

(dollars in thousands)	Aggregate Fair Value		Aggregate Unpaid Principal		Aggregate Fair Value Less Aggregate Unpaid Principal	
December 31, 2022						
Loans Held for Sale	$	1,035	$	1,016	$	19
December 31, 2021						
Loans Held for Sale	$	26,746	$	26,309	$	437

Changes in the estimated fair value of residential mortgage loans held for sale are reported as a component of mortgage banking income in the Company's consolidated statements of income. For the years ended December 31, 2022, and December 31, 2021, the net gains or losses from the change in fair value of the Company's residential mortgage loans held for sale were not material.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company's financial instruments not recorded at fair value on a recurring basis as of December 31, 2022, and December 31, 2021. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For non-marketable equity securities such as Federal Home Loan Bank of Des Moines and Federal Reserve Bank stock, the carrying amount is a reasonable estimate of fair value as these securities can only be redeemed or sold at their par value and only to the respective issuing government-supported institution or to another member institution. For financial liabilities such as noninterest-bearing demand, interest-bearing demand, and savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity.

			Fair Value Measurements		
(dollars in thousands)	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022					
Financial Instruments – Assets					
Investment Securities Held-to-Maturity	$ 5,414,139	$ 4,615,393	$ 113,417	$ 4,501,976	$ —
Loans	13,371,226	12,386,615	—	—	12,386,615
Financial Instruments – Liabilities					
Time Deposits	1,705,737	1,679,777	—	1,679,777	—
Securities Sold Under Agreements to Repurchase	725,490	718,614	—	718,614	—
Other Debt [1]	400,000	402,877	—	402,877	—
December 31, 2021					
Financial Instruments – Assets					
Investment Securities Held-to-Maturity	$ 4,694,780	$ 4,646,619	$ 131,139	$ 4,515,480	$ —
Loans	11,921,869	12,094,631	—	—	12,094,631
Financial Instruments – Liabilities					
Time Deposits	1,000,089	998,134	—	998,134	—
Securities Sold Under Agreements to Repurchase	450,490	469,293	—	469,293	—

[1] Excludes finance lease obligations.

Note 22. Revenue from Contracts with Customers

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2022, December 31, 2021, and December 31, 2020.

	Year Ended December 31,		
(dollars in thousands)	2022	2021	2020
Noninterest Income			
In-scope of Topic 606:			
Trust and Asset Management	$ 43,803	$ 46,068	$ 43,456
Service Charges on Deposit Accounts	12,975	12,181	11,715
Fees, Exchange, and Other Service Charges	43,139	41,962	36,005
Annuity and Insurance	3,710	3,130	3,249
Other	9,034	8,684	8,626
Noninterest Income (in-scope of Topic 606)	112,661	112,025	103,051
Noninterest Income (out-of-scope of Topic 606)	44,880	59,328	81,358
Total Noninterest Income	$ 157,541	$ 171,353	$ 184,409

Note 23. Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. On January 1, 2019, the Company adopted ASU No. 2016-02 *"Leases" (Topic 842)* and all subsequent ASUs that modified Topic 842. For the Company, Topic 842 primarily affected the accounting treatment for operating lease agreements in which the Company is the lessee.

Substantially all of the leases in which the Company is the lessee are comprised of real estate property for branches, ATM locations, and office space with terms extending through 2052. Portions of certain properties are subleased for terms extending through 2033. Substantially all of the Company's leases are classified as operating leases, and therefore, were previously not recognized on the Company's consolidated statements of condition. With the adoption of Topic 842, operating lease agreements are required to be recognized on the consolidated statements of condition as right-of-use ("ROU") assets and corresponding lease liabilities. The Company has one existing finance lease (previously referred to as a capital lease) for a portion of the Company's principal offices with a lease term through 2052. As this lease was previously required to be recorded on the Company's consolidated statements of condition, Topic 842 did not materially impact the accounting for this lease.

The following table represents the consolidated statements of condition classification of the Company's ROU assets and lease liabilities. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the consolidated statements of condition.

(dollars in thousands)			December 31, 2022		December 31, 2021
Lease Right-of-Use Assets	**Classification**				
Operating lease right-of-use assets	Operating Lease Right-of-Use Assets	$	92,307	$	95,621
Finance lease right-of-use assets	Premises and Equipment, Net		2,160		2,232
Total Lease Right-of-Use Assets		$	94,467	$	97,853
Lease Liabilities					
Operating lease liabilities	Operating Lease Liabilities	$	100,526	$	103,210
Finance lease liabilities	Other Debt		10,294		10,391
Total Lease Liabilities		$	110,820	$	113,601

The calculated amount of the ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company's lease agreements often include one or more options to renew at the Company's discretion. If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. Regarding the discount rate, Topic 842 requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term. For operating leases existing prior to January 1, 2019, the rate for the remaining lease term as of January 1, 2019, was used. For the Company's only finance lease, the Company utilized its incremental borrowing rate at lease inception.

	December 31, 2022	December 31, 2021
Weighted-Average Remaining Lease Term		
Operating leases	15.4	16.4 years
Finance leases	30.0	31.0 years
Weighted-Average Discount Rate		
Operating leases	3.56%	3.57%
Finance leases	7.04%	7.04%

The following table represents lease costs and other lease information. As the Company elected, for all classes of underlying assets, not to separate lease and non-lease components and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as common area maintenance and utilities. Variable lease cost also includes payments for ATM location leases in which payments are based on a percentage of ATM transactions (i.e., ATM surcharge fees), rather than a fixed amount.

(dollars in thousands)		2022		2021
Lease Costs				
Operating lease cost	$	11,843	$	11,493
Variable lease cost		3,305		2,954
Short-term lease cost		328		407
Interest on lease liabilities [1]		728		735
Amortization of right-of-use assets		72		72
Sublease income		(7,147)		(7,452)
Net Lease Costs	$	9,129	$	8,209
Other Information				
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	11,502	$	13,741
Operating cash flows from finance leases		728		735
Financing cash flows from finance leases		97		90
Right-of-use assets obtained in exchange for new operating lease liabilities		10,804		12,207

[1] Included in other debt interest expense in the Company's consolidated statements of income. All other lease costs in this table are included in net occupancy expense.

Future minimum payments for finance leases and operating leases with initial or remaining terms of one year or more as of December 31, 2022, were as follows:

(dollars in thousands)		Finance Leases		Operating Leases
2023	$	825	$	11,365
2024		825		10,538
2025		825		10,113
2026		825		8,816
2027		825		7,732
Thereafter		20,630		77,571
Total Future Minimum Lease Payments		24,755		126,135
Amounts Representing Interest		(14,461)		(25,609)
Present Value of Net Future Minimum Lease Payments	$	10,294	$	100,526

The Company, as lessor, leases and subleases certain properties to third party lessees. Rental income for these operating leases were $9.5 million, $9.8 million, and $10.3 million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively.

Future minimum rental income under operating leases, including subleases, as of December 31, 2022, were as follows:

(dollars in thousands)		Minimum Rental Income
2023	$	4,924
2024		3,241
2025		2,342
2026		1,651
2027		837
Thereafter		3,047
Total	$	16,042

Note 24. Bank of Hawai'i Corporation Financial Statements

Condensed financial statements of the Parent were as follows:

Condensed Statements of Comprehensive Income (Loss)

		Year Ended December 31,				
(dollars in thousands)		**2022**		**2021**		**2020**
Income						
Dividends from Bank of Hawai'i	$	182,000	$	62,000	$	134,000
Investment Securities Gains (Losses), Net		(1,195)		(948)		13,336
Other Income and Interest on Investment		6		6		154
Total Income		180,811		61,058		147,490
Noninterest Expense						
Intercompany Salaries and Services		1,121		764		758
Other Expenses		2,240		1,787		1,864
Total Noninterest Expense		3,361		2,551		2,622
Income Before Income Tax Benefit and Equity in Undistributed Income of Subsidiaries		177,450		58,507		144,868
Income Tax Benefit (Expense)		2,036		2,131		(2,395)
Equity in Undistributed Income of Subsidiaries		46,318		192,734		11,331
Net Income	$	225,804	$	253,372	$	153,804
Comprehensive Income (Loss)	$	(142,472)	$	179,168	$	192,738

Condensed Statements of Condition

		December 31, 2022		December 31, 2021
(dollars in thousands)				
Assets				
Cash with Bank of Hawai'i	$	19,147	$	6,376
Investment Securities Held-to-Maturity		2,500		2,500
Goodwill		14,129		14,129
Other Assets		11,596		14,130
Equity in Net Assets of Subsidiaries		1,279,736		1,586,473
Total Assets	$	1,327,108	$	1,623,608
Liabilities				
Income Taxes Payable	$	349	$	38
Other Liabilities		9,764		11,959
Total Liabilities		10,113		11,997
Shareholders' Equity		1,316,995		1,611,611
Total Liabilities and Shareholders' Equity	$	1,327,108	$	1,623,608

Condensed Statements of Cash Flows

(dollars in thousands)	Year Ended December 31,					
		2022		2021		2020
Operating Activities						
Net Income	$	225,804	$	253,372	$	153,804
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:						
Share-Based Compensation		847		779		795
Net (Gains) Losses on Sales of Investment Securities		1,195		948		(13,336)
Equity in Undistributed Income of Subsidiaries		(46,318)		(192,734)		(11,331)
Net Change in Other Assets and Other Liabilities		1,138		(977)		(68)
Net Cash Provided by Operating Activities		182,666		61,388		129,864
Investing Activities						
Capital Contributions to the Bank of Hawai‘i		—		(165,000)		—
Proceeds from (Expenses related to) Sales of Investment Securities		(1,195)		(948)		18,336
Purchase of Investment Securities Held-to-Maturity		—		—		(2,501)
Net Cash Provided by (Used in) Investing Activities		(1,195)		(165,948)		15,835
Financing Activities						
Proceeds from Issuance of Common Stock		6,797		13,611		9,389
Proceeds from Issuance of Preferred Stock		—		175,487		—
Repurchase of Common Stock		(55,063)		(31,258)		(18,006)
Cash Dividends Paid Common Stock		(112,557)		(110,633)		(107,434)
Cash Dividends Paid Preferred Stock		(7,877)		(2,975)		—
Net Cash Provided by (Used in) Financing Activities		(168,700)		44,232		(116,051)
Net Change in Cash and Cash Equivalents		12,771		(60,328)		29,648
Cash and Cash Equivalents at Beginning of Period		6,376		66,704		37,056
Cash and Cash Equivalents at End of Period	$	19,147	$	6,376	$	66,704

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2022. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. Internal control is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Because of inherent limitations in any system of internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the Company's internal control over financial reporting as of December 31, 2022. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP , located in Honolulu, Hawaii, United States, the independent registered public accounting firm who also has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K. Ernst & Young LLP's attestation report on the Company's internal control over financial reporting appears on the following page and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2022, that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bank of Hawai'i Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Bank of Hawai'i Corporation and subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Bank of Hawai'i Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of condition of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 1, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Honolulu, Hawaii
March 1, 2023

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

Certain information regarding the executive officers of the Parent is included under the caption "Information about our Executive Officers" in Part I, Item 1 of this report. Other information required by this Item is incorporated herein by reference to the Bank of Hawai'i Corporation Proxy Statement for the 2023 annual meeting of shareholders to be filed with the SEC within 120 days after the end of the Company's fiscal year to which this report relates.

The Parent's Board of Directors has determined that Mark A. Burak, John C. Erickson, Alicia E. Moy, Victor K. Nichols, and Raymond P. Vara, Jr., members of the Parent's Audit and Risk Committee, are audit committee financial experts within the meaning of Item 407(d)(5) of Regulation S-K. All members on the Audit and Risk Committee are independent and are financially literate within the meaning of Section 10A(m)(3) of the Exchange Act and the rules of the New York Stock Exchange, as applicable.

The Parent has adopted a written code of ethics within the meaning of Item 406 of Regulation S-K that applies to the Parent's Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer. A copy of the Code of Ethics for Senior Financial Officers is available on the Company's website, www.boh.com. The Parent intends to provide disclosure of any change to, or waiver from, the Parent's Code of Ethics for Senior Financial Officers via its website.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the Bank of Hawai'i Corporation Proxy Statement for the annual meeting of shareholders to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the Bank of Hawai'i Corporation Proxy Statement for the 2023 annual meeting of shareholders to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the Bank of Hawai'i Corporation Proxy Statement for the 2023 annual meeting of shareholders to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference to the Bank of Hawai'i Corporation Proxy Statement for the   annual meeting of shareholders to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements and Schedules

The following Consolidated Financial Statements of Bank of Hawaii Corporation and Subsidiaries are included in Item 8 of this report:

Consolidated Statements of Income – Years ended December 31, 2022, December 31, 2021, and December 31, 2020

Consolidated Statements of Comprehensive Income – Years ended December 31, 2022, December 31, 2021, and December 31, 2020

Consolidated Statements of Condition – December 31, 2022, and December 31, 2021

Consolidated Statements of Shareholders' Equity – Years ended December 31, 2022, December 31, 2021, and December 31, 2020

Consolidated Statements of Cash Flows – Years ended December 31, 2022, December 31, 2021, and December 31, 2020

Notes to Consolidated Financial Statements

All other schedules to the Consolidated Financial Statements stipulated by Article 9 of Regulation S-X and all other schedules to the financial statements of the registrant required by Article 5 of Regulation S-X are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Exhibit Table

Exhibit Number	
3.1	Certificate of Incorporation of Bank of Hawaii Corporation (f/k/a Pacific Century Financial Corporation and Bancorp Hawaii, Inc.), as amended (incorporated by reference from Exhibit 3.1 to Bank of Hawaii Corporation's Annual Report on Form 10-K for its fiscal year ended December 31, 2005, as filed on February 28, 2006 (the "2005 10-K")).
3.2	Certificate of Amendment of Certificate of Incorporation of Bank of Hawaii Corporation (incorporated by reference from Exhibit 3.1 to Bank of Hawaii Corporation's Current Report on Form 8-K filed on April 30, 2008 (the "April 30, 2008 8-K")).
3.3	Amended and Restated By-Laws of Bank of Hawaii Corporation (incorporated by reference from Exhibit 3.2 to the April 30, 2008 8-K).
3.4	Amended and Restated By-Laws of Bank of Hawaii Corporation (incorporated by reference from Exhibit 3.2 to Bank of Hawaii Corporation's Current Report on Form 8-K filed on November 19, 2013).
3.5	Amended and Restated By-Laws of Bank of Hawaii Corporation (incorporated by reference from Exhibit 3.2 to Bank of Hawaii Corporation's Current Report on Form 8-K filed on October 24, 2018).
3.6	Certificate of Designations of 4.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.1 to Bank of Hawaii Corporation's Current Report on Form 8-K filed on June 15, 2021).
4.1	Instruments defining the rights of holders of long-term debt of Bank of Hawaii Corporation and its consolidated subsidiaries are not filed as exhibits because the amount of debt authorized under any such instruments does not exceed 10% of the total assets of Bank of Hawaii Corporation and its consolidated subsidiaries. Bank of Hawaii Corporation agrees to furnish a copy of any such instrument to the Commission upon request.
4.2	Description of the Registrant's Securities
4.3	Deposit Agreement, dated June 15, 2021, by and among Bank of Hawaii Corporation, Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on June 15, 2021)
4.4	Form Depository Receipt (included in Exhibit 4.3)
10.1	Bank of Hawaii Corporation's Executive Incentive Plan, as amended (incorporated by reference from Exhibit 10.2 to the 2005 10-K).*
10.2	Bank of Hawaii Corporation's Executive Base Salary Deferral Plan (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii Corporation's Current Report on Form 8-K filed on December 22, 2005).*
10.3	Bank of Hawaii Corporation's Directors' Deferred Compensation Plan, as amended (incorporated by reference from Exhibit 10.7 to the 2005 10-K).*
10.4	Bank of Hawaii Corporation's Director Stock Compensation Program, as amended (incorporated by reference from Exhibit 10.8 to the 2005 10-K).*
10.5	Bank of Hawaii Corporation's Amended and Restated Director Stock Compensation Plan (incorporated by reference from Appendix B to Bank of Hawaii Corporation's Definitive Proxy Statement on Schedule 14A for the 2005 Annual Meeting of Shareholders filed on March 17, 2005).*
10.7	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan (incorporated by reference from Appendix C to Bank of Hawaii Corporation's Definitive Proxy Statement on Schedule 14A for the 2004 Annual Meeting of Shareholders, as filed on March 18, 2004).*
10.8	Amendment 2007-1 to the Bank of Hawaii Corporation 2004 Stock and Incentive Compensation Plan (incorporated by reference from Exhibit 10.13 to the Bank of Hawaii Corporation's Annual Report on Form 10-K, as filed on February 25, 2008 (the "2007 10-K")).*
10.9	Amendment 2007-1 to the Bank of Hawaii Corporation Executive Incentive Plan (incorporated by reference from Exhibit 10.16 to the 2007 10-K).*

10.10   Board Resolution for Amendment to the Restricted Stock and Option Awards under the Bank of Hawaii Corporation's Amended and Restated Director Stock Compensation Plan (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on July 28, 2008).*

10.11   Bank of Hawaii Corporation's Amended and Restated Change-In-Control Retention Plan, (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on December 18, 2009).*

10.12   Amendment 2010-1 to the Bank of Hawaii Corporation Executive Incentive Plan (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on July 26, 2010).*

10.13   Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan –Share Appreciation Replacement Program - 2011 Nonqualified Stock Option Agreement (incorporated by reference from Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on November 22, 2011).*

10.14   Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of 2012 Restricted Stock In Lieu Of Base Salary Grant Agreement (incorporated by reference from Exhibit 10.3 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 23, 2012).*

10.15   Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan – Form of 2012 Nonqualified Stock Option Grant Agreement (incorporated by reference from Exhibit 10.4 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 23, 2012).*

10.16   Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of 2014 Restricted Stock Grant Agreement - Ho, Biggs & Sellers (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 29, 2014).*

10.17   Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of 2014 Restricted Stock Grant Agreement - Lucien & Rossi (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 29, 2014).*

10.18   Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of 2014 Restricted Stock Unit Grant Agreement - Ho, Biggs & Sellers (incorporated by reference from Exhibit 10.3 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 29, 2014).*

10.19   Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of 2014 Restricted Stock Unit Grant Agreement - Lucien & Rossi (incorporated by reference from Exhibit 10.4 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 29, 2014).*

10.20   Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Form of Special Incentive Agreement - Rossi & Sellers (incorporated by reference from Exhibit 10.5 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 29, 2014).*

10.21   Bank of Hawaii Corporation's 2014 Stock and Incentive Plan (incorporated by reference from Appendix A to Bank of Hawaii Corporation's Definitive Proxy Statement on Schedule 14A for the 2014 Annual Meeting of Shareholders, as filed on March 14, 2014).*

10.22   Bank of Hawaii Corporation's 2014 Stock and Incentive Plan - Form of 2015 Restricted Stock Grant Agreement - (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 28, 2015).*

10.23   Bank of Hawaii Corporation's 2014 Stock and Incentive Plan - Form of 2015 Restricted Stock Unit Grant Agreement - (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 28, 2015).*

10.24   Bank of Hawaii Corporation's 2015 Director Stock Compensation Plan (incorporated by reference from Appendix A to Bank of Hawaii Corporation's Definitive Proxy Statement on Schedule 14A for the 2015 Annual Meeting of Shareholders filed on March 13, 2015).*

10.25   Bank of Hawaii Corporation's 2014 Stock and Incentive Plan - Form of 2016 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.30 to the Bank of Hawaii Corporation's Annual Report on Form 10-K, as filed on February 29, 2016).*

10.26   Bank of Hawaii Corporation's 2014 Stock and Incentive Plan - Form of 2016 Restricted Stock Unit Grant Agreement (incorporated by reference from Exhibit 10.31 to the Bank of Hawaii Corporation's Annual Report on Form 10-K, as filed on February 29, 2016).*

10.27	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Amendment of 2011 Nonqualified Stock Option Agreement (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii Corporation's Quarterly Report on Form 10-Q, as filed on July 25, 2016).*
10.28	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Amendment of 2012 Nonqualified Stock Option Agreement (incorporated by reference from Exhibit 10.2 to the Bank of Hawaii Corporation's Quarterly Report on Form 10-Q, as filed on July 25, 2016).*
10.29	Bank of Hawaii Corporation's 2014 Stock and Incentive Plan - Form of 2017 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii corporation's Current Report on Form 8-K, as filed on February 27, 2017)*
10.30	Amendment to Bank of Hawaii Corporation's 2014 Stock and Incentive Plan (incorporated by reference from Appendix A to Bank of Hawaii Corporation's Definitive Proxy Statement on Schedule 14A for the 2017 Annual Meeting of Shareholders, as filed on March 17, 2017).*
10.31	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2018 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 26, 2018).*
10.32	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2019 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 25, 2019).*
10.33	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2020 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 24, 2020).*
10.34	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2020 Restricted Stock Grant Agreement (Service-Based)(incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 22, 2021).*
10.35	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2020 Restricted Stock Grant Agreement (Performance Based) (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 22, 2021).*
10.36	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2021 Restricted Stock Grant Agreement (Performance Based) (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on March 26, 2021).*
10.37	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2021 Restricted Stock Grant Agreement (Performance Based) (incorporated by reference from Exhibit 10.3 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on March 26, 2021).*
10.38	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2022 Restricted Stock Grant Agreement (Performance Based) (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 21, 2022).*
10.39	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2022 Restricted Stock Grant Agreement (Performance Based) (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 18, 2022).*
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification on Chief Executive Officer Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934.
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934.
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS   InLine XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH   InLine XBRL Taxonomy Extension Schema Document

101.CAL   InLine XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF   InLine XBRL Taxonomy Extension Definition Linkbase Document

101.LAB   InLine XBRL Taxonomy Extension Label Linkbase Document

101.PRE   InLine XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

Not Applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2023   Bank of Hawaii Corporation

By: /s/ Peter S. Ho
      Peter S. Ho
      Chairman of the Board,
      Chief Executive Officer, and
      President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 1, 2023 by the following persons on behalf of the registrant and in the capacities indicated.

/s/ Peter S. Ho	/s/ S. Haunani Apoliona
Peter S. Ho	S. Haunani Apoliona, Director
Chairman of the Board, Chief Executive Officer, and President (Principal Executive Officer)	
/s/ Mark A. Burak	/s/ John C. Erickson
Mark A. Burak, Director	John C. Erickson, Director
/s/ Joshua D. Feldman	/s/ Michelle Hulst
Joshua D. Feldman, Director	Michelle Hulst, Director
/s/ Kent T. Lucien	/s/ Elliot K. Mills
Kent T. Lucien, Director	Elliot K. Mills, Director
/s/ Alicia E. Moy	/s/ Victor K. Nichols
Alicia E. Moy, Director	Victor K. Nichols, Director
/s/ Barbara J. Tanabe	/s/ Dana M. Tokioka
Barbara J. Tanabe, Director	Dana M. Tokioka, Director
/s/ Raymond P. Vara, Jr.	/s/ Robert W. Wo
Raymond P. Vara, Jr., Director	Robert W. Wo, Director
/s/ Dean Y. Shigemura	/s/ Jeanne Dressel
Dean Y. Shigemura, Chief Financial Officer (Principal Financial Officer)	Jeanne Dressel, Controller, Principal Accounting Officer

Exhibit 31.1

Certification of Chief Executive Officer Pursuant to
Rule 13a-14(a) of the Securities Exchange Act of 1934, as Amended,
Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Peter S. Ho, certify that:

1. I have reviewed this annual report on Form 10-K of Bank of Hawaii Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit and risk committee of the registrant's board of directors:

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2023   /s/ Peter S. Ho
                                                            _____
                                                            Peter S. Ho
                                                            Chairman of the Board,
                                                            Chief Executive Officer, and
                                                            President

Exhibit 31.2

Certification of Chief Financial Officer Pursuant to
Rule 13a-14(a) of the Securities Exchange Act of 1934, as Amended,
Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Dean Y. Shigemura, certify that:

1. I have reviewed this annual report on Form 10-K of Bank of Hawaii Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit and risk committee of the registrant's board of directors:

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2023

/s/ Dean Y. Shigemura
Dean Y. Shigemura
Chief Financial Officer

Exhibit 32

Certification of Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

We hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of Bank of Hawaii Corporation (the "Company") for the year ended December 31, 2022 (the "Report"):

- fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

- the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date March 1, 2023

/s/ Peter S. Ho

Peter S. Ho
Chairman of the Board,
Chief Executive Officer, and
President

/s/ Dean Y. Shigemura

Dean Y. Shigemura
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.